As filed with the Securities and Exchange Commission on April 29, 2009

Registration No. 033-34370*
Registration No. 811-02512

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM N-4

Post-Effective Amendment No. 61
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
and
Amendment to

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

**Variable Annuity Account B**
*(Exact Name of Registrant)*
of

ING LIFE INSURANCE AND ANNUITY COMPANY
*(Name of Depositor)*

One Orange Way
Windsor, Connecticut 06095-4774
(860) 580-4646
*(Address and Telephone Number of Depositor's Principal Office)*

John S. (Scott) Kreighbaum, Esq.
ING Americas (U.S. Legal Services)
1475 Dunwoody Drive, West Chester, PA 19380-1478
(610) 425-3404
*(Name and Address of Agent for Service of Process)*

Copy to:
J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
One Orange Way, C1S, Windsor, CT, 06095-4774

Approximate Date of Proposed Public Offering: As soon as practical after the effective date of the Registration Statement

It is proposed that this filing will become effective (check appropriate box):

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[X] on May 1, 2009, pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on ____________, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment

Title of Securities Being Registered: Group or Individual Deferred Variable Annuity Contracts

---

* Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the following earlier Registration Statement: 33-87932.

**PART A**
**INFORMATION REQUIRED IN A PROSPECTUS**

## SUPPLEMENT Dated May 1, 2009
## To The Prospectus Dated May 1, 2009 For

## ING MARATHON PLUS

### Issued By ING Life Insurance and Annuity Company
### Through Its Variable Annuity Account B

*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-531-4547.*

# NOTICE OF REORGANIZATIONS

Effective after the close of business <u>on or about July 17, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolios | Surviving Portfolios |
|---|---|
| ING JPMorgan Value Opportunities Portfolio | ING Russell[TM] Large Cap Value Index Portfolio |
| ING Neuberger Berman Partners Portfolio<br>ING Oppenheimer Main Street Portfolio[®] | ING Russell[TM] Large Cap Index Portfolio |
| ING Opportunistic Large Cap Growth Portfolio | ING Index Plus International Equity Portfolio |

Effective after the close of business <u>on or about August 7, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolios | Surviving Portfolios |
|---|---|
| ING Growth and Income Portfolio II | ING Growth and Income Portfolio |
| ING Index Plus International Equity Portfolio | ING International Index Portfolio |

**Information Regarding Reorganizations:**

These reorganizations will be administered pursuant to agreements, which either have been approved, or are subject to approval, by the boards of trustees of the Disappearing Portfolios. The reorganization agreements will also be subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about the relevant date noted above, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolios will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-531-4547.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted.

## ING Life Insurance and Annuity Company
**Variable Annuity Account B of ING Life Insurance and Annuity Company**

**Deferred Variable Annuity Contract**

# ING MARATHON PLUS

**May 1, 2009**

**The Contracts.** The contracts described in this prospectus are group or individual "Marathon Plus" deferred variable annuity contracts issued by ING Life Insurance and Annuity Company (the "Company," "we," "us," "our"). They are issued to you, the contract holder, as either a nonqualified deferred annuity; a qualified individual retirement annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986, as amended ("Tax Code"); a qualified Roth IRA under section 408A of the Tax Code; or as a qualified contract for use with certain employer sponsored retirement plans. Prior to May 1, 1998, the contracts were available as tax-deferred annuities as described under section 401(a) of the Tax Code. The contracts are not available as SIMPLE IRAs under Tax Code section 408(p). We do not currently offer this contract for sale to new purchasers.

**Why Reading this Prospectus Is Important.** This prospectus contains facts about the contracts and their investment options that you should know before purchasing. This information will help you decide if the contracts are right for you. Please read this prospectus carefully.

**Investment Options.** The contracts offer variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

**The Funds.** Information about the funds in which the subaccounts invest is located in Appendix III – Description of Underlying Funds and in each fund prospectus. A prospectus containing more information on each Underlying Fund may be obtained by calling our Customer Service Center at 800-531-4547. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

**Getting Additional Information.** You may obtain free of charge the May 1, 2009, Statement of Additional Information ("SAI") about the separate account by indicating your request on your application or calling us at 1-800-366-0066. You may also obtain free of charge the most recent annual and/or quarterly report of ING USA Annuity and Life Insurance Company by calling us at 1-800-366-0066. You may also obtain an SAI for any of the funds by calling that number. The Securities and Exchange Commission ("SEC") also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC website, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. You may call 1-202-942-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. The SAI table of contents is listed in this prospectus. The SAI is incorporated into this prospectus by reference.

**Additional Disclosure Information.** Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

**Fixed Interest Options.**

- ILIAC Guaranteed Account (the "Guaranteed Account")
- Fixed Account

Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Account prospectus. To obtain a copy, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov).

**Availability of Options.** Some funds or fixed interest options may be unavailable through your contract or in your state.

These contracts are not deposits with, obligations of or guaranteed by any bank, nor are they insured by the FDIC. The contracts are subject to investment risk, including the possible loss of the principal amount of your investment.

**We pay compensation to broker/dealers whose registered representatives sell the contract. See "Other Topics – Contract Distribution," for further information about the amount of compensation we pay.**

*The investment portfolios are listed on the next page.*

The investment portfolios available under your contract are:

**ING Investors Trust**
ING BlackRock Large Cap Growth Portfolio (Class I)
ING Evergreen Omega Portfolio (Class I)
ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio (Class I)
ING JPMorgan Emerging Markets Equity Portfolio (Class I)
ING MFS Total Return Portfolio (Class I)
ING PIMCO High Yield Portfolio (Class S)
ING Van Kampen Capital Growth Portfolio (Class I)

**ING Partners, Inc.**
ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Strategic Income Portfolio (Initial Class)
ING Pioneer High Yield Portfolio (Initial Class)
ING Templeton Foreign Equity Portfolio (Initial Class)
ING Thornburg Value Portfolio (Initial Class)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio Initial Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
ING Van Kampen Equity and Income Portfolio (Initial Class)

**ING Strategic Allocation Portfolios, Inc.**
ING Strategic Allocation Conservative Portfolio (Class I) *
ING Strategic Allocation Growth Portfolio (Class I) *
ING Strategic Allocation Moderate Portfolio (Class I) *

**ING Variable Funds**
ING Growth and Income Portfolio (Class I)

**ING Variable Portfolios, Inc.**
ING BlackRock Science and Technology Opportunities Portfolio (Class I)
ING Index Plus LargeCap Portfolio (Class I)
ING International Index Portfolio (Class I)
ING Opportunistic LargeCap Portfolio (Class I)
ING Russell<sup>TM</sup> Large Cap Index Portfolio (Class I)
ING Russell<sup>TM</sup> Large Cap Value Index Portfolio (Class S)
ING Small Company Portfolio (Class I)

**ING Balanced Portfolio, Inc.**
ING Balanced Portfolio (Class I)

**ING Intermediate Bond Portfolio**
ING Intermediate Bond Portfolio (Class I)

**ING Money Market Portfolio**
ING Money Market Portfolio (Class I)

**Calvert Variable Series, Inc.**
Calvert Social Balanced Portfolio

**Fidelity® Variable Insurance Products**
Fidelity® VIP *Contrafund*® Portfolio (Class I)
Fidelity® VIP Equity-Income Portfolio (Class I)
Fidelity® VIP Index 500 Portfolio (Class I)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. Appendix III highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. See Appendix IV for all subaccounts and valuation information.

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\* These investment portfolios are structured as "fund of funds." See "Investment Options – Mutual Fund (Fund) Descriptions" and "Fund Expenses" for more information about "fund of funds."

## TABLE OF CONTENTS

## CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

**Questions:**

**Contacting the Company.** To answer your questions, contact your sales representative or write or call our Customer Service Center at:

> ING
> P.O. Box 9271
> Des Moines, IA 50306-9271
> 1-800-531-4547

**Sending Forms and Written Requests in Good Order.** If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

**Sending Additional Purchase Payments.** Use the following addresses when sending additional purchase payments.

| | |
|---|---|
| *If using the U.S. Postal Service:* | *If using express mail:* |
| ING | ING |
| Attn: Customer Service Center | Attn: Customer Service Center |
| P.O. Box 9271 | 909 Locust Street |
| Des Moines, IA 50306-9271 | Des Moines, IA 50309-2899 |

   Express mail packages should not be sent to the P.O. Box address.

**Contract Design:**

The contract described in this prospectus is a group or individual deferred variable annuity contract. It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals. The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.

**Contract Facts:**

**Free Look/Right to Cancel.** You may cancel your contract within ten days (some states require more than ten days) of receipt. See "Right To Cancel."

**Death Benefit.** Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. Any death benefit during the income phase will depend upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

**Withdrawals.** During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals." Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See Appendix I.

**Systematic Distribution Options.** These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

**Fees and Expenses.** Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."

**Taxation.** You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs, 401(a) and 457 plans) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

**Use of an Annuity Contract in an IRA or other Qualified Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of an Individual Retirement Account or other qualified retirement account, an annuity contract is not necessary to obtain this favorable tax treatment. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your sales representative taking into account the additional fees and expenses you may incur in an annuity. See "Purchase and Rights."

## CONTRACT PHASES

**I.   The Accumulation Phase** (accumulating dollars under your contract)

**STEP 1:** You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment. If you elected the premium bonus option we will also credit your account with a premium bonus.

**STEP 2:** You direct us to invest your purchase payment and the premium bonus, if applicable, in one or more of the following investment options:

- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

**STEP 3:** Each subaccount you select purchases shares of its assigned fund.

**II.   The Income Phase** (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

- Receive income phase payments for a specified period of time or for life;

- Receive income phase payments monthly, quarterly, semi-annually or annually;

- Select an income phase payment option that provides for payments to your beneficiary; or

- Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

## FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted. See "The Income Phase" for the different fees that may apply after you begin receiving payments under the contract.

**Maximum Transaction Fees:**

**Early Withdrawal Charge**
(As a percentage of payments withdrawn.)

| Contracts Issued Outside of the State of New York | |
|---|---|
| **Contracts Other Than Roth IRA Contracts:** | |
| **Years from Receipt of Purchase Payment** | **Early Withdrawal Charge** |
| Less than 2 | 7% |
| 2 or more but less than 4 | 6% |
| 4 or more but less than 5 | 5% |
| 5 or more but less than 6 | 4% |
| 6 or more but less than 7 | 3% |
| 7 or more | 0% |
| **Roth IRA Contracts[1]** | |
| **Completed Account Years** | **Early Withdrawal Charge** |
| Less than 1 | 5% |
| 1 or more but less than 2 | 4% |
| 2 or more but less than 3 | 3% |
| 3 or more but less than 4 | 2% |
| 4 or more but less than 5 | 1% |
| 5 or more | 0% |

[1] If the purchase payment is a rollover from another contract issued by us or one of our affiliates and the early withdrawal charge was waived, the early withdrawal charge will be based on the number of completed account years since the date of the initial payment to the former contract.

| Contracts Issued in the State of New York: | |
|---|---|
| **Years from Receipt of Purchase Payment** | **Early Withdrawal Charge** |
| Less than 1 | 7% |
| 1 or more but less than 2 | 6% |
| 2 or more but less than 3 | 5% |
| 3 or more but less than 4 | 4% |
| 4 or more but less than 5 | 3% |
| 5 or more but less than 6 | 2% |
| 6 or more but less than 7 | 1% |
| 7 or more | 0% |
| **Annual Maintenance Fee** ......................................................................... | $30.00[2] |
| **Transfer Charge** ................................................................................... | $ 0.00[3] |

[2] The annual maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due. See "Fees – Transaction Fees – Annual Maintenance Fee."

[3] During the accumulation phase we currently allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

**Fees Deducted from Investments in the Separate Account**

**Amount During the Accumulation Phase.**
(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

**Contracts Issued Outside of the State of New York**

- Other than Roth IRA Contracts Issued before May 1, 1998

| | |
|---|---|
| Mortality and Expense Risk Charge | 1.25%[4] |
| Administrative Expense Charge | 0.15% |
| Total Separate Account Expenses* | 1.40% |

- Roth IRA Contracts and Contracts Issued on or after May 1, 1998

| | |
|---|---|
| Mortality and Expense Risk Charge | 1.10%[4] |
| Administrative Expense Charge | 0.15% |
| Total Separate Account Expenses* | 1.25% |

**Contracts Issued in New York**

- All Contracts

| | |
|---|---|
| Mortality and Expense Risk Charge | 1.25%[4] |
| Administrative Expense Charge | 0.15% |
| Total Separate Account Expenses* | 1.40% |

| | |
|---|---|
| **GET Fund Guarantee Charge*** | 0.50% |

\* For investments in the ING GET U.S. Core Portfolio subaccount, an additional 0.50% guarantee charge will be made. The GET Fund guarantee charges applies during each guarantee period to amounts invested in the GET Fund investment option only. See "Investment Options – Variable Investment Options" for additional information. Effective June 21, 2007, no new series of the GET Fund are available.

**Amount During the Income Phase.**
(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

- All Contracts

| | |
|---|---|
| Mortality and Expense Risk Charge | 1.25%[4] |
| Administrative Expense Charge | 0.00% - 0.25%[5] |
| Total Separate Account Expenses | 1.25% - 1.50% |

[4] Under certain contracts the mortality and expense risk charge during the accumulation period may be reduced. See "Fees – Fees Deducted from Investments in the Separate Account - Mortality and Expense Risk Charge."

[5] We currently do not deduct an administrative expense charge during the income phase; however, we reserve the right to deduct the daily charge of not more than 0.25% per year. See "The Income Phase – Charges Deducted."

**Fees Deducted by the Funds**

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the Trust or Fund's most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

| Total Annual Trust or Fund Operating Expenses | Minimum | Maximum |
|---|---|---|
| (expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1], and other expenses): | 0.10% | 1.25% |

[1] The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

**Examples**

These examples are intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, applicable to each type of contract, contract fees, separate account annual expenses, and Trust or Fund fees and expenses. The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of the contracts and of any of the Trusts or Funds without taking into account any fee waiver or expense reimbursement arrangements that may apply.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

**For Contracts Other Than Roth IRA Contract Issued Outside of the State of New York**

| 1) If you withdraw your entire account value at the end of the applicable time period: | | | |
|---|---|---|---|
| 1 year | 3 years | 5 years | 10 years |
| $958 | $1,393 | $1,853 | $2,879 |
| 2) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:* | | | |
| 1 year | 3 years | 5 years | 10 years |
| $258 | $793 | $1,353 | $2,879 |

**For Contracts Issued In the State of New York**

| 1) If you withdraw your entire account value at the end of the applicable time period: | | | |
|---|---|---|---|
| 1 year | 3 years | 5 years | 10 years |
| $971 | $1,333 | $1,721 | $3,011 |
| 2) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:* | | | |
| 1 year | 3 years | 5 years | 10 years |
| $271 | $833 | $1,421 | $3,011 |

* This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example 1).

**Fund Fee Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Fees – Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Fees – Fund Expenses" for more information.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

## CONDENSED FINANCIAL INFORMATION

**Understanding Condensed Financial Information.** In Appendix IV of this prospectus, we provide condensed financial information about the Variable Annuity Account B (the separate account) subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

## INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the "separate account"), a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

- **Mutual Fund (Fund) Descriptions:** We provide brief descriptions of the funds in Appendix III. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Customer Service Center at the address and phone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Room.

  Certain funds offered in a "fund of funds" structure and may have higher fees and expenses than a fund that invests directly in debt and equity securities.

- **ING GET U.S. Core Portfolio (formerly known as, and referred to herein as, "GET Fund").** A GET Fund series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of six months which precedes the guarantee period. The GET Fund investment option may not be available under your contract or in your state. Effective June 21, 2007, no new series of the GET Fund are available.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less any maintenance fees or any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. The guarantee does not promise that you will earn the fund's minimum targeted return referred to in the investment objective.

If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The guarantee will not apply to these amounts or to amounts deducted as a maintenance fee, if applicable. The GET Fund subaccount is not available for the dollar cost averaging program or the account rebalancing program.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the GET Fund investment option, including charges and expenses.

**Fixed Interest Options.** If available in your state, the ILIAC Guaranteed Account (the "Guaranteed Account") or the Fixed Account. The Guaranteed Account offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. The Fixed Account is only available in certain states. For a description of these options, see Appendices I and II and the Guaranteed Account prospectus.

**Selecting Investment Options**

- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

- **Be informed.** Read this prospectus, the fund prospectuses, the Guaranteed Account and Fixed Account appendices and the Guaranteed Account prospectus

**Limits on Availability of Options.** Some funds or fixed interest options may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

**Limits on How Many Investment Options You May Select.** Although there is currently no limit, we reserve the right to limit the number of investment options you may select at any one time or during the life of the contract. For purposes of determining any limit, each subaccount and each guaranteed term of the Guaranteed Account, or an investment in the Fixed Account in certain contracts where the Guaranteed Account is not available, will be considered an option.

**Additional Risks of Investing in the Funds (Mixed and Shared Funding).** "Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

- Shared – bought by more than one company
- Mixed – bought for annuities and life insurance

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

## TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)

You may transfer amounts among the available subaccounts. During the accumulation phase we allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. During the income phase, if approved in your state, transfers are limited to four per year and allowed only if you select variable payments.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. Transfers from the Fixed Account are subject to certain restrictions, and transfers into the Fixed Account from any of the other investment options are not allowed. Transfers must be made in accordance with the terms of your contract.

**Transfer Requests.** Requests may be made in writing, by telephone or, where applicable, electronically.

**Limits on Frequent or Disruptive Transfers**

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

**Excessive Trading Policy.** We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit  (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

**Value of Your Transferred Dollars.** The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Customer

Service Center or, if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

**Telephone and Electronic Transactions: Security Measures.** To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. Please be advised that the risk of a fraudulent transaction is increased with telephone or electronic transactions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when rely on such instructions, you will bear the loss.

**The Dollar Cost Averaging Program.** Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain subaccounts, the Guaranteed Account or Fixed Account to any of the other subaccounts. A market value adjustment will not be applied to dollar cost averaging transfers from a guaranteed term of the Guaranteed Account during participation in the dollar cost averaging program. If such participation is discontinued, we will automatically transfer the remaining balance in that guaranteed term to another guaranteed term of the same duration, unless you initiate a transfer into another investment option. In either case a market value adjustment will apply. See Appendix III for more information about dollar cost averaging from the Guaranteed Account. If dollar cost averaging is stopped with respect to amounts invested in the Fixed Account, the remaining balance will be transferred to the money market subaccount.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. For additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview – Questions:  Contacting the Company."

In certain states purchase payments allocated to the Fixed Account may require participation in the dollar cost averaging program.

**The Account Rebalancing Program.** Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. You may participate in this program by completing the account rebalancing section of your application or by contacting us at the address and/or number listed in "Contract Overview—Questions: Contacting the Company."

## PURCHASE AND RIGHTS

**How to Purchase:**  Please note that this contract is no longer available for purchase, although you may continue to make purchase payments under existing contracts. We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

- Individual Contracts. In some states, where group contracts are not available, you may purchase the contract directly from us by completing an application and delivering it and your initial purchase payment to us. Upon our approval we will issue you a contract and set up an account for you under the contract.

- Group Contracts. In most states we have distributors, usually broker-dealers or banks, who hold the contract as a group contract (see "Other Topics – Contract Distribution"). You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an application and delivering it with your initial purchase payment to that distributor. Upon our approval, we will set up an account for you under the group contract and issue you a certificate showing your rights under the contract.

- Joint Contracts (generally spouses). For a nonqualified contract, you may participate in a group contract as a joint contract holder. References to "contract holder" in this prospectus mean both contract holders under joint contracts. Tax law prohibits the purchase of qualified contracts by joint contract holders.

**Factors to Consider in the Purchase Decision.** You should discuss you decision to purchase a contract with your sales representative. You should understand the investment options it provides, its other features, the risks and potential benefits it includes, and the fees and expenses you will incur. You should take note of the following issues, among others:

1. Long-Term Investment – This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. Early withdrawals may cause you to incur surrender charges and/or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not buy this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2. Investment Risk – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not buy this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3. Features and Fees – The fees for this contract reflect costs associated with the features and benefits it provides. In some cases, you have the option to elect certain benefits that carry additional charges. As you consider this contract, you should determine the value that these various benefits and features have for you, taking into account the charges for those features.

4. Exchanges – If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully. You should consider whether any additional benefits under this contract justify any increased charges that might apply. Also, be sure to talk to your sales representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Maximum Issue Age.** The maximum issue age for you and the annuitant (if you are not the annuitant) on the date we establish your account is 90 (age 85 for those contracts issued in New York and Pennsylvania).

**Your Rights Under the Contract**

- Individual Contracts. You have all contract rights.

- Group Contracts. The holder of the group contract has title to the contract and, generally, only the right to accept or reject any modifications to the contract. You have all other rights to your account under the contract.

- Joint Contracts. Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. See the "Death Benefit" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.

**Purchase Payment Methods.** The following purchase payment methods are allowed:

- One lump sump;
- Periodic payments; or
- Transfer or rollover from a pre-existing retirement plan or account.*

We reserve the right to reject any payments to a prospective or existing account without advance notice.

\* In some states an IRA contract can only accept a lump-sum, rollover payment.

**Purchase Payment Amounts.**
The minimum initial purchase payment amounts are as follows:

|  | Nonqualified | Qualified |
|---|---|---|
| **Minimum Initial Purchase Payment** | $5,000 | $1,500 |

Additional purchase payments must be at least $50 (we may change this amount from time to time). A purchase payment of more than $1,500,000 will be allowed only with our consent.

**Acceptance or Rejection of Your Application.** We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

**Allocating Purchase Payments to the Investment Options.** We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

## RIGHT TO CANCEL

**When and How to Cancel.** You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Customer Service Center along with a written notice of cancellation.

**Refunds.** We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise or unless you purchased an IRA, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. In other words, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires or if you purchased an IRA, we will refund all purchase payments made.

If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

## FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

**TRANSACTION FEES**

**Early Withdrawal Charge**
Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

**Amount.** A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

**Early Withdrawal Charge Schedules**

| CONTRACTS ISSUED OUTSIDE OF THE STATE OF NEW YORK | |
|---|---|
| **Contracts Other Than Roth IRA Contracts** | |
| **Years from Receipt of Purchase Payment** | **Early Withdrawal Charge** |
| Less than 2 | 7% |
| 2 or more but less than 4 | 6% |
| 4 or more but less than 5 | 5% |
| 5 or more but less than 6 | 4% |
| 6 or more but less than 7 | 3% |
| 7 or more | 0% |
| **Roth IRA Contracts[1]** | |
| **Completed Account Years** | **Early Withdrawal Charge** |
| Less than 1 | 5% |
| 1 or more but less than 2 | 4% |
| 2 or more but less than 3 | 3% |
| 3 or more but less than 4 | 2% |
| 4 or more but less than 5 | 1% |
| 5 or more | 0% |
| **CONTRACTS ISSUED IN THE STATE OF NEW YORK** | |
| **Years from Receipt of Purchase Payment** | **Early Withdrawal Charge** |
| Less than 1 | 7% |
| 1 or more but less than 2 | 6% |
| 2 or more but less than 3 | 5% |
| 3 or more but less than 4 | 4% |
| 4 or more but less than 5 | 3% |
| 5 of more but less than 6 | 2% |
| 6 or more but less than 7 | 1% |
| 7 or more | 0% |

[1]   If the purchase payment is a rollover from another contract issued by us or one of our affiliates and the early withdrawal charge has been waived, the early withdrawal charge will be based on the number of completed account years since the date of the initial purchase payment to the former contract.

**Purpose.** This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

**First In, First Out.** The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

For example: For contracts other than Roth IRAs issued outside of New York, we calculate the early withdrawal charge based on the number of years since the purchase payment was received. If your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 6% of the portion of that purchase payment withdrawn. The next time you make a withdrawal we will assess the charge against the portion of the first purchase payment that you did not withdraw and/or your subsequent purchase payments to your account in the order they were received.

For Roth IRAs, we calculate the early withdrawal charge based on the number of completed account years. If three years have elapsed since your initial purchase payment was made, we will deduct an early withdrawal charge equal to 2% of the portion of that purchase payment withdrawn. The next time you make a withdrawal we will assess the charge against the portion of the first purchase payment that you did not withdraw and/or your subsequent purchase payments to your account in the order they were received.

Earnings may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

**Free Withdrawals.** There is no early withdrawal charge if, during each calendar year, the amount withdrawn is 10% or less (for contracts issued in New York, 15% or less on the first withdrawal each calendar year after the first account year) than:

- Your account value as of the last valuation day of the preceding calendar year or the date of your first purchase payment, whichever is later (if approved in your state); or

- Your account value on the next valuation day after we receive your withdrawal request.

The free withdrawal amount will be adjusted for amounts withdrawn under a systematic distribution option or taken as a required minimum distribution during the calendar year.

**Waiver.** The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:

- Used to provide income phase payments to you;

- Paid due to the annuitant's death during the accumulation phase in an amount up to the sum of purchase payments made, minus the total of all partial withdrawals, amounts applied to an income phase payment option and deductions made prior to the annuitant's death;

- Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;

- Taken because of the election of a systematic distribution option but, with respect to the Systematic Withdrawal Option (SWO) and the Life Expectancy Option (LEO), only to the extent that the amount taken is 10% or less (15% or less for contracts issued in the State of New York) of your account value on the later of the date we established your account or the most recent anniversary of that date (see "Systematic Distribution Options");

- Applied as a rollover to certain Roth IRAs issued by us or an affiliate;

- If approved in your state, taken under a qualified contract, when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the Estate Conservation Option (ECO) systematic distribution option); or

- Paid upon termination of your account by us (see "Other Topics – Involuntary Terminations").

**Nursing Home Waiver.** You may withdraw all or a portion of your account value without an early withdrawal charge if:

- More than one year has elapsed since the account effective date;

- The withdrawal is requested within three years of the annuitant's admission to a licensed nursing care facility (in New Hampshire non-licensed facilities are included); and

- The annuitant has spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if the annuitant was in a nursing care facility on the date we established your account. It will also not apply if otherwise prohibited by state law.

**Annual Maintenance Fee**

**Maximum Amount.** $30.00

**When/How.** Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

**Purpose.** This fee reimburses us for our administrative expenses related to the establishment and maintenance of your account.

**Elimination.** We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date this fee is to be deducted.

**Transfer Charge**

**Amount.** During the accumulation phase we currently allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

**Purpose.** This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

**Redemption Fees.** If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

**FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT**

**Mortality and Expense Risk Charge**

**Maximum Amount.** During the accumulation phase the amount of this charge depends upon which contract you purchase. The amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

**Contracts Issued Outside of the State of New York**

- Contracts other than Roth IRAs Issued before May 1, 1998        1.25%
- Contracts Issued on or after May 1, 1998, and all Roth IRA Contracts        1.10%

**Contracts Issued in the State of New York**

- All Contracts        1.25%

During the income phase this charge, on an annual basis, is equal to 1.25% of amounts held in the subaccounts. See "The Income Phase – Charges Deducted."

**When/How.** We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option.

**Purpose.** This charge compensates us for the mortality and expense risks we assume under the contract.

- The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract.

- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

**Administrative Expense Charge**

**Maximum Amount.** During the accumulation phase the amount of this charge, on an annual basis, is equal to 0.15% of your account value invested in the subaccounts. There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase.

**When/How.** If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. This charge may be assessed during the accumulation phase or the income phase. If we are currently imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

**Purpose.** This charge helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. This charge is not intended to exceed the average expected cost of administering the contract. We do not expect to make a profit from this charge.

**ING GET U.S. Core Portfolio Guarantee Charge.**

**Maximum Amount.** 0.50%, but only if you elect to invest in the GET Fund investment option.

**When/How.** We deduct this charge daily during the guarantee period from amounts allocated to the GET Fund investment option.

**Purpose.** This charge compensates us for the cost of providing a guarantee of accumulation unit values of the GET Fund subaccount. See "Investment Options-Variable Investment Options."

**REDUCTION OR ELIMINATION OF CERTAIN FEES**

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, annual maintenance fee, mortality and expense risk charge or administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

- The size and type of group to whom the contract is offered;

- The amount of expected purchase payments;

- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of our affiliates, receiving distributions or making transfers from other contracts issued by us or one of our affiliates or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates;

- The type and frequency of administrative and sales services provided; or

- The level of annual maintenance fees and early withdrawal charges.

In the case of an exchange of another contract issued by us or one of our affiliates where the early withdrawal charge has been waived, the early withdrawal charge for certain contracts offered by this prospectus may be determined based on the dates purchase payments were received in the prior contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

**FUND EXPENSES**

As shown in the fund prospectuses, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

**Types of Revenue Received from Affiliated Funds.** Affiliated funds are (a) funds managed by Directed Services LLC or other company affiliates, which may or may not also be subadvised by another company affiliate; and (b) funds managed by a company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds may include:

- A share of the management fee deducted from fund assets;

- Service fees that are deducted from fund assets;

- For certain share classes, the company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

**Types of Revenue Received from Unaffiliated Funds.** Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and

- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the company or its affiliates in 2008, that ranking would be as follows:

- Fidelity® Variable Insurance Product Portfolios
- Calvert Variable Series, Inc.

If the revenues received from affiliated funds were included in this list, payments from Directed Services LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may make fixed dollar payments to help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The "fund of funds" available under the contract are identified in the list of investment portfolios toward the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Topics – Contract Distribution."

### PREMIUM AND OTHER TAXES

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

**When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

## YOUR ACCOUNT VALUE

During the accumulation phase your account value at any given time equals:

- The current dollar value of amounts invested in the subaccounts; plus
- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

**Subaccount Accumulation Units.** When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

**Accumulation Unit Value (AUV).** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative expense charge (if any) and, for amounts allocated to the ING GET U.S. Core Portfolio subaccount only, the GET Fund guarantee charge. We discuss these deductions in more detail in "Fee Table" and "Fees."

**Valuation.** We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus

- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

- The total value of the subaccount's units at the preceding valuation; minus

- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted from investments in the separate account, such as guarantee charges for the ING GET U.S. Core Portfolio. See "Fees."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

**Step 1:**      You make an initial purchase payment of $5000.

**Step 2:**

   A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
   B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

**Step 3:**      The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

## WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase (for contracts issued in New York, partial withdrawals are not available in the first account year unless they are taken under a systematic distribution option).

**Steps for Making a Withdrawal**

- Select the withdrawal amount.

   (1) Full Withdrawal:  You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge and annual maintenance fee.

   (2) Partial Withdrawal (Percentage or Specified Dollar Amount):  You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account. See Appendices I and II and the Guaranteed Account prospectus for more information about withdrawals from the Guaranteed Account and the Fixed Account.

- Select investment options. If you do not specify this, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.

- Properly complete a disbursement form and deliver it to our Customer Service Center.

**Calculation of Your Withdrawal.** We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at our Customer Service Center.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order.

**Reinstating a Full Withdrawal.** Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of your withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstatement election received more than 30 days after the withdrawal and accept proceeds reinstated more than 60 days after the withdrawal. We will credit your account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET U.S. Core Portfolio and then elect to reinstate them, we will reallocate your GET amounts among other investment options in which you invested on a pro-rata basis. Previously, we would have reinstated them in an ING GET U.S. Core Portfolio series that was then accepting deposits. However, since June 21, 2007, no new series of the GET Fund are available. The reinstatement privilege may be used only once. Special rules apply to reinstatements of amounts withdrawn from the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus). We will not credit your account for market value adjustments that we deducted at the time of your withdrawal or refund any taxes that were withheld. Seek competent advice regarding the tax consequences associated with reinstatement.

## SYSTEMATIC DISTRIBUTION OPTIONS

Systematic distribution options may be exercised at any time during the accumulation phase. The following systematic distribution options may be available:

- SWO – Systematic Withdrawal Option. SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.

- ECO – Estate Conservation Option. ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO.

- LEO – Life Expectancy Option. LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. See "Taxation."

**Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "Contract Overview—Questions: Contacting the Company."

**Systematic Distribution Option Availability.** Withdrawals under a systematic distribution option are limited to your free withdrawal amount. See "Fees – Early Withdrawal Charge – Free Withdrawals." If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time and/or to change the terms of future elections.

**Eligibility for a Systematic Distribution Option.** To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or the Company at the number listed in "Contract Overview—Questions: Contacting the Company."

**Terminating a Systematic Distribution Option.** You may revoke a systematic distribution option at any time by submitting a written request to our Customer Service Center. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

**Charges and Taxation.** When you elect a systematic distribution option your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option, or later revoking the option, may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

## DEATH BENEFIT

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

**Terms to Understand:**

**Account Year/Account Anniversary:** A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

**Annuitant(s):** The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based.

**Beneficiary(ies):** The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.

**Claim Date:** The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Customer Service Center. Please contact our Customer Service Center to learn what information is required for a request for payment of the death benefit to be in good order.

**Contract Holder (You/Your):** The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.

**Market Value Adjustment:** An adjustment that may be made to amounts withdrawn from the Guaranteed Account. The adjustment may be positive or negative.

**During the Accumulation Phase**

**When is a Death Benefit Payable?** During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

**Who Receives Death Benefit Proceeds?** If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance any other beneficiary you have named will be treated as the primary or contingent beneficiary, as originally named, of the surviving joint contract holder. The surviving joint contract holder may change that beneficiary designation. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

**Designating Your Beneficiary.** You may designate a beneficiary on your application or by contacting your sales representative or us as indicated in "Contract Overview – Questions: Contacting the Company."

**Death Benefit Amount**

**Minimum Guaranteed Death Benefit.** If approved in your state, upon the death of the annuitant the death benefit will be the greater of:

(1) The account value on the claim date; or

(2) The minimum guaranteed death benefit as of the date of death, adjusted for purchase payments made and any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan and fees and expenses) since the date the minimum guaranteed death benefit was determined.

**Determining the Minimum Guaranteed Death Benefit.** On the day we establish your account, the minimum guaranteed death benefit equals the amount of your initial purchase payment. Thereafter, the minimum guaranteed death benefit is determined once a year on the account anniversary (until the account anniversary immediately before the annuitant's 85th birthday) and equals the greater of:

(1) The minimum guaranteed death benefit as last determined, adjusted for any purchase payments made and any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan and fees and expenses) since the date the minimum guaranteed death benefit was determined; or

(2) Your account value on that account anniversary.

After the annuitant's 85th birthday, the minimum guaranteed death benefit equals the minimum guaranteed death benefit on the account anniversary immediately before the annuitant's 85th birthday, adjusted for payments made and any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan and fees and expenses) since that account anniversary.

**Death Benefit Greater than the Account Value.** If the alternative death benefit is greater than the account value as of the date of death, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

Prior to the election of a death benefit payment by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options.

**Death Benefit Amounts in Certain Cases**

**If the Contract Holder is not the Annuitant.** Under nonqualified contracts only, the alternative death benefit described above will not apply if the contract holder who is not the annuitant dies. Rather, the death benefit proceeds will be equal to the account value on the date the request for payment is received, plus or minus any market value adjustment. An early withdrawal charge may apply to any full or partial payment of this death benefit.

If the spousal beneficiary continues the account at the death of the contract holder who was not the annuitant, the annuitant will not change and the alternative death benefit described above will not apply on the death of the spousal beneficiary. Rather, the death benefit proceeds will equal the account value on the date the request for payment is received, plus or minus any market value adjustment, and minus any early withdrawal charge, if approved in your state. If your state has not approved deduction of an early withdrawal charge in this situation, then an early withdrawal charge will apply only to payments made since the death of the original contract holder/annuitant.

**If the Spousal Beneficiary Continues the Account.** If the spousal beneficiary continues the account at the death of the contract holder who was also the annuitant, the spousal beneficiary will become the annuitant. In this circumstance the death benefit payable at the death of a spousal beneficiary shall equal the account value on the date the request for payment is received, plus or minus any market value adjustment and minus any applicable early withdrawal charge applicable to payments made since the death of the original contract holder/annuitant.

**Alternative Death Benefit.** If the minimum guaranteed death benefit is not approved in your state, the following death benefit will apply:

Upon the death of the annuitant, the death benefit will be the greatest of:

(1)  The total payments made to your account, adjusted for any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan and fees and expenses);

(2)  The highest account value on any account anniversary until the account anniversary immediately before the annuitant's 75th birthday or date of death, whichever is earlier, adjusted for payments made and any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan and fees and expenses) since that account anniversary; or

(3)  The account value as of the date of death.

**Guaranteed Account.** For amounts held in the Guaranteed Account, see Appendix I for a discussion of the calculation of the death benefit.

**Death Benefit - Methods of Payment**

**For Qualified Contracts.** Under a qualified contract if the annuitant dies the beneficiary may choose one of the following three methods of payment:

- Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules). See "Taxation;"

- Receive, at any time, a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment; or

- Elect SWO or ECO or LEO (described in "Systematic Distribution Options"), provided the election would satisfy the Tax Code minimum distribution rules.

**Payments from a Systematic Distribution Option.** If the annuitant was receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.

**Distribution Requirements.** Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See "Taxation."

**For Nonqualified Contracts.**

(1)  If you die and the beneficiary is your surviving spouse, or if you are a non-natural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder. In this circumstance the Tax Code does not require distributions under the contract until the successor contract holder's death.

As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:

(a)  Continue the contract in the accumulation phase;

(b)  Elect to apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options; or

(c)  Receive at any time a lump-sum payment equal to all or a portion of the account value, plus or any market value adjustment.

If you die and are not the annuitant, an early withdrawal charge will apply if a lump sum is elected.

(2)  If you die and the beneficiary is not your surviving spouse, he or she may elect option 1(b) or option 1(c) above (subject to the Tax Code distribution rules).

In this circumstance the Tax Code requires any portion of the account value, plus or minus any market value adjustment, not distributed in installments over the beneficiary's life or life expectancy, beginning within one year of your death, must be paid within five years of your death. See "Taxation."

(3)  If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1(b) or 1(c) above. If the beneficiary does not elect option 1(b) within 60 days from the date of death, the gain, if any, will be included in the beneficiary's income in the year the annuitant dies

**Payments from a Systematic Distribution Option.** If the contract holder or annuitant dies and payments were made under SWO, payments will stop. A beneficiary, however, may elect to continue SWO.

**Taxation.** In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time-frame required by the Tax Code. See "Taxation."

## THE INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

**Initiating Payments.** At least 30 days prior to the date you want to start receiving payments you must notify us in writing of all of the following:

- Payment start date;

- Income phase payment option (see the income phase payment options table in this section);

- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

- Choice of fixed, variable or a combination of both fixed and variable payments; and

- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected it may not be changed.

**What Affects Payment Amounts.** Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected, the number of guaranteed payments (if any) selected and whether you select fixed, variable or a combination of both fixed and variable payments and, for variable payments, the assumed net investment rate selected.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate.

**Assumed Net Investment Rate.** If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview - Questions: Contacting the Company."

**Minimum Payment Amounts.** The income phase payment option you select must result in:

- A first income phase payment of at least $50; and

- Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

**Restrictions on Start Dates and the Duration of Payments.** Income phase payments may not begin during the first account year, or, unless we consent, later than the later of:

(a) The first day of the month following the annuitant's 85th birthday; or

(b) The tenth anniversary of the last purchase payment made to your account (fifth anniversary for contracts issued in Pennsylvania).

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last purchase payment (the fifth anniversary for contracts issued in Pennsylvania) may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering either of these courses of action.

For qualified contracts only, income phase payments may not extend beyond:

(a) The life of the annuitant;

(b)  The joint lives of the annuitant and beneficiary;

(c)  A guaranteed period greater than the annuitant's life expectancy; or

(d)  A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95. For contracts issued in New York, income phase payments may not begin later than the first day of the month following the annuitant's 90th birthday.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "Taxation" for further discussion of rules relating to income phase payments.

**Charges Deducted.** We make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. We may also deduct a daily administrative charge from amounts held in the subaccounts. See "Fees."

**Death Benefit during the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

**Beneficiary Rights.** A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

**Partial Entry into the Income Phase.** You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

**Taxation.** To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

**Income Phase Payment Options**

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time.

Once income phase payments begin the income phase payment option selected may not be changed.

**Terms to understand:**
**Annuitant(s):**  The person(s) on whose life expectancy(ies) the income phase payments are based.

**Beneficiary(ies):**  The person(s) or entity(ies) entitled to receive a death benefit under the contract.

| Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.<br>**Death Benefit – None:** All payments end upon the annuitant's death. |
| Life Income – Guaranteed Payments | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract.<br>**Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income – Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date.<br>**Continuing Payments:** When you select this option you choose for:<br>(a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or<br>(b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.<br>**Death Benefit – None:** All payments end upon the death of both annuitants. |
| Life Income – Two Lives – Guaranteed Payments | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract.<br>**Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death.<br>**Death Benefit – Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income – Cash Refund Option (limited availability – fixed payment only) | **Length of Payments:** For as long as the annuitant lives.<br>**Death Benefit – Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any premium tax) and less the total amount of income payments paid. |
| Life Income – Two Lives – Cash Refund Option (limited availability – fixed payment only) | **Length of Payments:** For as long as either annuitant lives.<br>**Continuing Payments:** 100% of the payment to continue after the first death.<br>**Death Benefit – Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of income payments paid. |
| **Nonlifetime Income Phase Payment Option** | |
| Nonlifetime – Guaranteed Payments | **Length of Payments:** You may select payments for 5 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below).<br>**Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge. |

**Lump-Sum Payment:** If the "Nonlifetime – Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payment will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees – Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Customer Service Center.

**Calculation of Lump-Sum Payments:** If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3½% or 5% assumed net investment rate used for variable payments).

**Introduction**
This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information, contact the Internal Revenue Service (IRS).

**Types of Contracts: Non-Qualified or Qualified**
The contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

**Taxation of Non-Qualified Contracts**

**Contributions**
You may not deduct the amount of your contributions to a non-qualified contract.

**Taxation of Gains Prior to Distribution**
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified contract until a distribution occurs or until annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

**Diversification.** Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary to do so.

**Investor Control.** Although earnings under non-qualified contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

**Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The non-qualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

**Non-Natural Holders of a Non-Qualified Contract.** If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

**Delayed Annuity Starting Date.** If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

### Taxation of Distributions

**General.** When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

**10% Penalty Tax.** A distribution from a non-qualified contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

**Tax-Free Exchanges.** Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax advisor prior to proceeding with the transaction.

**Taxation of Annuity Payments.** Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as annuity payments. Please consult your tax adviser before electing a partial annuitization.

**Death Benefits.** Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed by August 31, 2013. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

**Assignments and Other Transfers.** A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

**Immediate Annuities.** Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

**Multiple Contracts.** Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

**Withholding.** We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

**Taxation of Qualified Contracts**

**General**
The contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on annuity payments, depends on the type of retirement plan and your tax status. Special favorable tax treatment may be available for certain types of

contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

### Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Section 401(a), 401(k), Roth 401(k), and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of contracts to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

**Individual Retirement Annuities.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Roth IRAs.** Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Section 403(b) Tax-Sheltered Annuities.** The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (c) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

### Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

### Distributions – General
Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**Section 401(a), 401(k) and 403(a) Plans.** Distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;

- You have separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

**Individual Retirement Annuities.** All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a QDRO; or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

**Roth IRAs.** A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

**403(b) Plans.** Distributions from your contract are subject to the requirements of Tax Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Tax Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Tax Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Tax Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code Section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

**Special Hurricane-Related Relief.** The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans. In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of a qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

**Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).**

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

- Start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; and
- Distribution amounts.

**Start Date and Time Period.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

**Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only).** Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

**No Designated Beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only).** In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

### Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**401(a), 401(k), Roth 401(k), 403(a) and 403(b).** Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**IRAs and Roth IRAs.** Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

### Assignment and Other Transfers

**IRAS and Roth IRAs.** The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

**Section 403(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a qualified domestic relations order in accordance with Tax Code Section 414(p); or
- The Company as collateral for a loan.

## Tax Consequences of Guaranteed Minimum Income Feature

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Guaranteed Minimum Income Feature could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit as withdrawals rather than annuity payments. Please consult your tax adviser before electing a partial annuitization.

## Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to

legislative developments and their effect on the contract.

**Taxation of Company**

We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

## OTHER TOPICS

**Variable Annuity Account B**

We established Variable Annuity Account B (the "separate account") in 1976 as a continuation of the separate account established in 1974 under Arkansas Law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into subaccounts. The subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.

**The Company**

We issue the contract described in this prospectus and are responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Although we are a subsidiary of ING, ING is not responsible for the obligations under the contract. The obligations under the contract are solely the responsibility of ING Life Insurance and Annuity Company.

We are engaged in the business of selling life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

**Regulatory Matters**

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

**Insurance and Retirement Plan Products and Other Regulatory Matters.** Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

**Investment Product Regulatory Issues.** Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

**Product Regulation.** Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Taxation" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

**Contract Distribution**

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter (distributor) for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

This contract is no longer available for new purchasers.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker/dealers that are affiliated with the Company:

- Bancnorth Investment Group, Inc.
- Directed Services LLC
- Financial Network Investment Corporation
- Guaranty Brokerage Services, Inc.
- ING America Equities, Inc.
- ING Direct Funds Limited
- ING Financial Advisors, LLC
- ING Financial Markets LLC
- ING Financial Partners, Inc.
- ING Funds Distributor, LLC
- ING Investment Advisors, LLC
- ING Investment Management Services LLC
- Multi-Financial Securities Corporation
- PrimeVest Financial Services, Inc.
- ShareBuilder Securities Corporation
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Commission Payments.** Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 0% to a maximum of 7.0% of the first year of payments to an account. Renewal commissions paid on payments made after the first year and asset-based service fees may also be paid. In addition, we may also pay ongoing annual compensation of up to 1.00% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7.0% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2008, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

| | | | |
|---|---|---|---|
| 1 | SagePoint Financial, Inc. | 14. | Mutual Service Corporation |
| 2. | Symetra Investment Services, Inc. | 15. | Waterstone Financial Group |
| 3. | Huckin Financial Group, Inc. | 16. | Northwestern Mutual Investment Services, LLC |
| 4. | LPL Financial Corporation | 17. | Lincoln Investment Planning, Inc. |
| 5. | Walnut Street Securities, Inc.® | 18. | Cadaret, Grant & Co., Inc. |
| 6. | ING Financial Partners, Inc. | 19. | Securities America, Inc. |
| 7. | NFP Securities, Inc. | 20. | Edward D. Jones & Co., L.P. |
| 8. | Valor Insurance Agency, Inc. | 21. | American Portfolios Financial Services, Inc. |
| 9. | Lincoln Financial Securities Corporation | 22. | Ameritas Investment Corporation |
| 10. | Financial Network Investment Corporation | 23. | First Heartland® Capital, Inc. |
| 11. | NRP Financial, Inc. | 24. | Lincoln Financial Advisors Corporation |
| 12. | National Planning Corporation | 25. | Morgan Keegan and Company, Inc. |
| 13. | Multi-Financial Securities Corporation | | |

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

**Payment Delay or Suspension**

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

- On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;

- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or

- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

**Voting Rights**

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

**Contract Modifications**

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

**Transfer of Ownership:  Assignment**

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at our Customer Service Center. An assignment or transfer of ownership may have tax consequences and you should consult with a tax adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company at our Customer Service Center. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

**Involuntary Terminations**

We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

**Legal Matters and Proceedings**

We are not aware of any pending legal proceedings which involve the variable account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

## STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History
Variable Annuity Account B
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Independent Registered Public Accounting Firm
Financial Statements of the Separate Account
Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview – Questions: Contacting the Company."

## ILIAC GUARANTEED ACCOUNT

**The ILIAC Guaranteed Account (the Guaranteed Account) is a fixed interest option available during the accumulation phase under the contract. This Appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account prospectus carefully before investing in this option.**

**In General.** Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below) which may be positive or negative.

- When deciding to invest in the Guaranteed Account, contact your sales representative or the Company to learn:  The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.

- The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s).  You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

**Deposit Period.** During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

**Interest Rates.** We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

**Guaranteed Terms.** The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or our Customer Service Center to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:

- Market Value Adjustment (MVA) – as described in this appendix and in the Guaranteed Account prospectus;

- Tax penalties and/or tax withholding – see "Taxation;"

- Early withdrawal charge – see "Fees;" or

- Maintenance fee – see "Fees."

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

**Market Value Adjustment (MVA).** If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

**MVA Waiver.** For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:

- Transfers due to participation in the dollar cost averaging program;

- Withdrawals taken due to your election of SWO or ECO (described in "Systematic Distribution Options"), if available;

- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived; and

- Withdrawals due to your exercise of the right to cancel your contract (described in "Right to Cancel").

**Death Benefit.** When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied, except under certain contracts issued in the State of New York.

**Partial Withdrawals.** For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn pro-rata from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period, then from the next oldest and so on until the amount requested is satisfied.

**Guaranteed Terms Maturity.** As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term, (b) transferred to other available investment options, or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59½, tax penalties may apply.

If no direction is received from you at our Customer Service Center by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

**Subsequent Purchase Payments.** Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

**Dollar Cost Averaging.** The Company may offer more than one guaranteed term of the same duration and credit one with a higher rate contingent upon use only with the dollar cost averaging program. If amounts are applied to a guaranteed term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another guaranteed term of the same duration and an MVA will apply.

**Transfer of Account Dollars.** Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO or SWO (see "Systematic Distribution Options"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

**Reinstating Amounts Withdrawn from the Guaranteed Account.** If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments that we deducted at the time of withdrawal or refund any taxes that were withheld.

**The Income Phase.** The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

**Distribution.** The Company's subsidiary, ING Financial Advisers, LLC ("ING Financial") (formerly Aetna Investment Services, LLC) serves as the principal underwriter of the contract. ING Financial, a Delaware limited liability company, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. From time to time ING Financial may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract and may negotiate different commissions for these broker-dealers

**FIXED ACCOUNT**

**General Disclosure.**
- The Fixed Account is an investment option available during the accumulation phase under the contract.
- Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.
- Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.
- Additional information about this option may be found in the contract.

**Interest Rates.**
- The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

- Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Dollar Cost Averaging.** Amounts you invest in the Fixed Account must be transferred into the other investment options available under the contract over a period not to exceed 12 months. If you discontinue dollar cost averaging, the remaining balance amounts in the Fixed Account will be transferred into the money market subaccount available under the contract, unless you direct us to transfer the balance into other available options.

**Withdrawals.** Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by federal law.

**Charges.** We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees."

**Transfers.** During the accumulation phase you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying the Customer Service Center at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

## DESCRIPTION OF UNDERLYING FUNDS

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks, charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are offered in a "fund of funds" structure and may have higher fees and expenses than a fund that invests directly in debt and equity securities. The "fund of funds" available under the contract are identified in the list of investment portfolios toward the front of this prospectus.

Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon and risk tolerance level. You should periodically review these factors to determine if you need to change your investment strategy.

The following table highlights name changes.

| List of Fund Name Changes | |
| --- | --- |
| *Former Fund Name* | *Current Fund Name* |
| ING BlackRock Global Science and Technology Portfolio | ING BlackRock Science and Technology Opportunities Portfolio |
| ING VP Balanced Portfolio | ING Balanced Portfolio |
| ING VP Growth and Income Portfolio | ING Growth and Income Portfolio |
| ING VP Index Plus LargeCap Portfolio | ING Index Plus LargeCap Portfolio |
| ING VP Intermediate Bond Portfolio | ING Intermediate Bond Portfolio |
| ING VP Money Market Portfolio | ING Money Market Portfolio |
| ING VP Small Company Portfolio | ING Small Company Portfolio |
| ING VP Strategic Allocation Conservative Portfolio | ING Strategic Allocation Conservative Portfolio |
| ING VP Strategic Allocation Growth Portfolio | ING Strategic Allocation Growth Portfolio |
| ING VP Strategic Allocation Moderate Portfolio | ING Strategic Allocation Moderate Portfolio |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Investors Trust** *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING BlackRock Large Cap Growth Portfolio** (Class I)<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| **ING Evergreen Omega Portfolio** (Class I)<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Evergreen Investment Management Company, LLC | Seeks long-term capital growth. |
| **ING FMR$^{SM}$ Diversified Mid Cap Portfolio\*** (Class I)<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Fidelity Management & Research Co.<br><br>\* FMR$^{SM}$ is a service mark of Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **ING JPMorgan Emerging Markets Equity Portfolio** (Class S)<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **ING MFS Total Return Portfolio** (Class I)<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |
| **ING PIMCO High Yield Portfolio** (Class S)<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING Van Kampen Capital Growth Portfolio** (Class I)<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Van Kampen | Seeks long-term capital appreciation. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **ING Partners, Inc.** | |
| *7337 East Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING Legg Mason Partners Aggressive Growth Portfolio** (Initial Class) <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** ClearBridge Advisors, LLC | Seeks long-term growth of capital. |
| **ING Oppenheimer Global Portfolio** (Initial Class) <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **ING Oppenheimer Strategic Income Portfolio** (Initial Class) <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** OppenheimerFunds, Inc. | Seeks a high level of current income principally derived from interest on debt securities. |
| **ING Pioneer High Yield Portfolio** (Initial Class) <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** Pioneer Investment Management, Inc.. | Seeks to maximize total return through income and capital appreciation. |
| **ING Templeton Foreign Equity Portfolio** (Initial Class) <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **ING Thornburg Value Portfolio** (Initial Class) <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** Thornburg Investment Management | Seeks capital appreciation. |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio** (Initial Class) <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **ING T. Rowe Price Growth Equity Portfolio** (Initial Class) <br><br> **Investment Adviser:** Directed Services LLC <br> **Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital growth, and secondarily, increasing dividend income. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio** (Initial Class)<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** UBS Global Asset Management (Americas) Inc. | Seeks long-term growth of capital and future income. |
| **ING Van Kampen Equity and Income Portfolio** (Initial Class)<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Van Kampen | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Strategic Allocation Portfolios, Inc.**<br>*7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING Strategic Allocation Conservative Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital. |
| **ING Strategic Allocation Growth Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks to provide capital appreciation. |
| **ING Strategic Allocation Moderate Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). |
| **ING Variable Funds**<br>*7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING Growth and Income Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. |
| **ING Variable Portfolios, Inc.**<br>*7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING BlackRock Science and Technology Opportunities Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** BlackRock Advisors, LLC | Seeks long-term capital appreciation. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **ING Index Plus LargeCap Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500® Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. |
| **ING International Index Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index. |
| **ING Opportunistic LargeCap Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks. |
| **ING Russell™ Large Cap Index Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index. |
| **ING Russell™ Large Cap Value Index Portfolio** (Class S)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index. |
| **ING Small Company Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations. |

## ING VP Balanced Portfolios, Inc.
*7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*

| | |
| --- | --- |
| **ING Balanced Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING VP Intermediate Bond Portfolio** *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING Intermediate Bond Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk. |
| **ING VP Money Market Portfolio** *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING Money Market Portfolio** (Class I)<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market investments while maintaining a stable share price of $1.00. |
| **Calvert Variable Series, Inc.** *c/o Calvert Group 4550 Montgomery Avenue, Bethesda, MD 20814* | |
| **Calvert Social Balanced Portfolio**<br><br>**Investment Adviser:** Calvert Asset Management Company, Inc.<br>**Investment Subadvisers:** New Amsterdam Partners LLC manages the equity portion of the Portfolio; Calvert Asset Management Company, Inc., manages the fixed-income portion of the Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio. | A *don-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria. |
| **Fidelity® Variable Insurance Products** *82 Devonshire Street, Boston, MA 02109* | |
| **Fidelity® VIP *Contrafund*® Portfolio** (Class I)<br><br>**Investment Adviser:** Fidelity Management & Research Company<br>**Investment Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited | Seeks long-term capital appreciation. |
| **Fidelity® VIP Equity-Income Portfolio** (Class I)<br><br>**Investment Adviser:** Fidelity Management & Research Company<br>**Investment Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500$^{SM}$ Index (S&P 500®). |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **Fidelity® VIP Index 500 Portfolio** (Class I)<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Investment Subadviser:** FMR Co., Inc**.;** Geode Capital Management, LLC | Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500®. |

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING Life Insurance and Annuity Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

## CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2008, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. This information is current through December 31, 2008. For those subaccounts that commenced operations during the period ended December 31, 2008, the "Value at beginning of period" shown is the value at first date of investment. This information is current through December 31, 2008, including portfolio names. Portfolio name changes after December 31, 2008, are not reflected in this information.

### TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|---|---|---|
| **CALVERT SOCIAL BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.66 | $13.48 | $12.57 | $12.07 | $11.30 | $9.61 | $11.092 | $12.089 | $12.656 | $11.437 |
| Value at end of period | $9.25 | $13.66 | $13.48 | $12.57 | $12.07 | $11.30 | $9.61 | $11.092 | $12.089 | $12.656 |
| Number of accumulation units outstanding at end of period | 41,802 | 39,563 | 46,853 | 59,966 | 73,314 | 84,238 | 79,520 | 73,665 | 75,859 | 63,517 |
| **FEDERATED FUND FOR US GOVT. SECURITIES II** | | | | | | | | | | |
| Value at beginning of period | $17.13 | $16.35 | $15.92 | $15.83 | | | | | | |
| Value at end of period | $17.62 | $17.13 | $16.35 | $15.92 | | | | | | |
| Number of accumulation units outstanding at end of period | 108,715 | 124,027 | 145,844 | 259,027 | | | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $40.52 | $34.95 | $31.73 | $27.52 | $24.17 | $19.08 | $21.347 | $24.674 | $26.797 | $21.872 |
| Value at end of period | $22.97 | $40.52 | $34.95 | $31.73 | $27.52 | $24.17 | $19.08 | $21.347 | $24.674 | $26.797 |
| Number of accumulation units outstanding at end of period | 1,298,212 | 1,595,056 | 2,031,367 | 2,452,038 | 2,745,176 | 3,011,967 | 3,334,536 | 3,675,855 | 4,392,710 | 5,373,381 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $31.42 | $31.39 | $26.48 | $25.37 | $23.07 | $17.95 | $21.922 | $23.395 | $21.883 | $20.872 |
| Value at end of period | $17.76 | $31.42 | $31.39 | $26.48 | $25.37 | $23.07 | $17.95 | $21.922 | $23.395 | $21.883 |
| Number of accumulation units outstanding at end of period | 1,240,836 | 1,574,211 | 1,992,502 | 2,530,754 | 3,222,464 | 3,679,829 | 3,974,733 | 4,671,456 | 5,036,497 | 6,104,314 |
| **FIDELITY® VIP INDEX 500 PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.17 | $26.13 | $22.90 | $22.16 | $20.31 | $16.04 | $20.929 | $24.151 | $27.005 | $22.727 |
| Value at end of period | $16.88 | $27.17 | $26.13 | $22.90 | $22.16 | $20.31 | $16.04 | $20.929 | $24.151 | $27.005 |
| Number of accumulation units outstanding at end of period | 1,122,989 | 1,328,685 | 1,644,685 | 2,079,099 | 2,661,119 | 3,107,194 | 3,363,853 | 4,072,090 | 4,683,497 | 5,394,051 |
| **FIDELITY® VIP INVESTMENT GRADE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.66 | $17.16 | $16.68 | $16.55 | | | | | | |
| Value at end of period | $16.84 | $17.66 | $17.16 | $16.68 | | | | | | |
| Number of accumulation units outstanding at end of period | 52,015 | 61,123 | 70,534 | 105,179 | | | | | | |
| **ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2000) | | | | | | | | | | |
| Value at beginning of period | $4.89 | $4.17 | $3.94 | $3.58 | $3.67 | $2.56 | $4.424 | $5.824 | $9.738 | |
| Value at end of period | $2.90 | $4.89 | $4.17 | $3.94 | $3.58 | $3.67 | $2.56 | $4.424 | $5.824 | |
| Number of accumulation units outstanding at end of period | 252,696 | 377,710 | 420,854 | 626,518 | 707,921 | 822,310 | 476,267 | 451,032 | 366,685 | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $9.77 | $10.03 | | | | | | | | |
| Value at end of period | $5.88 | $9.77 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 878,643 | 1,024,946 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING EVERGREEN OMEGA PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $11.72 | $10.62 | $10.17 | $9.92 | | | | | | |
| Value at end of period | $8.40 | $11.72 | $10.62 | $10.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 272,891 | 323,546 | 371,566 | 450,767 | | | | | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $11.16 | $9.86 | $9.99 | | | | | | | |
| Value at end of period | $6.71 | $11.16 | $9.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 482,506 | 591,855 | 661,411 | | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $14.18 | $10.21 | | | | | | | | |
| Value at end of period | $8.25 | $14.18 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 53,620 | 59,849 | | | | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $20.16 | $14.73 | $10.97 | $10.69 | | | | | | |
| Value at end of period | $9.71 | $20.16 | $14.73 | $10.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 184,178 | 261,180 | 231,336 | 106,027 | | | | | | |
| **ING JPMORGAN VALUE OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.27 | $12.59 | $10.64 | $10.05 | | | | | | |
| Value at end of period | $7.32 | $12.27 | $12.59 | $10.64 | | | | | | |
| Number of accumulation units outstanding at end of period | 187,812 | 219,617 | 258,379 | 290,702 | | | | | | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.79 | $16.27 | $14.96 | $13.62 | $12.59 | $9.24 | $14.485 | $19.644 | $27.973 | $18.803 |
| Value at end of period | $9.46 | $15.79 | $16.27 | $14.96 | $13.62 | $12.59 | $9.24 | $14.485 | $19.644 | $27.973 |
| Number of accumulation units outstanding at end of period | 825,393 | 985,076 | 1,248,174 | 1,552,599 | 1,960,116 | 2,405,160 | 2,842,989 | 3,504,571 | 4,169,944 | 4,571,240 |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $12.70 | $10.69 | $9.97 | | | | | | | |
| Value at end of period | $6.32 | $12.70 | $10.69 | | | | | | | |
| Number of accumulation units outstanding at end of period | 191,860 | 200,439 | 182,540 | | | | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.86 | $11.53 | $10.42 | $10.05 | | | | | | |
| Value at end of period | $9.10 | $11.86 | $11.53 | $10.42 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,184,445 | 1,610,426 | 2,103,047 | 2,762,120 | | | | | | |
| **ING NEUBERGER BERMAN PARTNERS PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $11.09 | $10.33 | $9.92 | | | | | | | |
| Value at end of period | $5.34 | $11.09 | $10.33 | | | | | | | |
| Number of accumulation units outstanding at end of period | 654,835 | 850,232 | 1,119,616 | | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.67 | $13.97 | $12.00 | $10.06 | | | | | | |
| Value at end of period | $8.64 | $14.67 | $13.97 | $12.00 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,175,943 | 3,890,901 | 5,058,380 | 6,278,643 | | | | | | |

# Condensed Financial Information (continued)

| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER MAIN STREET PORTFOLIO®** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.93 | $12.55 | $11.04 | $10.24 | | | | | | |
| Value at end of period | $7.83 | $12.93 | $12.55 | $11.04 | | | | | | |
| Number of accumulation units outstanding at end of period | 29,214 | 38,150 | 53,331 | 49,331 | | | | | | |
| **ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.58 | $10.80 | $10.10 | $10.01 | | | | | | |
| Value at end of period | $9.65 | $11.58 | $10.80 | $10.10 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,075,639 | 1,278,258 | 1,448,500 | 1,713,163 | | | | | | |
| **ING OPPORTUNISTIC LARGECAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.92 | $15.42 | $15.23 | $14.13 | $13.36 | $10.40 | $14.84 | $20.638 | $23.771 | $17.862 |
| Value at end of period | $9.88 | $17.92 | $15.42 | $15.23 | $14.13 | $13.36 | $10.40 | $14.84 | $20.638 | $23.771 |
| Number of accumulation units outstanding at end of period | 144,917 | 167,716 | 216,057 | 284,277 | 399,687 | 498,520 | 573,853 | 801,461 | 1,107,042 | 947,366 |
| **ING OPPORTUNISTIC LARGECAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.80 | $21.46 | $18.76 | $17.77 | $16.37 | $13.32 | $18.25 | $20.48 | $18.847 | $15.985 |
| Value at end of period | $13.84 | $21.80 | $21.46 | $18.76 | $17.77 | $16.37 | $13.32 | $18.25 | $20.48 | $18.847 |
| Number of accumulation units outstanding at end of period | 197,467 | 241,280 | 318,470 | 398,293 | 533,300 | 654,656 | 760,214 | 849,750 | 641,673 | 609,862 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.45 | $11.29 | $10.51 | $9.98 | | | | | | |
| Value at end of period | $8.74 | $11.45 | $11.29 | $10.51 | | | | | | |
| Number of accumulation units outstanding at end of period | 129,370 | 159,124 | 201,990 | 191,704 | | | | | | |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $9.94 | | | | | | | | | |
| Value at end of period | $7.24 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 515,492 | | | | | | | | | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.06 | $12.57 | $11.69 | $10.04 | | | | | | |
| Value at end of period | $7.88 | $14.06 | $12.57 | $11.69 | | | | | | |
| Number of accumulation units outstanding at end of period | 952,195 | 1,081,871 | 1,362,629 | 1,689,424 | | | | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $32.60 | $30.09 | $26.93 | $25.72 | $23.71 | $18.37 | $24.288 | $27.438 | $27.835 | $23.078 |
| Value at end of period | $18.58 | $32.60 | $30.09 | $26.93 | $25.72 | $23.71 | $18.37 | $24.288 | $27.438 | $27.835 |
| Number of accumulation units outstanding at end of period | 810,651 | 982,830 | 1,231,358 | 1,536,643 | 1,898,219 | 2,230,071 | 2,520,654 | 3,007,877 | 3,475,122 | 3,902,489 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.14 | | | | | | | | | |
| Value at end of period | $6.24 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 251,703 | | | | | | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.15 | $14.33 | $12.44 | $12.42 | $11.16 | $8.84 | $12.836 | $17.303 | $18.612 | $12.686 |
| Value at end of period | $9.00 | $15.15 | $14.33 | $12.44 | $12.42 | $11.16 | $8.84 | $12.836 | $17.303 | $18.612 |
| Number of accumulation units outstanding at end of period | 222,201 | 279,192 | 326,456 | 422,122 | 591,044 | 726,562 | 846,007 | 1,075,773 | 1,162,340 | 975,016 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.28 | $17.32 | $15.34 | $14.22 | $12.57 | $10.20 | $13.775 | $17.659 | $18.75 | $15.331 |
| Value at end of period | $10.26 | $17.28 | $17.32 | $15.34 | $14.22 | $12.57 | $10.20 | $13.775 | $17.659 | $18.75 |
| Number of accumulation units outstanding at end of period | 586,786 | 720,086 | 889,065 | 1,141,400 | 1,400,307 | 1,734,132 | 2,125,862 | 2,768,107 | 3,282,514 | 3,631,867 |

# Condensed Financial Information (continued)

| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.12 | | | | | | | | | |
| Value at end of period | $5.36 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,867,416 | | | | | | | | | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $12.34 | $12.09 | $10.88 | $10.06 | | | | | | |
| Value at end of period | $9.32 | $12.34 | $12.09 | $10.88 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,655,410 | 2,090,697 | 2,650,463 | 3,280,731 | | | | | | |
| **ING VP BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.95 | $27.81 | $25.64 | $24.95 | $23.12 | $19.73 | $22.309 | $23.622 | $24.091 | $21.507 |
| Value at end of period | $20.52 | $28.95 | $27.81 | $25.64 | $24.95 | $23.12 | $19.73 | $22.309 | $23.622 | $24.091 |
| Number of accumulation units outstanding at end of period | 706,147 | 853,758 | 1,057,043 | 1,052,872 | 1,301,154 | 1,386,103 | 1,497,149 | 1,777,784 | 2,057,800 | 2,243,590 |
| **ING VP GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.37 | $23.96 | $21.28 | $19.96 | $18.67 | $15.02 | $20.311 | $25.247 | $28.758 | $24.839 |
| Value at end of period | $15.60 | $25.37 | $23.96 | $21.28 | $19.96 | $18.67 | $15.02 | $20.311 | $25.247 | $28.758 |
| Number of accumulation units outstanding at end of period | 1,428,706 | 1,685,641 | 2,055,253 | 2,526,478 | 3,054,427 | 3,762,254 | 4,488,575 | 5,533,623 | 6,649,057 | 7,621,660 |
| **ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $9.62 | $9.78 | | | | | | | | |
| Value at end of period | $5.34 | $9.62 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 656,285 | 860,893 | | | | | | | | |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.24 | $21.48 | $19.01 | $18.30 | $16.78 | $13.49 | $17.439 | $20.478 | $22.923 | $18.704 |
| Value at end of period | $13.77 | $22.24 | $21.48 | $19.01 | $18.30 | $16.78 | $13.49 | $17.439 | $20.478 | $22.923 |
| Number of accumulation units outstanding at end of period | 551,985 | 705,766 | 837,662 | 1,080,462 | 1,398,953 | 1,709,966 | 1,883,338 | 2,099,794 | 2,629,361 | 2,708,365 |
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.06 | $19.19 | $18.70 | $18.38 | $17.78 | $16.96 | $15.88 | $14.811 | $13.70 | $13.998 |
| Value at end of period | $18.10 | $20.06 | $19.19 | $18.70 | $18.38 | $17.78 | $16.96 | $15.88 | $14.811 | $13.70 |
| Number of accumulation units outstanding at end of period | 731,100 | 766,347 | 929,670 | 1,183,071 | 1,440,153 | 1,906,360 | 2,475,954 | 2,227,649 | 1,640,793 | 1,967,951 |
| **ING VP MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.84 | $14.32 | $13.84 | $13.63 | $13.68 | $13.75 | $13.723 | $13.392 | $12.766 | $12.322 |
| Value at end of period | $15.03 | $14.84 | $14.32 | $13.84 | $13.63 | $13.68 | $13.75 | $13.723 | $13.392 | $12.766 |
| Number of accumulation units outstanding at end of period | 2,583,176 | 2,417,186 | 2,561,195 | 2,849,755 | 3,544,103 | 4,086,227 | 6,600,978 | 7,306,703 | 5,982,730 | 7,902,384 |
| **ING VP SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.63 | $27.43 | $23.81 | $21.90 | $19.42 | $14.33 | $18.926 | $18.458 | $17.54 | $13.595 |
| Value at end of period | $19.47 | $28.63 | $27.43 | $23.81 | $21.90 | $19.42 | $14.33 | $18.926 | $18.458 | $17.54 |
| Number of accumulation units outstanding at end of period | 334,611 | 402,256 | 543,958 | 692,361 | 912,241 | 1,058,759 | 1,032,724 | 993,412 | 970,627 | 715,582 |
| **ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.87 | $18.09 | $16.93 | $16.54 | $15.53 | $13.86 | $14.695 | $15.267 | $14.772 | $13.989 |
| Value at end of period | $14.22 | $18.87 | $18.09 | $16.93 | $16.54 | $15.53 | $13.86 | $14.695 | $15.267 | $14.772 |
| Number of accumulation units outstanding at end of period | 267,453 | 320,452 | 382,893 | 515,601 | 584,968 | 674,272 | 798,446 | 917,449 | 988,465 | 1,203,703 |
| **ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.17 | $20.44 | $18.31 | $17.49 | $15.83 | $12.91 | $15.187 | $17.415 | $17.779 | $15.769 |
| Value at end of period | $13.34 | $21.17 | $20.44 | $18.31 | $17.49 | $15.83 | $12.91 | $15.187 | $17.415 | $17.779 |
| Number of accumulation units outstanding at end of period | 226,771 | 273,725 | 316,640 | 354,898 | 441,999 | 464,322 | 493,887 | 554,667 | 664,702 | 742,494 |
| **ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.91 | $19.15 | $17.47 | $16.92 | $15.56 | $13.21 | $14.814 | $16.155 | $16.316 | $15.013 |
| Value at end of period | $13.65 | $19.91 | $19.15 | $17.47 | $16.92 | $15.56 | $13.21 | $14.814 | $16.155 | $16.316 |
| Number of accumulation units outstanding at end of period | 345,608 | 448,223 | 579,527 | 688,961 | 755,251 | 629,632 | 589,474 | 671,070 | 765,165 | 947,776 |

**TABLE II**
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|---|---|---|
| **CALVERT SOCIAL BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.87 | $13.67 | $12.72 | $12.20 | $11.41 | $9.68 | $11.161 | $12.146 | $12.696 | $11.456 |
| Value at end of period | $9.41 | $13.87 | $13.67 | $12.72 | $12.20 | $11.41 | $9.68 | $11.161 | $12.146 | $12.696 |
| Number of accumulation units outstanding at end of period | 30,521 | 35,177 | 55,126 | 69,445 | 71,382 | 71,475 | 65,983 | 61,262 | 59,786 | 58,632 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $32.85 | $28.30 | $25.65 | $22.21 | $19.48 | $15.35 | $17.15 | $19.792 | $21.463 | $17.492 |
| Value at end of period | $18.65 | $32.85 | $28.30 | $25.65 | $22.21 | $19.48 | $15.35 | $17.15 | $19.792 | $21.463 |
| Number of accumulation units outstanding at end of period | 265,542 | 318,678 | 414,222 | 532,467 | 609,405 | 591,046 | 590,672 | 614,227 | 731,695 | 787,797 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.80 | $22.74 | $19.16 | $18.33 | $16.64 | $12.93 | $15.765 | $16.799 | $15.689 | $14.942 |
| Value at end of period | $12.91 | $22.80 | $22.74 | $19.16 | $18.33 | $16.64 | $12.93 | $15.765 | $16.799 | $15.689 |
| Number of accumulation units outstanding at end of period | 296,766 | 361,258 | 495,273 | 628,401 | 751,001 | 795,914 | 820,646 | 895,708 | 877,097 | 992,829 |
| **FIDELITY® VIP INDEX 500 PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.93 | $22.03 | $19.27 | $18.62 | $17.05 | $13.44 | $17.509 | $20.173 | $22.522 | $18.925 |
| Value at end of period | $14.27 | $22.93 | $22.03 | $19.27 | $18.62 | $17.05 | $13.44 | $17.509 | $20.173 | $22.522 |
| Number of accumulation units outstanding at end of period | 193,846 | 230,587 | 302,827 | 458,510 | 608,369 | 654,473 | 761,472 | 888,564 | 988,345 | 1,101,289 |
| **ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2000) | | | | | | | | | | |
| Value at beginning of period | $4.95 | $4.21 | $3.98 | $3.60 | $3.69 | $2.57 | $4.435 | $5.83 | $9.999 | |
| Value at end of period | $2.94 | $4.95 | $4.21 | $3.98 | $3.60 | $3.69 | $2.57 | $4.435 | $5.83 | |
| Number of accumulation units outstanding at end of period | 23,733 | 34,056 | 39,712 | 56,742 | 79,278 | 113,309 | 61,730 | 70,054 | 53,902 | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $9.78 | $10.03 | | | | | | | | |
| Value at end of period | $5.90 | $9.78 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 99,890 | 121,764 | | | | | | | | |
| **ING EVERGREEN OMEGA PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $11.76 | $10.64 | $10.18 | $9.92 | | | | | | |
| Value at end of period | $8.44 | $11.76 | $10.64 | $10.18 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,024 | 2,408 | 2,885 | 2,764 | | | | | | |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $11.19 | $9.87 | $9.99 | | | | | | | |
| Value at end of period | $6.74 | $11.19 | $9.87 | | | | | | | |
| Number of accumulation units outstanding at end of period | 159,918 | 184,555 | 229,476 | | | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $20.23 | $14.76 | $10.97 | $10.85 | | | | | | |
| Value at end of period | $9.76 | $20.23 | $14.76 | $10.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 34,089 | 34,892 | 23,921 | 4,253 | | | | | | |
| **ING JPMORGAN VALUE OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.32 | $12.62 | $10.65 | $10.01 | | | | | | |
| Value at end of period | $7.36 | $12.32 | $12.62 | $10.65 | | | | | | |
| Number of accumulation units outstanding at end of period | 6,981 | 16,435 | 22,947 | 9,771 | | | | | | |

# Condensed Financial Information (continued)

| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.86 | $11.18 | $10.26 | $9.33 | $8.61 | $6.31 | $9.875 | $13.372 | $19.012 | $12.761 |
| Value at end of period | $6.52 | $10.86 | $11.18 | $10.26 | $9.33 | $8.61 | $6.31 | $9.875 | $13.372 | $19.012 |
| Number of accumulation units outstanding at end of period | 127,134 | 158,511 | 215,783 | 266,522 | 318,929 | 359,508 | 393,581 | 482,715 | 555,263 | 554,655 |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $12.74 | $10.70 | $9.97 | | | | | | | |
| Value at end of period | $6.35 | $12.74 | $10.70 | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,666 | 20,812 | 13,425 | | | | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.91 | $11.56 | $10.43 | $10.02 | | | | | | |
| Value at end of period | $9.15 | $11.91 | $11.56 | $10.43 | | | | | | |
| Number of accumulation units outstanding at end of period | 307,356 | 429,767 | 584,339 | 825,261 | | | | | | |
| **ING NEUBERGER BERMAN PARTNERS PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $11.12 | $10.34 | $9.93 | | | | | | | |
| Value at end of period | $5.37 | $11.12 | $10.34 | | | | | | | |
| Number of accumulation units outstanding at end of period | 214,305 | 297,012 | 376,867 | | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.73 | $14.00 | $12.02 | $10.06 | | | | | | |
| Value at end of period | $8.68 | $14.73 | $14.00 | $12.02 | | | | | | |
| Number of accumulation units outstanding at end of period | 472,212 | 605,499 | 801,709 | 1,038,532 | | | | | | |
| **ING OPPENHEIMER MAIN STREET PORTFOLIO®** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.98 | $12.58 | $11.05 | $10.50 | | | | | | |
| Value at end of period | $7.88 | $12.98 | $12.58 | $11.05 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,006 | 8,086 | 12,735 | 12,734 | | | | | | |
| **ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.63 | $10.83 | $10.11 | $10.01 | | | | | | |
| Value at end of period | $9.70 | $11.63 | $10.83 | $10.11 | | | | | | |
| Number of accumulation units outstanding at end of period | 214,791 | 273,720 | 313,936 | 411,905 | | | | | | |
| **ING OPPORTUNISTIC LARGECAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.21 | $15.65 | $15.44 | $14.29 | $13.50 | $10.49 | $14.948 | $20.755 | $23.87 | $17.909 |
| Value at end of period | $10.06 | $18.21 | $15.65 | $15.44 | $14.29 | $13.50 | $10.49 | $14.948 | $20.755 | $23.87 |
| Number of accumulation units outstanding at end of period | 52,467 | 71,097 | 97,336 | 144,026 | 181,831 | 216,334 | 234,214 | 312,228 | 419,749 | 367,226 |
| **ING OPPORTUNISTIC LARGECAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.15 | $21.78 | $19.01 | $17.99 | $16.53 | $13.44 | $18.382 | $20.596 | $18.926 | $16.028 |
| Value at end of period | $14.09 | $22.15 | $21.78 | $19.01 | $17.99 | $16.53 | $13.44 | $18.382 | $20.596 | $18.926 |
| Number of accumulation units outstanding at end of period | 31,880 | 37,085 | 64,898 | 89,369 | 121,623 | 137,774 | 171,772 | 211,524 | 157,762 | 160,010 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $11.49 | $11.32 | $10.52 | $10.45 | | | | | | |
| Value at end of period | $8.79 | $11.49 | $11.32 | $10.52 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,328 | 5,433 | 5,994 | 5,454 | | | | | | |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $9.94 | | | | | | | | | |
| Value at end of period | $7.24 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 104,354 | | | | | | | | | |

# Condensed Financial Information (continued)

| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.12 | $12.61 | $11.70 | $10.04 | | | | | | |
| Value at end of period | $7.92 | $14.12 | $12.61 | $11.70 | | | | | | |
| Number of accumulation units outstanding at end of period | 154,334 | 185,700 | 233,358 | 286,323 | | | | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.89 | $22.01 | $19.67 | $18.76 | $17.27 | $13.36 | $17.636 | $19.893 | $20.151 | $16.682 |
| Value at end of period | $13.63 | $23.89 | $22.01 | $19.67 | $18.76 | $17.27 | $13.36 | $17.636 | $19.893 | $20.151 |
| Number of accumulation units outstanding at end of period | 86,676 | 111,889 | 159,581 | 197,597 | 244,111 | 244,873 | 234,755 | 281,779 | 293,211 | 304,102 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.14 | | | | | | | | | |
| Value at end of period | $6.25 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 65,677 | | | | | | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.39 | $14.53 | $12.59 | $12.56 | $11.27 | $8.91 | $12.917 | $17.385 | $18.672 | $12.708 |
| Value at end of period | $9.16 | $15.39 | $14.53 | $12.59 | $12.56 | $11.27 | $8.91 | $12.917 | $17.385 | $18.672 |
| Number of accumulation units outstanding at end of period | 48,063 | 68,808 | 87,608 | 124,382 | 170,465 | 203,718 | 243,401 | 308,780 | 314,991 | 289,620 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.03 | $12.04 | $10.65 | $9.86 | $8.70 | $7.05 | $9.506 | $12.169 | $12.901 | $10.532 |
| Value at end of period | $7.16 | $12.03 | $12.04 | $10.65 | $9.86 | $8.70 | $7.05 | $9.506 | $12.169 | $12.901 |
| Number of accumulation units outstanding at end of period | 80,969 | 103,786 | 131,679 | 203,458 | 273,288 | 310,163 | 356,088 | 491,018 | 579,224 | 576,382 |
| **ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.12 | | | | | | | | | |
| Value at end of period | $5.36 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 244,333 | | | | | | | | | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $12.39 | $12.12 | $10.89 | $10.06 | | | | | | |
| Value at end of period | $9.38 | $12.39 | $12.12 | $10.89 | | | | | | |
| Number of accumulation units outstanding at end of period | 437,176 | 573,717 | 670,897 | 824,275 | | | | | | |
| **ING VP BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.76 | $19.91 | $18.33 | $17.81 | $16.48 | $14.04 | $15.852 | $16.759 | $17.066 | $15.212 |
| Value at end of period | $14.74 | $20.76 | $19.91 | $18.33 | $17.81 | $16.48 | $14.04 | $15.852 | $16.759 | $17.066 |
| Number of accumulation units outstanding at end of period | 173,274 | 243,646 | 303,633 | 318,872 | 379,563 | 356,122 | 342,040 | 387,907 | 452,342 | 456,097 |
| **ING VP GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.19 | $16.21 | $14.38 | $13.46 | $12.58 | $10.10 | $13.64 | $16.928 | $19.253 | $16.604 |
| Value at end of period | $10.59 | $17.19 | $16.21 | $14.38 | $13.46 | $12.58 | $10.10 | $13.64 | $16.928 | $19.253 |
| Number of accumulation units outstanding at end of period | 298,242 | 355,532 | 440,709 | 536,182 | 672,513 | 779,501 | 892,957 | 1,051,190 | 1,199,815 | 1,372,572 |
| **ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $9.63 | $9.78 | | | | | | | | |
| Value at end of period | $5.35 | $9.63 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 110,845 | 136,368 | | | | | | | | |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.24 | $21.45 | $18.96 | $18.21 | $16.68 | $13.39 | $17.281 | $20.261 | $22.646 | $18.449 |
| Value at end of period | $13.79 | $22.24 | $21.45 | $18.96 | $18.21 | $16.68 | $13.39 | $17.281 | $20.261 | $22.646 |
| Number of accumulation units outstanding at end of period | 193,666 | 258,096 | 296,025 | 444,521 | 539,378 | 596,166 | 635,456 | 719,529 | 867,634 | 838,357 |

# Condensed Financial Information (continued)

| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.30 | $16.52 | $16.08 | $15.79 | $15.24 | $14.52 | $13.573 | $12.64 | $11.674 | $11.91 |
| Value at end of period | $15.63 | $17.30 | $16.52 | $16.08 | $15.79 | $15.24 | $14.52 | $13.573 | $12.64 | $11.674 |
| Number of accumulation units outstanding at end of period | 181,827 | 197,301 | 274,574 | 350,177 | 421,917 | 490,687 | 624,875 | 512,374 | 429,645 | 487,814 |
| **ING VP MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.61 | $13.10 | $12.65 | $12.44 | $12.46 | $12.51 | $12.465 | $12.145 | $11.561 | $11.141 |
| Value at end of period | $13.79 | $13.61 | $13.10 | $12.65 | $12.44 | $12.46 | $12.51 | $12.465 | $12.145 | $11.561 |
| Number of accumulation units outstanding at end of period | 495,337 | 530,773 | 527,585 | 552,474 | 657,978 | 729,177 | 1,031,858 | 1,479,116 | 939,266 | 1,373,014 |
| **ING VP SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.11 | $27.83 | $24.13 | $22.16 | $19.62 | $14.45 | $19.063 | $18.563 | $17.613 | $13.631 |
| Value at end of period | $19.82 | $29.11 | $27.83 | $24.13 | $22.16 | $19.62 | $14.45 | $19.063 | $18.563 | $17.613 |
| Number of accumulation units outstanding at end of period | 99,966 | 119,207 | 161,032 | 221,559 | 272,890 | 294,168 | 286,773 | 287,178 | 297,717 | 276,386 |
| **ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.83 | $17.07 | $15.95 | $15.55 | $14.58 | $12.99 | $13.757 | $14.271 | $13.787 | $13.037 |
| Value at end of period | $13.46 | $17.83 | $17.07 | $15.95 | $15.55 | $14.58 | $12.99 | $13.757 | $14.271 | $13.787 |
| Number of accumulation units outstanding at end of period | 99,062 | 130,985 | 134,201 | 175,247 | 226,963 | 244,360 | 283,368 | 327,498 | 368,911 | 430,582 |
| **ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.07 | $18.38 | $16.45 | $15.68 | $14.18 | $11.55 | $13.557 | $15.521 | $15.822 | $14.012 |
| Value at end of period | $12.04 | $19.07 | $18.38 | $16.45 | $15.68 | $14.18 | $11.55 | $13.557 | $15.521 | $15.822 |
| Number of accumulation units outstanding at end of period | 45,437 | 59,063 | 65,251 | 61,873 | 76,407 | 92,633 | 97,671 | 121,059 | 128,642 | 143,278 |
| **ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.27 | $17.54 | $15.98 | $15.45 | $14.19 | $12.03 | $13.468 | $14.665 | $14.789 | $13.588 |
| Value at end of period | $12.54 | $18.27 | $17.54 | $15.98 | $15.45 | $14.19 | $12.03 | $13.468 | $14.665 | $14.789 |
| Number of accumulation units outstanding at end of period | 69,230 | 78,002 | 88,924 | 132,033 | 139,920 | 126,684 | 139,966 | 177,460 | 228,739 | 254,767 |

**VARIABLE ANNUITY ACCOUNT B**
**OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**

**ING MARATHON PLUS**

**Statement of Additional Information**

**Dated**
**May 1, 2009**

**Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans**

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2009.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
P.O. Box 9271
Des Moines, IA 50306-9271
1-800-531-4547

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

**TABLE OF CONTENTS**

# GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2008, the Company had $50 billion invested through its products, including $37 billion in its separate accounts (of which the Company's investment management affiliates manage or oversee the management of $22 billion). Based on assets, ING Life Insurance and Annuity Company is ranked among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 15, 2008. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus).

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The investment portfolios available under your contract are:

**ING Investors Trust**
ING BlackRock Large Cap Growth Portfolio (Class I)
ING Evergreen Omega Portfolio (Class I)
ING FMR$^{SM}$ Diversified Mid Cap Portfolio (Class I)
ING JPMorgan Emerging Markets Equity Portfolio (Class I)
ING MFS Total Return Portfolio (Class I)
ING PIMCO High Yield Portfolio (Class S)
ING Van Kampen Capital Growth Portfolio (Class I)

**ING Partners, Inc.**
ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Strategic Income Portfolio (Initial Class)
ING Pioneer High Yield Portfolio (Initial Class)
ING Templeton Foreign Equity Portfolio (Initial Class)
ING Thornburg Value Portfolio (Initial Class)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio Initial Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
ING Van Kampen Equity and Income Portfolio (Initial Class)

**ING Strategic Allocation Portfolios, Inc.**
ING Strategic Allocation Conservative Portfolio (Class I) *
ING Strategic Allocation Growth Portfolio (Class I) *
ING Strategic Allocation Moderate Portfolio (Class I) *

**ING Variable Funds**
ING Growth and Income Portfolio (Class I)

**ING Variable Portfolios, Inc.**
ING BlackRock Science and Technology Opportunities Portfolio (Class I)
ING Index Plus LargeCap Portfolio (Class I)
ING International Index Portfolio (Class I)
ING Opportunistic LargeCap Portfolio (Class I)
ING Russell$^{TM}$ Large Cap Index Portfolio (Class I)
ING Russell$^{TM}$ Large Cap Value Index Portfolio (Class S)
ING Small Company Portfolio (Class I)

**ING Balanced Portfolio, Inc.**
ING Balanced Portfolio (Class I)

**ING Intermediate Bond Portfolio**
ING Intermediate Bond Portfolio (Class I)

**ING Money Market Portfolio**
ING Money Market Portfolio (Class I)

**Calvert Variable Series, Inc.**
Calvert Social Balanced Portfolio

**Fidelity® Variable Insurance Products**
Fidelity® VIP *Contrafund®* Portfolio (Class I)
Fidelity® VIP Equity-Income Portfolio (Class I)
Fidelity® VIP Index 500 Portfolio (Class I)

* These investment portfolios are structured as "fund of funds." See "Investment Options – Mutual Fund (Fund) Descriptions" and "Fund Expenses" in the prospectus for more information about "fund of funds."

# OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. ING Financial Advisers, LLC offers the securities under the Contracts on a continuous basis, however, the Contract is no longer available to new purchasers. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2008, 2007, 2006 and 2005 amounted to $2,501,353.46, $2,666,060.62 and $2,507,216.09, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

# INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

**EXAMPLE:**

**Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.**

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

## SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

**FINANCIAL STATEMENTS**
**Variable Annuity Account B of**
**ING Life Insurance and Annuity Company**
*Year ended December 31, 2008*
*with Report of Independent Registered Public Accounting Firm*

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**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year ended December 31, 2008**

# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Federated Insurance Series:
  Federated American Leaders Fund II - Primary Shares
  Federated Capital Income Fund II
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II - Primary Shares
  Federated International Equity Fund II
  Federated Mid Cap Growth Strategies Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Global Real Estate Portfolio - Institutional Class
  ING Global Real Estate Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class

ING Investors Trust (continued):
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service Class
  ING LifeStyle Moderate Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Mid Cap Growth Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Large Cap Growth Portfolio - Institutional Class
  ING Van Kampen Real Estate Portfolio - Service Class

ING Investors Trust (continued):
  ING VP Index Plus International Equity Portfolio - Institutional
    Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio -
    Service Class
  ING American Century Small-Mid Cap Value Portfolio - Service
    Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial
    Class
  ING Lord Abbett U.S. Government Securities Portfolio - Initial
    Class
  ING Neuberger Berman Partners Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8

ING Variable Insurance Trust (continued):
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Global Science and Technology Portfolio -
    Class I
  ING International Index Portfolio - Class I
  ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio -
    Class I
  ING Opportunistic Large Cap Growth Portfolio - Class I
  ING Opportunistic Large Cap Value Portfolio - Class I
  ING Opportunistic Large Cap Value Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP Small Company Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP High Yield Bond Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio:
  ING VP Money Market Portfolio - Class I
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Large Cap Growth Portfolio - Institutional
    Shares
  Janus Aspen Series Mid Cap Growth Portfolio - Institutional
    Shares
  Janus Aspen Series Worldwide Growth Portfolio - Institutional
    Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer Mid Cap Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I

Wanger Advisors Trust:
   Wanger International
   Wanger Select
   Wanger USA

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Account's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares | Calvert Social Balanced Portfolio | Federated American Leaders Fund II - Primary Shares | Federated Capital Income Fund II |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 523 | $ 1,084 | $ 1,172 | $ 8,770 | $ 1,491 |
| Total assets | 523 | 1,084 | 1,172 | 8,770 | 1,491 |
| Net assets | $ 523 | $ 1,084 | $ 1,172 | $ 8,770 | $ 1,491 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 470 | $ 829 | $ 1,172 | $ 8,746 | $ 1,485 |
| Contracts in payout (annuitization) | | | | | |
| period | 53 | 255 | - | 24 | 6 |
| Total net assets | $ 523 | $ 1,084 | $ 1,172 | $ 8,770 | $ 1,491 |
| | | | | | |
| Total number of shares | 30,979 | 54,871 | 939,251 | 1,077,446 | 205,590 |
| | | | | | |
| Cost of shares | $ 802 | $ 1,454 | $ 1,722 | $ 17,065 | $ 1,806 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | Federated Equity Income Fund II | Federated Fund for U.S. Government Securities II | Federated High Income Bond Fund II - Primary Shares | Federated International Equity Fund II | Federated Mid Cap Growth Strategies Fund II |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,394 | $ 1,916 | $ 3,488 | $ 1,384 | $ 2,540 |
| Total assets | 2,394 | 1,916 | 3,488 | 1,384 | 2,540 |
| Net assets | $ 2,394 | $ 1,916 | $ 3,488 | $ 1,384 | $ 2,540 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,329 | $ 1,916 | $ 3,461 | $ 1,373 | $ 2,540 |
| Contracts in payout (annuitization) | | | | | |
| period | 65 | - | 27 | 11 | - |
| Total net assets | $ 2,394 | $ 1,916 | $ 3,488 | $ 1,384 | $ 2,540 |
| | | | | | |
| Total number of shares | 219,797 | 167,297 | 693,477 | 136,985 | 199,351 |
| | | | | | |
| Cost of shares | $ 2,698 | $ 1,872 | $ 5,140 | $ 1,715 | $ 3,864 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | Federated Prime Money Fund II | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,747 | $ 61,149 | $ 7,951 | $ 69 | $ 4,584 |
| Total assets | 1,747 | 61,149 | 7,951 | 69 | 4,584 |
| Net assets | $ 1,747 | $ 61,149 | $ 7,951 | $ 69 | $ 4,584 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,747 | $ 61,149 | $ 7,951 | $ - | $ 4,584 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | 69 | - |
| Total net assets | $ 1,747 | $ 61,149 | $ 7,951 | $ 69 | $ 4,584 |
| | | | | | |
| Total number of shares | 1,746,537 | 4,639,512 | 337,914 | 17,513 | 376,673 |
| | | | | | |
| Cost of shares | $ 1,747 | $ 109,716 | $ 11,518 | $ 106 | $ 8,246 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | Franklin Small Cap Value Securities Fund - Class 2 | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 109,547 | $ 21,722 | $ 876 | $ 2,729 | $ 64 |
| Total assets | 109,547 | 21,722 | 876 | 2,729 | 64 |
| Net assets | $ 109,547 | $ 21,722 | $ 876 | $ 2,729 | $ 64 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 109,547 | $ 21,722 | $ 876 | $ 2,729 | $ 64 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 109,547 | $ 21,722 | $ 876 | $ 2,729 | $ 64 |
| | | | | | |
| Total number of shares | 7,118,051 | 218,996 | 73,980 | 258,659 | 8,671 |
| | | | | | |
| Cost of shares | $ 191,205 | $ 26,020 | $ 941 | $ 4,523 | $ 135 |

*The accompanying notes are an integral part of these financial statements.*

7

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2008
*(Dollars in thousands)*

| | ING American Funds Growth Portfolio | ING American Funds Growth-Income Portfolio | ING American Funds International Portfolio | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING Evergreen Health Sciences Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 12,540 | $ 11,419 | $ 13,434 | $ 21,426 | $ 666 |
| Total assets | 12,540 | 11,419 | 13,434 | 21,426 | 666 |
| Net assets | $ 12,540 | $ 11,419 | $ 13,434 | $ 21,426 | $ 666 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 11,113 | $ 9,867 | $ 11,947 | $ 19,777 | $ 666 |
| Contracts in payout (annuitization) period | 1,427 | 1,552 | 1,487 | 1,649 | - |
| Total net assets | $ 12,540 | $ 11,419 | $ 13,434 | $ 21,426 | $ 666 |
| | | | | | |
| Total number of shares | 343,938 | 438,854 | 960,283 | 3,207,530 | 77,732 |
| | | | | | |
| Cost of shares | $ 20,825 | $ 17,647 | $ 20,695 | $ 38,760 | $ 889 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING Evergreen Omega Portfolio - Institutional Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Institutional Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING Franklin Income Portfolio - Service Class | ING Franklin Mutual Shares Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 6,965 | $ 13,578 | $ 815 | $ 3,482 | $ 1,885 |
| Total assets | 6,965 | 13,578 | 815 | 3,482 | 1,885 |
| Net assets | $ 6,965 | $ 13,578 | $ 815 | $ 3,482 | $ 1,885 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6,302 | $ 12,340 | $ 815 | $ 3,482 | $ 1,885 |
| Contracts in payout (annuitization) | | | | | |
| period | 663 | 1,238 | - | - | - |
| Total net assets | $ 6,965 | $ 13,578 | $ 815 | $ 3,482 | $ 1,885 |
| | | | | | |
| Total number of shares | 850,381 | 1,584,421 | 95,372 | 456,959 | 328,998 |
| | | | | | |
| Cost of shares | $ 9,094 | $ 22,238 | $ 1,261 | $ 5,046 | $ 2,978 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING Global Real Estate Portfolio - Institutional Class | ING Global Real Estate Portfolio - Service Class | ING Global Resources Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,087 | $ 902 | $ 6,198 | $ 139 | $ 3,328 |
| Total assets | 1,087 | 902 | 6,198 | 139 | 3,328 |
| Net assets | $ 1,087 | $ 902 | $ 6,198 | $ 139 | $ 3,328 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,087 | $ 902 | $ 6,198 | $ 139 | $ 3,328 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 1,087 | $ 902 | $ 6,198 | $ 139 | $ 3,328 |
| | | | | | |
| Total number of shares | 152,612 | 127,230 | 475,704 | 17,748 | 276,430 |
| | | | | | |
| Cost of shares | $ 1,536 | $ 1,671 | $ 11,464 | $ 186 | $ 6,560 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 4,184 | $ 1,919 | $ 102 | $ 10,576 | $ 1,426 |
| Total assets | 4,184 | 1,919 | 102 | 10,576 | 1,426 |
| Net assets | $ 4,184 | $ 1,919 | $ 102 | $ 10,576 | $ 1,426 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,184 | $ 1,919 | $ 102 | $ 10,576 | $ 1,426 |
| Contracts in payout (annuitization) period | - | - | - | - | - |
| Total net assets | $ 4,184 | $ 1,919 | $ 102 | $ 10,576 | $ 1,426 |
| | | | | | |
| Total number of shares | 348,378 | 226,596 | 12,093 | 1,780,401 | 238,489 |
| | | | | | |
| Cost of shares | $ 7,454 | $ 3,056 | $ 155 | $ 18,401 | $ 2,518 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
*(Dollars in thousands)*

| | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Value Portfolio - Institutional Class | ING Legg Mason Value Portfolio - Service Class | ING LifeStyle Aggressive Growth Portfolio - Service Class | ING LifeStyle Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 7,156 | $ 7,015 | $ 162 | $ 1,068 | $ 4,777 |
| Total assets | 7,156 | 7,015 | 162 | 1,068 | 4,777 |
| Net assets | $ 7,156 | $ 7,015 | $ 162 | $ 1,068 | $ 4,777 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 7,156 | $ 6,370 | $ 162 | $ 1,068 | $ 4,777 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 645 | - | - | - |
| Total net assets | $ 7,156 | $ 7,015 | $ 162 | $ 1,068 | $ 4,777 |
| | | | | | |
| Total number of shares | 767,012 | 2,057,231 | 47,741 | 148,749 | 600,905 |
| | | | | | |
| Cost of shares | $ 12,444 | $ 17,285 | $ 413 | $ 1,871 | $ 7,608 |

*The accompanying notes are an integral part of these financial statements.*

12

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING LifeStyle Moderate Growth Portfolio - Service Class | ING LifeStyle Moderate Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 6,997 | $ 7,314 | $ 4,020 | $ 458 | $ 1,285 |
| Total assets | 6,997 | 7,314 | 4,020 | 458 | 1,285 |
| Net assets | $ 6,997 | $ 7,314 | $ 4,020 | $ 458 | $ 1,285 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6,997 | $ 7,314 | $ 4,020 | $ 458 | $ 1,285 |
| Contracts in payout (annuitization) period | - | - | - | - | - |
| Total net assets | $ 6,997 | $ 7,314 | $ 4,020 | $ 458 | $ 1,285 |
| | | | | | |
| Total number of shares | 845,080 | 830,231 | 615,631 | 69,681 | 114,337 |
| | | | | | |
| Cost of shares | $ 10,473 | $ 9,900 | $ 7,038 | $ 778 | $ 2,009 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2008
### *(Dollars in thousands)*

| | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,138 | $ 48,840 | $ 1,153 | $ 2,161 | $ 1,448 |
| Total assets | 5,138 | 48,840 | 1,153 | 2,161 | 1,448 |
| Net assets | $ 5,138 | $ 48,840 | $ 1,153 | $ 2,161 | $ 1,448 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,138 | $ 48,840 | $ 1,153 | $ 2,161 | $ 1,242 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | 206 |
| Total net assets | $ 5,138 | $ 48,840 | $ 1,153 | $ 2,161 | $ 1,448 |
| | | | | | |
| Total number of shares | 670,771 | 4,114,600 | 96,914 | 227,262 | 119,642 |
| | | | | | |
| Cost of shares | $ 9,849 | $ 70,844 | $ 1,682 | $ 3,669 | $ 2,238 |

*The accompanying notes are an integral part of these financial statements.*

14

## VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Equity Income Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 112 | $ 1,748 | $ 3,765 | $ 10,140 | $ 2,428 |
| Total assets | 112 | 1,748 | 3,765 | 10,140 | 2,428 |
| Net assets | $ 112 | $ 1,748 | $ 3,765 | $ 10,140 | $ 2,428 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 112 | $ 1,748 | $ 3,765 | $ 8,260 | $ 2,428 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | 1,880 | - |
| Total net assets | $ 112 | $ 1,748 | $ 3,765 | $ 10,140 | $ 2,428 |
| | | | | | |
| Total number of shares | 9,192 | 248,974 | 611,192 | 1,280,366 | 319,922 |
| | | | | | |
| Cost of shares | $ 173 | $ 2,416 | $ 5,654 | $ 14,671 | $ 3,791 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 700 | $ 7,963 | $ 4,389 | $ 438 | $ 23,558 |
| Total assets | 700 | 7,963 | 4,389 | 438 | 23,558 |
| Net assets | $ 700 | $ 7,963 | $ 4,389 | $ 438 | $ 23,558 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 700 | $ 7,963 | $ 4,389 | $ 438 | $ 23,182 |
| Contracts in payout (annuitization) period | - | - | - | - | 376 |
| Total net assets | $ 700 | $ 7,963 | $ 4,389 | $ 438 | $ 23,558 |
| | | | | | |
| Total number of shares | 92,376 | 516,386 | 518,744 | 53,220 | 3,394,578 |
| | | | | | |
| Cost of shares | $ 1,089 | $ 12,358 | $ 6,974 | $ 770 | $ 45,026 |

*The accompanying notes are an integral part of these financial statements.*

16

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Institutional Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 835 | $ 1,064 | $ 9,835 | $ 600 | $ 123 |
| Total assets | 835 | 1,064 | 9,835 | 600 | 123 |
| Net assets | $ 835 | $ 1,064 | $ 9,835 | $ 600 | $ 123 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 835 | $ 1,064 | $ 8,714 | $ 600 | $ 123 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | 1,121 | - | - |
| Total net assets | $ 835 | $ 1,064 | $ 9,835 | $ 600 | $ 123 |
| | | | | | |
| Total number of shares | 52,873 | 75,584 | 1,906,069 | 116,442 | 19,712 |
| | | | | | |
| Cost of shares | $ 1,316 | $ 1,877 | $ 21,564 | $ 1,291 | $ 195 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 170 | $ 1,200 | $ 266 | $ 2,765 | $ 761 |
| Total assets | 170 | 1,200 | 266 | 2,765 | 761 |
| Net assets | $ 170 | $ 1,200 | $ 266 | $ 2,765 | $ 761 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 170 | $ 1,200 | $ 266 | $ 2,765 | $ 761 |
| Contracts in payout (annuitization) period | - | - | - | - | - |
| Total net assets | $ 170 | $ 1,200 | $ 266 | $ 2,765 | $ 761 |
| | | | | | |
| Total number of shares | 36,366 | 163,500 | 37,923 | 249,580 | 111,588 |
| | | | | | |
| Cost of shares | $ 189 | $ 1,715 | $ 405 | $ 4,304 | $ 1,114 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Davis New York Venture Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,118 | $ 1,530 | $ 16,298 | $ 14,045 | $ 226 |
| Total assets | 2,118 | 1,530 | 16,298 | 14,045 | 226 |
| Net assets | $ 2,118 | $ 1,530 | $ 16,298 | $ 14,045 | $ 226 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,118 | $ 1,530 | $ 15,638 | $ 11,670 | $ 226 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | 660 | 2,375 | - |
| Total net assets | $ 2,118 | $ 1,530 | $ 16,298 | $ 14,045 | $ 226 |
| | | | | | |
| Total number of shares | 173,918 | 164,714 | 554,927 | 2,548,944 | 41,285 |
| | | | | | |
| Cost of shares | $ 3,323 | $ 2,467 | $ 18,882 | $ 26,582 | $ 264 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 76,622 | $ 44,027 | $ 16 | $ 9,940 | $ 12,668 |
| Total assets | 76,622 | 44,027 | 16 | 9,940 | 12,668 |
| Net assets | $ 76,622 | $ 44,027 | $ 16 | $ 9,940 | $ 12,668 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 74,064 | $ 41,558 | $ - | $ 9,940 | $ 11,380 |
| Contracts in payout (annuitization) period | 2,558 | 2,469 | 16 | - | 1,288 |
| Total net assets | $ 76,622 | $ 44,027 | $ 16 | $ 9,940 | $ 12,668 |
| | | | | | |
| Total number of shares | 8,438,524 | 4,913,729 | 1,735 | 902,822 | 1,945,996 |
| | | | | | |
| Cost of shares | $ 108,429 | $ 51,326 | $ 19 | $ 10,077 | $ 17,565 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** |  |  |  |  |  |
| Investments in mutual funds at fair value | $ 2,423 | $ 1,467 | $ 1,196 | $ 764 | $ 1,349 |
| Total assets | 2,423 | 1,467 | 1,196 | 764 | 1,349 |
| Net assets | $ 2,423 | $ 1,467 | $ 1,196 | $ 764 | $ 1,349 |
| **Net assets** |  |  |  |  |  |
| Accumulation units | $ 2,423 | $ 1,467 | $ 1,196 | $ 764 | $ 1,349 |
| Contracts in payout (annuitization) period | - | - | - | - | - |
| Total net assets | $ 2,423 | $ 1,467 | $ 1,196 | $ 764 | $ 1,349 |
| Total number of shares | 277,838 | 180,002 | 149,158 | 96,167 | 143,980 |
| Cost of shares | $ 3,217 | $ 2,079 | $ 1,768 | $ 1,073 | $ 1,563 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 32,650 | $ 25,211 | $ 18,241 | $ 13,421 | $ 15,297 |
| Total assets | 32,650 | 25,211 | 18,241 | 13,421 | 15,297 |
| Net assets | $ 32,650 | $ 25,211 | $ 18,241 | $ 13,421 | $ 15,297 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 32,650 | $ 22,010 | $ 16,993 | $ 11,621 | $ 15,297 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 3,201 | 1,248 | 1,800 | - |
| Total net assets | $ 32,650 | $ 25,211 | $ 18,241 | $ 13,421 | $ 15,297 |
| | | | | | |
| Total number of shares | 7,097,747 | 771,464 | 2,317,820 | 658,542 | 2,467,276 |
| | | | | | |
| Cost of shares | $ 55,311 | $ 35,506 | $ 29,435 | $ 17,056 | $ 20,559 |

*The accompanying notes are an integral part of these financial statements.*

22

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,370 | $ 67,293 | $ 8,278 | $ 8,438 | $ 9,608 |
| Total assets | 1,370 | 67,293 | 8,278 | 8,438 | 9,608 |
| Net assets | $ 1,370 | $ 67,293 | $ 8,278 | $ 8,438 | $ 9,608 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,370 | $ 67,293 | $ 6,242 | $ 6,430 | $ 7,269 |
| Contracts in payout (annuitization) period | - | - | 2,036 | 2,008 | 2,339 |
| Total net assets | $ 1,370 | $ 67,293 | $ 8,278 | $ 8,438 | $ 9,608 |
| | | | | | |
| Total number of shares | 192,434 | 2,613,313 | 905,707 | 932,377 | 1,055,859 |
| | | | | | |
| Cost of shares | $ 2,256 | $ 88,758 | $ 11,421 | $ 12,777 | $ 14,564 |

*The accompanying notes are an integral part of these financial statements.*

23

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class I | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 4 | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 186,679 | $ 16,807 | $ 2,543 | $ 1,685 | $ 22,445 |
| Total assets | 186,679 | 16,807 | 2,543 | 1,685 | 22,445 |
| Net assets | $ 186,679 | $ 16,807 | $ 2,543 | $ 1,685 | $ 22,445 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 141,206 | $ 16,807 | $ 2,543 | $ 1,685 | $ 22,445 |
| Contracts in payout (annuitization) period | 45,473 | - | - | - | - |
| Total net assets | $ 186,679 | $ 16,807 | $ 2,543 | $ 1,685 | $ 22,445 |
| | | | | | |
| Total number of shares | 12,354,647 | 1,771,032 | 302,422 | 213,348 | 2,754,030 |
| | | | | | |
| Cost of shares | $ 237,330 | $ 17,638 | $ 2,977 | $ 2,058 | $ 26,891 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 12,593 | $ 10,922 | $ 8,130 | $ 6,522 | $ 8,130 |
| Total assets | 12,593 | 10,922 | 8,130 | 6,522 | 8,130 |
| Net assets | $ 12,593 | $ 10,922 | $ 8,130 | $ 6,522 | $ 8,130 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 12,593 | $ 10,922 | $ 8,130 | $ 6,522 | $ 8,130 |
| Contracts in payout (annuitization) period | - | - | - | - | - |
| Total net assets | $ 12,593 | $ 10,922 | $ 8,130 | $ 6,522 | $ 8,130 |
| | | | | | |
| Total number of shares | 1,572,115 | 1,370,359 | 1,025,235 | 783,855 | 987,852 |
| | | | | | |
| Cost of shares | $ 15,103 | $ 13,262 | $ 9,817 | $ 7,603 | $ 9,411 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 12 | ING GET U.S. Core Portfolio - Series 13 | ING GET U.S. Core Portfolio - Series 14 | ING BlackRock Global Science and Technology Portfolio - Class I | ING International Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 20,401 | $ 19,436 | $ 21,091 | $ 3,743 | $ 211 |
| Total assets | 20,401 | 19,436 | 21,091 | 3,743 | 211 |
| Net assets | $ 20,401 | $ 19,436 | $ 21,091 | $ 3,743 | $ 211 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 20,401 | $ 19,436 | $ 21,091 | $ 3,743 | $ 211 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 20,401 | $ 19,436 | $ 21,091 | $ 3,743 | $ 211 |
| | | | | | |
| Total number of shares | 2,553,318 | 1,943,575 | 2,016,332 | 1,141,276 | 32,871 |
| | | | | | |
| Cost of shares | $ 24,272 | $ 19,674 | $ 20,564 | $ 5,675 | $ 315 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | ING Opportunistic Large Cap Growth Portfolio - Class I | ING Opportunistic Large Cap Value Portfolio - Class I | ING Opportunistic Large Cap Value Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 96 | $ 7,963 | $ 4,682 | $ 285 | $ 641 |
| Total assets | 96 | 7,963 | 4,682 | 285 | 641 |
| Net assets | $ 96 | $ 7,963 | $ 4,682 | $ 285 | $ 641 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 96 | $ 6,902 | $ 4,682 | $ 285 | $ 641 |
| Contracts in payout (annuitization) period | - | 1,061 | - | - | - |
| Total net assets | $ 96 | $ 7,963 | $ 4,682 | $ 285 | $ 641 |
| | | | | | |
| Total number of shares | 9,520 | 1,144,145 | 541,295 | 33,219 | 88,894 |
| | | | | | |
| Cost of shares | $ 92 | $ 9,875 | $ 6,856 | $ 451 | $ 653 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 29 | $ 35 | $ 79,909 | $ 7,814 | $ 3,465 |
| Total assets | 29 | 35 | 79,909 | 7,814 | 3,465 |
| Net assets | $ 29 | $ 35 | $ 79,909 | $ 7,814 | $ 3,465 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 29 | $ 35 | $ 62,222 | $ 7,814 | $ 3,465 |
| Contracts in payout (annuitization) period | - | - | 17,687 | - | - |
| Total net assets | $ 29 | $ 35 | $ 79,909 | $ 7,814 | $ 3,465 |
| | | | | | |
| Total number of shares | 4,411 | 4,562 | 7,654,109 | 786,096 | 368,191 |
| | | | | | |
| Cost of shares | $ 42 | $ 45 | $ 117,772 | $ 13,494 | $ 5,919 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING VP Small Company Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class S | ING VP SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 27,869 | $ 3,607 | $ 498 | $ 2,720 | $ 522 |
| Total assets | 27,869 | 3,607 | 498 | 2,720 | 522 |
| Net assets | $ 27,869 | $ 3,607 | $ 498 | $ 2,720 | $ 522 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 24,019 | $ 3,607 | $ 498 | $ 2,720 | $ 522 |
| Contracts in payout (annuitization) period | 3,850 | - | - | - | - |
| Total net assets | $ 27,869 | $ 3,607 | $ 498 | $ 2,720 | $ 522 |
| | | | | | |
| Total number of shares | 2,381,962 | 532,770 | 77,869 | 432,475 | 42,569 |
| | | | | | |
| Cost of shares | $ 45,187 | $ 6,662 | $ 698 | $ 2,844 | $ 640 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING VP SmallCap Opportunities Portfolio - Class S | | ING VP Balanced Portfolio - Class I | | ING VP Intermediate Bond Portfolio - Class I | | ING VP Money Market Portfolio - Class I | | Janus Aspen Series Balanced Portfolio - Institutional Shares | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,876 | $ | 81,353 | $ | 100,529 | $ | 207,378 | $ | 16 |
| Total assets | | 1,876 | | 81,353 | | 100,529 | | 207,378 | | 16 |
| Net assets | $ | 1,876 | $ | 81,353 | $ | 100,529 | $ | 207,378 | $ | 16 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,876 | $ | 58,301 | $ | 91,590 | $ | 196,878 | $ | 16 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | 23,052 | | 8,939 | | 10,500 | | - |
| Total net assets | $ | 1,876 | $ | 81,353 | $ | 100,529 | $ | 207,378 | $ | 16 |
| | | | | | | | | | | |
| Total number of shares | | 155,661 | | 8,861,996 | | 9,073,007 | | 207,377,659 | | 684 |
| | | | | | | | | | | |
| Cost of shares | $ | 2,798 | $ | 111,675 | $ | 117,716 | $ | 207,378 | $ | 18 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3 | $ 5 | $ 1 | $ 2 | $ 2,000 |
| Total assets | 3 | 5 | 1 | 2 | 2,000 |
| Net assets | $ 3 | $ 5 | $ 1 | $ 2 | $ 2,000 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3 | $ 5 | $ 1 | $ 2 | $ 2,000 |
| Contracts in payout (annuitization) period | - | - | - | - | - |
| Total net assets | $ 3 | $ 5 | $ 1 | $ 2 | $ 2,000 |
| | | | | | |
| Total number of shares | 223 | 347 | 63 | 91 | 190,286 |
| | | | | | |
| Cost of shares | $ 3 | $ 7 | $ 2 | $ 3 | $ 3,752 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2008
*(Dollars in thousands)*

| | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Mid Cap Fund/VA | PIMCO Real Return Portfolio - Administrative Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 47 | $ 255 | $ 382 | $ 37 | $ 5,888 |
| Total assets | 47 | 255 | 382 | 37 | 5,888 |
| Net assets | $ 47 | $ 255 | $ 382 | $ 37 | $ 5,888 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 47 | $ - | $ 382 | $ - | $ 5,888 |
| Contracts in payout (annuitization) period | - | 255 | - | 37 | - |
| Total net assets | $ 47 | $ 255 | $ 382 | $ 37 | $ 5,888 |
| | | | | | |
| Total number of shares | 2,318 | 17,495 | 35,848 | 1,344 | 522,923 |
| | | | | | |
| Cost of shares | $ 77 | $ 409 | $ 636 | $ 67 | $ 6,601 |

*The accompanying notes are an integral part of these financial statements.*

32

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Wanger International | Wanger Select | Wanger USA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,033 | $ 308 | $ 406 | $ 1,732 | $ 231 |
| Total assets | 1,033 | 308 | 406 | 1,732 | 231 |
| Net assets | $ 1,033 | $ 308 | $ 406 | $ 1,732 | $ 231 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,033 | $ 308 | $ 406 | $ 1,732 | $ 231 |
| Contracts in payout (annuitization) period | - | - | - | - | - |
| Total net assets | $ 1,033 | $ 308 | $ 406 | $ 1,732 | $ 231 |
| | | | | | |
| Total number of shares | 65,239 | 47,733 | 19,633 | 124,865 | 11,968 |
| | | | | | |
| Cost of shares | $ 2,330 | $ 493 | $ 573 | $ 3,386 | $ 394 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares | Calvert Social Balanced Portfolio | Federated American Leaders Fund II - Primary Shares | Federated Capital Income Fund II |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 31 | $ 39 | $ 253 | $ 125 |
| Total investment income | - | 31 | 39 | 253 | 125 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 6 | 14 | 17 | 182 | 28 |
| Total expenses | 6 | 14 | 17 | 182 | 28 |
| Net investment income (loss) | (6) | 17 | 22 | 71 | 97 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (10) | 86 | 8 | (2,513) | 163 |
| Capital gains distributions | - | - | 22 | 3,909 | - |
| Total realized gain (loss) on investments and capital gains distributions | (10) | 86 | 30 | 1,396 | 163 |
| Net unrealized appreciation (depreciation) of investments | (376) | (600) | (598) | (6,707) | (698) |
| Net realized and unrealized gain (loss) on investments | (386) | (514) | (568) | (5,311) | (535) |
| Net increase (decrease) in net assets resulting from operations | $ (392) | $ (497) | $ (546) | $ (5,240) | $ (438) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### December 31, 2008
*(Dollars in thousands)*

| | Federated Equity Income Fund II | Federated Fund for U.S. Government Securities II | Federated High Income Bond Fund II - Primary Shares | Federated International Equity Fund II | Federated Mid Cap Growth Strategies Fund II |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 138 | $ 101 | $ 478 | $ 16 | $ - |
| Total investment income | 138 | 101 | 478 | 16 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 50 | 28 | 66 | 34 | 62 |
| Total expenses | 50 | 28 | 66 | 34 | 62 |
| Net investment income (loss) | 88 | 73 | 412 | (18) | (62) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 61 | (9) | (59) | 111 | (358) |
| Capital gains distributions | - | - | - | - | 1,296 |
| Total realized gain (loss) on investments and capital gains distributions | 61 | (9) | (59) | 111 | 938 |
| Net unrealized appreciation (depreciation) of investments | (1,429) | (10) | (1,681) | (1,453) | (3,095) |
| Net realized and unrealized gain (loss) on investments | (1,368) | (19) | (1,740) | (1,342) | (2,157) |
| Net increase (decrease) in net assets resulting from operations | $ (1,280) | $ 54 | $ (1,328) | $ (1,360) | $ (2,219) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### December 31, 2008
*(Dollars in thousands)*

| | Federated Prime Money Fund II | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 49 | $ 2,266 | $ 101 | $ 8 | $ 178 |
| Total investment income | 49 | 2,266 | 101 | 8 | 178 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 28 | 1,259 | 115 | 1 | 69 |
| Total expenses | 28 | 1,259 | 115 | 1 | 69 |
| Net investment income (loss) | 21 | 1,007 | (14) | 7 | 109 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 1,460 | 317 | (1) | (362) |
| Capital gains distributions | - | 115 | - | - | 934 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 1,575 | 317 | (1) | 572 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | (56,060) | (7,918) | (30) | (4,850) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | - | (54,485) | (7,601) | (31) | (4,278) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 21 | $ (53,478) | $ (7,615) | $ (24) | $ (4,169) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### December 31, 2008
*(Dollars in thousands)*

| | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | Franklin Small Cap Value Securities Fund - Class 2 | ING GET Fund - Series U |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,601 | $ 649 | $ 41 | $ 46 | $ 411 |
| Total investment income | 1,601 | 649 | 41 | 46 | 411 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 2,096 | 439 | 14 | 32 | 64 |
| Total expenses | 2,096 | 439 | 14 | 32 | 64 |
| Net investment income (loss) | (495) | 210 | 27 | 14 | 347 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 5,172 | 689 | (5) | (16) | (2,157) |
| Capital gains distributions | 5,455 | 361 | 1 | 316 | 1,163 |
| Total realized gain (loss) on investments and capital gains distributions | 10,627 | 1,050 | (4) | 300 | (994) |
| Net unrealized appreciation (depreciation) of investments | (103,575) | (15,330) | (69) | (1,705) | (117) |
| Net realized and unrealized gain (loss) on investments | (92,948) | (14,280) | (73) | (1,405) | (1,111) |
| Net increase (decrease) in net assets resulting from operations | $ (93,443) | $ (14,070) | $ (46) | $ (1,391) | $ (764) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING GET Fund - Series V | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING American Funds Growth Portfolio | ING American Funds Growth-Income Portfolio | ING American Funds International Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 456 | $ - | $ 162 | $ 251 | $ 381 |
| Total investment income | 456 | - | 162 | 251 | 381 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 221 | 1 | 266 | 228 | 275 |
| Total expenses | 221 | 1 | 266 | 228 | 275 |
| Net investment income (loss) | 235 | (1) | (104) | 23 | 106 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 352 | (28) | (89) | (160) | (197) |
| Capital gains distributions | - | 25 | 1,529 | 693 | 1,230 |
| Total realized gain (loss) on investments and capital gains distributions | 352 | (3) | 1,440 | 533 | 1,033 |
| Net unrealized appreciation (depreciation) of investments | (849) | (70) | (12,672) | (8,829) | (12,561) |
| Net realized and unrealized gain (loss) on investments | (497) | (73) | (11,232) | (8,296) | (11,528) |
| Net increase (decrease) in net assets resulting from operations | $ (262) | $ (74) | $ (11,336) | $ (8,273) | $ (11,422) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Institutional Class | ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class | ING FMR℠ Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 64 | $ 1 | $ 48 | $ 242 | $ 8 |
| Total investment income | 64 | 1 | 48 | 242 | 8 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 393 | 6 | 121 | 270 | 10 |
| Total expenses | 393 | 6 | 121 | 270 | 10 |
| Net investment income (loss) | (329) | (5) | (73) | (28) | (2) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,417) | (110) | (6) | (1,281) | (127) |
| Capital gains distributions | 3,685 | 33 | 1,085 | 1,546 | 92 |
| Total realized gain (loss) on investments and capital gains distributions | 1,268 | (77) | 1,079 | 265 | (35) |
| Net unrealized appreciation (depreciation) of investments | (16,599) | (238) | (3,981) | (10,098) | (546) |
| Net realized and unrealized gain (loss) on investments | (15,331) | (315) | (2,902) | (9,833) | (581) |
| Net increase (decrease) in net assets resulting from operations | $ (15,660) | $ (320) | $ (2,975) | $ (9,861) | $ (583) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING Franklin Income Portfolio - Service Class | ING Franklin Mutual Shares Portfolio - Service Class | ING Global Real Estate Portfolio - Institutional Class | ING Global Real Estate Portfolio - Service Class | ING Global Resources Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 160 | $ 83 | $ - | $ - | $ 185 |
| Total investment income | 160 | 83 | - | - | 185 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 71 | 36 | 3 | 21 | 112 |
| Total expenses | 71 | 36 | 3 | 21 | 112 |
| Net investment income (loss) | 89 | 47 | (3) | (21) | 73 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (245) | (166) | (49) | (488) | (493) |
| Capital gains distributions | 40 | 4 | - | - | 1,883 |
| Total realized gain (loss) on investments and capital gains distributions | (205) | (162) | (49) | (488) | 1,390 |
| Net unrealized appreciation (depreciation) of investments | (1,616) | (1,162) | (449) | (385) | (6,547) |
| Net realized and unrealized gain (loss) on investments | (1,821) | (1,324) | (498) | (873) | (5,157) |
| Net increase (decrease) in net assets resulting from operations | $ (1,732) | $ (1,277) | $ (501) | $ (894) | $ (5,084) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 160 | $ 183 | $ 22 | $ 1 |
| Total investment income | 1 | 160 | 183 | 22 | 1 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1 | 94 | 64 | 36 | 1 |
| Total expenses | 1 | 94 | 64 | 36 | 1 |
| Net investment income (loss) | - | 66 | 119 | (14) | - |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (105) | (10) | 371 | (162) | (15) |
| Capital gains distributions | 28 | 361 | 451 | 262 | 11 |
| Total realized gain (loss) on investments and capital gains distributions | (77) | 351 | 822 | 100 | (4) |
| Net unrealized appreciation (depreciation) of investments | (47) | (4,720) | (5,878) | (1,062) | (40) |
| Net realized and unrealized gain (loss) on investments | (124) | (4,369) | (5,056) | (962) | (44) |
| Net increase (decrease) in net assets resulting from operations | $ (124) | $ (4,303) | $ (4,937) | $ (976) | $ (44) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Value Portfolio - Institutional Class | ING Legg Mason Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 634 | $ 64 | $ - | $ 38 | $ - |
| Total investment income | 634 | 64 | - | 38 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 222 | 29 | 112 | 166 | 2 |
| Total expenses | 222 | 29 | 112 | 166 | 2 |
| Net investment income (loss) | 412 | 35 | (112) | (128) | (2) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,210) | (71) | (257) | (1,849) | (67) |
| Capital gains distributions | 2,020 | 239 | 1,216 | 3,151 | 78 |
| Total realized gain (loss) on investments and capital gains distributions | 810 | 168 | 959 | 1,302 | 11 |
| Net unrealized appreciation (depreciation) of investments | (9,990) | (1,247) | (7,252) | (11,479) | (237) |
| Net realized and unrealized gain (loss) on investments | (9,180) | (1,079) | (6,293) | (10,177) | (226) |
| Net increase (decrease) in net assets resulting from operations | $ (8,768) | $ (1,044) | $ (6,405) | $ (10,305) | $ (228) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**December 31, 2008**
*(Dollars in thousands)*

| | ING LifeStyle Aggressive Growth Portfolio - Service Class | ING LifeStyle Growth Portfolio - Service Class | ING LifeStyle Moderate Growth Portfolio - Service Class | ING LifeStyle Moderate Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 27 | $ 104 | $ 202 | $ 182 | $ 178 |
| Total investment income | 27 | 104 | 202 | 182 | 178 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 20 | 81 | 139 | 131 | 46 |
| Total expenses | 20 | 81 | 139 | 131 | 46 |
| Net investment income (loss) | 7 | 23 | 63 | 51 | 132 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (185) | (104) | (319) | (299) | (201) |
| Capital gains distributions | 162 | 358 | 491 | 325 | 776 |
| Total realized gain (loss) on investments and capital gains distributions | (23) | 254 | 172 | 26 | 575 |
| Net unrealized appreciation (depreciation) of investments | (766) | (3,134) | (4,070) | (3,025) | (3,148) |
| Net realized and unrealized gain (loss) on investments | (789) | (2,880) | (3,898) | (2,999) | (2,573) |
| Net increase (decrease) in net assets resulting from operations | $ (782) | $ (2,857) | $ (3,835) | $ (2,948) | $ (2,441) |

*The accompanying notes are an integral part of these financial statements.*

43

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING Lord Abbett Affiliated Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 17 | $ 10 | $ 97 | $ 4,198 | $ 85 |
| Total investment income | 17 | 10 | 97 | 4,198 | 85 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 9 | 18 | 116 | 894 | 12 |
| Total expenses | 9 | 18 | 116 | 894 | 12 |
| Net investment income (loss) | 8 | (8) | (19) | 3,304 | 73 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (67) | (75) | (431) | (4,389) | (68) |
| Capital gains distributions | 104 | - | 1,006 | 6,658 | 143 |
| Total realized gain (loss) on investments and capital gains distributions | 37 | (75) | 575 | 2,269 | 75 |
| Net unrealized appreciation (depreciation) of investments | (351) | (847) | (6,683) | (23,157) | (498) |
| Net realized and unrealized gain (loss) on investments | (314) | (922) | (6,108) | (20,888) | (423) |
| Net increase (decrease) in net assets resulting from operations | $ (306) | $ (930) | $ (6,127) | $ (17,584) | $ (350) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING MFS Utilities Portfolio - Service Class | ING Mid Cap Growth Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Institutional Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 102 | $ - | $ 67 | $ 4 | $ 193 |
| Total investment income | 102 | - | 67 | 4 | 193 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 28 | 1 | 30 | 1 | 28 |
| Total expenses | 28 | 1 | 30 | 1 | 28 |
| Net investment income (loss) | 74 | (1) | 37 | 3 | 165 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (310) | (18) | (85) | (1) | (157) |
| Capital gains distributions | 399 | - | - | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 89 | (18) | (85) | (1) | (156) |
| Net unrealized appreciation (depreciation) of investments | (1,701) | 3 | (939) | (62) | (580) |
| Net realized and unrealized gain (loss) on investments | (1,612) | (15) | (1,024) | (63) | (736) |
| Net increase (decrease) in net assets resulting from operations | $ (1,538) | $ (16) | $ (987) | $ (60) | $ (571) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### December 31, 2008
*(Dollars in thousands)*

| | ING Pioneer Equity Income Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 143 | $ 516 | $ 64 | $ 15 | $ 399 |
| Total investment income | 143 | 516 | 64 | 15 | 399 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 46 | 200 | 25 | 12 | 80 |
| Total expenses | 46 | 200 | 25 | 12 | 80 |
| Net investment income (loss) | 97 | 316 | 39 | 3 | 319 |
| | | | | | |
| **Realized and unrealized gain (loss)** **on investments** | | | | | |
| Net realized gain (loss) on investments | (196) | 588 | (134) | (175) | (275) |
| Capital gains distributions | - | 608 | 181 | 58 | 865 |
| Total realized gain (loss) on investments and capital gains distributions | (196) | 1,196 | 47 | (117) | 590 |
| Net unrealized appreciation (depreciation) of investments | (1,671) | (7,916) | (1,278) | (284) | (3,970) |
| Net realized and unrealized gain (loss) on investments | (1,867) | (6,720) | (1,231) | (401) | (3,380) |
| Net increase (decrease) in net assets resulting from operations | $ (1,770) | $ (6,404) | $ (1,192) | $ (398) | $ (3,061) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
### *(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service Class | ING UBS U.S. Allocation Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Institutional Class | ING Van Kampen Growth and Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 247 | $ 9 | $ 150 | $ 40 | $ 39 |
| Total investment income | 247 | 9 | 150 | 40 | 39 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 59 | 12 | 21 | 339 | 9 |
| Total expenses | 59 | 12 | 21 | 339 | 9 |
| Net investment income (loss) | 188 | (3) | 129 | (299) | 30 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (456) | (155) | (952) | (1,990) | (42) |
| Capital gains distributions | 488 | 36 | 615 | 1,136 | 83 |
| Total realized gain (loss) on investments and capital gains distributions | 32 | (119) | (337) | (854) | 41 |
| Net unrealized appreciation (depreciation) of investments | (2,867) | (297) | (128) | (21,468) | (458) |
| Net realized and unrealized gain (loss) on investments | (2,835) | (416) | (465) | (22,322) | (417) |
| Net increase (decrease) in net assets resulting from operations | $ (2,647) | $ (419) | $ (336) | $ (22,621) | $ (387) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### December 31, 2008
*(Dollars in thousands)*

| | ING Van Kampen Large Cap Growth Portfolio - Institutional Class | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Institutional Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Disciplined Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 283 | $ 19 | $ 1,132 | $ 55 | $ 11 |
| Total investment income | 283 | 19 | 1,132 | 55 | 11 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 213 | 13 | 215 | 8 | 3 |
| Total expenses | 213 | 13 | 215 | 8 | 3 |
| Net investment income (loss) | 70 | 6 | 917 | 47 | 8 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (3,050) | (882) | (3,863) | (136) | (86) |
| Capital gains distributions | 1,817 | 292 | 5,025 | 261 | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,233) | (590) | 1,162 | 125 | (86) |
| Net unrealized appreciation (depreciation) of investments | (2,223) | (283) | (11,378) | (666) | 30 |
| Net realized and unrealized gain (loss) on investments | (3,456) | (873) | (10,216) | (541) | (56) |
| Net increase (decrease) in net assets resulting from operations | $ (3,386) | $ (867) | $ (9,299) | $ (494) | $ (48) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING American Century Large Company Value Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 27 | $ 9 | $ - | $ - |
| Total investment income | 2 | 27 | 9 | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 3 | 2 | 10 | 5 | 39 |
| Total expenses | 3 | 2 | 10 | 5 | 39 |
| Net investment income (loss) | (1) | 25 | (1) | (5) | (39) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (58) | (214) | (51) | (256) | (133) |
| Capital gains distributions | 26 | 78 | 138 | 10 | 135 |
| Total realized gain (loss) on investments and capital gains distributions | (32) | (136) | 87 | (246) | 2 |
| Net unrealized appreciation (depreciation) of investments | (50) | 4 | (403) | (140) | (2,082) |
| Net realized and unrealized gain (loss) on investments | (82) | (132) | (316) | (386) | (2,080) |
| Net increase (decrease) in net assets resulting from operations | $ (83) | $ (107) | $ (317) | $ (391) | $ (2,119) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING JPMorgan International Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 21 | $ 1,035 | $ 43 | $ - |
| Total investment income | 1 | 21 | 1,035 | 43 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 14 | 32 | 125 | 20 | 321 |
| Total expenses | 14 | 32 | 125 | 20 | 321 |
| Net investment income (loss) | (13) | (11) | 910 | 23 | (321) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (38) | (82) | (12,350) | (32) | 1,691 |
| Capital gains distributions | 9 | 31 | 17,447 | 197 | - |
| Total realized gain (loss) on investments and capital gains distributions | (29) | (51) | 5,097 | 165 | 1,691 |
| Net unrealized appreciation (depreciation) of investments | (484) | (1,332) | (7,404) | (1,009) | (13,101) |
| Net realized and unrealized gain (loss) on investments | (513) | (1,383) | (2,307) | (844) | (11,410) |
| Net increase (decrease) in net assets resulting from operations | $ (526) | $ (1,394) | $ (1,397) | $ (821) | $ (11,731) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class | ING OpCap Balanced Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 180 | $ 68 | $ - | $ - | $ 36 |
| Total investment income | 180 | 68 | - | - | 36 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 49 | 356 | 1 | - | 6 |
| Total expenses | 49 | 356 | 1 | - | 6 |
| Net investment income (loss) | 131 | (288) | (1) | - | 30 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (214) | (865) | (33) | (15) | (477) |
| Capital gains distributions | 378 | - | - | - | 164 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 164 | (865) | (33) | (15) | (313) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (127) | (15,646) | (39) | 11 | 23 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 37 | (16,511) | (72) | (4) | (290) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 168 | $ (16,799) | $ (73) | $ (4) | $ (260) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
### *(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,679 | $ 3,021 | $ 1 | $ 419 | $ 492 |
| Total investment income | 2,679 | 3,021 | 1 | 419 | 492 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1,412 | 738 | - | 80 | 59 |
| Total expenses | 1,412 | 738 | - | 80 | 59 |
| Net investment income (loss) | 1,267 | 2,283 | 1 | 339 | 433 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2,671 | 815 | - | 84 | (460) |
| Capital gains distributions | 9,258 | 202 | - | 134 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 11,929 | 1,017 | - | 218 | (453) |
| Net unrealized appreciation (depreciation) of investments | (71,805) | (13,035) | (4) | (649) | (4,889) |
| Net realized and unrealized gain (loss) on investments | (59,876) | (12,018) | (4) | (431) | (5,342) |
| Net increase (decrease) in net assets resulting from operations | $ (58,609) | $ (9,735) | $ (3) | $ (92) | $ (4,909) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**December 31, 2008**
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 46 | $ 21 | $ 19 | $ 11 | $ 20 |
| Total investment income | 46 | 21 | 19 | 11 | 20 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 20 | 15 | 13 | 9 | 10 |
| Total expenses | 20 | 15 | 13 | 9 | 10 |
| Net investment income (loss) | 26 | 6 | 6 | 2 | 10 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 54 | (77) | (81) | (253) | (9) |
| Capital gains distributions | 59 | 47 | 48 | 33 | 20 |
| Total realized gain (loss) on investments and capital gains distributions | 113 | (30) | (33) | (220) | 11 |
| Net unrealized appreciation (depreciation) of investments | (908) | (680) | (626) | (308) | (241) |
| Net realized and unrealized gain (loss) on investments | (795) | (710) | (659) | (528) | (230) |
| Net increase (decrease) in net assets resulting from operations | $ (769) | $ (704) | $ (653) | $ (526) | $ (220) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 232 | $ 529 | $ 602 | $ - | $ 106 |
| Total investment income | 232 | 529 | 602 | - | 106 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 624 | 513 | 208 | 5 | 240 |
| Total expenses | 624 | 513 | 208 | 5 | 240 |
| Net investment income (loss) | (392) | 16 | 394 | (5) | (134) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 213 | 1,201 | (1,809) | (26) | 1,095 |
| Capital gains distributions | 8,215 | 3,035 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 8,428 | 4,236 | (1,809) | (26) | 1,095 |
| Net unrealized appreciation (depreciation) of investments | (35,176) | (25,140) | (11,194) | (45) | (11,027) |
| Net realized and unrealized gain (loss) on investments | (26,748) | (20,904) | (13,003) | (71) | (9,932) |
| Net increase (decrease) in net assets resulting from operations | $ (27,140) | $ (20,888) | $ (12,609) | $ (76) | $ (10,066) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING VP Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 550 | $ - | $ 73 | $ 4,479 | $ 477 |
| Total investment income | 550 | - | 73 | 4,479 | 477 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 296 | - | 16 | 1,100 | 144 |
| Total expenses | 296 | - | 16 | 1,100 | 144 |
| Net investment income (loss) | 254 | - | 57 | 3,379 | 333 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 661 | (7) | (53) | (36) | (301) |
| Capital gains distributions | - | - | 114 | 4,939 | 942 |
| Total realized gain (loss) on investments and capital gains distributions | 661 | (7) | 61 | 4,903 | 641 |
| Net unrealized appreciation (depreciation) of investments | (12,137) | 4 | (955) | (32,701) | (3,955) |
| Net realized and unrealized gain (loss) on investments | (11,476) | (3) | (894) | (27,798) | (3,314) |
| Net increase (decrease) in net assets resulting from operations | $ (11,222) | $ (3) | $ (837) | $ (24,419) | $ (2,981) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### December 31, 2008
*(Dollars in thousands)*

| | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Growth and Income Portfolio - Class I | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 269 | $ 418 | $ 3,880 | $ 502 | $ 240 |
| Total investment income | 269 | 418 | 3,880 | 502 | 240 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 133 | 173 | 2,933 | 177 | 95 |
| Total expenses | 133 | 173 | 2,933 | 177 | 95 |
| Net investment income (loss) | 136 | 245 | 947 | 325 | 145 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (175) | (439) | 4,363 | (1,752) | (688) |
| Capital gains distributions | 1,530 | 1,634 | - | 1,207 | 390 |
| Total realized gain (loss) on investments and capital gains distributions | 1,355 | 1,195 | 4,363 | (545) | (298) |
| Net unrealized appreciation (depreciation) of investments | (6,271) | (6,295) | (129,666) | (475) | (219) |
| Net realized and unrealized gain (loss) on investments | (4,916) | (5,100) | (125,303) | (1,020) | (517) |
| Net increase (decrease) in net assets resulting from operations | $ (4,780) | $ (4,855) | $ (124,356) | $ (695) | $ (372) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 4 | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 434 | $ 93 | $ 34 | $ 504 | $ 319 |
| Total investment income | 434 | 93 | 34 | 504 | 319 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 370 | 60 | 34 | 447 | 272 |
| Total expenses | 370 | 60 | 34 | 447 | 272 |
| Net investment income (loss) | 64 | 33 | - | 57 | 47 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (7) | (91) | (127) | (702) | (691) |
| Capital gains distributions | 1,002 | 422 | 395 | 4,268 | 3,092 |
| Total realized gain (loss) on investments and capital gains distributions | 995 | 331 | 268 | 3,566 | 2,401 |
| Net unrealized appreciation (depreciation) of investments | (2,136) | (623) | (479) | (5,913) | (3,677) |
| Net realized and unrealized gain (loss) on investments | (1,141) | (292) | (211) | (2,347) | (1,276) |
| Net increase (decrease) in net assets resulting from operations | $ (1,077) | $ (259) | $ (211) | $ (2,290) | $ (1,229) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**December 31, 2008**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING GET U.S. Core Portfolio - Series 12 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 248 | $ 208 | $ 218 | $ 222 | $ 506 |
| Total investment income | 248 | 208 | 218 | 222 | 506 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 212 | 160 | 139 | 152 | 510 |
| Total expenses | 212 | 160 | 139 | 152 | 510 |
| Net investment income (loss) | 36 | 48 | 79 | 70 | (4) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (340) | (270) | (347) | (328) | (1,946) |
| Capital gains distributions | 2,387 | 1,949 | 1,525 | 1,733 | 7,008 |
| Total realized gain (loss) on investments and capital gains distributions | 2,047 | 1,679 | 1,178 | 1,405 | 5,062 |
| Net unrealized appreciation (depreciation) of investments | (3,239) | (2,484) | (1,796) | (1,698) | (8,028) |
| Net realized and unrealized gain (loss) on investments | (1,192) | (805) | (618) | (293) | (2,966) |
| Net increase (decrease) in net assets resulting from operations | $ (1,156) | $ (757) | $ (539) | $ (223) | $ (2,970) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
### *(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 13 | ING GET U.S. Core Portfolio - Series 14 | ING BlackRock Global Science and Technology Portfolio - Class I | ING International Index Portfolio - Class I | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ 581 | $ 440 | $ - | $ 4 | $ 1 |
| Total investment income | 581 | 440 | - | 4 | 1 |
| Expenses: | | | | | |
|   Mortality and expense risk and | | | | | |
|     other charges | 527 | 455 | 68 | 1 | - |
| Total expenses | 527 | 455 | 68 | 1 | - |
| Net investment income (loss) | 54 | (15) | (68) | 3 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | (378) | 33 | 148 | - | 1 |
| Capital gains distributions | 1,767 | 127 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | 1,389 | 160 | 148 | - | 1 |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | (1,590) | (20) | (3,138) | (104) | 4 |
| Net realized and unrealized gain (loss) | | | | | |
|   on investments | (201) | 140 | (2,990) | (104) | 5 |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ (147) | $ 125 | $ (3,058) | $ (101) | $ 6 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING Opportunistic Large Cap Growth Portfolio - Class I | ING Opportunistic Large Cap Value Portfolio - Class I | ING Opportunistic Large Cap Value Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Mid Cap Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 98 | $ 141 | $ 9 | $ 7 | $ - |
| Total investment income | 98 | 141 | 9 | 7 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 143 | 82 | 6 | - | - |
| Total expenses | 143 | 82 | 6 | - | - |
| Net investment income (loss) | (45) | 59 | 3 | 7 | - |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 663 | 179 | (44) | (6) | (5) |
| Capital gains distributions | - | 1,107 | 88 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 663 | 1,286 | 44 | (6) | (5) |
| Net unrealized appreciation (depreciation) of investments | (7,666) | (4,318) | (266) | (12) | (13) |
| Net realized and unrealized gain (loss) on investments | (7,003) | (3,032) | (222) | (18) | (18) |
| Net increase (decrease) in net assets resulting from operations | $ (7,048) | $ (2,973) | $ (219) | $ (11) | $ (18) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING Russell™ Small Cap Index Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Small Company Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 2,695 | $ 161 | $ 46 | $ 447 |
| Total investment income | - | 2,695 | 161 | 46 | 447 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | - | 1,507 | 94 | 40 | 497 |
| Total expenses | - | 1,507 | 94 | 40 | 497 |
| Net investment income (loss) | - | 1,188 | 67 | 6 | (50) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (6) | 9,179 | (169) | (200) | (1,819) |
| Capital gains distributions | - | 9,470 | 1,513 | 313 | 5,656 |
| Total realized gain (loss) on investments and capital gains distributions | (6) | 18,649 | 1,344 | 113 | 3,837 |
| Net unrealized appreciation (depreciation) of investments | (10) | (74,251) | (6,555) | (2,004) | (18,242) |
| Net realized and unrealized gain (loss) on investments | (16) | (55,602) | (5,211) | (1,891) | (14,405) |
| Net increase (decrease) in net assets resulting from operations | $ (16) | $ (54,414) | $ (5,144) | $ (1,885) | $ (14,455) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING VP Financial Services Portfolio - Class I | ING VP High Yield Bond Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 12 | $ 1,252 | $ 133 | $ - | $ - |
| Total investment income | 12 | 1,252 | 133 | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 4 | 192 | 42 | 6 | 58 |
| Total expenses | 4 | 192 | 42 | 6 | 58 |
| Net investment income (loss) | 8 | 1,060 | 91 | (6) | (58) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (309) | (3,297) | (372) | (14) | 782 |
| Capital gains distributions | 49 | - | 716 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (260) | (3,297) | 344 | (14) | 782 |
| Net unrealized appreciation (depreciation) of investments | 97 | 1,092 | (2,981) | (312) | (2,722) |
| Net realized and unrealized gain (loss) on investments | (163) | (2,205) | (2,637) | (326) | (1,940) |
| Net increase (decrease) in net assets resulting from operations | $ (155) | $ (1,145) | $ (2,546) | $ (332) | $ (1,998) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

|  | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class S | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 26 | $ - | $ - | $ 4,243 | $ 6,055 |
| Total investment income | 26 | - | - | 4,243 | 6,055 |
| Expenses: |  |  |  |  |  |
| Mortality and expense risk and |  |  |  |  |  |
| other charges | 8 | 3 | 39 | 1,375 | 1,229 |
| Total expenses | 8 | 3 | 39 | 1,375 | 1,229 |
| Net investment income (loss) | 18 | (3) | (39) | 2,868 | 4,826 |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | (623) | (83) | 91 | (1,420) | (2,946) |
| Capital gains distributions | 262 | 63 | 516 | 10,974 | 2,670 |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | (361) | (20) | 607 | 9,554 | (276) |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | 389 | (128) | (1,789) | (49,597) | (15,079) |
| Net realized and unrealized gain (loss) |  |  |  |  |  |
| on investments | 28 | (148) | (1,182) | (40,043) | (15,355) |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ 46 | $ (151) | $ (1,221) | $ (37,175) | $ (10,529) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## December 31, 2008
*(Dollars in thousands)*

| | ING VP Money Market Portfolio - Class I | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 10,799 | $ - | $ - | $ - | $ - |
| Total investment income | 10,799 | - | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 2,569 | - | - | - | - |
| Total expenses | 2,569 | - | - | - | - |
| Net investment income (loss) | 8,230 | - | - | - | - |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 411 | 1 | - | - | 1 |
| Capital gains distributions | - | 1 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 411 | 2 | - | - | 1 |
| Net unrealized appreciation (depreciation) of investments | (5,671) | (5) | - | (4) | (3) |
| Net realized and unrealized gain (loss) on investments | (5,260) | (3) | - | (4) | (2) |
| Net increase (decrease) in net assets resulting from operations | $ 2,970 | $ (3) | $ - | $ (4) | $ (2) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### December 31, 2008
*(Dollars in thousands)*

| | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 36 | $ 1 | $ 6 | $ 3 |
| Total investment income | - | 36 | 1 | 6 | 3 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | - | 28 | - | 4 | 4 |
| Total expenses | - | 28 | - | 4 | 4 |
| Net investment income (loss) | - | 8 | 1 | 2 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (354) | - | (6) | (19) |
| Capital gains distributions | - | 119 | 5 | 25 | 29 |
| Total realized gain (loss) on investments and capital gains distributions | - | (235) | 5 | 19 | 10 |
| Net unrealized appreciation (depreciation) of investments | (2) | (1,270) | (37) | (191) | (245) |
| Net realized and unrealized gain (loss) on investments | (2) | (1,505) | (32) | (172) | (235) |
| Net increase (decrease) in net assets resulting from operations | $ (2) | $ (1,497) | $ (31) | $ (170) | $ (236) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### December 31, 2008
*(Dollars in thousands)*

| | Oppenheimer Mid Cap Fund/VA | PIMCO Real Return Portfolio - Administrative Class | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Wanger International |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 231 | $ 10 | $ 70 | $ 9 |
| Total investment income | - | 231 | 10 | 70 | 9 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 1 | 55 | 20 | 8 | 7 |
| Total expenses | 1 | 55 | 20 | 8 | 7 |
| Net investment income (loss) | (1) | 176 | (10) | 62 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (20) | (9) | (714) | (209) | (402) |
| Capital gains distributions | - | 9 | 407 | 9 | 131 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (20) | - | (307) | (200) | (271) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (28) | (764) | (1,479) | (169) | (185) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (48) | (764) | (1,786) | (369) | (456) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (49) | $ (588) | $ (1,796) | $ (307) | $ (454) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### December 31, 2008
*(Dollars in thousands)*

|  | Wanger Select | Wanger USA |
|---|---|---|
| **Net investment income (loss)** | | |
| Income: | | |
| Dividends | $ - | $ - |
| Total investment income | - | - |
| Expenses: | | |
| Mortality and expense risk and | | |
| other charges | 26 | 3 |
| Total expenses | 26 | 3 |
| Net investment income (loss) | (26) | (3) |
| | | |
| **Realized and unrealized gain (loss)** | | |
| **on investments** | | |
| Net realized gain (loss) on investments | (293) | (59) |
| Capital gains distributions | 104 | 37 |
| Total realized gain (loss) on investments | | |
| and capital gains distributions | (189) | (22) |
| Net unrealized appreciation | | |
| (depreciation) of investments | (1,660) | (142) |
| Net realized and unrealized gain (loss) | | |
| on investments | (1,849) | (164) |
| Net increase (decrease) in net assets | | |
| resulting from operations | $ (1,875) | $ (167) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares | Calvert Social Balanced Portfolio | Federated American Leaders Fund II - Primary Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 1,077 | $ 1,623 | $ 2,101 | $ 24,783 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9) | 3 | 21 | 25 |
| Total realized gain (loss) on investments and capital gains distributions | 73 | 83 | 248 | 2,447 |
| Net unrealized appreciation (depreciation) of investments | 58 | 29 | (231) | (4,673) |
| Net increase (decrease) in net assets from operations | 122 | 115 | 38 | (2,201) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (270) | (246) | (373) | (5,138) |
| Increase (decrease) in assets derived from principal transactions | (270) | (246) | (373) | (5,138) |
| Total increase (decrease) | (148) | (131) | (335) | (7,339) |
| **Net assets at December 31, 2007** | 929 | 1,492 | 1,766 | 17,444 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6) | 17 | 22 | 71 |
| Total realized gain (loss) on investments and capital gains distributions | (10) | 86 | 30 | 1,396 |
| Net unrealized appreciation (depreciation) of investments | (376) | (600) | (598) | (6,707) |
| Net increase (decrease) in net assets from operations | (392) | (497) | (546) | (5,240) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (14) | 89 | (48) | (3,434) |
| Increase (decrease) in assets derived from principal transactions | (14) | 89 | (48) | (3,434) |
| Total increase (decrease) | (406) | (408) | (594) | (8,674) |
| **Net assets at December 31, 2008** | $ 523 | $ 1,084 | $ 1,172 | $ 8,770 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | Federated Capital Income Fund II | Federated Equity Income Fund II | Federated Fund for U.S. Government Securities II | Federated High Income Bond Fund II - Primary Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 3,039 | $ 6,196 | $ 2,385 | $ 6,523 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 107 | 87 | 68 | 416 |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 253 | (15) | 118 |
| Net unrealized appreciation (depreciation) of investments | (39) | (270) | 48 | (400) |
| Net increase (decrease) in net assets from operations | 77 | 70 | 101 | 134 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (579) | (1,577) | (361) | (1,075) |
| Increase (decrease) in assets derived from principal transactions | (579) | (1,577) | (361) | (1,075) |
| Total increase (decrease) | (502) | (1,507) | (260) | (941) |
| **Net assets at December 31, 2007** | 2,537 | 4,689 | 2,125 | 5,582 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 97 | 88 | 73 | 412 |
| Total realized gain (loss) on investments and capital gains distributions | 163 | 61 | (9) | (59) |
| Net unrealized appreciation (depreciation) of investments | (698) | (1,429) | (10) | (1,681) |
| Net increase (decrease) in net assets from operations | (438) | (1,280) | 54 | (1,328) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (608) | (1,015) | (263) | (766) |
| Increase (decrease) in assets derived from principal transactions | (608) | (1,015) | (263) | (766) |
| Total increase (decrease) | (1,046) | (2,295) | (209) | (2,094) |
| **Net assets at December 31, 2008** | $ 1,491 | $ 2,394 | $ 1,916 | $ 3,488 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Federated International Equity Fund II | Federated Mid Cap Growth Strategies Fund II | Federated Prime Money Fund II | Fidelity® VIP Equity-Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 3,845 | $ 6,433 | $ 2,102 | $ 187,746 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (46) | (92) | 70 | 601 |
| Total realized gain (loss) on investments and capital gains distributions | 178 | 32 | - | 25,838 |
| Net unrealized appreciation (depreciation) of investments | 169 | 1,067 | - | (24,034) |
| Net increase (decrease) in net assets from operations | 301 | 1,007 | 70 | 2,405 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (597) | (1,326) | (257) | (45,976) |
| Increase (decrease) in assets derived from principal transactions | (597) | (1,326) | (257) | (45,976) |
| Total increase (decrease) | (296) | (319) | (187) | (43,571) |
| **Net assets at December 31, 2007** | 3,549 | 6,114 | 1,915 | 144,175 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (18) | (62) | 21 | 1,007 |
| Total realized gain (loss) on investments and capital gains distributions | 111 | 938 | - | 1,575 |
| Net unrealized appreciation (depreciation) of investments | (1,453) | (3,095) | - | (56,060) |
| Net increase (decrease) in net assets from operations | (1,360) | (2,219) | 21 | (53,478) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (805) | (1,355) | (189) | (29,548) |
| Increase (decrease) in assets derived from principal transactions | (805) | (1,355) | (189) | (29,548) |
| Total increase (decrease) | (2,165) | (3,574) | (168) | (83,026) |
| **Net assets at December 31, 2008** | $ 1,384 | $ 2,540 | $ 1,747 | $ 61,149 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 14,214 | $ 223 | $ 8,523 | $ 267,443 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (11) | 8 | 225 | (900) |
| Total realized gain (loss) on investments and capital gains distributions | 625 | 2 | 1,493 | 86,953 |
| Net unrealized appreciation (depreciation) of investments | 2,724 | (6) | (353) | (47,847) |
| Net increase (decrease) in net assets from operations | 3,338 | 4 | 1,365 | 38,206 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (597) | (124) | 288 | (63,726) |
| Increase (decrease) in assets derived from principal transactions | (597) | (124) | 288 | (63,726) |
| Total increase (decrease) | 2,741 | (120) | 1,653 | (25,520) |
| **Net assets at December 31, 2007** | 16,955 | 103 | 10,176 | 241,923 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (14) | 7 | 109 | (495) |
| Total realized gain (loss) on investments and capital gains distributions | 317 | (1) | 572 | 10,627 |
| Net unrealized appreciation (depreciation) of investments | (7,918) | (30) | (4,850) | (103,575) |
| Net increase (decrease) in net assets from operations | (7,615) | (24) | (4,169) | (93,443) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,389) | (10) | (1,423) | (38,933) |
| Increase (decrease) in assets derived from principal transactions | (1,389) | (10) | (1,423) | (38,933) |
| Total increase (decrease) | (9,004) | (34) | (5,592) | (132,376) |
| **Net assets at December 31, 2008** | $ 7,951 | $ 69 | $ 4,584 | $ 109,547 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | Franklin Small Cap Value Securities Fund - Class 2 | ING GET Fund - Series U |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 49,643 | $ 1,210 | $ 4,969 | $ 19,637 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 995 | 34 | (12) | 69 |
| Total realized gain (loss) on investments and capital gains distributions | 2,817 | (2) | 658 | 377 |
| Net unrealized appreciation (depreciation) of investments | (1,805) | - | (770) | (67) |
| Net increase (decrease) in net assets from operations | 2,007 | 32 | (124) | 379 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10,262) | (163) | (582) | (3,043) |
| Increase (decrease) in assets derived from principal transactions | (10,262) | (163) | (582) | (3,043) |
| Total increase (decrease) | (8,255) | (131) | (706) | (2,664) |
| **Net assets at December 31, 2007** | 41,388 | 1,079 | 4,263 | 16,973 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 210 | 27 | 14 | 347 |
| Total realized gain (loss) on investments and capital gains distributions | 1,050 | (4) | 300 | (994) |
| Net unrealized appreciation (depreciation) of investments | (15,330) | (69) | (1,705) | (117) |
| Net increase (decrease) in net assets from operations | (14,070) | (46) | (1,391) | (764) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,596) | (157) | (143) | (16,209) |
| Increase (decrease) in assets derived from principal transactions | (5,596) | (157) | (143) | (16,209) |
| Total increase (decrease) | (19,666) | (203) | (1,534) | (16,973) |
| **Net assets at December 31, 2008** | $ 21,722 | $ 876 | $ 2,729 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING GET Fund - Series V | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING American Funds Growth Portfolio | ING American Funds Growth- Income Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 30,716 | $ 577 | $ 31,969 | $ 30,744 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 81 | (2) | (320) | (93) |
| Total realized gain (loss) on investments and capital gains distributions | 119 | (41) | 3,198 | 2,572 |
| Net unrealized appreciation (depreciation) of investments | 611 | 55 | 170 | (1,549) |
| Net increase (decrease) in net assets from operations | 811 | 12 | 3,048 | 930 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,796) | (406) | (6,922) | (7,123) |
| Increase (decrease) in assets derived from principal transactions | (5,796) | (406) | (6,922) | (7,123) |
| Total increase (decrease) | (4,985) | (394) | (3,874) | (6,193) |
| **Net assets at December 31, 2007** | 25,731 | 183 | 28,095 | 24,551 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 235 | (1) | (104) | 23 |
| Total realized gain (loss) on investments and capital gains distributions | 352 | (3) | 1,440 | 533 |
| Net unrealized appreciation (depreciation) of investments | (849) | (70) | (12,672) | (8,829) |
| Net increase (decrease) in net assets from operations | (262) | (74) | (11,336) | (8,273) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (25,469) | (45) | (4,219) | (4,859) |
| Increase (decrease) in assets derived from principal transactions | (25,469) | (45) | (4,219) | (4,859) |
| Total increase (decrease) | (25,731) | (119) | (15,555) | (13,132) |
| **Net assets at December 31, 2008** | $ - | $ 64 | $ 12,540 | $ 11,419 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING American Funds International Portfolio | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 30,978 | $ - | $ 562 | $ 14,399 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (127) | (405) | (6) | (135) |
| Total realized gain (loss) on investments and capital gains distributions | 4,997 | 12 | 69 | 829 |
| Net unrealized appreciation (depreciation) of investments | (105) | (735) | (21) | 701 |
| Net increase (decrease) in net assets from operations | 4,765 | (1,128) | 42 | 1,395 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,290) | 44,795 | (48) | (3,881) |
| Increase (decrease) in assets derived from principal transactions | (6,290) | 44,795 | (48) | (3,881) |
| Total increase (decrease) | (1,525) | 43,667 | (6) | (2,486) |
| **Net assets at December 31, 2007** | 29,453 | 43,667 | 556 | 11,913 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 106 | (329) | (5) | (73) |
| Total realized gain (loss) on investments and capital gains distributions | 1,033 | 1,268 | (77) | 1,079 |
| Net unrealized appreciation (depreciation) of investments | (12,561) | (16,599) | (238) | (3,981) |
| Net increase (decrease) in net assets from operations | (11,422) | (15,660) | (320) | (2,975) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,597) | (6,581) | 430 | (1,973) |
| Increase (decrease) in assets derived from principal transactions | (4,597) | (6,581) | 430 | (1,973) |
| Total increase (decrease) | (16,019) | (22,241) | 110 | (4,948) |
| **Net assets at December 31, 2008** | $ 13,434 | $ 21,426 | $ 666 | $ 6,965 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class | ING FMR℠ Diversified Mid Cap Portfolio - Service Class | ING Franklin Income Portfolio - Service Class | ING Franklin Mutual Shares Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 28,943 | $ 1,644 | $ 4,316 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (305) | (10) | (20) | (22) |
| Total realized gain (loss) on investments and capital gains distributions | (17) | (29) | 186 | (20) |
| Net unrealized appreciation (depreciation) of investments | 3,921 | 202 | (173) | 69 |
| Net increase (decrease) in net assets from operations | 3,599 | 163 | (7) | 27 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,799) | (551) | 2,639 | 3,627 |
| Increase (decrease) in assets derived from principal transactions | (3,799) | (551) | 2,639 | 3,627 |
| Total increase (decrease) | (200) | (388) | 2,632 | 3,654 |
| **Net assets at December 31, 2007** | 28,743 | 1,256 | 6,948 | 3,654 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (28) | (2) | 89 | 47 |
| Total realized gain (loss) on investments and capital gains distributions | 265 | (35) | (205) | (162) |
| Net unrealized appreciation (depreciation) of investments | (10,098) | (546) | (1,616) | (1,162) |
| Net increase (decrease) in net assets from operations | (9,861) | (583) | (1,732) | (1,277) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,304) | 142 | (1,734) | (492) |
| Increase (decrease) in assets derived from principal transactions | (5,304) | 142 | (1,734) | (492) |
| Total increase (decrease) | (15,165) | (441) | (3,466) | (1,769) |
| **Net assets at December 31, 2008** | $ 13,578 | $ 815 | $ 3,482 | $ 1,885 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Global Real Estate Portfolio - Institutional Class | ING Global Real Estate Portfolio - Service Class | ING Global Resources Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ 2,017 | $ 1,610 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 44 | (91) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 158 | 1,479 | - |
| Net unrealized appreciation (depreciation) of investments | - | (593) | 1,202 | - |
| Net increase (decrease) in net assets from operations | - | (391) | 2,590 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 767 | 6,902 | - |
| Increase (decrease) in assets derived from principal transactions | - | 767 | 6,902 | - |
| Total increase (decrease) | - | 376 | 9,492 | - |
| **Net assets at December 31, 2007** | - | 2,393 | 11,102 | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (21) | 73 | - |
| Total realized gain (loss) on investments and capital gains distributions | (49) | (488) | 1,390 | (77) |
| Net unrealized appreciation (depreciation) of investments | (449) | (385) | (6,547) | (47) |
| Net increase (decrease) in net assets from operations | (501) | (894) | (5,084) | (124) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,588 | (597) | 180 | 263 |
| Increase (decrease) in assets derived from principal transactions | 1,588 | (597) | 180 | 263 |
| Total increase (decrease) | 1,087 | (1,491) | (4,904) | 139 |
| **Net assets at December 31, 2008** | $ 1,087 | $ 902 | $ 6,198 | $ 139 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ | 4,487 | $ | 6,325 | $ | 6,901 | $ | 358 |
| | | | | | | | | |
| **Increase (decrease) in net assets** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | (16) | | 11 | | (54) | | (2) |
| Total realized gain (loss) on investments | | | | | | | | |
| and capital gains distributions | | 1,416 | | 962 | | 788 | | 15 |
| Net unrealized appreciation (depreciation) | | | | | | | | |
| of investments | | 741 | | 1,571 | | (766) | | (19) |
| Net increase (decrease) in net assets from operations | | 2,141 | | 2,544 | | (32) | | (6) |
| Changes from principal transactions: | | | | | | | | |
| Total unit transactions | | 3,262 | | 1,443 | | (2,682) | | (207) |
| Increase (decrease) in assets derived from principal | | | | | | | | |
| transactions | | 3,262 | | 1,443 | | (2,682) | | (207) |
| Total increase (decrease) | | 5,403 | | 3,987 | | (2,714) | | (213) |
| **Net assets at December 31, 2007** | | 9,890 | | 10,312 | | 4,187 | | 145 |
| | | | | | | | | |
| **Increase (decrease) in net assets** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | 66 | | 119 | | (14) | | - |
| Total realized gain (loss) on investments | | | | | | | | |
| and capital gains distributions | | 351 | | 822 | | 100 | | (4) |
| Net unrealized appreciation (depreciation) | | | | | | | | |
| of investments | | (4,720) | | (5,878) | | (1,062) | | (40) |
| Net increase (decrease) in net assets from operations | | (4,303) | | (4,937) | | (976) | | (44) |
| Changes from principal transactions: | | | | | | | | |
| Total unit transactions | | (2,259) | | (1,191) | | (1,292) | | 1 |
| Increase (decrease) in assets derived from principal | | | | | | | | |
| transactions | | (2,259) | | (1,191) | | (1,292) | | 1 |
| Total increase (decrease) | | (6,562) | | (6,128) | | (2,268) | | (43) |
| **Net assets at December 31, 2008** | $ | 3,328 | $ | 4,184 | $ | 1,919 | $ | 102 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Value Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 41,313 | $ 3,543 | $ 13,881 | $ 31,996 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 74 | (7) | (143) | (350) |
| Total realized gain (loss) on investments and capital gains distributions | 4,592 | 361 | 2,106 | 1,703 |
| Net unrealized appreciation (depreciation) of investments | (4,873) | (404) | 185 | (2,837) |
| Net increase (decrease) in net assets from operations | (207) | (50) | 2,148 | (1,484) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (13,412) | (596) | (285) | (9,198) |
| Increase (decrease) in assets derived from principal transactions | (13,412) | (596) | (285) | (9,198) |
| Total increase (decrease) | (13,619) | (646) | 1,863 | (10,682) |
| **Net assets at December 31, 2007** | 27,694 | 2,897 | 15,744 | 21,314 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 412 | 35 | (112) | (128) |
| Total realized gain (loss) on investments and capital gains distributions | 810 | 168 | 959 | 1,302 |
| Net unrealized appreciation (depreciation) of investments | (9,990) | (1,247) | (7,252) | (11,479) |
| Net increase (decrease) in net assets from operations | (8,768) | (1,044) | (6,405) | (10,305) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8,350) | (427) | (2,183) | (3,994) |
| Increase (decrease) in assets derived from principal transactions | (8,350) | (427) | (2,183) | (3,994) |
| Total increase (decrease) | (17,118) | (1,471) | (8,588) | (14,299) |
| **Net assets at December 31, 2008** | $ 10,576 | $ 1,426 | $ 7,156 | $ 7,015 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
### *(Dollars in thousands)*

| | ING Legg Mason Value Portfolio - Service Class | ING LifeStyle Aggressive Growth Portfolio - Service Class | ING LifeStyle Growth Portfolio - Service Class | ING LifeStyle Moderate Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 571 | $ 1,239 | $ 8,785 | $ 13,815 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (13) | (38) | (15) |
| Total realized gain (loss) on investments and capital gains distributions | 24 | 215 | 610 | 794 |
| Net unrealized appreciation (depreciation) of investments | (55) | (151) | (361) | (340) |
| Net increase (decrease) in net assets from operations | (36) | 51 | 211 | 439 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (101) | 911 | (803) | 519 |
| Increase (decrease) in assets derived from principal transactions | (101) | 911 | (803) | 519 |
| Total increase (decrease) | (137) | 962 | (592) | 958 |
| **Net assets at December 31, 2007** | 434 | 2,201 | 8,193 | 14,773 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 7 | 23 | 63 |
| Total realized gain (loss) on investments and capital gains distributions | 11 | (23) | 254 | 172 |
| Net unrealized appreciation (depreciation) of investments | (237) | (766) | (3,134) | (4,070) |
| Net increase (decrease) in net assets from operations | (228) | (782) | (2,857) | (3,835) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (44) | (351) | (559) | (3,941) |
| Increase (decrease) in assets derived from principal transactions | (44) | (351) | (559) | (3,941) |
| Total increase (decrease) | (272) | (1,133) | (3,416) | (7,776) |
| **Net assets at December 31, 2008** | $ 162 | $ 1,068 | $ 4,777 | $ 6,997 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING LifeStyle Moderate Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 10,417 | $ 45 | $ 1,071 | $ 918 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | (25) | 2 | (14) |
| Total realized gain (loss) on investments and capital gains distributions | 593 | 25 | 39 | 68 |
| Net unrealized appreciation (depreciation) of investments | (217) | 129 | (15) | 74 |
| Net increase (decrease) in net assets from operations | 400 | 129 | 26 | 128 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,459 | 6,856 | (142) | 1,096 |
| Increase (decrease) in assets derived from principal transactions | 1,459 | 6,856 | (142) | 1,096 |
| Total increase (decrease) | 1,859 | 6,985 | (116) | 1,224 |
| **Net assets at December 31, 2007** | 12,276 | 7,030 | 955 | 2,142 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 51 | 132 | 8 | (8) |
| Total realized gain (loss) on investments and capital gains distributions | 26 | 575 | 37 | (75) |
| Net unrealized appreciation (depreciation) of investments | (3,025) | (3,148) | (351) | (847) |
| Net increase (decrease) in net assets from operations | (2,948) | (2,441) | (306) | (930) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,014) | (569) | (191) | 73 |
| Increase (decrease) in assets derived from principal transactions | (2,014) | (569) | (191) | 73 |
| Total increase (decrease) | (4,962) | (3,010) | (497) | (857) |
| **Net assets at December 31, 2008** | $ 7,314 | $ 4,020 | $ 458 | $ 1,285 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 13,618 | $ 123,605 | $ 1,658 | $ 1,201 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (24) | 1,883 | 34 | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 2,516 | 7,483 | 107 | 613 |
| Net unrealized appreciation (depreciation) of investments | (236) | (5,657) | (86) | 28 |
| Net increase (decrease) in net assets from operations | 2,256 | 3,709 | 55 | 638 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,141) | (34,415) | (90) | 2,257 |
| Increase (decrease) in assets derived from principal transactions | (2,141) | (34,415) | (90) | 2,257 |
| Total increase (decrease) | 115 | (30,706) | (35) | 2,895 |
| **Net assets at December 31, 2007** | 13,733 | 92,899 | 1,623 | 4,096 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (19) | 3,304 | 73 | 74 |
| Total realized gain (loss) on investments and capital gains distributions | 575 | 2,269 | 75 | 89 |
| Net unrealized appreciation (depreciation) of investments | (6,683) | (23,157) | (498) | (1,701) |
| Net increase (decrease) in net assets from operations | (6,127) | (17,584) | (350) | (1,538) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,468) | (26,475) | (120) | (397) |
| Increase (decrease) in assets derived from principal transactions | (2,468) | (26,475) | (120) | (397) |
| Total increase (decrease) | (8,595) | (44,059) | (470) | (1,935) |
| **Net assets at December 31, 2008** | $ 5,138 | $ 48,840 | $ 1,153 | $ 2,161 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Mid Cap Growth Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Institutional Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 109 | $ 3,092 | $ 168 | $ 3,918 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (7) | 1 | 180 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 250 | 16 | 9 |
| Net unrealized appreciation (depreciation) of investments | (7) | (135) | (6) | (126) |
| Net increase (decrease) in net assets from operations | (5) | 108 | 11 | 63 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 70 | (198) | (102) | (1,131) |
| Increase (decrease) in assets derived from principal transactions | 70 | (198) | (102) | (1,131) |
| Total increase (decrease) | 65 | (90) | (91) | (1,068) |
| **Net assets at December 31, 2007** | 174 | 3,002 | 77 | 2,850 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 37 | 3 | 165 |
| Total realized gain (loss) on investments and capital gains distributions | (18) | (85) | (1) | (156) |
| Net unrealized appreciation (depreciation) of investments | 3 | (939) | (62) | (580) |
| Net increase (decrease) in net assets from operations | (16) | (987) | (60) | (571) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (158) | (567) | 95 | (531) |
| Increase (decrease) in assets derived from principal transactions | (158) | (567) | 95 | (531) |
| Total increase (decrease) | (174) | (1,554) | 35 | (1,102) |
| **Net assets at December 31, 2008** | $ - | $ 1,448 | $ 112 | $ 1,748 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING Pioneer Equity Income Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $        - | $    26,316 | $        36 | $        344 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 59 | (32) | (14) | (7) |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 2,165 | 2 | 104 |
| Net unrealized appreciation (depreciation) of investments | (218) | (945) | (85) | (122) |
| Net increase (decrease) in net assets from operations | (149) | 1,188 | (97) | (25) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6,439 | (5,692) | 3,819 | 928 |
| Increase (decrease) in assets derived from principal transactions | 6,439 | (5,692) | 3,819 | 928 |
| Total increase (decrease) | 6,290 | (4,504) | 3,722 | 903 |
| **Net assets at December 31, 2007** | 6,290 | 21,812 | 3,758 | 1,247 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 97 | 316 | 39 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | (196) | 1,196 | 47 | (117) |
| Net unrealized appreciation (depreciation) of investments | (1,671) | (7,916) | (1,278) | (284) |
| Net increase (decrease) in net assets from operations | (1,770) | (6,404) | (1,192) | (398) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (755) | (5,268) | (138) | (149) |
| Increase (decrease) in assets derived from principal transactions | (755) | (5,268) | (138) | (149) |
| Total increase (decrease) | (2,525) | (11,672) | (1,330) | (547) |
| **Net assets at December 31, 2008** | $    3,765 | $    10,140 | $    2,428 | $    700 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service Class | ING UBS U.S. Allocation Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 5,804 | $ 6,350 | $ 692 | $ 7,159 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 66 | 24 | (4) | 45 |
| Total realized gain (loss) on investments and capital gains distributions | 768 | 489 | 78 | 671 |
| Net unrealized appreciation (depreciation) of investments | (661) | (374) | (75) | (648) |
| Net increase (decrease) in net assets from operations | 173 | 139 | (1) | 68 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,033 | 873 | 577 | (1,235) |
| Increase (decrease) in assets derived from principal transactions | 3,033 | 873 | 577 | (1,235) |
| Total increase (decrease) | 3,206 | 1,012 | 576 | (1,167) |
| **Net assets at December 31, 2007** | 9,010 | 7,362 | 1,268 | 5,992 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 319 | 188 | (3) | 129 |
| Total realized gain (loss) on investments and capital gains distributions | 590 | 32 | (119) | (337) |
| Net unrealized appreciation (depreciation) of investments | (3,970) | (2,867) | (297) | (128) |
| Net increase (decrease) in net assets from operations | (3,061) | (2,647) | (419) | (336) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,014 | (326) | (411) | (5,656) |
| Increase (decrease) in assets derived from principal transactions | 2,014 | (326) | (411) | (5,656) |
| Total increase (decrease) | (1,047) | (2,973) | (830) | (5,992) |
| **Net assets at December 31, 2008** | $ 7,963 | $ 4,389 | $ 438 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING Van Kampen Capital Growth Portfolio - Institutional Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Large Cap Growth Portfolio - Institutional Class | ING Van Kampen Real Estate Portfolio - Service Class |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2007** | $ - | $ 1,476 | $ 78,216 | $ 1,079 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 7 | (765) | 10 |
| Total realized gain (loss) on investments and capital gains distributions | - | 105 | 976 | (87) |
| Net unrealized appreciation (depreciation) of investments | - | (83) | 1,707 | (586) |
| Net increase (decrease) in net assets from operations | - | 29 | 1,918 | (663) |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (310) | (19,845) | 1,088 |
| Increase (decrease) in assets derived from principal transactions | - | (310) | (19,845) | 1,088 |
| Total increase (decrease) | - | (281) | (17,927) | 425 |
| **Net assets at December 31, 2007** | - | 1,195 | 60,289 | 1,504 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (299) | 30 | 70 | 6 |
| Total realized gain (loss) on investments and capital gains distributions | (854) | 41 | (1,233) | (590) |
| Net unrealized appreciation (depreciation) of investments | (21,468) | (458) | (2,223) | (283) |
| Net increase (decrease) in net assets from operations | (22,621) | (387) | (3,386) | (867) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 46,179 | 27 | (56,903) | 427 |
| Increase (decrease) in assets derived from principal transactions | 46,179 | 27 | (56,903) | 427 |
| Total increase (decrease) | 23,558 | (360) | (60,289) | (440) |
| **Net assets at December 31, 2008** | $ 23,558 | $ 835 | $ - | $ 1,064 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP Index Plus International Equity Portfolio - Institutional Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Disciplined Value Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ 9,676 | $ 225 | $ 374 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (52) | (129) | - | (5) |
| Total realized gain (loss) on investments and capital gains distributions | (14) | 1,601 | 17 | 16 |
| Net unrealized appreciation (depreciation) of investments | (351) | (634) | (43) | (29) |
| Net increase (decrease) in net assets from operations | (417) | 838 | (26) | (18) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 25,259 | (9,169) | 176 | (38) |
| Increase (decrease) in assets derived from principal transactions | 25,259 | (9,169) | 176 | (38) |
| Total increase (decrease) | 24,842 | (8,331) | 150 | (56) |
| **Net assets at December 31, 2007** | 24,842 | 1,345 | 375 | 318 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 917 | 47 | 8 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 1,162 | 125 | (86) | (32) |
| Net unrealized appreciation (depreciation) of investments | (11,378) | (666) | 30 | (50) |
| Net increase (decrease) in net assets from operations | (9,299) | (494) | (48) | (83) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,708) | (251) | (327) | (112) |
| Increase (decrease) in assets derived from principal transactions | (5,708) | (251) | (327) | (112) |
| Total increase (decrease) | (15,007) | (745) | (375) | (195) |
| **Net assets at December 31, 2008** | $ 9,835 | $ 600 | $ - | $ 123 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 187 | $ 1,650 | $ 7 | $ 7,061 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (7) | (3) | (62) |
| Total realized gain (loss) on investments and capital gains distributions | 34 | 242 | 6 | 591 |
| Net unrealized appreciation (depreciation) of investments | (41) | (278) | - | (197) |
| Net increase (decrease) in net assets from operations | (6) | (43) | 3 | 332 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 87 | (208) | 678 | (2,160) |
| Increase (decrease) in assets derived from principal transactions | 87 | (208) | 678 | (2,160) |
| Total increase (decrease) | 81 | (251) | 681 | (1,828) |
| **Net assets at December 31, 2007** | 268 | 1,399 | 688 | 5,233 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25 | (1) | (5) | (39) |
| Total realized gain (loss) on investments and capital gains distributions | (136) | 87 | (246) | 2 |
| Net unrealized appreciation (depreciation) of investments | 4 | (403) | (140) | (2,082) |
| Net increase (decrease) in net assets from operations | (107) | (317) | (391) | (2,119) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9 | 118 | (31) | (349) |
| Increase (decrease) in assets derived from principal transactions | 9 | 118 | (31) | (349) |
| Total increase (decrease) | (98) | (199) | (422) | (2,468) |
| **Net assets at December 31, 2008** | $ 170 | $ 1,200 | $ 266 | $ 2,765 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING JPMorgan International Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 3,294 | $ 2,083 | $ 45,361 | $ 2,766 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (26) | (25) | 364 | (12) |
| Total realized gain (loss) on investments and capital gains distributions | 235 | 107 | 6,935 | 242 |
| Net unrealized appreciation (depreciation) of investments | (126) | (20) | (3,596) | (198) |
| Net increase (decrease) in net assets from operations | 83 | 62 | 3,703 | 32 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,701) | 1,241 | (11,159) | 184 |
| Increase (decrease) in assets derived from principal transactions | (1,701) | 1,241 | (11,159) | 184 |
| Total increase (decrease) | (1,618) | 1,303 | (7,456) | 216 |
| **Net assets at December 31, 2007** | 1,676 | 3,386 | 37,905 | 2,982 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (13) | (11) | 910 | 23 |
| Total realized gain (loss) on investments and capital gains distributions | (29) | (51) | 5,097 | 165 |
| Net unrealized appreciation (depreciation) of investments | (484) | (1,332) | (7,404) | (1,009) |
| Net increase (decrease) in net assets from operations | (526) | (1,394) | (1,397) | (821) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (389) | 126 | (36,508) | (631) |
| Increase (decrease) in assets derived from principal transactions | (389) | 126 | (36,508) | (631) |
| Total increase (decrease) | (915) | (1,268) | (37,905) | (1,452) |
| **Net assets at December 31, 2008** | $ 761 | $ 2,118 | $ - | $ 1,530 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 42,509 | $ 11,549 | $ 49,253 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (487) | 402 | (481) | - |
| Total realized gain (loss) on investments and capital gains distributions | 3,242 | 106 | 3,194 | (18) |
| Net unrealized appreciation (depreciation) of investments | (3,600) | 134 | 710 | 1 |
| Net increase (decrease) in net assets from operations | (845) | 642 | 3,423 | (17) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9,332) | (1,027) | (12,643) | 64 |
| Increase (decrease) in assets derived from principal transactions | (9,332) | (1,027) | (12,643) | 64 |
| Total increase (decrease) | (10,177) | (385) | (9,220) | 47 |
| **Net assets at December 31, 2007** | 32,332 | 11,164 | 40,033 | 47 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (321) | 131 | (288) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 1,691 | 164 | (865) | (33) |
| Net unrealized appreciation (depreciation) of investments | (13,101) | (127) | (15,646) | (39) |
| Net increase (decrease) in net assets from operations | (11,731) | 168 | (16,799) | (73) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,303) | (11,332) | (9,189) | 252 |
| Increase (decrease) in assets derived from principal transactions | (4,303) | (11,332) | (9,189) | 252 |
| Total increase (decrease) | (16,034) | (11,164) | (25,988) | 179 |
| **Net assets at December 31, 2008** | $ 16,298 | $ - | $ 14,045 | $ 226 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Neuberger Berman Regency Portfolio - Service Class | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 370 | $ 1,186 | $ 190,280 | $ 70,286 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | 3 | (297) | 2,249 |
| Total realized gain (loss) on investments and capital gains distributions | 43 | 159 | 20,900 | 1,564 |
| Net unrealized appreciation (depreciation) of investments | (40) | (197) | (10,554) | 1,033 |
| Net increase (decrease) in net assets from operations | - | (35) | 10,049 | 4,846 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (236) | (346) | (40,882) | (8,494) |
| Increase (decrease) in assets derived from principal transactions | (236) | (346) | (40,882) | (8,494) |
| Total increase (decrease) | (236) | (381) | (30,833) | (3,648) |
| **Net assets at December 31, 2007** | 134 | 805 | 159,447 | 66,638 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 30 | 1,267 | 2,283 |
| Total realized gain (loss) on investments and capital gains distributions | (15) | (313) | 11,929 | 1,017 |
| Net unrealized appreciation (depreciation) of investments | 11 | 23 | (71,805) | (13,035) |
| Net increase (decrease) in net assets from operations | (4) | (260) | (58,609) | (9,735) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (130) | (545) | (24,216) | (12,876) |
| Increase (decrease) in assets derived from principal transactions | (130) | (545) | (24,216) | (12,876) |
| Total increase (decrease) | (134) | (805) | (82,825) | (22,611) |
| **Net assets at December 31, 2008** | $ - | $ - | $ 76,622 | $ 44,027 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 1 | $ 6,721 | $ 21 | $ 959 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 182 | 38 | (5) |
| Total realized gain (loss) on investments and capital gains distributions | - | 48 | (36) | 5 |
| Net unrealized appreciation (depreciation) of investments | - | 370 | (8) | 39 |
| Net increase (decrease) in net assets from operations | 1 | 600 | (6) | 39 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 18 | 706 | 340 | 454 |
| Increase (decrease) in assets derived from principal transactions | 18 | 706 | 340 | 454 |
| Total increase (decrease) | 19 | 1,306 | 334 | 493 |
| **Net assets at December 31, 2007** | 20 | 8,027 | 355 | 1,452 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 339 | 433 | 26 |
| Total realized gain (loss) on investments and capital gains distributions | - | 218 | (453) | 113 |
| Net unrealized appreciation (depreciation) of investments | (4) | (649) | (4,889) | (908) |
| Net increase (decrease) in net assets from operations | (3) | (92) | (4,909) | (769) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | 2,005 | 17,222 | 1,740 |
| Increase (decrease) in assets derived from principal transactions | (1) | 2,005 | 17,222 | 1,740 |
| Total increase (decrease) | (4) | 1,913 | 12,313 | 971 |
| **Net assets at December 31, 2008** | $ 16 | $ 9,940 | $ 12,668 | $ 2,423 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 853 | $ 453 | $ 272 | $ 408 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9) | (6) | (6) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 23 | 6 | 39 | 45 |
| Net unrealized appreciation (depreciation) of investments | 7 | 17 | (24) | 2 |
| Net increase (decrease) in net assets from operations | 21 | 17 | 9 | 46 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,543 | 1,160 | 1,100 | 810 |
| Increase (decrease) in assets derived from principal transactions | 1,543 | 1,160 | 1,100 | 810 |
| Total increase (decrease) | 1,564 | 1,177 | 1,109 | 856 |
| **Net assets at December 31, 2007** | 2,417 | 1,630 | 1,381 | 1,264 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 6 | 2 | 10 |
| Total realized gain (loss) on investments and capital gains distributions | (30) | (33) | (220) | 11 |
| Net unrealized appreciation (depreciation) of investments | (680) | (626) | (308) | (241) |
| Net increase (decrease) in net assets from operations | (704) | (653) | (526) | (220) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (246) | 219 | (91) | 305 |
| Increase (decrease) in assets derived from principal transactions | (246) | 219 | (91) | 305 |
| Total increase (decrease) | (950) | (434) | (617) | 85 |
| **Net assets at December 31, 2008** | $ 1,467 | $ 1,196 | $ 764 | $ 1,349 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 78,292 | $ 60,240 | $ - | $ 715 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (769) | (467) | - | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 10,993 | 6,819 | - | 112 |
| Net unrealized appreciation (depreciation) of investments | (1,426) | (1,419) | - | 10 |
| Net increase (decrease) in net assets from operations | 8,798 | 4,933 | - | 119 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (18,383) | (11,350) | - | 704 |
| Increase (decrease) in assets derived from principal transactions | (18,383) | (11,350) | - | 704 |
| Total increase (decrease) | (9,585) | (6,417) | - | 823 |
| **Net assets at December 31, 2007** | 68,707 | 53,823 | - | 1,538 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (392) | 16 | 394 | (5) |
| Total realized gain (loss) on investments and capital gains distributions | 8,428 | 4,236 | (1,809) | (26) |
| Net unrealized appreciation (depreciation) of investments | (35,176) | (25,140) | (11,194) | (45) |
| Net increase (decrease) in net assets from operations | (27,140) | (20,888) | (12,609) | (76) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8,917) | (7,724) | 30,850 | (1,462) |
| Increase (decrease) in assets derived from principal transactions | (8,917) | (7,724) | 30,850 | (1,462) |
| Total increase (decrease) | (36,057) | (28,612) | 18,241 | (1,538) |
| **Net assets at December 31, 2008** | $ 32,650 | $ 25,211 | $ 18,241 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 28,919 | $ 36,982 | $ 29 | $ 3,248 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (230) | (203) | (1) | 10 |
| Total realized gain (loss) on investments and capital gains distributions | 3,052 | 2,433 | 8 | 181 |
| Net unrealized appreciation (depreciation) of investments | (1,017) | (2,008) | (4) | (249) |
| Net increase (decrease) in net assets from operations | 1,805 | 222 | 3 | (58) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,290) | (6,278) | 4 | (622) |
| Increase (decrease) in assets derived from principal transactions | (3,290) | (6,278) | 4 | (622) |
| Total increase (decrease) | (1,485) | (6,056) | 7 | (680) |
| **Net assets at December 31, 2007** | 27,434 | 30,926 | 36 | 2,568 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (134) | 254 | - | 57 |
| Total realized gain (loss) on investments and capital gains distributions | 1,095 | 661 | (7) | 61 |
| Net unrealized appreciation (depreciation) of investments | (11,027) | (12,137) | 4 | (955) |
| Net increase (decrease) in net assets from operations | (10,066) | (11,222) | (3) | (837) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,947) | (4,407) | (33) | (361) |
| Increase (decrease) in assets derived from principal transactions | (3,947) | (4,407) | (33) | (361) |
| Total increase (decrease) | (14,013) | (15,629) | (36) | (1,198) |
| **Net assets at December 31, 2008** | $ 13,421 | $ 15,297 | $ - | $ 1,370 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

|  | ING Van Kampen Equity and Income Portfolio - Initial Class | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 142,375 | $ 14,115 | $ 15,119 | $ 20,258 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 1,506 | 283 | 76 | 183 |
| Total realized gain (loss) on investments and capital gains distributions | 8,978 | 871 | 1,685 | 2,044 |
| Net unrealized appreciation (depreciation) of investments | (6,939) | (548) | (1,198) | (1,494) |
| Net increase (decrease) in net assets from operations | 3,545 | 606 | 563 | 733 |
| Changes from principal transactions: |  |  |  |  |
| Total unit transactions | (32,966) | (1,609) | (1,578) | (4,691) |
| Increase (decrease) in assets derived from principal transactions | (32,966) | (1,609) | (1,578) | (4,691) |
| Total increase (decrease) | (29,421) | (1,003) | (1,015) | (3,958) |
| **Net assets at December 31, 2007** | 112,954 | 13,112 | 14,104 | 16,300 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 3,379 | 333 | 136 | 245 |
| Total realized gain (loss) on investments and capital gains distributions | 4,903 | 641 | 1,355 | 1,195 |
| Net unrealized appreciation (depreciation) of investments | (32,701) | (3,955) | (6,271) | (6,295) |
| Net increase (decrease) in net assets from operations | (24,419) | (2,981) | (4,780) | (4,855) |
| Changes from principal transactions: |  |  |  |  |
| Total unit transactions | (21,242) | (1,853) | (886) | (1,837) |
| Increase (decrease) in assets derived from principal transactions | (21,242) | (1,853) | (886) | (1,837) |
| Total increase (decrease) | (45,661) | (4,834) | (5,666) | (6,692) |
| **Net assets at December 31, 2008** | $ 67,293 | $ 8,278 | $ 8,438 | $ 9,608 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class I | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 | ING GET U.S. Core Portfolio - Series 3 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 372,591 | $ 16,578 | $ 9,019 | $ 28,242 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 811 | 94 | 70 | 163 |
| Total realized gain (loss) on investments and capital gains distributions | 7,654 | 427 | 171 | 307 |
| Net unrealized appreciation (depreciation) of investments | 13,733 | (178) | (37) | 322 |
| Net increase (decrease) in net assets from operations | 22,198 | 343 | 204 | 792 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (55,600) | (2,880) | (3,095) | (5,720) |
| Increase (decrease) in assets derived from principal transactions | (55,600) | (2,880) | (3,095) | (5,720) |
| Total increase (decrease) | (33,402) | (2,537) | (2,891) | (4,928) |
| **Net assets at December 31, 2007** | 339,189 | 14,041 | 6,128 | 23,314 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 947 | 325 | 145 | 64 |
| Total realized gain (loss) on investments and capital gains distributions | 4,363 | (545) | (298) | 995 |
| Net unrealized appreciation (depreciation) of investments | (129,666) | (475) | (219) | (2,136) |
| Net increase (decrease) in net assets from operations | (124,356) | (695) | (372) | (1,077) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (28,154) | (13,346) | (5,756) | (5,430) |
| Increase (decrease) in assets derived from principal transactions | (28,154) | (13,346) | (5,756) | (5,430) |
| Total increase (decrease) | (152,510) | (14,041) | (6,128) | (6,507) |
| **Net assets at December 31, 2008** | $ 186,679 | $ - | $ - | $ 16,807 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 4 | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 5,115 | $ 3,282 | $ 42,523 | $ 29,018 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 46 | (2) | 243 | 175 |
| Total realized gain (loss) on investments and capital gains distributions | 193 | 219 | 3,066 | 1,796 |
| Net unrealized appreciation (depreciation) of investments | (151) | (184) | (2,640) | (1,475) |
| Net increase (decrease) in net assets from operations | 88 | 33 | 669 | 496 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,170) | (922) | (12,055) | (10,159) |
| Increase (decrease) in assets derived from principal transactions | (1,170) | (922) | (12,055) | (10,159) |
| Total increase (decrease) | (1,082) | (889) | (11,386) | (9,663) |
| **Net assets at December 31, 2007** | 4,033 | 2,393 | 31,137 | 19,355 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 33 | - | 57 | 47 |
| Total realized gain (loss) on investments and capital gains distributions | 331 | 268 | 3,566 | 2,401 |
| Net unrealized appreciation (depreciation) of investments | (623) | (479) | (5,913) | (3,677) |
| Net increase (decrease) in net assets from operations | (259) | (211) | (2,290) | (1,229) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,231) | (497) | (6,402) | (5,533) |
| Increase (decrease) in assets derived from principal transactions | (1,231) | (497) | (6,402) | (5,533) |
| Total increase (decrease) | (1,490) | (708) | (8,692) | (6,762) |
| **Net assets at December 31, 2008** | $ 2,543 | $ 1,685 | $ 22,445 | $ 12,593 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 28,056 | $ 20,035 | $ 18,001 | $ 18,897 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 90 | 132 | 62 | 265 |
| Total realized gain (loss) on investments and capital gains distributions | 2,156 | 1,342 | 1,125 | 836 |
| Net unrealized appreciation (depreciation) of investments | (1,767) | (903) | (768) | (946) |
| Net increase (decrease) in net assets from operations | 479 | 571 | 419 | 155 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (13,295) | (8,738) | (8,470) | (7,622) |
| Increase (decrease) in assets derived from principal transactions | (13,295) | (8,738) | (8,470) | (7,622) |
| Total increase (decrease) | (12,816) | (8,167) | (8,051) | (7,467) |
| **Net assets at December 31, 2007** | 15,240 | 11,868 | 9,950 | 11,430 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 36 | 48 | 79 | 70 |
| Total realized gain (loss) on investments and capital gains distributions | 2,047 | 1,679 | 1,178 | 1,405 |
| Net unrealized appreciation (depreciation) of investments | (3,239) | (2,484) | (1,796) | (1,698) |
| Net increase (decrease) in net assets from operations | (1,156) | (757) | (539) | (223) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,162) | (2,981) | (2,889) | (3,077) |
| Increase (decrease) in assets derived from principal transactions | (3,162) | (2,981) | (2,889) | (3,077) |
| Total increase (decrease) | (4,318) | (3,738) | (3,428) | (3,300) |
| **Net assets at December 31, 2008** | $ 10,922 | $ 8,130 | $ 6,522 | $ 8,130 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 12 | ING GET U.S. Core Portfolio - Series 13 | ING GET U.S. Core Portfolio - Series 14 | ING BlackRock Global Science and Technology Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 48,943 | $ 44,505 | $ 85 | $ 8,139 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (324) | (510) | (365) | (97) |
| Total realized gain (loss) on investments and capital gains distributions | 2,222 | 409 | 173 | 1,213 |
| Net unrealized appreciation (depreciation) of investments | (1,310) | 1,284 | 547 | 183 |
| Net increase (decrease) in net assets from operations | 588 | 1,183 | 355 | 1,299 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7,470) | (12,364) | 25,132 | (246) |
| Increase (decrease) in assets derived from principal transactions | (7,470) | (12,364) | 25,132 | (246) |
| Total increase (decrease) | (6,882) | (11,181) | 25,487 | 1,053 |
| **Net assets at December 31, 2007** | 42,061 | 33,324 | 25,572 | 9,192 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | 54 | (15) | (68) |
| Total realized gain (loss) on investments and capital gains distributions | 5,062 | 1,389 | 160 | 148 |
| Net unrealized appreciation (depreciation) of investments | (8,028) | (1,590) | (20) | (3,138) |
| Net increase (decrease) in net assets from operations | (2,970) | (147) | 125 | (3,058) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (18,690) | (13,741) | (4,606) | (2,391) |
| Increase (decrease) in assets derived from principal transactions | (18,690) | (13,741) | (4,606) | (2,391) |
| Total increase (decrease) | (21,660) | (13,888) | (4,481) | (5,449) |
| **Net assets at December 31, 2008** | $ 20,401 | $ 19,436 | $ 21,091 | $ 3,743 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING International Index Portfolio - Class I | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | ING Opportunistic Large Cap Growth Portfolio - Class I | ING Opportunistic Large Cap Value Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ - | $ 18,754 | $ 11,521 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (177) | 49 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 950 | 758 |
| Net unrealized appreciation (depreciation) of investments | - | - | 1,889 | (553) |
| Net increase (decrease) in net assets from operations | - | - | 2,662 | 254 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | (4,052) | (2,966) |
| Increase (decrease) in assets derived from principal transactions | - | - | (4,052) | (2,966) |
| Total increase (decrease) | - | - | (1,390) | (2,712) |
| **Net assets at December 31, 2007** | - | - | 17,364 | 8,809 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 1 | (45) | 59 |
| Total realized gain (loss) on investments and capital gains distributions | - | 1 | 663 | 1,286 |
| Net unrealized appreciation (depreciation) of investments | (104) | 4 | (7,666) | (4,318) |
| Net increase (decrease) in net assets from operations | (101) | 6 | (7,048) | (2,973) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 312 | 90 | (2,353) | (1,154) |
| Increase (decrease) in assets derived from principal transactions | 312 | 90 | (2,353) | (1,154) |
| Total increase (decrease) | 211 | 96 | (9,401) | (4,127) |
| **Net assets at December 31, 2008** | $ 211 | $ 96 | $ 7,963 | $ 4,682 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING Opportunistic Large Cap Value Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 1,192 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 64 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | (43) | - | - | - |
| Net increase (decrease) in net assets from operations | 24 | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (432) | - | - | - |
| Increase (decrease) in assets derived from principal transactions | (432) | - | - | - |
| Total increase (decrease) | (408) | - | - | - |
| **Net assets at December 31, 2007** | 784 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 7 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 44 | (6) | (5) | (6) |
| Net unrealized appreciation (depreciation) of investments | (266) | (12) | (13) | (10) |
| Net increase (decrease) in net assets from operations | (219) | (11) | (18) | (16) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (280) | 652 | 47 | 51 |
| Increase (decrease) in assets derived from principal transactions | (280) | 652 | 47 | 51 |
| Total increase (decrease) | (499) | 641 | 29 | 35 |
| **Net assets at December 31, 2008** | $ 285 | $ 641 | $ 29 | $ 35 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
### *(Dollars in thousands)*

| | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Small Company Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 152,360 | $ 16,714 | $ 8,727 | $ 68,006 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 30 | (9) | (32) | (655) |
| Total realized gain (loss) on investments and capital gains distributions | 10,501 | 2,543 | 1,314 | 14,104 |
| Net unrealized appreciation (depreciation) of investments | (4,595) | (1,745) | (1,734) | (9,930) |
| Net increase (decrease) in net assets from operations | 5,936 | 789 | (452) | 3,519 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,972) | (2,835) | (1,916) | (18,445) |
| Increase (decrease) in assets derived from principal transactions | (2,972) | (2,835) | (1,916) | (18,445) |
| Total increase (decrease) | 2,964 | (2,046) | (2,368) | (14,926) |
| **Net assets at December 31, 2007** | 155,324 | 14,668 | 6,359 | 53,080 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,188 | 67 | 6 | (50) |
| Total realized gain (loss) on investments and capital gains distributions | 18,649 | 1,344 | 113 | 3,837 |
| Net unrealized appreciation (depreciation) of investments | (74,251) | (6,555) | (2,004) | (18,242) |
| Net increase (decrease) in net assets from operations | (54,414) | (5,144) | (1,885) | (14,455) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (21,001) | (1,710) | (1,009) | (10,756) |
| Increase (decrease) in assets derived from principal transactions | (21,001) | (1,710) | (1,009) | (10,756) |
| Total increase (decrease) | (75,415) | (6,854) | (2,894) | (25,211) |
| **Net assets at December 31, 2008** | $ 79,909 | $ 7,814 | $ 3,465 | $ 27,869 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP Financial Services Portfolio - Class I | ING VP High Yield Bond Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 426 | $ 32,955 | $ 6,725 | $ 411 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 1,928 | 65 | (5) |
| Total realized gain (loss) on investments and capital gains distributions | 46 | 59 | 1,694 | 35 |
| Net unrealized appreciation (depreciation) of investments | (121) | (1,666) | (933) | 76 |
| Net increase (decrease) in net assets from operations | (70) | 321 | 826 | 106 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 297 | (9,020) | (1,048) | 343 |
| Increase (decrease) in assets derived from principal transactions | 297 | (9,020) | (1,048) | 343 |
| Total increase (decrease) | 227 | (8,699) | (222) | 449 |
| **Net assets at December 31, 2007** | 653 | 24,256 | 6,503 | 860 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 1,060 | 91 | (6) |
| Total realized gain (loss) on investments and capital gains distributions | (260) | (3,297) | 344 | (14) |
| Net unrealized appreciation (depreciation) of investments | 97 | 1,092 | (2,981) | (312) |
| Net increase (decrease) in net assets from operations | (155) | (1,145) | (2,546) | (332) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (498) | (23,111) | (350) | (30) |
| Increase (decrease) in assets derived from principal transactions | (498) | (23,111) | (350) | (30) |
| Total increase (decrease) | (653) | (24,256) | (2,896) | (362) |
| **Net assets at December 31, 2008** | $ - | $ - | $ 3,607 | $ 498 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING VP MidCap Opportunities Portfolio - Class S | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 7,822 | $ 5,083 | $ 241 | $ 5,223 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (98) | 40 | (3) | (65) |
| Total realized gain (loss) on investments and capital gains distributions | 784 | 637 | 32 | 594 |
| Net unrealized appreciation (depreciation) of investments | 879 | (1,045) | (10) | (101) |
| Net increase (decrease) in net assets from operations | 1,565 | (368) | 19 | 428 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,428) | (3,255) | 150 | (1,467) |
| Increase (decrease) in assets derived from principal transactions | (2,428) | (3,255) | 150 | (1,467) |
| Total increase (decrease) | (863) | (3,623) | 169 | (1,039) |
| **Net assets at December 31, 2007** | 6,959 | 1,460 | 410 | 4,184 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (58) | 18 | (3) | (39) |
| Total realized gain (loss) on investments and capital gains distributions | 782 | (361) | (20) | 607 |
| Net unrealized appreciation (depreciation) of investments | (2,722) | 389 | (128) | (1,789) |
| Net increase (decrease) in net assets from operations | (1,998) | 46 | (151) | (1,221) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,241) | (1,506) | 263 | (1,087) |
| Increase (decrease) in assets derived from principal transactions | (2,241) | (1,506) | 263 | (1,087) |
| Total increase (decrease) | (4,239) | (1,460) | 112 | (2,308) |
| **Net assets at December 31, 2008** | $ 2,720 | $ - | $ 522 | $ 1,876 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | ING VP Money Market Portfolio - Class I | Janus Aspen Series Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 165,989 | $ 115,703 | $ 224,967 | $ 21 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,319 | 2,608 | 6,088 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 11,934 | (375) | 2,744 | - |
| Net unrealized appreciation (depreciation) of investments | (7,477) | 2,890 | (779) | 2 |
| Net increase (decrease) in net assets from operations | 6,776 | 5,123 | 8,053 | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (27,316) | (15,629) | (28,176) | (1) |
| Increase (decrease) in assets derived from principal transactions | (27,316) | (15,629) | (28,176) | (1) |
| Total increase (decrease) | (20,540) | (10,506) | (20,123) | 2 |
| **Net assets at December 31, 2007** | 145,449 | 105,197 | 204,844 | 23 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,868 | 4,826 | 8,230 | - |
| Total realized gain (loss) on investments and capital gains distributions | 9,554 | (276) | 411 | 2 |
| Net unrealized appreciation (depreciation) of investments | (49,597) | (15,079) | (5,671) | (5) |
| Net increase (decrease) in net assets from operations | (37,175) | (10,529) | 2,970 | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (26,921) | 5,861 | (436) | (4) |
| Increase (decrease) in assets derived from principal transactions | (26,921) | 5,861 | (436) | (4) |
| Total increase (decrease) | (64,096) | (4,668) | 2,534 | (7) |
| **Net assets at December 31, 2008** | $ 81,353 | $ 100,529 | $ 207,378 | $ 16 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 12 | $ 8 | $ 7 | $ 7 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | (2) |
| Net unrealized appreciation (depreciation) of investments | - | 1 | 1 | (1) |
| Net increase (decrease) in net assets from operations | 1 | 1 | 1 | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | - | - | 4 |
| Increase (decrease) in assets derived from principal transactions | (1) | - | - | 4 |
| Total increase (decrease) | - | 1 | 1 | 1 |
| **Net assets at December 31, 2007** | 12 | 9 | 8 | 8 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 1 | - |
| Net unrealized appreciation (depreciation) of investments | - | (4) | (3) | (2) |
| Net increase (decrease) in net assets from operations | - | (4) | (2) | (2) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9) | - | (5) | (4) |
| Increase (decrease) in assets derived from principal transactions | (9) | - | (5) | (4) |
| Total increase (decrease) | (9) | (4) | (7) | (6) |
| **Net assets at December 31, 2008** | $ 3 | $ 5 | $ 1 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 4,642 | $ 83 | $ 381 | $ 723 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (24) | - | (1) | (4) |
| Total realized gain (loss) on investments and capital gains distributions | 688 | 4 | 8 | 26 |
| Net unrealized appreciation (depreciation) of investments | (655) | - | 4 | (34) |
| Net increase (decrease) in net assets from operations | 9 | 4 | 11 | (12) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (510) | (3) | 42 | (94) |
| Increase (decrease) in assets derived from principal transactions | (510) | (3) | 42 | (94) |
| Total increase (decrease) | (501) | 1 | 53 | (106) |
| **Net assets at December 31, 2007** | 4,141 | 84 | 434 | 617 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 1 | 2 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (235) | 5 | 19 | 10 |
| Net unrealized appreciation (depreciation) of investments | (1,270) | (37) | (191) | (245) |
| Net increase (decrease) in net assets from operations | (1,497) | (31) | (170) | (236) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (644) | (6) | (9) | 1 |
| Increase (decrease) in assets derived from principal transactions | (644) | (6) | (9) | 1 |
| Total increase (decrease) | (2,141) | (37) | (179) | (235) |
| **Net assets at December 31, 2008** | $ 2,000 | $ 47 | $ 255 | $ 382 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT B OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Oppenheimer Mid Cap Fund/VA | PIMCO Real Return Portfolio - Administrative Class | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 74 | $ 2,452 | $ - | $ 480 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 93 | (7) | 44 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | (55) | 112 | 18 |
| Net unrealized appreciation (depreciation) of investments | (3) | 196 | 182 | (22) |
| Net increase (decrease) in net assets from operations | (2) | 234 | 287 | 40 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 108 | 1,923 | 2,583 | 932 |
| Increase (decrease) in assets derived from principal transactions | 108 | 1,923 | 2,583 | 932 |
| Total increase (decrease) | 106 | 2,157 | 2,870 | 972 |
| **Net assets at December 31, 2007** | 180 | 4,609 | 2,870 | 1,452 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 176 | (10) | 62 |
| Total realized gain (loss) on investments and capital gains distributions | (20) | - | (307) | (200) |
| Net unrealized appreciation (depreciation) of investments | (28) | (764) | (1,479) | (169) |
| Net increase (decrease) in net assets from operations | (49) | (588) | (1,796) | (307) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (94) | 1,867 | (41) | (837) |
| Increase (decrease) in assets derived from principal transactions | (94) | 1,867 | (41) | (837) |
| Total increase (decrease) | (143) | 1,279 | (1,837) | (1,144) |
| **Net assets at December 31, 2008** | $ 37 | $ 5,888 | $ 1,033 | $ 308 |

*The accompanying notes are an integral part of these financial statements.*

108

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | Wanger International | Wanger Select | Wanger USA |
|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ 2,085 | $ 569 |
| | | | |
| **Increase (decrease) in net assets** | | | |
| Operations: | | | |
| Net investment income (loss) | (4) | (33) | (5) |
| Total realized gain (loss) on investments | | | |
| and capital gains distributions | (33) | 482 | 67 |
| Net unrealized appreciation (depreciation) | | | |
| of investments | 18 | (159) | (31) |
| Net increase (decrease) in net assets from operations | (19) | 290 | 31 |
| Changes from principal transactions: | | | |
| Total unit transactions | 1,191 | 1,930 | (164) |
| Increase (decrease) in assets derived from principal | | | |
| transactions | 1,191 | 1,930 | (164) |
| Total increase (decrease) | 1,172 | 2,220 | (133) |
| **Net assets at December 31, 2007** | 1,172 | 4,305 | 436 |
| | | | |
| **Increase (decrease) in net assets** | | | |
| Operations: | | | |
| Net investment income (loss) | 2 | (26) | (3) |
| Total realized gain (loss) on investments | | | |
| and capital gains distributions | (271) | (189) | (22) |
| Net unrealized appreciation (depreciation) | | | |
| of investments | (185) | (1,660) | (142) |
| Net increase (decrease) in net assets from operations | (454) | (1,875) | (167) |
| Changes from principal transactions: | | | |
| Total unit transactions | (312) | (698) | (38) |
| Increase (decrease) in assets derived from principal | | | |
| transactions | (312) | (698) | (38) |
| Total increase (decrease) | (766) | (2,573) | (205) |
| **Net assets at December 31, 2008** | $ 406 | $ 1,732 | $ 231 |

*The accompanying notes are an integral part of these financial statements.*

### 1. Organization

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2008, the Account had 150 investment divisions (the "Divisions"), 35 of which invest in independently managed mutual funds and 115 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL"), or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2008 and related Trusts are as follows:

AIM Variable Insurance Funds:
    AIM V.I. Capital Appreciation Fund - Series I Shares
    AIM V.I. Core Equity Fund - Series I Shares
Calvert Variable Series, Inc.:
    Calvert Social Balanced Portfolio
Federated Insurance Series:
    Federated American Leaders Fund II - Primary Shares
    Federated Capital Income Fund II
    Federated Equity Income Fund II
    Federated Fund for U.S. Government Securities II
    Federated High Income Bond Fund II - Primary Shares
    Federated International Equity Fund II
    Federated Mid Cap Growth Strategies Fund II
    Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Initial Class
    Fidelity® VIP Growth Portfolio - Initial Class
    Fidelity® VIP High Income Portfolio - Initial Class
    Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Initial Class
    Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
    Fidelity® VIP Investment Grade Bond Portfolio -
      Initial Class
Franklin Templeton Variable Insurance Products Trust:
    Franklin Small Cap Value Securities Fund - Class 2
ING Investors Trust:
    ING AllianceBernstein Mid Cap Growth Portfolio -
      Service Class
    ING American Funds Growth Portfolio
    ING American Funds Growth-Income Portfolio
    ING American Funds International Portfolio
    ING BlackRock Large Cap Growth Portfolio -
      Institutional Class*
    ING Evergreen Health Sciences Portfolio - Service
      Class
    ING Evergreen Omega Portfolio - Institutional Class

ING Investors Trust (continued):

ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class

ING FMR℠ Diversified Mid Cap Portfolio - Service Class

ING Franklin Income Portfolio - Service Class

ING Franklin Mutual Shares Portfolio - Service Class*

ING Global Real Estate Portfolio - Institutional Class**

ING Global Real Estate Portfolio - Service Class

ING Global Resources Portfolio - Service Class

ING Janus Contrarian Portfolio - Service Class**

ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class

ING JPMorgan Emerging Markets Equity Portfolio - Service Class

ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class

ING JPMorgan Small Cap Core Equity Portfolio - Service Class

ING JPMorgan Value Opportunities Portfolio - Institutional Class

ING JPMorgan Value Opportunities Portfolio - Service Class

ING Julius Baer Foreign Portfolio - Service Class

ING Legg Mason Value Portfolio - Institutional Class

ING Legg Mason Value Portfolio - Service Class

ING LifeStyle Aggressive Growth Portfolio - Service Class

ING LifeStyle Growth Portfolio - Service Class

ING LifeStyle Moderate Growth Portfolio - Service Class

ING LifeStyle Moderate Portfolio - Service Class

ING Lord Abbett Affiliated Portfolio - Institutional Class

ING Lord Abbett Affiliated Portfolio - Service Class

ING Marsico Growth Portfolio - Service Class

ING Marsico International Opportunities Portfolio - Service Class

ING MFS Total Return Portfolio - Institutional Class

ING MFS Total Return Portfolio - Service Class

ING MFS Utilities Portfolio - Service Class

ING Oppenheimer Main Street Portfolio® - Institutional Class

ING Oppenheimer Main Street Portfolio® - Service Class

ING PIMCO High Yield Portfolio - Service Class

ING Pioneer Equity Income Portfolio - Institutional Class*

ING Pioneer Fund Portfolio - Institutional Class

ING Pioneer Mid Cap Value Portfolio - Institutional Class

ING Pioneer Mid Cap Value Portfolio - Service Class

ING T. Rowe Price Capital Appreciation Portfolio - Service Class

ING Investors Trust (continued):

ING T. Rowe Price Equity Income Portfolio - Service Class

ING Templeton Global Growth Portfolio - Service Class

ING Van Kampen Capital Growth Portfolio - Institutional Class**

ING Van Kampen Growth and Income Portfolio - Service Class

ING Van Kampen Real Estate Portfolio - Service Class

ING VP Index Plus International Equity Portfolio - Institutional Class*

ING VP Index Plus International Equity Portfolio - Service Class

ING Wells Fargo Small Cap Disciplined Portfolio - Service Class

ING Partners, Inc.:

ING American Century Large Company Value Portfolio - Service Class

ING American Century Small-Mid Cap Value Portfolio - Service Class

ING Baron Asset Portfolio - Service Class

ING Baron Small Cap Growth Portfolio - Service Class

ING Columbia Small Cap Value II Portfolio - Service Class

ING Davis New York Venture Portfolio - Service Class

ING JPMorgan Mid Cap Value Portfolio - Service Class

ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class

ING Neuberger Berman Partners Portfolio - Initial Class

ING Neuberger Berman Partners Portfolio - Service Class

ING Oppenheimer Global Portfolio - Initial Class

ING Oppenheimer Strategic Income Portfolio - Initial Class

ING Oppenheimer Strategic Income Portfolio - Service Class

ING PIMCO Total Return Portfolio - Service Class

ING Pioneer High Yield Portfolio - Initial Class

ING Solution 2015 Portfolio - Service Class

ING Solution 2025 Portfolio - Service Class

ING Solution 2035 Portfolio - Service Class

ING Solution 2045 Portfolio - Service Class

ING Solution Income Portfolio - Service Class

ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

ING T. Rowe Price Growth Equity Portfolio - Initial Class

ING Templeton Foreign Equity Portfolio - Initial Class**

ING Thornburg Value Portfolio - Initial Class

ING Partners, Inc. (continued):
    ING UBS U.S. Large Cap Equity Portfolio - Initial
      Class
    ING Van Kampen Comstock Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio -
      Initial Class
ING Strategic Allocation Portfolios, Inc.:
    ING VP Strategic Allocation Conservative Portfolio -
      Class I
    ING VP Strategic Allocation Growth Portfolio -
      Class I
    ING VP Strategic Allocation Moderate Portfolio -
      Class I
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 3
    ING GET U.S. Core Portfolio - Series 4
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11
    ING GET U.S. Core Portfolio - Series 12
    ING GET U.S. Core Portfolio - Series 13
    ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
    ING BlackRock Global Science and Technology
      Portfolio - Class I
    ING International Index Portfolio - Class I**
    ING Lehman Brothers U.S. Aggregate Bond Index®
      Portfolio - Class I**
    ING Opportunistic Large Cap Growth Portfolio -
      Class I
    ING Opportunistic Large Cap Value Portfolio -
      Class I
    ING Opportunistic Large Cap Value Portfolio -
      Class S
    ING Russell™ Large Cap Index Portfolio - Class I**
    ING Russell™ Mid Cap Index Portfolio - Class I**
    ING Russell™ Small Cap Index Portfolio - Class I**
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus SmallCap Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
    ING VP Small Company Portfolio - Class I
ING Variable Products Trust:
    ING VP International Value Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class S
    ING VP SmallCap Opportunities Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio:
    ING VP Money Market Portfolio - Class I
Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional
      Shares
    Janus Aspen Series Flexible Bond Portfolio -
      Institutional Shares
    Janus Aspen Series Large Cap Growth Portfolio -
      Institutional Shares
    Janus Aspen Series Mid Cap Growth Portfolio -
      Institutional Shares
    Janus Aspen Series Worldwide Growth Portfolio -
      Institutional Shares
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Mid-Cap Value Portfolio -
      Class VC
Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA
    Oppenheimer Mid Cap Fund/VA
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
    Pioneer Emerging Markets VCT Portfolio - Class I*
    Pioneer High Yield VCT Portfolio - Class I
Wanger Advisors Trust:
    Wanger International*
    Wanger Select
    Wanger USA


\*    Division added in 2007
\*\*  Division added in 2008

The names of certain Divisions were changed during 2008.  The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
|---|---|
| ING Investors Trust: | ING Investors Trust: |
| ING Mid Cap Growth Portfolio - Service Class | ING FMR<sup>SM</sup> Mid Cap Growth Portfolio - Service Class |
| ING Van Kampen Large Cap Growth Portfolio - Institutional Class | ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class |
| ING Variable Portfolios, Inc.: | ING Variable Portfolios, Inc.: |
| ING BlackRock Global Science and Technology Portfolio - Class I | ING VP Global Science and Technology Portfolio - Class I |
| ING Opportunistic Large Cap Growth Portfolio - Class I | ING VP Growth Portfolio - Class I |
| ING Opportunistic Large Cap Value Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I |
| ING Opportunistic Large Cap Value Portfolio - Class S | ING VP Value Opportunity Portfolio - Class S |
| Wanger Advisors Trust: | Wanger Advisors Trust: |
| Wanger International | Wanger International Small Cap |
| Wanger USA | Wanger U.S. Smaller Companies |

During 2008, the following Divisions were closed to contractowners:

ING GET Fund:
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING Mid Cap Growth Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Large Cap Growth Portfolio - Institutional Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
ING Partners, Inc.:
  ING JPMorgan International Portfolio - Initial Class
  ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP High Yield Bond Portfolio - Class I
  ING VP Real Estate Portfolio - Class I

The following Divisions were available to contractowners during 2008 but did not have any activity as of December 31, 2008:

Fidelity® Variable Insurance Products V:
   Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
ING Investors Trust:
   ING FMR℠ Equity Income Portfolio - Institutional Class
   ING Global Resources Portfolio - Institutional Class
   ING PIMCO High Yield Portfolio - Institutional Class
   ING Stock Index Portfolio - Institutional Class
ING Partners, Inc.:
   ING Oppenheimer Global Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
   ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
   ING VP Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
   ING Opportunistic Large Cap Growth Portfolio - Class S
Premier VIT:
   Premier VIT OpCap Mid Cap Portfolio

Effective October 7, 2008, ING VP Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING VP Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder's proportionate interest and aggregate value of investment in ING VP Money Market Portfolio remained the same.

2. **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

*Contractowner Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

3.     **Recently Adopted Accounting Standards**

*Fair Value Measurements*

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

**4.     Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5. **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

*Other Contract Charges*

Under the Fixed/Variable Single Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

*Fees Waived by ILIAC*

Certain charges and fees for various types of Contracts are currently waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

**6.     Related Party Transactions**

During the year ended December 31, 2008, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING Variable Products Trust, ING VP Intermediate Bond Portfolio and ING VP Money Market Portfolio. The annual fee rate ranged from 0.08% to 0.95% of the average net assets of each respective Fund.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

## 7.    Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

| | **Year ended December 31** | | | |
| | **2008** | | **2007** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in Thousands)* | | | |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | $ 60 | $ 79 | $ 146 | $ 425 |
| AIM V.I. Core Equity Fund - Series I Shares | 817 | 711 | 107 | 350 |
| Calvert Variable Series, Inc.: | | | | |
| Calvert Social Balanced Portfolio | 201 | 205 | 367 | 620 |
| Federated Insurance Series: | | | | |
| Federated American Leaders Fund II - Primary Shares | 4,312 | 3,765 | 3,024 | 5,667 |
| Federated Capital Income Fund II | 327 | 839 | 274 | 746 |
| Federated Equity Income Fund II | 164 | 1,093 | 282 | 1,772 |
| Federated Fund for U.S. Government Securities II | 163 | 354 | 122 | 415 |
| Federated High Income Bond Fund II - Primary Shares | 489 | 843 | 528 | 1,187 |
| Federated International Equity Fund II | 46 | 870 | 37 | 680 |
| Federated Mid Cap Growth Strategies Fund II | 1,454 | 1,575 | 48 | 1,466 |
| Federated Prime Money Fund II | 992 | 1,160 | 973 | 1,160 |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 3,746 | 32,171 | 17,760 | 50,981 |
| Fidelity® VIP Growth Portfolio - Initial Class | 1,524 | 2,927 | 2,300 | 2,895 |
| Fidelity® VIP High Income Portfolio - Initial Class | 8 | 10 | 9 | 124 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 2,551 | 2,932 | 4,159 | 3,069 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 12,211 | 46,184 | 68,581 | 74,568 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 2,236 | 7,260 | 2,296 | 11,567 |
| Fidelity® Variable Insurance Products V: | | | | |
| Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | 41 | 171 | 51 | 180 |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 993 | 807 | 1,378 | 1,620 |
| ING GET Fund: | | | | |
| ING GET Fund - Series U | 1,599 | 16,298 | 870 | 3,494 |
| ING GET Fund - Series V | 456 | 25,689 | 659 | 6,376 |
| ING Investors Trust: | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 33 | 53 | 195 | 594 |
| ING American Funds Growth Portfolio | 4,934 | 7,729 | 4,268 | 11,279 |
| ING American Funds Growth-Income Portfolio | 2,767 | 6,910 | 3,717 | 10,386 |
| ING American Funds International Portfolio | 6,993 | 10,253 | 8,405 | 14,337 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 4,359 | 7,583 | 53,097 | 8,707 |
| ING Evergreen Health Sciences Portfolio - Service Class | 754 | 296 | 659 | 673 |
| ING Evergreen Omega Portfolio - Institutional Class | 2,164 | 3,126 | 893 | 4,798 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Institutional Class | 2,739 | 6,525 | 3,844 | 7,834 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 693 | 459 | 299 | 856 |

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in Thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING Franklin Income Portfolio - Service Class | $ 1,455 | $ 3,061 | $ 4,177 | $ 1,549 |
| ING Franklin Mutual Shares Portfolio - Service Class | 468 | 908 | 4,167 | 561 |
| ING Global Real Estate Portfolio - Institutional Class | 1,771 | 186 | - | - |
| ING Global Real Estate Portfolio - Service Class | 374 | 991 | 2,531 | 1,717 |
| ING Global Resources Portfolio - Service Class | 6,615 | 4,479 | 12,395 | 4,628 |
| ING Janus Contrarian Portfolio - Service Class | 416 | 126 | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 3,140 | 4,970 | 7,646 | 4,384 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 2,576 | 3,197 | 4,890 | 3,418 |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 434 | 1,477 | 693 | 3,138 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 90 | 79 | 220 | 406 |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 2,789 | 8,707 | 3,591 | 14,971 |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 414 | 567 | 556 | 967 |
| ING Julius Baer Foreign Portfolio - Service Class | 3,580 | 4,659 | 6,734 | 6,137 |
| ING Legg Mason Value Portfolio - Institutional Class | 3,518 | 4,489 | 608 | 9,824 |
| ING Legg Mason Value Portfolio - Service Class | 96 | 65 | 141 | 240 |
| ING LifeStyle Aggressive Growth Portfolio - Service Class | 451 | 634 | 2,015 | 1,017 |
| ING LifeStyle Growth Portfolio - Service Class | 2,268 | 2,446 | 2,500 | 3,113 |
| ING LifeStyle Moderate Growth Portfolio - Service Class | 1,844 | 5,230 | 5,210 | 4,369 |
| ING LifeStyle Moderate Portfolio - Service Class | 3,075 | 4,713 | 5,145 | 3,432 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 1,243 | 904 | 7,533 | 698 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 215 | 294 | 180 | 297 |
| ING Marsico Growth Portfolio - Service Class | 716 | 651 | 1,657 | 576 |
| ING Marsico International Opportunities Portfolio - Service Class | 2,940 | 4,421 | 5,356 | 6,694 |
| ING MFS Total Return Portfolio - Institutional Class | 11,093 | 27,605 | 9,659 | 36,522 |
| ING MFS Total Return Portfolio - Service Class | 403 | 307 | 536 | 500 |
| ING MFS Utilities Portfolio - Service Class | 1,824 | 1,748 | 4,761 | 2,404 |
| ING Mid Cap Growth Portfolio - Service Class | 5 | 164 | 110 | 42 |
| ING Oppenheimer Main Street Portfolio® - Institutional Class | 461 | 991 | 1,553 | 1,760 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 101 | 4 | 38 | 138 |
| ING PIMCO High Yield Portfolio - Service Class | 792 | 1,158 | 1,630 | 2,567 |
| ING Pioneer Equity Income Portfolio - Institutional Class | 553 | 1,211 | 7,669 | 1,171 |
| ING Pioneer Fund Portfolio - Institutional Class | 3,717 | 8,060 | 2,592 | 7,749 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 882 | 799 | 4,862 | 1,046 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 529 | 618 | 1,628 | 639 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 4,214 | 1,017 | 5,323 | 1,467 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 2,369 | 2,018 | 2,735 | 1,586 |
| ING Templeton Global Growth Portfolio - Service Class | 102 | 481 | 1,136 | 534 |
| ING UBS U.S. Allocation Portfolio - Service Class | 769 | 5,680 | 886 | 1,573 |
| ING Van Kampen Capital Growth Portfolio - Institutional Class | 53,984 | 6,968 | - | - |

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| --- | --- | --- | --- | --- |
| | *(Dollars in Thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING Van Kampen Growth and Income Portfolio - Service Class | $ 335 | $ 195 | $ 221 | $ 441 |
| ING Van Kampen Large Cap Growth Portfolio - Institutional Class | 2,362 | 57,378 | 817 | 21,433 |
| ING Van Kampen Real Estate Portfolio - Service Class | 1,596 | 871 | 4,021 | 2,610 |
| ING VP Index Plus International Equity Portfolio - Institutional Class | 7,205 | 6,970 | 26,868 | 1,661 |
| ING VP Index Plus International Equity Portfolio - Service Class | 455 | 399 | 3,580 | 12,846 |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | 222 | 542 | 420 | 244 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 101 | 189 | 218 | 260 |
| ING Partners, Inc.: | | | | |
| ING American Century Large Company Value Portfolio - Service Class | 356 | 245 | 227 | 120 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 613 | 358 | 484 | 526 |
| ING Baron Asset Portfolio - Service Class | 313 | 339 | 856 | 181 |
| ING Baron Small Cap Growth Portfolio - Service Class | 731 | 983 | 1,188 | 3,410 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 547 | 941 | 392 | 2,119 |
| ING Davis New York Venture Portfolio - Service Class | 931 | 784 | 1,890 | 664 |
| ING JPMorgan International Portfolio - Initial Class | 19,223 | 37,374 | 7,582 | 18,381 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 391 | 803 | 1,199 | 890 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 724 | 5,348 | 732 | 10,554 |
| ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | 3,488 | 14,311 | 3,306 | 3,932 |
| ING Neuberger Berman Partners Portfolio - Initial Class | 2,648 | 12,125 | 2,436 | 13,533 |
| ING Neuberger Berman Partners Portfolio - Service Class | 356 | 105 | 337 | 261 |
| ING Neuberger Berman Regency Portfolio - Service Class | 11 | 141 | 331 | 569 |
| ING OpCap Balanced Value Portfolio - Service Class | 229 | 580 | 132 | 377 |
| ING Oppenheimer Global Portfolio - Initial Class | 14,308 | 28,000 | 11,625 | 45,738 |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 10,303 | 20,694 | 11,270 | 17,520 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 1 | 2 | 20 | 1 |
| ING PIMCO Total Return Portfolio - Service Class | 4,029 | 1,551 | 2,004 | 1,115 |
| ING Pioneer High Yield Portfolio - Initial Class | 19,577 | 1,914 | 1,663 | 1,285 |
| ING Solution 2015 Portfolio - Service Class | 2,713 | 888 | 472 | 23 |
| ING Solution 2025 Portfolio - Service Class | 1,453 | 1,646 | 1,661 | 121 |
| ING Solution 2035 Portfolio - Service Class | 1,353 | 1,080 | 1,176 | 18 |
| ING Solution 2045 Portfolio - Service Class | 1,265 | 1,322 | 1,468 | 371 |
| ING Solution Income Portfolio - Service Class | 652 | 317 | 1,331 | 521 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 9,749 | 10,843 | 7,334 | 20,123 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 5,385 | 10,058 | 5,180 | 14,349 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 36,859 | 5,614 | - | - |
| ING Templeton Foreign Equity Portfolio - Service Class | 128 | 1,594 | 2,001 | 1,288 |
| ING Thornburg Value Portfolio - Initial Class | 880 | 4,961 | 3,966 | 7,489 |

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in Thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | $ 2,055 | $ 6,208 | $ 2,553 | $ 9,036 |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | 3 | 36 | 110 | 106 |
| ING Van Kampen Comstock Portfolio - Service Class | 302 | 492 | 314 | 846 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 14,973 | 27,897 | 8,086 | 36,034 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 2,563 | 3,141 | 2,880 | 3,859 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 4,894 | 4,113 | 2,403 | 3,036 |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 3,608 | 3,566 | 2,736 | 6,559 |
| ING Variable Funds: | | | | |
| ING VP Growth and Income Portfolio - Class I | 31,980 | 59,186 | 13,086 | 67,897 |
| ING Variable Insurance Trust: | | | | |
| ING GET U.S. Core Portfolio - Series 1 | 1,753 | 13,567 | 675 | 3,184 |
| ING GET U.S. Core Portfolio - Series 2 | 652 | 5,874 | 279 | 3,245 |
| ING GET U.S. Core Portfolio - Series 3 | 1,435 | 5,799 | 728 | 6,279 |
| ING GET U.S. Core Portfolio - Series 4 | 516 | 1,291 | 314 | 1,335 |
| ING GET U.S. Core Portfolio - Series 5 | 429 | 531 | 174 | 973 |
| ING GET U.S. Core Portfolio - Series 6 | 4,778 | 6,855 | 2,999 | 12,888 |
| ING GET U.S. Core Portfolio - Series 7 | 3,411 | 5,807 | 1,502 | 10,711 |
| ING GET U.S. Core Portfolio - Series 8 | 2,671 | 3,410 | 1,322 | 13,703 |
| ING GET U.S. Core Portfolio - Series 9 | 2,157 | 3,141 | 876 | 9,068 |
| ING GET U.S. Core Portfolio - Series 10 | 1,743 | 3,029 | 736 | 8,796 |
| ING GET U.S. Core Portfolio - Series 11 | 1,957 | 3,231 | 960 | 7,997 |
| ING GET U.S. Core Portfolio - Series 12 | 7,542 | 19,227 | 1,772 | 8,439 |
| ING GET U.S. Core Portfolio - Series 13 | 2,428 | 14,348 | 558 | 13,436 |
| ING GET U.S. Core Portfolio - Series 14 | 571 | 5,065 | 38,523 | 13,755 |
| ING Variable Portfolios, Inc.: | | | | |
| ING BlackRock Global Science and Technology Portfolio - Class I | 874 | 3,333 | 3,955 | 4,299 |
| ING International Index Portfolio - Class I | 316 | 1 | - | - |
| ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | 343 | 252 | - | - |
| ING Opportunistic Large Cap Growth Portfolio - Class I | 912 | 3,309 | 1,096 | 5,326 |
| ING Opportunistic Large Cap Value Portfolio - Class I | 2,212 | 2,200 | 493 | 3,410 |
| ING Opportunistic Large Cap Value Portfolio - Class S | 99 | 288 | 22 | 451 |
| ING Russell™ Large Cap Index Portfolio - Class I | 677 | 18 | - | - |
| ING Russell™ Mid Cap Index Portfolio - Class I | 91 | 44 | - | - |
| ING Russell™ Small Cap Index Portfolio - Class I | 121 | 70 | - | - |
| ING VP Index Plus LargeCap Portfolio - Class I | 33,046 | 43,389 | 37,818 | 40,770 |
| ING VP Index Plus MidCap Portfolio - Class I | 2,235 | 2,366 | 2,645 | 4,284 |
| ING VP Index Plus SmallCap Portfolio - Class I | 690 | 1,380 | 1,620 | 2,786 |
| ING VP Small Company Portfolio - Class I | 8,680 | 13,830 | 11,834 | 20,912 |

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in Thousands)* | | | |
|---|---|---|---|---|
| ING Variable Products Trust: | | | | |
| ING VP Financial Services Portfolio - Class I | $ 864 | $ 1,305 | $ 699 | $ 368 |
| ING VP High Yield Bond Portfolio - Class I | 3,153 | 24,689 | 5,169 | 12,170 |
| ING VP International Value Portfolio - Class I | 1,999 | 1,542 | 3,773 | 3,584 |
| ING VP MidCap Opportunities Portfolio - Class I | 461 | 496 | 434 | 97 |
| ING VP MidCap Opportunities Portfolio - Class S | 425 | 2,724 | 51 | 2,578 |
| ING VP Real Estate Portfolio - Class I | 876 | 2,102 | 1,903 | 5,039 |
| ING VP SmallCap Opportunities Portfolio - Class I | 515 | 192 | 412 | 266 |
| ING VP SmallCap Opportunities Portfolio - Class S | 622 | 1,233 | 221 | 1,752 |
| ING VP Balanced Portfolio, Inc.: | | | | |
| ING VP Balanced Portfolio - Class I | 16,851 | 29,930 | 14,580 | 33,384 |
| ING VP Intermediate Bond Portfolio: | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 41,809 | 28,452 | 12,805 | 25,833 |
| ING VP Money Market Portfolio: | | | | |
| ING VP Money Market Portfolio - Class I | 108,397 | 100,604 | 98,331 | 120,435 |
| Janus Aspen Series: | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 2 | 4 | 1 | - |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | - | 10 | 1 | - |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | - | - | - | - |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | - | 6 | - | - |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | - | 4 | 90 | 87 |
| Lord Abbett Series Fund, Inc.: | | | | |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 450 | 967 | 1,200 | 1,179 |
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Global Securities/VA | 6 | 6 | 5 | 3 |
| Oppenheimer Main Street Fund®/VA | 114 | 96 | 98 | 56 |
| Oppenheimer Main Street Small Cap Fund®/VA | 78 | 50 | 142 | 218 |
| Oppenheimer Mid Cap Fund/VA | 57 | 153 | 129 | 22 |
| PIMCO Variable Insurance Trust: | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 4,953 | 2,900 | 2,734 | 711 |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 2,437 | 2,080 | 5,108 | 2,495 |
| Pioneer High Yield VCT Portfolio - Class I | 186 | 952 | 1,630 | 652 |
| Wanger Advisors Trust: | | | | |
| Wanger International | 624 | 803 | 1,939 | 752 |
| Wanger Select | 792 | 1,412 | 4,583 | 2,623 |
| Wanger USA | 178 | 181 | 1,000 | 1,143 |

## 8. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | | | **2007** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| **AIM Variable Insurance Funds:** | | | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 9,363 | 10,112 | (749) | 13,382 | 35,301 | (21,919) |
| AIM V.I. Core Equity Fund - Series I Shares | 51,474 | 48,460 | 3,014 | 9,025 | 31,174 | (22,149) |
| **Calvert Variable Series, Inc.:** | | | | | | |
| Calvert Social Balanced Portfolio | 22,689 | 25,333 | (2,644) | 9,223 | 36,184 | (26,961) |
| **Federated Insurance Series:** | | | | | | |
| Federated American Leaders Fund II - Primary Shares | 2,916 | 152,103 | (149,187) | 8,097 | 180,408 | (172,311) |
| Federated Capital Income Fund II | 7,629 | 45,327 | (37,698) | 7,605 | 41,767 | (34,162) |
| Federated Equity Income Fund II | 1,455 | 71,692 | (70,237) | 6,791 | 97,377 | (90,586) |
| Federated Fund for U.S. Government Securities II | 3,660 | 18,972 | (15,312) | 1,401 | 23,218 | (21,817) |
| Federated High Income Bond Fund II - Primary Shares | 426 | 40,532 | (40,106) | 1,501 | 55,185 | (53,684) |
| Federated International Equity Fund II | 2,823 | 47,374 | (44,551) | 1,500 | 29,535 | (28,035) |
| Federated Mid Cap Growth Strategies Fund II | 5,490 | 58,051 | (52,561) | 1,916 | 48,337 | (46,421) |
| Federated Prime Money Fund II | 72,065 | 85,948 | (13,883) | 65,999 | 85,185 | (19,186) |
| **Fidelity® Variable Insurance Products:** | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 834,814 | 2,680,366 | (1,845,552) | 390,613 | 2,660,015 | (2,269,402) |
| Fidelity® VIP Growth Portfolio - Initial Class | 118,381 | 187,521 | (69,140) | 116,590 | 148,408 | (31,818) |
| Fidelity® VIP High Income Portfolio - Initial Class | 1 | 803 | (802) | 8 | 11,413 | (11,405) |
| Fidelity® VIP Overseas Portfolio - Initial Class | 98,365 | 174,185 | (75,820) | 152,490 | 141,870 | 10,620 |
| **Fidelity® Variable Insurance Products II:** | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 1,475,694 | 3,637,598 | (2,161,904) | 628,590 | 3,475,198 | (2,846,608) |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 76,883 | 319,320 | (242,437) | 34,205 | 422,444 | (388,239) |
| **Fidelity® Variable Insurance Products V:** | | | | | | |
| Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | 1,885 | 10,993 | (9,108) | 48 | 9,459 | (9,411) |
| **Franklin Templeton Variable Insurance Products Trust:** | | | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 69,244 | 75,338 | (6,094) | 54,141 | 84,792 | (30,651) |

| | 2008 | | | 2007 | | |
| | Year ended December 31 | | | | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| **ING GET Fund:** | | | | | | |
| ING GET Fund - Series U | 29,286 | 1,519,391 | (1,490,105) | 15,266 | 282,868 | (267,602) |
| ING GET Fund - Series V | 148,166 | 2,686,686 | (2,538,520) | 48,911 | 627,613 | (578,702) |
| **ING Investors Trust:** | | | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 3,733 | 8,238 | (4,505) | 13,867 | 46,294 | (32,427) |
| ING American Funds Growth Portfolio | 792,784 | 1,167,629 | (374,845) | 441,042 | 934,126 | (493,084) |
| ING American Funds Growth-Income Portfolio | 595,310 | 1,055,808 | (460,498) | 390,560 | 959,533 | (568,973) |
| ING American Funds International Portfolio | 865,640 | 1,196,281 | (330,641) | 663,450 | 1,071,035 | (407,585) |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 324,330 | 1,157,718 | (833,388) | 5,358,648 | 923,348 | 4,435,300 |
| ING Evergreen Health Sciences Portfolio - Service Class | 60,573 | 32,341 | 28,232 | 48,127 | 51,680 | (3,553) |
| ING Evergreen Omega Portfolio - Institutional Class | 181,498 | 355,300 | (173,802) | 109,891 | 421,109 | (311,218) |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class | 566,900 | 1,122,475 | (555,575) | 513,794 | 877,232 | (363,438) |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 61,421 | 55,027 | 6,394 | 21,855 | 62,711 | (40,856) |
| ING Franklin Income Portfolio - Service Class | 421,258 | 600,010 | (178,752) | 484,487 | 251,224 | 233,263 |
| ING Franklin Mutual Shares Portfolio - Service Class | 135,252 | 184,776 | (49,524) | 421,629 | 114,383 | 307,246 |
| ING Global Real Estate Portfolio - Institutional Class | 204,007 | 42,042 | 161,965 | - | - | - |
| ING Global Real Estate Portfolio - Service Class | 84,622 | 151,775 | (67,153) | 184,268 | 140,547 | 43,721 |
| ING Global Resources Portfolio - Service Class | 531,009 | 566,735 | (35,726) | 1,112,648 | 447,516 | 665,132 |
| ING Janus Contrarian Portfolio - Service Class | 48,649 | 22,726 | 25,923 | - | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 330,835 | 500,208 | (169,373) | 594,985 | 366,367 | 228,618 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 127,532 | 193,737 | (66,205) | 247,655 | 182,149 | 65,506 |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 72,598 | 184,100 | (111,502) | 47,460 | 244,275 | (196,815) |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 8,569 | 8,448 | 121 | 14,561 | 30,557 | (15,996) |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 524,861 | 1,340,108 | (815,247) | 172,056 | 1,195,005 | (1,022,949) |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 13,503 | 54,762 | (41,259) | 27,298 | 72,572 | (45,274) |
| ING Julius Baer Foreign Portfolio - Service Class | 418,585 | 639,381 | (220,796) | 457,016 | 518,049 | (61,033) |
| ING Legg Mason Value Portfolio - Institutional Class | 257,708 | 743,831 | (486,123) | 68,774 | 809,963 | (741,189) |

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING Legg Mason Value Portfolio - Service Class | 2,438 | 8,407 | (5,969) | 11,153 | 19,764 | (8,611) |
| ING LifeStyle Aggressive Growth Portfolio - Service Class | 65,929 | 93,526 | (27,597) | 160,867 | 86,122 | 74,745 |
| ING LifeStyle Growth Portfolio - Service Class | 375,594 | 422,777 | (47,183) | 291,812 | 359,133 | (67,321) |
| ING LifeStyle Moderate Growth Portfolio - Service Class | 457,702 | 830,283 | (372,581) | 545,786 | 503,793 | 41,993 |
| ING LifeStyle Moderate Portfolio - Service Class | 497,420 | 692,957 | (195,537) | 523,921 | 397,076 | 126,845 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 119,621 | 179,210 | (59,589) | 684,599 | 60,817 | 623,782 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 35,575 | 55,880 | (20,305) | 14,556 | 27,705 | (13,149) |
| ING Marsico Growth Portfolio - Service Class | 94,737 | 93,179 | 1,558 | 150,693 | 62,793 | 87,900 |
| ING Marsico International Opportunities Portfolio - Service Class | 291,477 | 486,658 | (195,181) | 364,438 | 494,394 | (129,956) |
| ING MFS Total Return Portfolio - Institutional Class | 1,274,229 | 3,751,296 | (2,477,067) | 333,789 | 3,222,904 | (2,889,115) |
| ING MFS Total Return Portfolio - Service Class | 29,724 | 38,146 | (8,422) | 28,934 | 35,103 | (6,169) |
| ING MFS Utilities Portfolio - Service Class | 107,394 | 138,813 | (31,419) | 284,917 | 147,333 | 137,584 |
| ING Mid Cap Growth Portfolio - Service Class | 2,109 | 19,955 | (17,846) | 12,208 | 5,531 | 6,677 |
| ING Oppenheimer Main Street Portfolio® - Institutional Class | 90,194 | 137,712 | (47,518) | 133,633 | 145,675 | (12,042) |
| ING Oppenheimer Main Street Portfolio® - Service Class | 8,660 | 454 | 8,206 | 2,754 | 10,137 | (7,383) |
| ING PIMCO High Yield Portfolio - Service Class | 72,295 | 121,514 | (49,219) | 122,579 | 220,885 | (98,306) |
| ING Pioneer Equity Income Portfolio - Institutional Class | 131,663 | 225,753 | (94,090) | 815,127 | 128,728 | 686,399 |
| ING Pioneer Fund Portfolio - Institutional Class | 319,611 | 793,165 | (473,554) | 251,562 | 666,124 | (414,562) |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 113,260 | 123,148 | (9,888) | 430,324 | 96,335 | 333,989 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 88,473 | 105,774 | (17,301) | 141,321 | 60,429 | 80,892 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 289,860 | 129,004 | 160,856 | 357,532 | 123,948 | 233,584 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 276,869 | 286,826 | (9,957) | 186,701 | 119,855 | 66,846 |
| ING Templeton Global Growth Portfolio - Service Class | 44,848 | 92,246 | (47,398) | 108,640 | 57,825 | 50,815 |
| ING UBS U.S. Allocation Portfolio - Service Class | 49,398 | 551,616 | (502,218) | 31,851 | 133,228 | (101,377) |
| ING Van Kampen Capital Growth Portfolio - Institutional Class | 5,562,263 | 1,170,047 | 4,392,216 | - | - | - |
| ING Van Kampen Growth and Income Portfolio - Service Class | 38,785 | 34,919 | 3,866 | 9,836 | 33,519 | (23,683) |

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING Van Kampen Large Cap Growth Portfolio - Institutional Class | 232,271 | 5,901,672 | (5,669,401) | 210,252 | 2,068,227 | (1,857,975) |
| ING Van Kampen Real Estate Portfolio - Service Class | 169,087 | 145,215 | 23,872 | 293,902 | 232,056 | 61,846 |
| ING VP Index Plus International Equity Portfolio - Institutional Class | 342,220 | 1,087,214 | (744,994) | 2,794,871 | 205,808 | 2,589,063 |
| ING VP Index Plus International Equity Portfolio - Service Class | 23,405 | 46,680 | (23,275) | 343,184 | 1,114,810 | (771,626) |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | 31,604 | 68,566 | (36,962) | 40,047 | 24,178 | 15,869 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 18,238 | 31,664 | (13,426) | 22,244 | 25,898 | (3,654) |
| ING Partners, Inc.:: | | | | | | |
| ING American Century Large Company Value Portfolio - Service Class | 30,053 | 29,774 | 279 | 15,635 | 8,932 | 6,703 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 49,253 | 32,956 | 16,297 | 19,215 | 31,775 | (12,560) |
| ING Baron Asset Portfolio - Service Class | 32,792 | 54,118 | (21,326) | 78,754 | 16,474 | 62,280 |
| ING Baron Small Cap Growth Portfolio - Service Class | 109,147 | 139,596 | (30,449) | 107,311 | 320,051 | (212,740) |
| ING Columbia Small Cap Value II Portfolio - Service Class | 100,634 | 150,467 | (49,833) | 49,982 | 213,382 | (163,400) |
| ING Davis New York Venture Portfolio - Service Class | 143,643 | 133,282 | 10,361 | 177,792 | 76,312 | 101,480 |
| ING JPMorgan International Portfolio - Initial Class | 115,745 | 2,271,300 | (2,155,555) | 563,357 | 1,309,677 | (746,320) |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 20,636 | 57,012 | (36,376) | 58,466 | 48,940 | 9,526 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 207,906 | 679,501 | (471,595) | 105,840 | 813,150 | (707,310) |
| ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | 366,974 | 1,377,573 | (1,010,599) | 383,080 | 479,347 | (96,267) |
| ING Neuberger Berman Partners Portfolio - Initial Class | 520,373 | 1,503,933 | (983,560) | 135,172 | 1,293,271 | (1,158,099) |
| ING Neuberger Berman Partners Portfolio - Service Class | 51,028 | 13,596 | 37,432 | 28,240 | 24,085 | 4,155 |
| ING Neuberger Berman Regency Portfolio - Service Class | 2,806 | 15,965 | (13,159) | 35,365 | 58,899 | (23,534) |
| ING OpCap Balanced Value Portfolio - Service Class | 7,514 | 72,106 | (64,592) | 2,252 | 27,929 | (25,677) |
| ING Oppenheimer Global Portfolio - Initial Class | 864,388 | 2,876,782 | (2,012,394) | 450,517 | 3,236,685 | (2,786,168) |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 2,075,003 | 3,275,379 | (1,200,376) | 1,224,057 | 1,985,345 | (761,288) |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 12 | 139 | (127) | 1,773 | 113 | 1,660 |
| ING PIMCO Total Return Portfolio - Service Class | 333,457 | 177,217 | 156,240 | 151,061 | 94,546 | 56,515 |
| ING Pioneer High Yield Portfolio - Initial Class | 2,038,499 | 324,372 | 1,714,127 | 146,926 | 117,113 | 29,813 |

| | **Year ended December 31** | | | | | |
| | **2008** | | | **2007** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Solution 2015 Portfolio - Service Class | 284,879 | 124,608 | 160,271 | 39,095 | 1,380 | 37,715 |
| ING Solution 2025 Portfolio - Service Class | 215,667 | 220,701 | (5,034) | 129,947 | 8,633 | 121,314 |
| ING Solution 2035 Portfolio - Service Class | 198,152 | 166,100 | 32,052 | 89,549 | 850 | 88,699 |
| ING Solution 2045 Portfolio - Service Class | 136,159 | 139,593 | (3,434) | 108,922 | 27,785 | 81,137 |
| ING Solution Income Portfolio - Service Class | 80,477 | 47,124 | 33,353 | 117,663 | 44,742 | 72,921 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 526,043 | 1,274,943 | (748,900) | 226,069 | 1,586,212 | (1,360,143) |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 141,950 | 491,769 | (349,819) | 127,580 | 508,074 | (380,494) |
| ING Templeton Foreign Equity Portfolio - Initial Class | 3,810,092 | 898,839 | 2,911,253 | - | - | - |
| ING Templeton Foreign Equity Portfolio - Service Class | 16,208 | 136,914 | (120,706) | 169,488 | 112,652 | 56,836 |
| ING Thornburg Value Portfolio - Initial Class | 218,137 | 634,560 | (416,423) | 303,651 | 587,901 | (284,250) |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 212,690 | 620,217 | (407,527) | 221,690 | 657,525 | (435,835) |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | 897 | 4,471 | (3,574) | 10,604 | 10,055 | 549 |
| ING Van Kampen Comstock Portfolio - Service Class | 25,861 | 53,329 | (27,468) | 14,908 | 55,793 | (40,885) |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 1,386,209 | 3,337,397 | (1,951,188) | 357,620 | 2,996,710 | (2,639,090) |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 79,605 | 191,703 | (112,098) | 113,738 | 203,337 | (89,599) |
| ING VP Strategic Allocation Growth Portfolio - Class I | 291,790 | 296,694 | (4,904) | 83,158 | 167,536 | (84,378) |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 99,048 | 222,583 | (123,535) | 108,444 | 379,725 | (271,281) |
| ING Variable Funds: | | | | | | |
| ING VP Growth and Income Portfolio - Class I | 3,552,279 | 4,068,096 | (515,817) | 435,597 | 2,784,118 | (2,348,521) |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 1 | 95,732 | 1,355,305 | (1,259,573) | 581 | 255,761 | (255,180) |
| ING GET U.S. Core Portfolio - Series 2 | 64,401 | 630,571 | (566,170) | 3,199 | 291,115 | (287,916) |
| ING GET U.S. Core Portfolio - Series 3 | 148,653 | 678,099 | (529,446) | 18,168 | 565,748 | (547,580) |
| ING GET U.S. Core Portfolio - Series 4 | 82,905 | 199,364 | (116,459) | 23,370 | 128,489 | (105,119) |
| ING GET U.S. Core Portfolio - Series 5 | 36,058 | 83,456 | (47,398) | 18,684 | 96,447 | (77,763) |
| ING GET U.S. Core Portfolio - Series 6 | 54,952 | 662,633 | (607,681) | 33,445 | 1,105,442 | (1,071,997) |

|  | Year ended December 31 | | | | | |
|  | 2008 | | | 2007 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Variable Insurance Trust (continued): | | | | | | |
| ING GET U.S. Core Portfolio - Series 7 | 74,649 | 605,594 | (530,945) | 15,322 | 927,741 | (912,419) |
| ING GET U.S. Core Portfolio - Series 8 | 6,622 | 306,336 | (299,714) | 7,998 | 1,199,137 | (1,191,139) |
| ING GET U.S. Core Portfolio - Series 9 | 4,208 | 289,438 | (285,230) | 50,840 | 831,056 | (780,216) |
| ING GET U.S. Core Portfolio - Series 10 | 16,730 | 295,504 | (278,774) | 11,509 | 774,982 | (763,473) |
| ING GET U.S. Core Portfolio - Series 11 | 1,370 | 301,967 | (300,597) | 543,199 | 1,253,937 | (710,738) |
| ING GET U.S. Core Portfolio - Series 12 | 1,882,165 | 3,654,875 | (1,772,710) | 131,675 | 786,436 | (654,761) |
| ING GET U.S. Core Portfolio - Series 13 | 1,903,461 | 3,264,066 | (1,360,605) | 54,630 | 1,257,075 | (1,202,445) |
| ING GET U.S. Core Portfolio - Series 14 | 134,462 | 595,067 | (460,605) | 3,038,184 | 545,461 | 2,492,723 |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING BlackRock Global Science and Technology Portfolio - Class I | 375,560 | 958,813 | (583,253) | 932,855 | 1,013,946 | (81,091) |
| ING International Index Portfolio - Class I | 35,557 | 25 | 35,532 | - | - | - |
| ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | 35,241 | 25,813 | 9,428 | - | - | - |
| ING Opportunistic Large Cap Growth Portfolio - Class I | 144,195 | 384,305 | (240,110) | 115,548 | 448,627 | (333,079) |
| ING Opportunistic Large Cap Value Portfolio - Class I | 40,246 | 103,713 | (63,467) | 16,168 | 149,372 | (133,204) |
| ING Opportunistic Large Cap Value Portfolio - Class S | 24,842 | 53,948 | (29,106) | 1,694 | 38,543 | (36,849) |
| ING Russell™ Large Cap Index Portfolio - Class I | 99,969 | 3,589 | 96,380 | - | - | - |
| ING Russell™ Mid Cap Index Portfolio - Class I | 12,024 | 7,092 | 4,932 | - | - | - |
| ING Russell™ Small Cap Index Portfolio - Class I | 14,079 | 9,007 | 5,072 | - | - | - |
| ING VP Index Plus LargeCap Portfolio - Class I | 2,664,957 | 4,441,285 | (1,776,328) | 3,392,724 | 2,771,850 | 620,874 |
| ING VP Index Plus MidCap Portfolio - Class I | 56,762 | 135,835 | (79,073) | 62,406 | 180,286 | (117,880) |
| ING VP Index Plus SmallCap Portfolio - Class I | 43,798 | 106,597 | (62,799) | 49,813 | 153,934 | (104,121) |
| ING VP Small Company Portfolio - Class I | 361,534 | 987,127 | (625,593) | 136,424 | 921,226 | (784,802) |
| ING Variable Products Trust: | | | | | | |
| ING VP Financial Services Portfolio - Class I | 74,238 | 128,503 | (54,265) | 50,215 | 26,778 | 23,437 |
| ING VP High Yield Bond Portfolio - Class I | 340,861 | 2,613,728 | (2,272,867) | 444,433 | 1,276,390 | (831,957) |
| ING VP International Value Portfolio - Class I | 124,856 | 131,674 | (6,818) | 150,047 | 205,935 | (55,888) |
| ING VP MidCap Opportunities Portfolio - Class I | 44,028 | 46,805 | (2,777) | 31,189 | 8,492 | 22,697 |
| ING VP MidCap Opportunities Portfolio - Class S | 187,520 | 384,593 | (197,073) | 19,528 | 228,625 | (209,097) |

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Variable Products Trust (continued): | | | | | | |
| ING VP Real Estate Portfolio - Class I | 35,581 | 119,223 | (83,642) | 87,335 | 245,850 | (158,515) |
| ING VP SmallCap Opportunities Portfolio - Class I | 53,788 | 27,819 | 25,969 | 42,473 | 26,939 | 15,534 |
| ING VP SmallCap Opportunities Portfolio - Class S | 124,585 | 269,185 | (144,600) | 33,368 | 197,601 | (164,233) |
| ING VP Balanced Portfolio, Inc.: | | | | | | |
| ING VP Balanced Portfolio - Class I | 429,348 | 1,846,534 | (1,417,186) | 333,493 | 1,598,025 | (1,264,532) |
| ING VP Intermediate Bond Portfolio: | | | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 3,371,594 | 2,833,690 | 537,904 | 829,742 | 1,777,773 | (948,031) |
| ING VP Money Market Portfolio: | | | | | | |
| ING VP Money Market Portfolio - Class I | 16,497,663 | 16,723,037 | (225,374) | 10,574,773 | 12,988,629 | (2,413,856) |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | - | 127 | (127) | - | - | - |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | - | 411 | (411) | - | - | - |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | - | 2 | (2) | 2 | 2 | - |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | 7 | 180 | (173) | - | 6 | (6) |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | - | 152 | (152) | 3,231 | 3,231 | - |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 62,246 | 114,324 | (52,078) | 43,479 | 75,764 | (32,285) |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Global Securities/VA | - | 213 | (213) | - | 103 | (103) |
| Oppenheimer Main Street Fund®/VA | 13,455 | 13,761 | (306) | 7,338 | 4,113 | 3,225 |
| Oppenheimer Main Street Small Cap Fund®/VA | 6,905 | 6,669 | 236 | 8,750 | 15,720 | (6,970) |
| Oppenheimer Mid Cap Fund/VA | 5,708 | 15,287 | (9,579) | 10,834 | 1,716 | 9,118 |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 415,801 | 266,627 | 149,174 | 223,523 | 63,990 | 159,533 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 235,013 | 264,415 | (29,402) | 441,429 | 216,512 | 224,917 |
| Pioneer High Yield VCT Portfolio - Class I | 19,880 | 99,561 | (79,681) | 131,821 | 53,879 | 77,942 |

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | **Year ended December 31** | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Wanger Advisors Trust: | | | | | | |
| Wanger International | 64,931 | 104,899 | (39,968) | 192,147 | 80,589 | 111,558 |
| Wanger Select | 70,554 | 124,853 | (54,299) | 291,394 | 164,811 | 126,583 |
| Wanger USA | 15,180 | 18,603 | (3,423) | 65,094 | 76,202 | (11,108) |

131

## 9. Unit Summary

A summary of units outstanding at December 31, 2008 follows:

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Capital Appreciation Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 6,814.980 | $7.24 to $8.13 | $ 52,533 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 9,032.624 | 6.54 | 59,073 |
| Non-Qualified V (0.75) | 59,392.153 | 6.86 | 407,430 |
| Non-Qualified IX | 559.094 | 6.38 | 3,567 |
| Non-Qualified XII | 10.025 | 6.83 | 68 |
| Non-Qualified XXIII | 82.599 | 6.88 | 568 |
| | 75,891.475 | | $ 523,239 |
| | | | |
| **AIM V.I. Core Equity Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 26,129.811 | $9.28 to $9.77 | $ 254,981 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 47,823.596 | 7.33 | 350,547 |
| Non-Qualified V (0.75) | 54,586.208 | 7.70 | 420,314 |
| Non-Qualified IX | 1,815.444 | 7.16 | 12,999 |
| Non-Qualified XII | 15.214 | 7.66 | 117 |
| Non-Qualified XX | 2,838.106 | 11.44 | 32,468 |
| Non-Qualified XXIII | 1,635.449 | 7.51 | 12,282 |
| | 134,843.828 | | $ 1,083,708 |
| | | | |
| **Calvert Social Balanced Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 3,725.102 | $ 16.77 | $ 62,470 |
| Non-Qualified V (0.75) | 24,307.359 | 17.89 | 434,859 |
| Non-Qualified VII | 41,802.219 | 9.25 | 386,671 |
| Non-Qualified VIII | 30,521.367 | 9.41 | 287,206 |
| Non-Qualified XXIII | 130.828 | 7.49 | 980 |
| | 100,486.875 | | $ 1,172,186 |
| | | | |
| **Federated American Leaders Fund II - Primary Shares** | | | |
| Currently payable annuity contracts: | 1,320.611 | $ 17.90 | $ 23,639 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 498,599.186 | 17.54 | 8,745,430 |
| Non-Qualified VIII | 105.031 | 12.77 | 1,341 |
| | 500,024.828 | | $ 8,770,410 |
| | | | |
| **Federated Capital Income Fund II** | | | |
| Currently payable annuity contracts: | 454.273 | $ 13.57 | $ 6,164 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 111,556.224 | 13.30 | 1,483,698 |
| Non-Qualified VIII | 59.440 | 11.19 | 665 |
| | 112,069.937 | | $ 1,490,527 |
| | | | |
| **Federated Equity Income Fund II** | | | |
| Currently payable annuity contracts: | 6,445.162 | $ 10.10 | $ 65,096 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 198,676.488 | 11.72 | 2,328,488 |
| | 205,121.650 | | $ 2,393,584 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Federated Fund for U.S. Government Securities II** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 108,714.569 | $ 17.62 | $ 1,915,551 |
| | | | |
| **Federated High Income Bond Fund II - Primary Shares** | | | |
| Currently payable annuity contracts: | 1,850.253 | $ 14.86 | $ 27,495 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 237,685.133 | 14.56 | 3,460,696 |
| | 239,535.386 | | $ 3,488,191 |
| **Federated International Equity Fund II** | | | |
| Currently payable annuity contracts: | 973.437 | $ 11.80 | $ 11,487 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 118,582.533 | $ 11.56 | $ 1,370,814 |
| Non-Qualified VIII | 115.762 | 10.79 | 1,249 |
| | 119,671.732 | | $ 1,383,550 |
| **Federated Mid Cap Growth Strategies Fund II** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 154,203.276 | $ 16.47 | $ 2,539,728 |
| | | | |
| **Federated Prime Money Fund II** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 127,857.796 | $ 13.66 | $ 1,746,537 |
| | | | |
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 218,531.912 | $ 15.05 | $ 3,288,905 |
| Non-Qualified V (0.75) | 522,945.977 | 16.05 | 8,393,283 |
| Non-Qualified VII | 1,240,836.279 | 17.76 | 22,037,252 |
| Non-Qualified VIII | 296,765.646 | 12.91 | 3,831,244 |
| Non-Qualified IX | 15,631.279 | 14.61 | 228,373 |
| Non-Qualified X | 22,407.392 | 15.05 | 337,231 |
| Non-Qualified XII | 6,415.382 | 9.13 | 58,572 |
| Non-Qualified XIII | 939,281.381 | 8.83 | 8,293,855 |
| Non-Qualified XIV | 1,181,565.058 | 8.55 | 10,102,381 |
| Non-Qualified XV | 325,452.996 | 8.42 | 2,740,314 |
| Non-Qualified XVI | 71,254.311 | 8.06 | 574,310 |
| Non-Qualified XVIII | 23,444.322 | 7.76 | 181,928 |
| Non-Qualified XIX | 107,850.452 | 7.86 | 847,705 |
| Non-Qualified XX | 8,693.888 | 9.56 | 83,114 |
| Non-Qualified XXIII | 21,845.892 | 6.88 | 150,300 |
| | 5,002,922.167 | | $ 61,148,767 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 172,394.456 | $ 12.40 | $ 2,137,691 |
| Non-Qualified V (0.75) | 410,859.041 | 13.22 | 5,431,557 |
| Non-Qualified IX | 10,151.713 | 12.04 | 122,227 |
| Non-Qualified X | 3,860.315 | 12.40 | 47,868 |
| Non-Qualified XII | 9,783.583 | 7.96 | 77,877 |
| Non-Qualified XX | 2,509.773 | 9.12 | 22,889 |
| Non-Qualified XXIII | 17,677.602 | 6.28 | 111,015 |
| | 627,236.483 | | $ 7,951,124 |
| | | | |
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 7,653.841 | $7.93 to $9.16 | $ 69,353 |
| | | | |
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 102,747.728 | $ 13.32 | $ 1,368,600 |
| Non-Qualified V (0.75) | 216,495.215 | 14.20 | 3,074,232 |
| Non-Qualified IX | 1,466.175 | 12.93 | 18,958 |
| Non-Qualified X | 47.335 | 13.32 | 631 |
| Non-Qualified XII | 708.906 | 9.86 | 6,990 |
| Non-Qualified XX | 6,270.839 | 12.09 | 75,814 |
| Non-Qualified XXIII | 5,899.920 | 6.59 | 38,880 |
| | 333,636.118 | | $ 4,584,105 |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 381,493.065 | $ 21.06 | $ 8,034,244 |
| Non-Qualified V (0.75) | 951,230.410 | 22.46 | 21,364,635 |
| Non-Qualified VII | 1,298,211.980 | 22.97 | 29,819,929 |
| Non-Qualified VIII | 265,541.722 | 18.65 | 4,952,353 |
| Non-Qualified IX | 20,494.816 | 20.45 | 419,119 |
| Non-Qualified X | 12,124.733 | 21.06 | 255,347 |
| Non-Qualified XII | 38,020.915 | 12.48 | 474,501 |
| Non-Qualified XIII | 1,453,753.760 | 11.58 | 16,834,469 |
| Non-Qualified XIV | 1,579,285.113 | 11.22 | 17,719,579 |
| Non-Qualified XV | 526,260.067 | 11.04 | 5,809,911 |
| Non-Qualified XVI | 163,490.357 | 8.75 | 1,430,541 |
| Non-Qualified XVIII | 26,248.588 | 8.43 | 221,276 |
| Non-Qualified XIX | 148,804.872 | 8.53 | 1,269,306 |
| Non-Qualified XX | 43,318.320 | 11.90 | 515,488 |
| Non-Qualified XXII | 2,364.468 | 7.24 | 17,119 |
| Non-Qualified XXIII | 59,360.430 | 6.89 | 408,993 |
| | 6,970,003.616 | | $ 109,546,810 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 1,122,989.089 | $ 16.88 | $ 18,956,056 |
| Non-Qualified VIII | 193,845.624 | 14.27 | 2,766,177 |
| | 1,316,834.713 | | $ 21,722,233 |
| **Fidelity® VIP Investment Grade Bond Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 52,014.595 | $ 16.84 | $ 875,926 |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 43,595.050 | $ 11.64 | $ 507,446 |
| Non-Qualified V (0.75) | 171,051.686 | 12.08 | 2,066,304 |
| Non-Qualified IX | 3,125.591 | 11.43 | 35,726 |
| Non-Qualified XII | 3,563.841 | 12.04 | 42,909 |
| Non-Qualified XX | 2,663.798 | 11.80 | 31,433 |
| Non-Qualified XXIII | 6,396.473 | 7.04 | 45,031 |
| | 230,396.439 | | $ 2,728,849 |
| **ING AllianceBernstein Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 5,386.091 | $ 7.26 | $ 39,103 |
| Non-Qualified V (0.75) | 1,816.788 | 7.40 | 13,444 |
| Non-Qualified IX | 1,604.149 | 7.19 | 11,534 |
| | 8,807.028 | | $ 64,081 |
| **ING American Funds Growth Portfolio** | | | |
| Currently payable annuity contracts: | 184,325.130 | $ 7.74 | $ 1,426,677 |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 458,590.249 | 7.98 | 3,659,550 |
| Non-Qualified XIV | 501,572.010 | 7.88 | 3,952,387 |
| Non-Qualified XV | 294,458.398 | 7.83 | 2,305,609 |
| Non-Qualified XVI | 49,001.575 | 7.81 | 382,702 |
| Non-Qualified XVIII | 18,184.243 | 7.67 | 139,473 |
| Non-Qualified XIX | 87,249.504 | 7.72 | 673,566 |
| | 1,593,381.109 | | $ 12,539,964 |
| **ING American Funds Growth-Income Portfolio** | | | |
| Currently payable annuity contracts: | 205,051.450 | $ 7.57 | $ 1,552,239 |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 359,054.064 | 7.78 | 2,793,441 |
| Non-Qualified XIV | 529,158.699 | 7.68 | 4,063,939 |
| Non-Qualified XV | 311,713.559 | 7.64 | 2,381,492 |
| Non-Qualified XVI | 43,472.374 | 7.62 | 331,259 |
| Non-Qualified XVIII | 17,710.844 | 7.48 | 132,477 |
| Non-Qualified XIX | 21,824.629 | 7.52 | 164,121 |
| | 1,487,985.619 | | $ 11,418,968 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds International Portfolio** | | | |
| Currently payable annuity contracts: | 152,399.758 | $ 9.76 | $ 1,487,422 |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 350,045.239 | 10.04 | 3,514,454 |
| Non-Qualified XIV | 526,282.381 | 9.91 | 5,215,458 |
| Non-Qualified XV | 215,649.837 | 9.85 | 2,124,151 |
| Non-Qualified XVI | 37,769.091 | 9.83 | 371,270 |
| Non-Qualified XVIII | 14,523.131 | 9.65 | 140,148 |
| Non-Qualified XIX | 59,882.315 | 9.71 | 581,457 |
| | 1,356,551.752 | | $ 13,434,360 |
| **ING BlackRock Large Cap Growth Portfolio -** | | | |
| **  Institutional Class** | | | |
| Currently payable annuity contracts: | 279,414.529 | $5.90 to $5.94 | $ 1,648,648 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 168,582.959 | 6.27 | 1,057,015 |
| Non-Qualified V (0.75) | 230,496.842 | 6.33 | 1,459,045 |
| Non-Qualified VII | 878,643.315 | 5.88 | 5,166,423 |
| Non-Qualified VIII | 99,889.642 | 5.90 | 589,349 |
| Non-Qualified IX | 3,982.024 | 6.24 | 24,848 |
| Non-Qualified X | 12,301.892 | 6.28 | 77,256 |
| Non-Qualified XII | 4,131.315 | 6.32 | 26,110 |
| Non-Qualified XIII | 663,377.718 | 5.93 | 3,933,830 |
| Non-Qualified XIV | 896,771.361 | 5.90 | 5,290,951 |
| Non-Qualified XV | 322,430.189 | 5.88 | 1,895,890 |
| Non-Qualified XVI | 7,628.321 | 5.88 | 44,855 |
| Non-Qualified XVIII | 7,514.772 | 5.83 | 43,811 |
| Non-Qualified XIX | 17,097.031 | 5.85 | 100,018 |
| Non-Qualified XX | 888.216 | 6.31 | 5,605 |
| Non-Qualified XXIII | 8,762.284 | 7.15 | 62,650 |
| | 3,601,912.410 | | $ 21,426,304 |
| **ING Evergreen Health Sciences Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 10,099.069 | $ 9.52 | $ 96,143 |
| Non-Qualified V (0.75) | 58,040.788 | 9.69 | 562,415 |
| Non-Qualified XII | 288.733 | 9.68 | 2,795 |
| Non-Qualified XX | 499.943 | 9.62 | 4,809 |
| | 68,928.533 | | $ 666,162 |
| **ING Evergreen Omega Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 73,964.193 | $8.58 to $8.96 | $ 662,537 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 272,891.421 | 8.40 | 2,292,288 |
| Non-Qualified VIII | 3,024.391 | 8.44 | 25,526 |
| Non-Qualified XIII | 132,881.072 | 9.51 | 1,263,699 |
| Non-Qualified XIV | 178,914.627 | 9.40 | 1,681,797 |
| Non-Qualified XV | 83,157.056 | 9.35 | 777,518 |
| Non-Qualified XVI | 11,705.331 | 9.33 | 109,211 |
| Non-Qualified XVIII | 12,253.193 | 9.18 | 112,484 |
| Non-Qualified XIX | 4,285.672 | 9.23 | 39,557 |
| | 773,076.956 | | $ 6,964,617 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio -** | | | | | |
| **Institutional Class** | | | | | |
| Currently payable annuity contracts: | 182,307.133 | $ | 6.79 | $ | 1,237,865 |
| Contracts in accumulation period: | | | | | |
| Non-Qualified VII | 482,506.058 | | 6.71 | | 3,237,616 |
| Non-Qualified VIII | 159,918.174 | | 6.74 | | 1,077,848 |
| Non-Qualified XIII | 483,580.468 | | 6.79 | | 3,283,511 |
| Non-Qualified XIV | 466,426.591 | | 6.74 | | 3,143,715 |
| Non-Qualified XV | 167,234.250 | | 6.71 | | 1,122,142 |
| Non-Qualified XVI | 31,306.737 | | 6.70 | | 209,755 |
| Non-Qualified XVIII | 13,867.227 | | 6.62 | | 91,801 |
| Non-Qualified XIX | 26,200.965 | | 6.65 | | 174,236 |
| | 2,013,347.603 | | | $ | 13,578,489 |
| | | | | | |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service** | | | | | |
| **Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 19,668.384 | $ | 8.88 | $ | 174,655 |
| Non-Qualified V (0.75) | 62,805.972 | | 9.04 | | 567,766 |
| Non-Qualified IX | 1,178.686 | | 8.80 | | 10,372 |
| Non-Qualified XII | 3,167.125 | | 9.03 | | 28,599 |
| Non-Qualified XX | 3,790.622 | | 8.98 | | 34,040 |
| | 90,610.789 | | | $ | 815,432 |
| | | | | | |
| **ING Franklin Income Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified XIII | 129,483.284 | $ | 7.81 | $ | 1,011,264 |
| Non-Qualified XIV | 177,286.236 | | 7.74 | | 1,372,195 |
| Non-Qualified XV | 83,209.647 | | 7.71 | | 641,546 |
| Non-Qualified XVI | 18,898.531 | | 7.70 | | 145,519 |
| Non-Qualified XVIII | 1,462.380 | | 7.61 | | 11,129 |
| Non-Qualified XIX | 39,316.298 | | 7.64 | | 300,377 |
| | 449,656.376 | | | $ | 3,482,030 |
| | | | | | |
| **ING Franklin Mutual Shares Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified XIII | 81,917.928 | $ | 7.35 | $ | 602,097 |
| Non-Qualified XIV | 115,203.618 | | 7.31 | | 842,138 |
| Non-Qualified XV | 33,368.171 | | 7.29 | | 243,254 |
| Non-Qualified XVI | 7,351.285 | | 7.29 | | 53,591 |
| Non-Qualified XVIII | 2,896.342 | | 7.23 | | 20,941 |
| Non-Qualified XIX | 16,984.308 | | 7.25 | | 123,136 |
| | 257,721.652 | | | $ | 1,885,157 |
| | | | | | |
| **ING Global Real Estate Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 14,266.615 | $ | 6.70 | $ | 95,586 |
| Non-Qualified V (0.75) | 136,534.887 | | 6.71 | | 916,149 |
| Non-Qualified IX | 2,303.447 | | 6.69 | | 15,410 |
| Non-Qualified XII | 8,860.365 | | 6.71 | | 59,453 |
| | 161,965.314 | | | $ | 1,086,598 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Global Real Estate Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified XIII | 64,669.562 | $ | 7.30 | $ | 472,088 |
| Non-Qualified XIV | 27,092.830 | | 7.24 | | 196,152 |
| Non-Qualified XV | 11,943.172 | | 7.21 | | 86,110 |
| Non-Qualified XVI | 1,939.031 | | 7.20 | | 13,961 |
| Non-Qualified XVIII | 6,731.429 | | 7.11 | | 47,860 |
| Non-Qualified XIX | 12,029.181 | | 7.14 | | 85,888 |
| | 124,405.205 | | | $ | 902,059 |
| | | | | | |
| **ING Global Resources Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 125,599.421 | $ | 7.84 | $ | 984,699 |
| Non-Qualified V (0.75) | 369,260.741 | | 7.93 | | 2,928,238 |
| Non-Qualified VII | 53,619.571 | | 8.25 | | 442,361 |
| Non-Qualified IX | 9,097.513 | | 7.80 | | 70,961 |
| Non-Qualified X | 2,442.579 | | 7.84 | | 19,150 |
| Non-Qualified XII | 6,839.549 | | 7.92 | | 54,169 |
| Non-Qualified XIII | 80,820.105 | | 7.68 | | 620,698 |
| Non-Qualified XIV | 72,901.710 | | 7.62 | | 555,511 |
| Non-Qualified XV | 34,320.183 | | 7.59 | | 260,490 |
| Non-Qualified XVI | 8,357.521 | | 7.58 | | 63,350 |
| Non-Qualified XVIII | 1,317.056 | | 7.49 | | 9,865 |
| Non-Qualified XIX | 13,575.741 | | 7.52 | | 102,090 |
| Non-Qualified XX | 2,664.193 | | 7.89 | | 21,020 |
| Non-Qualified XXIII | 10,615.689 | | 6.20 | | 65,817 |
| | 791,431.572 | | | $ | 6,198,419 |
| | | | | | |
| **ING Janus Contrarian Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 3,924.475 | $ | 5.33 | $ | 20,917 |
| Non-Qualified V (0.75) | 16,053.789 | | 5.35 | | 85,888 |
| Non-Qualified XII | 5,944.656 | | 5.35 | | 31,804 |
| | 25,922.920 | | | $ | 138,609 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified VII | 184,178.062 | $ | 9.71 | $ | 1,788,369 |
| Non-Qualified VIII | 34,089.027 | | 9.76 | | 332,709 |
| Non-Qualified XIII | 57,318.042 | | 7.60 | | 435,617 |
| Non-Qualified XIV | 67,866.288 | | 7.53 | | 511,033 |
| Non-Qualified XV | 22,987.381 | | 7.50 | | 172,405 |
| Non-Qualified XVI | 5,219.230 | | 7.49 | | 39,092 |
| Non-Qualified XVIII | 2,808.601 | | 7.40 | | 20,784 |
| Non-Qualified XIX | 3,795.704 | | 7.43 | | 28,202 |
| | 378,262.335 | | | $ | 3,328,211 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 29,472.647 | $ 11.83 | $ 348,661 |
| Non-Qualified V (0.75) | 297,377.148 | 12.05 | 3,583,395 |
| Non-Qualified IX | 16,919.230 | 11.72 | 198,293 |
| Non-Qualified XII | 983.841 | 12.03 | 11,836 |
| Non-Qualified XX | 2,997.880 | 11.96 | 35,855 |
| Non-Qualified XXIII | 1,018.395 | 5.87 | 5,978 |
| | 348,769.141 | | $ 4,184,018 |
| **ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 79,400.071 | $ 9.00 | $ 714,601 |
| Non-Qualified XIV | 87,643.869 | 8.90 | 780,030 |
| Non-Qualified XV | 26,913.852 | 8.85 | 238,188 |
| Non-Qualified XVI | 5,308.755 | 8.84 | 46,929 |
| Non-Qualified XVIII | 2,397.407 | 8.69 | 20,833 |
| Non-Qualified XIX | 13,579.323 | 8.74 | 118,683 |
| | 215,243.277 | | $ 1,919,264 |
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 1,028.127 | $ 8.74 | $ 8,986 |
| Non-Qualified V (0.75) | 10,289.476 | 8.90 | 91,576 |
| Non-Qualified XXIII | 138.083 | 7.37 | 1,018 |
| | 11,455.686 | | $ 101,580 |
| **ING JPMorgan Value Opportunities Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 572,239.984 | $ 7.52 | $ 4,303,245 |
| Non-Qualified XIV | 575,866.352 | 7.44 | 4,284,446 |
| Non-Qualified XV | 177,034.556 | 7.39 | 1,308,285 |
| Non-Qualified XVI | 31,740.378 | 7.38 | 234,244 |
| Non-Qualified XVIII | 11,943.817 | 7.26 | 86,712 |
| Non-Qualified XIX | 49,130.171 | 7.30 | 358,650 |
| | 1,417,955.258 | | $ 10,575,582 |
| **ING JPMorgan Value Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 187,812.343 | $ 7.32 | $ 1,374,786 |
| Non-Qualified VIII | 6,980.878 | 7.36 | 51,379 |
| | 194,793.221 | | $ 1,426,165 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Julius Baer Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 20,474.666 | $ 10.87 | $ 222,560 |
| Non-Qualified V (0.75) | 355,789.753 | 11.13 | 3,959,940 |
| Non-Qualified IX | 745.722 | 10.75 | 8,017 |
| Non-Qualified XIII | 213,965.036 | 7.00 | 1,497,755 |
| Non-Qualified XIV | 124,683.988 | 6.94 | 865,307 |
| Non-Qualified XV | 57,593.559 | 6.91 | 397,971 |
| Non-Qualified XVI | 6,055.509 | 6.90 | 41,783 |
| Non-Qualified XVIII | 2,737.170 | 6.82 | 18,668 |
| Non-Qualified XIX | 11,863.177 | 6.85 | 81,263 |
| Non-Qualified XX | 2,860.869 | 11.02 | 31,527 |
| Non-Qualified XXIII | 4,762.462 | 6.60 | 31,432 |
| | 801,531.911 | | $ 7,156,223 |
| | | | |
| **ING Legg Mason Value Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 126,483.331 | $ 5.10 | $ 645,065 |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 371,902.749 | 5.02 | 1,866,952 |
| Non-Qualified XIV | 605,216.264 | 4.96 | 3,001,873 |
| Non-Qualified XV | 234,564.039 | 4.93 | 1,156,401 |
| Non-Qualified XVI | 29,354.205 | 4.92 | 144,423 |
| Non-Qualified XVIII | 4,029.124 | 4.83 | 19,461 |
| Non-Qualified XIX | 37,239.730 | 4.86 | 180,985 |
| | 1,408,789.442 | | $ 7,015,160 |
| | | | |
| **ING Legg Mason Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 2,823.613 | $ 4.93 | $ 13,920 |
| Non-Qualified V (0.75) | 28,733.783 | 5.02 | 144,244 |
| Non-Qualified XX | 737.238 | 4.99 | 3,679 |
| | 32,294.634 | | $ 161,843 |
| **ING LifeStyle Aggressive Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 33,991.884 | $ 7.30 | $ 248,141 |
| Non-Qualified XIV | 66,689.035 | 7.23 | 482,162 |
| Non-Qualified XV | 15,928.414 | 7.19 | 114,525 |
| Non-Qualified XVI | 28,087.809 | 7.18 | 201,670 |
| Non-Qualified XVIII | 152.083 | 7.07 | 1,075 |
| Non-Qualified XIX | 2,879.355 | 7.10 | 20,443 |
| | 147,728.580 | | $ 1,068,016 |
| | | | |
| **ING LifeStyle Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 205,021.801 | $ 7.74 | $ 1,586,869 |
| Non-Qualified XIV | 177,663.786 | 7.66 | 1,360,905 |
| Non-Qualified XV | 140,799.033 | 7.62 | 1,072,889 |
| Non-Qualified XVI | 46,179.774 | 7.61 | 351,428 |
| Non-Qualified XVIII | 1,968.355 | 7.49 | 14,743 |
| Non-Qualified XIX | 51,840.724 | 7.53 | 390,361 |
| | 623,473.473 | | $ 4,777,195 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING LifeStyle Moderate Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 314,213.965 | $ 8.17 | $ 2,567,128 |
| Non-Qualified XIV | 323,026.967 | 8.09 | 2,613,288 |
| Non-Qualified XV | 105,804.102 | 8.05 | 851,723 |
| Non-Qualified XVI | 72,962.486 | 8.03 | 585,889 |
| Non-Qualified XVIII | 16,891.144 | 7.91 | 133,609 |
| Non-Qualified XIX | 30,896.526 | 7.95 | 245,627 |
| | 863,795.190 | | $ 6,997,264 |
| | | | |
| **ING LifeStyle Moderate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 180,759.936 | $ 8.65 | $ 1,563,573 |
| Non-Qualified XIV | 314,370.117 | 8.56 | 2,691,008 |
| Non-Qualified XV | 144,803.734 | 8.51 | 1,232,280 |
| Non-Qualified XVI | 150,258.112 | 8.50 | 1,277,194 |
| Non-Qualified XVIII | 11,580.545 | 8.37 | 96,929 |
| Non-Qualified XIX | 53,906.430 | 8.41 | 453,353 |
| | 855,678.874 | | $ 7,314,337 |
| | | | |
| **ING Lord Abbett Affiliated Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 73,714.587 | $ 6.99 | $ 515,265 |
| Non-Qualified V (0.75) | 479,053.201 | 7.08 | 3,391,697 |
| Non-Qualified IX | 1,960.618 | 6.94 | 13,607 |
| Non-Qualified XII | 5,019.594 | 7.07 | 35,489 |
| Non-Qualified XX | 2,998.565 | 7.04 | 21,110 |
| Non-Qualified XXIII | 5,608.723 | 7.65 | 42,907 |
| | 568,355.288 | | $ 4,020,075 |
| | | | |
| **ING Lord Abbett Affiliated Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 16,248.862 | $ 7.01 | $ 113,905 |
| Non-Qualified XIV | 30,935.517 | 6.96 | 215,311 |
| Non-Qualified XV | 17,250.792 | 6.93 | 119,548 |
| Non-Qualified XVI | 647.402 | 6.92 | 4,480 |
| Non-Qualified XIX | 664.423 | 6.86 | 4,558 |
| | 65,746.996 | | $ 457,802 |
| | | | |
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 6,924.478 | $ 7.84 | $ 54,288 |
| Non-Qualified V (0.75) | 88,941.572 | 7.99 | 710,643 |
| Non-Qualified XII | 3,143.639 | 7.97 | 25,055 |
| Non-Qualified XIII | 31,529.015 | 6.76 | 213,136 |
| Non-Qualified XIV | 24,092.434 | 6.71 | 161,660 |
| Non-Qualified XV | 6,117.548 | 6.68 | 40,865 |
| Non-Qualified XVI | 4,736.307 | 6.67 | 31,591 |
| Non-Qualified XIX | 6,150.923 | 6.61 | 40,658 |
| Non-Qualified XXIII | 1,022.894 | 7.09 | 7,252 |
| | 172,658.810 | | $ 1,285,148 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico International Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 20,092.469 | $ 9.04 | $ 181,636 |
| Non-Qualified V (0.75) | 115,129.584 | 9.21 | 1,060,343 |
| Non-Qualified VII | 191,859.521 | 6.32 | 1,212,552 |
| Non-Qualified VIII | 12,666.299 | 6.35 | 80,431 |
| Non-Qualified XII | 3,167.371 | 9.19 | 29,108 |
| Non-Qualified IX | 2,608.173 | 8.96 | 23,369 |
| Non-Qualified XIII | 97,676.670 | 9.14 | 892,765 |
| Non-Qualified XIV | 131,109.844 | 9.04 | 1,185,233 |
| Non-Qualified XV | 25,014.278 | 8.99 | 224,878 |
| Non-Qualified XVI | 10,113.816 | 8.97 | 90,721 |
| Non-Qualified XVIII | 5,282.854 | 8.82 | 46,595 |
| Non-Qualified XIX | 11,044.033 | 8.87 | 97,961 |
| Non-Qualified XX | 1,285.592 | 9.14 | 11,750 |
| Non-Qualified XXIII | 127.188 | 6.02 | 766 |
| | 627,177.692 | | $ 5,138,108 |
| **ING MFS Total Return Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 1,184,444.845 | $ 9.10 | $ 10,778,448 |
| Non-Qualified VIII | 307,355.968 | 9.15 | 2,812,307 |
| Non-Qualified XIII | 1,439,660.294 | 9.25 | 13,316,858 |
| Non-Qualified XIV | 1,615,945.177 | 9.15 | 14,785,898 |
| Non-Qualified XV | 527,575.292 | 9.10 | 4,800,935 |
| Non-Qualified XVI | 141,639.520 | 9.08 | 1,286,087 |
| Non-Qualified XVIII | 28,206.968 | 8.93 | 251,888 |
| Non-Qualified XIX | 89,964.198 | 8.98 | 807,879 |
| | 5,334,792.262 | | $ 48,840,300 |
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 11,331.793 | $ 10.96 | $ 124,196 |
| Non-Qualified V (0.75) | 83,774.306 | 11.28 | 944,974 |
| Non-Qualified IX | 681.264 | 11.26 | 7,671 |
| Non-Qualified XII | 4,241.851 | 11.24 | 47,678 |
| Non-Qualified XX | 1,625.798 | 11.15 | 18,128 |
| Non-Qualified XXIII | 1,261.400 | 8.43 | 10,634 |
| | 102,916.412 | | $ 1,153,281 |
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 30,144.324 | $ 11.41 | $ 343,947 |
| Non-Qualified V (0.75) | 143,479.137 | 11.62 | 1,667,228 |
| Non-Qualified IX | 1,861.530 | 11.30 | 21,035 |
| Non-Qualified XII | 1,112.678 | 11.60 | 12,907 |
| Non-Qualified XX | 9,389.154 | 11.53 | 108,257 |
| Non-Qualified XXIII | 1,133.375 | 6.96 | 7,888 |
| | 187,120.198 | | $ 2,161,262 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Main Street Portfolio® - Institutional Class** | | | |
| Currently payable annuity contracts: | 28,754.197 | $6.90 to $7.63 | $ 205,562 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 29,213.674 | 7.83 | 228,743 |
| Non-Qualified VIII | 4,006.374 | 7.88 | 31,570 |
| Non-Qualified XIII | 35,879.213 | 7.97 | 285,957 |
| Non-Qualified XIV | 45,373.001 | 7.88 | 357,539 |
| Non-Qualified XV | 15,163.342 | 7.83 | 118,729 |
| Non-Qualified XVI | 5,807.269 | 7.82 | 45,413 |
| Non-Qualified XVIII | 9,735.077 | 7.69 | 74,863 |
| Non-Qualified XIX | 12,845.012 | 7.73 | 99,292 |
| | 186,777.159 | | $ 1,447,668 |
| **ING Oppenheimer Main Street Portfolio® - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 700.830 | $ 7.77 | $ 5,445 |
| Non-Qualified V (0.75) | 13,454.325 | 7.91 | 106,424 |
| | 14,155.155 | | $ 111,869 |
| **ING PIMCO High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 5,888.959 | $ 8.77 | $ 51,646 |
| Non-Qualified V (0.75) | 59,201.202 | 8.93 | 528,667 |
| Non-Qualified VII | 129,370.494 | 8.74 | 1,130,698 |
| Non-Qualified VIII | 2,328.498 | 8.79 | 20,468 |
| Non-Qualified XII | 97.306 | 8.91 | 867 |
| Non-Qualified XXIII | 1,931.554 | 8.00 | 15,452 |
| | 198,818.013 | | $ 1,747,798 |
| **ING Pioneer Equity Income Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 152,126.065 | $ 6.29 | $ 956,873 |
| Non-Qualified V (0.75) | 402,658.027 | 6.37 | 2,564,932 |
| Non-Qualified IX | 3,611.035 | 6.25 | 22,569 |
| Non-Qualified XII | 15,947.712 | 6.36 | 101,427 |
| Non-Qualified XX | 14,118.129 | 6.34 | 89,509 |
| Non-Qualified XXIII | 3,848.383 | 7.70 | 29,633 |
| | 592,309.351 | | $ 3,764,943 |
| **ING Pioneer Fund Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 220,010.641 | $7.77 to $8.55 | $ 1,879,676 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 11,544.521 | 7.26 | 83,813 |
| Non-Qualified V (0.75) | 19,481.673 | 7.36 | 143,385 |
| Non-Qualified XIII | 276,102.134 | 8.64 | 2,385,522 |
| Non-Qualified XIV | 419,246.145 | 8.55 | 3,584,555 |
| Non-Qualified XV | 194,517.393 | 8.50 | 1,653,398 |
| Non-Qualified XVI | 4,047.657 | 8.49 | 34,365 |
| Non-Qualified XVIII | 8,421.624 | 8.34 | 70,236 |
| Non-Qualified XIX | 36,417.890 | 8.39 | 305,546 |
| | 1,189,789.678 | | $ 10,140,496 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 38,919.038 | $ | 7.33 | $ | 285,277 |
| Non-Qualified V (0.75) | 245,457.081 | | 7.43 | | 1,823,746 |
| Non-Qualified IX | 8,022.146 | | 7.28 | | 58,401 |
| Non-Qualified XII | 17,350.926 | | 7.42 | | 128,744 |
| Non-Qualified XX | 7,490.384 | | 7.39 | | 55,354 |
| Non-Qualified XXIII | 10,279.295 | | 7.46 | | 76,684 |
| | 327,518.870 | | | $ | 2,428,206 |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified XIII | 46,011.803 | $ | 7.32 | $ | 336,806 |
| Non-Qualified XIV | 33,526.559 | | 7.26 | | 243,403 |
| Non-Qualified XV | 8,922.629 | | 7.23 | | 64,511 |
| Non-Qualified XVI | 3,592.346 | | 7.22 | | 25,937 |
| Non-Qualified XVIII | 1,517.293 | | 7.14 | | 10,833 |
| Non-Qualified XIX | 2,614.524 | | 7.16 | | 18,720 |
| | 96,185.154 | | | $ | 700,210 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 182,397.191 | $ | 9.14 | $ | 1,667,110 |
| Non-Qualified V (0.75) | 610,140.668 | | 9.30 | | 5,674,308 |
| Non-Qualified IX | 19,591.524 | | 9.05 | | 177,303 |
| Non-Qualified XII | 9,425.698 | | 9.29 | | 87,565 |
| Non-Qualified XX | 35,283.367 | | 9.24 | | 326,018 |
| Non-Qualified XXIII | 4,001.369 | | 7.59 | | 30,370 |
| | 860,839.817 | | | $ | 7,962,674 |
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 53,532.855 | $ | 10.78 | $ | 577,084 |
| Non-Qualified V (0.75) | 190,851.757 | | 11.09 | | 2,116,546 |
| Non-Qualified IX | 245.540 | | 11.30 | | 2,775 |
| Non-Qualified XIII | 65,793.912 | | 7.20 | | 473,716 |
| Non-Qualified XIV | 89,802.966 | | 7.14 | | 641,193 |
| Non-Qualified XV | 30,564.210 | | 7.11 | | 217,312 |
| Non-Qualified XVI | 25,099.396 | | 7.10 | | 178,206 |
| Non-Qualified XVIII | 509.625 | | 7.02 | | 3,578 |
| Non-Qualified XIX | 7,476.279 | | 7.05 | | 52,708 |
| Non-Qualified XX | 10,489.749 | | 10.96 | | 114,968 |
| Non-Qualified XXII | 1,436.897 | | 7.30 | | 10,489 |
| | 475,803.186 | | | $ | 4,388,575 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Global Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 10,163.553 | $ 6.76 | $ 68,706 |
| Non-Qualified XIV | 20,252.169 | 6.70 | 135,690 |
| Non-Qualified XV | 9,758.565 | 6.67 | 65,090 |
| Non-Qualified XVI | 7,281.168 | 6.66 | 48,493 |
| Non-Qualified XVIII | 3,868.299 | 6.58 | 25,453 |
| Non-Qualified XIX | 14,306.982 | 6.61 | 94,569 |
| | 65,630.736 | | $ 438,001 |
| | | | |
| **ING Van Kampen Capital Growth Portfolio -** **Institutional Class** | | | |
| Currently payable annuity contracts: | 70,169.265 | $ 5.36 | $ 376,107 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 1,237.913 | 5.51 | 6,821 |
| Non-Qualified V (0.75) | 46,840.307 | 5.53 | 259,027 |
| Non-Qualified VII | 1,867,415.640 | 5.36 | 10,009,348 |
| Non-Qualified VIII | 244,332.582 | 5.36 | 1,309,623 |
| Non-Qualified XIII | 882,336.689 | 5.37 | 4,738,148 |
| Non-Qualified XIV | 885,064.394 | 5.36 | 4,743,945 |
| Non-Qualified XV | 288,004.748 | 5.36 | 1,543,705 |
| Non-Qualified XVI | 35,095.483 | 5.36 | 188,112 |
| Non-Qualified XVIII | 15,869.582 | 5.34 | 84,744 |
| Non-Qualified XIX | 55,848.979 | 5.35 | 298,792 |
| | 4,392,215.582 | | $ 23,558,372 |
| | | | |
| **ING Van Kampen Growth and Income Portfolio -** **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 21,054.234 | $ 8.58 | $ 180,645 |
| Non-Qualified V (0.75) | 70,978.678 | 8.74 | 620,354 |
| Non-Qualified IX | 2,831.919 | 8.50 | 24,071 |
| Non-Qualified XXIII | 1,259.391 | 7.78 | 9,798 |
| | 96,124.222 | | $ 834,868 |
| | | | |
| **ING Van Kampen Real Estate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 16,106.007 | $ 6.07 | $ 97,763 |
| Non-Qualified V (0.75) | 147,199.717 | 6.15 | 905,278 |
| Non-Qualified IX | 1,203.264 | 6.03 | 7,256 |
| Non-Qualified XII | 5,498.339 | 6.14 | 33,760 |
| Non-Qualified XX | 2,862.275 | 6.12 | 17,517 |
| Non-Qualified XXIII | 412.880 | 6.43 | 2,655 |
| | 173,282.482 | | $ 1,064,229 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus International Equity Portfolio -** | | | |
| **Institutional Class** | | | |
| Currently payable annuity contracts: | 214,391.352 | $5.23 to $5.26 | $   1,121,453 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 13,631.032 | 5.31 | 72,381 |
| Non-Qualified V (0.75) | 154,959.803 | 5.34 | 827,485 |
| Non-Qualified VII | 656,284.815 | 5.34 | 3,504,561 |
| Non-Qualified VIII | 110,844.647 | 5.35 | 593,019 |
| Non-Qualified XII | 9,596.375 | 5.34 | 51,245 |
| Non-Qualified XIII | 274,088.709 | 5.37 | 1,471,856 |
| Non-Qualified XIV | 267,012.873 | 5.35 | 1,428,519 |
| Non-Qualified XV | 93,609.768 | 5.34 | 499,876 |
| Non-Qualified XVI | 23,531.644 | 5.34 | 125,659 |
| Non-Qualified XVIII | 8,588.431 | 5.31 | 45,605 |
| Non-Qualified XIX | 16,250.461 | 5.32 | 86,452 |
| Non-Qualified XX | 967.602 | 5.33 | 5,157 |
| Non-Qualified XXIII | 312.811 | 6.55 | 2,049 |
| | 1,844,070.323 | | $   9,835,317 |
| | | | |
| **ING VP Index Plus International Equity Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 11,141.615 | $   6.44 | $   71,752 |
| Non-Qualified V (0.75) | 74,360.778 | 6.53 | 485,576 |
| Non-Qualified VII | 4,266.309 | 6.44 | 27,475 |
| Non-Qualified XX | 777.290 | 6.49 | 5,045 |
| Non-Qualified XXIII | 1,498.546 | 6.56 | 9,830 |
| | 92,044.538 | | $   599,678 |
| | | | |
| **ING Wells Fargo Small Cap Disciplined Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 595.027 | $   6.73 | $   4,005 |
| Non-Qualified XIII | 6,567.253 | 6.65 | 43,672 |
| Non-Qualified XIV | 7,268.308 | 6.60 | 47,971 |
| Non-Qualified XV | 2,760.793 | 6.57 | 18,138 |
| Non-Qualified XVI | 1,237.117 | 6.56 | 8,115 |
| Non-Qualified XIX | 230.078 | 6.51 | 1,498 |
| | 18,658.576 | | $   123,399 |
| | | | |
| **ING American Century Large Company Value Portfolio** | | | |
| **- Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 4,171.760 | $   7.82 | $   32,623 |
| Non-Qualified V (0.75) | 16,586.716 | 8.09 | 134,187 |
| Non-Qualified XXIII | 409.195 | 7.38 | 3,020 |
| | 21,167.671 | | $   169,830 |
| | | | |
| **ING American Century Small-Mid Cap Value Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 9,419.426 | $   10.94 | $   103,049 |
| Non-Qualified V (0.75) | 90,747.121 | 11.32 | 1,027,257 |
| Non-Qualified IX | 647.078 | 10.76 | 6,963 |
| Non-Qualified XX | 4,900.430 | 12.82 | 62,824 |
| | 105,714.055 | | $   1,200,093 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Baron Asset Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 1,843.875 | $ | 6.32 | $ | 11,653 |
| Non-Qualified V (0.75) | 39,559.728 | | 6.40 | | 253,182 |
| Non-Qualified XX | 121.799 | | 6.37 | | 776 |
| Non-Qualified XXIII | 88.693 | | 6.83 | | 606 |
| | 41,614.095 | | | $ | 266,217 |
| | | | | | |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 37,552.978 | $ | 10.61 | $ | 398,437 |
| Non-Qualified V (0.75) | 147,958.377 | | 10.97 | | 1,623,103 |
| Non-Qualified IX | 37.171 | | 10.44 | | 388 |
| Non-Qualified XII | 5,422.536 | | 10.94 | | 59,323 |
| Non-Qualified XIII | 45,907.824 | | 6.19 | | 284,169 |
| Non-Qualified XIV | 32,126.832 | | 6.14 | | 197,259 |
| Non-Qualified XV | 15,119.201 | | 6.11 | | 92,378 |
| Non-Qualified XVI | 1,660.469 | | 6.10 | | 10,129 |
| Non-Qualified XVIII | 2,124.456 | | 6.03 | | 12,810 |
| Non-Qualified XIX | 3,945.783 | | 6.05 | | 23,872 |
| Non-Qualified XX | 3,679.529 | | 12.04 | | 44,302 |
| Non-Qualified XXIII | 2,758.596 | | 6.95 | | 19,172 |
| | 298,293.752 | | | $ | 2,765,342 |
| | | | | | |
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 2,444.135 | $ | 6.66 | $ | 16,278 |
| Non-Qualified V (0.75) | 5,758.324 | | 6.75 | | 38,869 |
| Non-Qualified XIII | 42,429.452 | | 6.72 | | 285,126 |
| Non-Qualified XIV | 32,316.474 | | 6.66 | | 215,228 |
| Non-Qualified XV | 20,158.338 | | 6.63 | | 133,650 |
| Non-Qualified XVI | 2,141.500 | | 6.62 | | 14,177 |
| Non-Qualified XVIII | 1,375.691 | | 6.54 | | 8,997 |
| Non-Qualified XIX | 7,413.032 | | 6.57 | | 48,704 |
| | 114,036.946 | | | $ | 761,029 |
| | | | | | |
| **ING Davis New York Venture Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 17,493.456 | $ | 8.12 | $ | 142,047 |
| Non-Qualified V (0.75) | 103,299.423 | | 8.39 | | 866,682 |
| Non-Qualified IX | 110.110 | | 7.79 | | 858 |
| Non-Qualified XIII | 38,658.386 | | 6.82 | | 263,650 |
| Non-Qualified XIV | 53,798.418 | | 6.77 | | 364,215 |
| Non-Qualified XV | 31,403.068 | | 6.74 | | 211,657 |
| Non-Qualified XVI | 16,438.051 | | 6.73 | | 110,628 |
| Non-Qualified XVIII | 1,241.370 | | 6.65 | | 8,255 |
| Non-Qualified XIX | 18,646.076 | | 6.67 | | 124,369 |
| Non-Qualified XX | 32.296 | | 9.91 | | 320 |
| Non-Qualified XXII | 900.743 | | 6.89 | | 6,206 |
| Non-Qualified XXIII | 2,729.447 | | 7.12 | | 19,434 |
| | 284,750.844 | | | $ | 2,118,321 |

147

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 31,509.609 | $ 11.56 | $ 364,251 |
| Non-Qualified V (0.75) | 81,613.418 | 11.95 | 975,280 |
| Non-Qualified IX | 2,337.836 | 11.36 | 26,558 |
| Non-Qualified XX | 10,794.797 | 13.27 | 143,247 |
| Non-Qualified XXIII | 2,769.730 | 7.53 | 20,856 |
| | 129,025.390 | | $ 1,530,192 |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 97,267.990 | $6.76 to $7.29 | $ 659,847 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 165,317.843 | 9.97 | 1,648,219 |
| Non-Qualified V (0.75) | 137,908.904 | 10.63 | 1,465,972 |
| Non-Qualified VII | 825,392.501 | 9.46 | 7,808,213 |
| Non-Qualified VIII | 127,133.595 | 6.52 | 828,911 |
| Non-Qualified IX | 6,504.847 | 9.68 | 62,967 |
| Non-Qualified X | 6,490.857 | 9.97 | 64,714 |
| Non-Qualified XII | 1,775.016 | 5.79 | 10,277 |
| Non-Qualified XIII | 250,683.150 | 5.46 | 1,368,730 |
| Non-Qualified XIV | 311,754.318 | 5.29 | 1,649,180 |
| Non-Qualified XV | 100,160.597 | 5.21 | 521,837 |
| Non-Qualified XVI | 15,531.595 | 3.65 | 56,690 |
| Non-Qualified XVIII | 4,820.352 | 3.52 | 16,968 |
| Non-Qualified XIX | 5,758.736 | 3.56 | 20,501 |
| Non-Qualified XX | 201.094 | 9.65 | 1,941 |
| Non-Qualified XXIII | 16,460.190 | 6.88 | 113,246 |
| | 2,073,161.585 | | $ 16,298,213 |
| **ING Neuberger Berman Partners Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 437,056.724 | $5.30 to $5.44 | $ 2,375,303 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 654,834.652 | 5.34 | 3,496,817 |
| Non-Qualified VIII | 214,304.933 | 5.37 | 1,150,817 |
| Non-Qualified XIII | 394,081.104 | 5.41 | 2,131,979 |
| Non-Qualified XIV | 630,778.123 | 5.36 | 3,380,971 |
| Non-Qualified XV | 202,447.506 | 5.34 | 1,081,070 |
| Non-Qualified XVI | 33,313.796 | 5.34 | 177,896 |
| Non-Qualified XVIII | 15,338.662 | 5.27 | 80,835 |
| Non-Qualified XIX | 31,946.096 | 5.29 | 168,995 |
| | 2,614,101.596 | | $ 14,044,683 |
| **ING Neuberger Berman Partners Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 20,699.331 | $ 5.40 | $ 111,776 |
| Non-Qualified V (0.75) | 20,888.131 | 5.48 | 114,467 |
| | 41,587.462 | | $ 226,243 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 304,143.773 | $8.41 to $8.46 | $ 2,557,873 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 567,229.726 | 8.42 | 4,776,074 |
| Non-Qualified V (0.75) | 1,640,129.444 | 8.59 | 14,088,712 |
| Non-Qualified VII | 3,175,943.035 | 8.64 | 27,440,148 |
| Non-Qualified VIII | 472,211.861 | 8.68 | 4,098,799 |
| Non-Qualified IX | 34,332.384 | 8.34 | 286,332 |
| Non-Qualified X | 18,704.473 | 8.42 | 157,492 |
| Non-Qualified XII | 10,499.355 | 8.57 | 89,979 |
| Non-Qualified XIII | 1,090,401.099 | 8.78 | 9,573,722 |
| Non-Qualified XIV | 1,047,042.467 | 8.68 | 9,088,329 |
| Non-Qualified XV | 326,326.932 | 8.64 | 2,819,465 |
| Non-Qualified XVI | 43,548.981 | 8.62 | 375,392 |
| Non-Qualified XVIII | 7,176.102 | 8.47 | 60,782 |
| Non-Qualified XIX | 57,847.344 | 8.52 | 492,859 |
| Non-Qualified XX | 27,487.293 | 8.52 | 234,192 |
| Non-Qualified XXII | 2,273.146 | 7.20 | 16,367 |
| Non-Qualified XXIII | 66,468.703 | 7.00 | 465,281 |
| | 8,891,766.118 | | $ 76,621,798 |
| **ING Oppenheimer Strategic Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 254,002.599 | $9.36 to $9.88 | $ 2,468,712 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 208,418.208 | 9.60 | 2,000,815 |
| Non-Qualified V (0.75) | 474,155.378 | 9.79 | 4,641,981 |
| Non-Qualified VII | 1,075,638.876 | 9.65 | 10,379,915 |
| Non-Qualified VIII | 214,791.016 | 9.70 | 2,083,473 |
| Non-Qualified IX | 5,828.066 | 9.51 | 55,425 |
| Non-Qualified X | 32,500.861 | 9.60 | 312,008 |
| Non-Qualified XII | 4,003.007 | 9.77 | 39,109 |
| Non-Qualified XIII | 804,002.439 | 9.81 | 7,887,264 |
| Non-Qualified XIV | 877,000.294 | 9.70 | 8,506,903 |
| Non-Qualified XV | 312,909.000 | 9.65 | 3,019,572 |
| Non-Qualified XVI | 154,605.354 | 9.63 | 1,488,850 |
| Non-Qualified XVIII | 15,898.938 | 9.47 | 150,563 |
| Non-Qualified XIX | 86,526.736 | 9.52 | 823,735 |
| Non-Qualified XX | 9,583.173 | 9.72 | 93,148 |
| Non-Qualified XXII | 826.021 | 9.51 | 7,855 |
| Non-Qualified XXIII | 8,125.396 | 8.33 | 67,685 |
| | 4,538,815.362 | | $ 44,027,013 |
| **ING Oppenheimer Strategic Income Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 1,624.683 | $ 9.57 | $ 15,548 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 136,664.593 | $ 12.51 | $ 1,709,674 |
| Non-Qualified V (0.75) | 584,272.004 | 12.94 | 7,560,480 |
| Non-Qualified IX | 23,946.116 | 12.30 | 294,537 |
| Non-Qualified XX | 25,977.366 | 12.48 | 324,198 |
| Non-Qualified XXII | 1,560.149 | 10.99 | 17,146 |
| Non-Qualified XXIII | 3,417.259 | 9.96 | 34,036 |
| | 775,837.487 | | $ 9,940,071 |
| | | | |
| **ING Pioneer High Yield Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 176,487.249 | $ 7.30 | $ 1,288,357 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 5,719.763 | 7.73 | 44,214 |
| Non-Qualified V (0.75) | 18,820.679 | 7.83 | 147,366 |
| Non-Qualified VII | 515,491.923 | 7.24 | 3,732,162 |
| Non-Qualified VIII | 104,354.068 | 7.24 | 755,523 |
| Non-Qualified XII | 95.141 | 7.82 | 744 |
| Non-Qualified XIII | 300,690.629 | 7.25 | 2,180,007 |
| Non-Qualified XIV | 422,502.314 | 7.24 | 3,058,917 |
| Non-Qualified XV | 114,556.512 | 7.24 | 829,389 |
| Non-Qualified XVI | 39,464.883 | 7.24 | 285,726 |
| Non-Qualified XVIII | 13,504.288 | 7.22 | 97,501 |
| Non-Qualified XIX | 32,835.068 | 7.23 | 237,398 |
| Non-Qualified XX | 1,429.297 | 7.79 | 11,134 |
| | 1,745,951.814 | | $ 12,668,438 |
| | | | |
| **ING Solution 2015 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 26,624.607 | $ 8.72 | $ 232,167 |
| Non-Qualified V (0.75) | 181,408.596 | 8.88 | 1,610,908 |
| Non-Qualified IX | 16,174.120 | 8.64 | 139,744 |
| Non-Qualified XXIII | 55,546.342 | 7.92 | 439,927 |
| | 279,753.665 | | $ 2,422,746 |
| | | | |
| **ING Solution 2025 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 14,939.814 | $ 8.19 | $ 122,357 |
| Non-Qualified V (0.75) | 79,098.432 | 8.34 | 659,681 |
| Non-Qualified XX | 438.818 | 8.28 | 3,633 |
| Non-Qualified XXIII | 91,701.707 | 7.43 | 681,344 |
| | 186,178.771 | | $ 1,467,015 |
| | | | |
| **ING Solution 2035 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 2,678.226 | $ 8.07 | $ 21,613 |
| Non-Qualified V (0.75) | 62,190.476 | 8.22 | 511,206 |
| Non-Qualified XXIII | 92,142.925 | 7.20 | 663,429 |
| | 157,011.627 | | $ 1,196,248 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2045 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 7,599.254 | $ 7.95 | $ 60,414 |
| Non-Qualified V (0.75) | 59,614.905 | 8.10 | 482,881 |
| Non-Qualified XX | 405.121 | 8.04 | 3,257 |
| Non-Qualified XXIII | 31,225.276 | 6.95 | 217,016 |
| | 98,844.556 | | $ 763,568 |
| | | | |
| **ING Solution Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 123,430.797 | $ 9.52 | $ 1,175,061 |
| Non-Qualified XXIII | 20,072.565 | 8.67 | 174,029 |
| | 143,503.362 | | $ 1,349,090 |
| | | | |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio** | | | |
| **- Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 477,756.560 | $ 7.52 | $ 3,592,729 |
| Non-Qualified V (0.75) | 608,109.830 | 7.66 | 4,658,121 |
| Non-Qualified VII | 952,194.528 | 7.88 | 7,503,293 |
| Non-Qualified VIII | 154,333.963 | 7.92 | 1,222,325 |
| Non-Qualified IX | 31,481.105 | 7.44 | 234,219 |
| Non-Qualified X | 17,418.299 | 7.52 | 130,986 |
| Non-Qualified XII | 6,675.180 | 7.65 | 51,065 |
| Non-Qualified XIII | 824,868.437 | 8.01 | 6,607,196 |
| Non-Qualified XIV | 710,683.927 | 7.92 | 5,628,617 |
| Non-Qualified XV | 289,588.751 | 7.88 | 2,281,959 |
| Non-Qualified XVI | 19,244.564 | 7.86 | 151,262 |
| Non-Qualified XVIII | 10,717.027 | 7.73 | 82,843 |
| Non-Qualified XIX | 18,724.681 | 7.78 | 145,678 |
| Non-Qualified XX | 1,315.750 | 7.60 | 10,000 |
| Non-Qualified XXII | 1,931.673 | 7.09 | 13,696 |
| Non-Qualified XXIII | 53,277.640 | 6.30 | 335,649 |
| | 4,178,321.915 | | $ 32,649,638 |
| | | | |
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 324,951.128 | $7.67 to $9.89 | $ 3,200,625 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 102,325.947 | 14.84 | 1,518,517 |
| Non-Qualified V (0.75) | 236,010.358 | 15.83 | 3,736,044 |
| Non-Qualified VII | 810,651.410 | 18.58 | 15,061,903 |
| Non-Qualified VIII | 86,676.048 | 13.63 | 1,181,395 |
| Non-Qualified IX | 10,532.786 | 14.41 | 151,777 |
| Non-Qualified X | 5,445.771 | 14.84 | 80,815 |
| Non-Qualified XII | 2,658.954 | 9.34 | 24,835 |
| Non-Qualified XX | 8,699.301 | 10.16 | 88,385 |
| Non-Qualified XXII | 1,309.198 | 7.07 | 9,256 |
| Non-Qualified XXIII | 23,781.077 | 6.64 | 157,906 |
| | 1,613,041.978 | | $ 25,211,458 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 199,923.390 | $6.24 to $6.26 | $ 1,247,707 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 465,424.428 | 6.28 | 2,922,865 |
| Non-Qualified V (0.75) | 431,715.637 | 6.31 | 2,724,126 |
| Non-Qualified VII | 251,703.183 | 6.24 | 1,570,628 |
| Non-Qualified VIII | 65,676.818 | 6.25 | 410,480 |
| Non-Qualified IX | 14,442.936 | 6.27 | 90,557 |
| Non-Qualified X | 8,166.709 | 6.28 | 51,287 |
| Non-Qualified XII | 6,775.124 | 6.31 | 42,751 |
| Non-Qualified XIII | 541,950.058 | 6.26 | 3,392,607 |
| Non-Qualified XIV | 638,393.283 | 6.25 | 3,989,958 |
| Non-Qualified XV | 174,554.136 | 6.24 | 1,089,218 |
| Non-Qualified XVI | 49,750.726 | 6.24 | 310,445 |
| Non-Qualified XVIII | 18,851.905 | 6.22 | 117,259 |
| Non-Qualified XIX | 30,347.244 | 6.23 | 189,063 |
| Non-Qualified XX | 2,857.300 | 6.30 | 18,001 |
| Non-Qualified XXIII | 10,720.612 | 6.93 | 74,294 |
| | 2,911,253.489 | | $ 18,241,246 |
| **ING Thornburg Value Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 154,113.612 | $7.91 to $11.74 | $ 1,800,039 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 97,407.006 | 19.26 | 1,876,059 |
| Non-Qualified V (0.75) | 101,059.220 | 20.54 | 2,075,756 |
| Non-Qualified VII | 222,200.946 | 9.00 | 1,999,809 |
| Non-Qualified VIII | 48,062.878 | 9.16 | 440,256 |
| Non-Qualified IX | 3,271.198 | 18.70 | 61,171 |
| Non-Qualified X | 3,714.665 | 19.26 | 71,544 |
| Non-Qualified XIII | 300,733.547 | 7.57 | 2,276,553 |
| Non-Qualified XIV | 281,873.969 | 7.33 | 2,066,136 |
| Non-Qualified XV | 68,786.605 | 7.22 | 496,639 |
| Non-Qualified XVI | 20,221.647 | 4.56 | 92,211 |
| Non-Qualified XVIII | 6,020.779 | 4.39 | 26,431 |
| Non-Qualified XIX | 18,956.620 | 4.45 | 84,357 |
| Non-Qualified XX | 287.194 | 9.79 | 2,812 |
| Non-Qualified XXIII | 7,146.685 | 7.18 | 51,313 |
| | 1,333,856.571 | | $ 13,421,086 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 181,081.482 | $ 10.53 | $ 1,906,788 |
| Non-Qualified V (0.75) | 179,961.069 | 11.23 | 2,020,963 |
| Non-Qualified VI | 18,434.566 | 8.95 | 164,989 |
| Non-Qualified VII | 586,786.154 | 10.26 | 6,020,426 |
| Non-Qualified VIII | 80,969.208 | 7.16 | 579,740 |
| Non-Qualified IX | 8,494.394 | 10.22 | 86,813 |
| Non-Qualified X | 74,615.045 | 10.53 | 785,696 |
| Non-Qualified XI | 6,261.773 | 8.95 | 56,043 |
| Non-Qualified XIII | 195,454.271 | 7.08 | 1,383,816 |
| Non-Qualified XIV | 236,400.118 | 6.86 | 1,621,705 |
| Non-Qualified XV | 66,661.524 | 6.75 | 449,965 |
| Non-Qualified XVI | 11,845.115 | 5.05 | 59,818 |
| Non-Qualified XVIII | 16,056.251 | 4.86 | 78,033 |
| Non-Qualified XIX | 3,149.671 | 4.92 | 15,496 |
| Non-Qualified XX | 243.898 | 9.76 | 2,380 |
| Non-Qualified XXIII | 9,298.635 | 6.93 | 64,440 |
| | 1,675,713.174 | | $ 15,297,111 |
| | | | |
| **ING Van Kampen Comstock Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 21,623.820 | $ 8.68 | $ 187,695 |
| Non-Qualified V (0.75) | 120,704.424 | 8.98 | 1,083,926 |
| Non-Qualified IX | 2,559.994 | 8.54 | 21,862 |
| Non-Qualified XX | 6,878.137 | 10.26 | 70,570 |
| Non-Qualified XXIII | 820.235 | 7.41 | 6,078 |
| | 152,586.610 | | $ 1,370,131 |
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 413,809.730 | $ 9.20 | $ 3,807,050 |
| Non-Qualified V (0.75) | 614,576.593 | 9.38 | 5,764,728 |
| Non-Qualified VII | 1,655,410.378 | 9.32 | 15,428,425 |
| Non-Qualified VIII | 437,175.745 | 9.38 | 4,100,708 |
| Non-Qualified IX | 5,717.358 | 9.11 | 52,085 |
| Non-Qualified X | 6,324.976 | 9.20 | 58,190 |
| Non-Qualified XII | 587.430 | 9.37 | 5,504 |
| Non-Qualified XIII | 1,577,267.278 | 9.48 | 14,952,494 |
| Non-Qualified XIV | 1,750,546.005 | 9.38 | 16,420,122 |
| Non-Qualified XV | 562,571.344 | 9.32 | 5,243,165 |
| Non-Qualified XVI | 63,450.082 | 9.31 | 590,720 |
| Non-Qualified XVIII | 6,525.010 | 9.15 | 59,704 |
| Non-Qualified XIX | 67,482.790 | 9.20 | 620,842 |
| Non-Qualified XX | 17,039.209 | 9.31 | 158,635 |
| Non-Qualified XXIII | 3,627.397 | 8.39 | 30,434 |
| | 7,182,111.325 | | $ 67,292,806 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Conservative Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 158,688.985 | $ 12.83 | $ 2,035,980 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 41,707.524 | 14.53 | 606,010 |
| Non-Qualified V (0.75) | 25,742.642 | 15.49 | 398,754 |
| Non-Qualified VII | 267,453.480 | 14.22 | 3,803,188 |
| Non-Qualified VIII | 99,062.041 | 13.46 | 1,333,375 |
| Non-Qualified IX | 847.190 | 14.11 | 11,954 |
| Non-Qualified X | 5,339.379 | 15.13 | 80,785 |
| Non-Qualified XXIII | 977.531 | 8.30 | 8,114 |
| | 599,818.772 | | $ 8,278,160 |
| | | | |
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 216,295.437 | $6.85 to $9.37 | $ 2,008,183 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 39,243.282 | 13.63 | 534,886 |
| Non-Qualified V (0.75) | 123,173.008 | 14.54 | 1,790,936 |
| Non-Qualified VII | 226,770.591 | 13.34 | 3,025,120 |
| Non-Qualified VIII | 45,437.198 | 12.04 | 547,064 |
| Non-Qualified IX | 2,191.398 | 13.24 | 29,014 |
| Non-Qualified X | 9,860.958 | 14.20 | 140,026 |
| Non-Qualified XX | 4,515.806 | 10.02 | 45,248 |
| Non-Qualified XXIII | 43,260.794 | 7.34 | 317,534 |
| | 710,748.472 | | $ 8,438,011 |
| | | | |
| **ING VP Strategic Allocation Moderate Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 237,073.228 | $7.62 to $9.93 | $ 2,339,104 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 37,418.289 | 13.94 | 521,611 |
| Non-Qualified V (0.75) | 71,744.781 | 14.87 | 1,066,845 |
| Non-Qualified VII | 345,607.587 | 13.65 | 4,717,544 |
| Non-Qualified VIII | 69,230.159 | 12.54 | 868,146 |
| Non-Qualified X | 2,679.163 | 14.52 | 38,901 |
| Non-Qualified XX | 3,933.474 | 10.26 | 40,357 |
| Non-Qualified XXIII | 2,029.675 | 7.79 | 15,811 |
| | 769,716.356 | | $ 9,608,319 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 1,255,849.174 | $5.16 to $200.72 | $    45,472,782 |
| Contracts in accumulation period: | | | |
| Non-Qualified 1964 | 958.674 | 170.64 | 163,588 |
| Non-Qualified V | 1,651,069.438 | 15.90 | 26,252,004 |
| Non-Qualified V (0.75) | 3,039,549.042 | 16.95 | 51,520,356 |
| Non-Qualified VI | 570,115.308 | 14.98 | 8,540,327 |
| Non-Qualified VII | 1,428,705.761 | 15.60 | 22,287,810 |
| Non-Qualified VIII | 298,241.576 | 10.59 | 3,158,378 |
| Non-Qualified IX | 42,279.439 | 15.44 | 652,795 |
| Non-Qualified X | 659,378.690 | 16.36 | 10,787,435 |
| Non-Qualified XI | 7,050.926 | 15.42 | 108,725 |
| Non-Qualified XII | 39,014.872 | 6.81 | 265,691 |
| Non-Qualified XIII | 835,276.100 | 6.50 | 5,429,295 |
| Non-Qualified XIV | 545,596.286 | 6.30 | 3,437,257 |
| Non-Qualified XV | 289,631.353 | 6.20 | 1,795,714 |
| Non-Qualified XVI | 510,836.096 | 5.52 | 2,819,815 |
| Non-Qualified XVIII | 43,499.573 | 5.32 | 231,418 |
| Non-Qualified XIX | 472,253.796 | 5.38 | 2,540,725 |
| Non-Qualified XX | 27,882.949 | 9.73 | 271,301 |
| Non-Qualified XXII | 2,278.854 | 7.28 | 16,590 |
| Non-Qualified XXIII | 129,790.927 | 7.14 | 926,707 |
| | 11,849,258.834 | | $   186,678,713 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 3** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 384,039.505 | $        10.00 | $      3,840,395 |
| Non-Qualified VIII | 212,580.904 | 10.08 | 2,142,816 |
| Non-Qualified XIII | 319,865.921 | 10.23 | 3,272,228 |
| Non-Qualified XIV | 192,003.056 | 10.08 | 1,935,391 |
| Non-Qualified XV | 89,950.305 | 10.00 | 899,503 |
| Non-Qualified XVI | 238,686.458 | 9.98 | 2,382,091 |
| Non-Qualified XVIII | 12,658.613 | 9.75 | 123,421 |
| Non-Qualified XIX | 225,178.452 | 9.82 | 2,211,252 |
| | 1,674,963.214 | | $     16,807,097 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 4** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 22,457.310 | $        10.26 | $        230,412 |
| Non-Qualified VIII | 670.731 | 10.33 | 6,929 |
| Non-Qualified XIII | 52,057.459 | 10.48 | 545,562 |
| Non-Qualified XIV | 64,985.535 | 10.33 | 671,301 |
| Non-Qualified XV | 19,381.245 | 10.26 | 198,852 |
| Non-Qualified XVI | 34,485.800 | 10.23 | 352,790 |
| Non-Qualified XVIII | 1,864.949 | 10.01 | 18,668 |
| Non-Qualified XIX | 51,473.514 | 10.08 | 518,853 |
| | 247,376.543 | | $      2,543,367 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 12,280.043 | $        10.48 | $        128,695 |
| Non-Qualified VIII | 4,819.226 | 10.55 | 50,843 |
| Non-Qualified XIII | 93,885.939 | 10.70 | 1,004,580 |
| Non-Qualified XIV | 11,879.819 | 10.55 | 125,332 |
| Non-Qualified XV | 14,610.115 | 10.48 | 153,114 |
| Non-Qualified XVI | 10,143.060 | 10.46 | 106,096 |
| Non-Qualified XIX | 11,327.404 | 10.31 | 116,786 |
| | 158,945.606 | | $        1,685,446 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 258,442.859 | $        10.26 | $        2,651,624 |
| Non-Qualified VIII | 62,771.358 | 10.33 | 648,428 |
| Non-Qualified XIII | 601,730.817 | 10.46 | 6,294,104 |
| Non-Qualified XIV | 760,570.089 | 10.33 | 7,856,689 |
| Non-Qualified XV | 411,265.477 | 10.26 | 4,219,584 |
| Non-Qualified XVI | 22,932.824 | 10.24 | 234,832 |
| Non-Qualified XIX | 53,473.690 | 10.10 | 540,084 |
| | 2,171,187.114 | | $        22,445,345 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 7** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 135,647.364 | $        10.26 | $        1,391,742 |
| Non-Qualified VIII | 5,158.985 | 10.32 | 53,241 |
| Non-Qualified XIII | 296,993.978 | 10.45 | 3,103,587 |
| Non-Qualified XIV | 382,193.550 | 10.32 | 3,944,237 |
| Non-Qualified XV | 357,191.962 | 10.26 | 3,664,790 |
| Non-Qualified XVI | 5,239.242 | 10.24 | 53,650 |
| Non-Qualified XIX | 37,724.723 | 10.11 | 381,397 |
| | 1,220,149.804 | | $        12,592,644 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 8** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 126,826.120 | $        10.23 | $        1,297,431 |
| Non-Qualified VIII | 17,239.636 | 10.30 | 177,568 |
| Non-Qualified XIII | 374,758.479 | 10.39 | 3,893,741 |
| Non-Qualified XIV | 287,848.671 | 10.27 | 2,956,206 |
| Non-Qualified XV | 238,145.808 | 10.21 | 2,431,469 |
| Non-Qualified XVI | 9,388.251 | 10.19 | 95,666 |
| Non-Qualified XVIII | 175.338 | 10.02 | 1,757 |
| Non-Qualified XIX | 6,738.088 | 10.08 | 67,920 |
| | 1,061,120.391 | | $        10,921,758 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 9** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified VII | 23,117.454 | $ | 10.22 | $ | 236,260 |
| Non-Qualified XIII | 298,188.122 | | 10.37 | | 3,092,211 |
| Non-Qualified XIV | 257,590.415 | | 10.26 | | 2,642,878 |
| Non-Qualified XV | 192,774.306 | | 10.21 | | 1,968,226 |
| Non-Qualified XVI | 448.012 | | 10.19 | | 4,565 |
| Non-Qualified XIX | 18,450.164 | | 10.08 | | 185,978 |
| | 790,568.473 | | | $ | 8,130,118 |
| **ING GET U.S. Core Portfolio - Series 10** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified VII | 9,763.297 | $ | 10.31 | $ | 100,660 |
| Non-Qualified VIII | 18,464.978 | | 10.37 | | 191,482 |
| Non-Qualified XIII | 187,805.117 | | 10.44 | | 1,960,685 |
| Non-Qualified XIV | 213,815.560 | | 10.34 | | 2,210,853 |
| Non-Qualified XV | 191,437.077 | | 10.29 | | 1,969,888 |
| Non-Qualified XVI | 141.361 | | 10.27 | | 1,452 |
| Non-Qualified XIX | 8,520.617 | | 10.17 | | 86,655 |
| | 629,948.007 | | | $ | 6,521,675 |
| **ING GET U.S. Core Portfolio - Series 11** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified VII | 16,603.502 | $ | 10.46 | $ | 173,673 |
| Non-Qualified VIII | 707.753 | | 10.51 | | 7,438 |
| Non-Qualified XIII | 295,619.130 | | 10.61 | | 3,136,519 |
| Non-Qualified XIV | 323,564.888 | | 10.51 | | 3,400,667 |
| Non-Qualified XV | 99,316.631 | | 10.46 | | 1,038,852 |
| Non-Qualified XVI | 30,770.333 | | 10.45 | | 321,550 |
| Non-Qualified XVIII | 3,498.785 | | 10.30 | | 36,037 |
| Non-Qualified XIX | 1,477.134 | | 10.35 | | 15,288 |
| | 771,558.156 | | | $ | 8,130,024 |
| **ING GET U.S. Core Portfolio - Series 12** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified VII | 47,029.084 | $ | 10.41 | $ | 489,573 |
| Non-Qualified VIII | 5,803.620 | | 10.46 | | 60,706 |
| Non-Qualified XIII | 878,206.474 | | 10.55 | | 9,265,078 |
| Non-Qualified XIV | 523,031.448 | | 10.46 | | 5,470,909 |
| Non-Qualified XV | 439,689.496 | | 10.41 | | 4,577,168 |
| Non-Qualified XVI | 28,017.300 | | 10.40 | | 291,380 |
| Non-Qualified XVIII | 13,912.736 | | 10.26 | | 142,745 |
| Non-Qualified XIX | 10,033.926 | | 10.31 | | 103,450 |
| | 1,945,724.084 | | | $ | 20,401,009 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 13** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified VII | 57,640.856 | $ | 10.42 | $ | 600,618 |
| Non-Qualified VIII | 3,222.222 | | 10.46 | | 33,704 |
| Non-Qualified XIII | 911,511.467 | | 10.54 | | 9,607,331 |
| Non-Qualified XIV | 494,037.849 | | 10.46 | | 5,167,636 |
| Non-Qualified XV | 336,217.107 | | 10.42 | | 3,503,382 |
| Non-Qualified XVI | 14,845.416 | | 10.41 | | 154,541 |
| Non-Qualified XIX | 35,676.319 | | 10.33 | | 368,536 |
| | 1,853,151.236 | | | $ | 19,435,748 |
| **ING GET U.S. Core Portfolio - Series 14** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified VII | 33,778.992 | $ | 10.34 | $ | 349,275 |
| Non-Qualified VIII | 4,292.833 | | 10.38 | | 44,560 |
| Non-Qualified XIII | 459,856.103 | | 10.44 | | 4,800,898 |
| Non-Qualified XIV | 264,953.394 | | 10.38 | | 2,750,216 |
| Non-Qualified XV | 50,304.777 | | 10.34 | | 520,151 |
| Non-Qualified XVI | 455,094.828 | | 10.33 | | 4,701,130 |
| Non-Qualified XVIII | 251,621.686 | | 10.24 | | 2,576,606 |
| Non-Qualified XIX | 520,739.404 | | 10.27 | | 5,347,994 |
| | 2,040,642.017 | | | $ | 21,090,830 |
| **ING BlackRock Global Science and Technology Portfolio - Class I** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 87,831.622 | $ | 2.94 | $ | 258,225 |
| Non-Qualified V (0.75) | 366,248.505 | | 3.07 | | 1,124,383 |
| Non-Qualified VII | 252,696.152 | | 2.90 | | 732,819 |
| Non-Qualified VIII | 23,732.599 | | 2.94 | | 69,774 |
| Non-Qualified IX | 5,391.910 | | 2.88 | | 15,529 |
| Non-Qualified XII | 1,495.552 | | 3.06 | | 4,576 |
| Non-Qualified XIII | 255,180.288 | | 3.02 | | 770,644 |
| Non-Qualified XIV | 201,094.847 | | 2.94 | | 591,219 |
| Non-Qualified XV | 27,538.221 | | 2.90 | | 79,861 |
| Non-Qualified XVI | 9,707.417 | | 3.02 | | 29,316 |
| Non-Qualified XVIII | 3,286.519 | | 2.91 | | 9,564 |
| Non-Qualified XIX | 8,377.515 | | 2.95 | | 24,714 |
| Non-Qualified XX | 864.948 | | 9.89 | | 8,554 |
| Non-Qualified XXIII | 3,523.464 | | 6.87 | | 24,206 |
| | 1,246,969.559 | | | $ | 3,743,384 |
| **ING International Index Portfolio - Class I** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V (0.75) | 34,636.247 | $ | 5.94 | $ | 205,739 |
| Non-Qualified IX | 896.019 | | 5.91 | | 5,295 |
| | 35,532.266 | | | $ | 211,034 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lehman Brothers U.S. Aggregate Bond Index®** | | | |
| **Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 636.542 | $ 10.19 | $ 6,486 |
| Non-Qualified V (0.75) | 8,791.789 | 10.22 | 89,852 |
| | 9,428.331 | | $ 96,338 |
| | | | |
| **ING Opportunistic Large Cap Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 105,165.872 | $7.35 to $10.29 | $ 1,060,922 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 19,373.839 | 10.07 | 195,095 |
| Non-Qualified V (0.75) | 117,293.109 | 10.68 | 1,252,690 |
| Non-Qualified VII | 144,916.556 | 9.88 | 1,431,776 |
| Non-Qualified VIII | 52,466.917 | 10.06 | 527,817 |
| Non-Qualified IX | 1,327.768 | 9.78 | 12,986 |
| Non-Qualified XII | 74.599 | 6.63 | 495 |
| Non-Qualified XIII | 268,461.194 | 6.07 | 1,629,559 |
| Non-Qualified XIV | 238,538.823 | 5.88 | 1,402,608 |
| Non-Qualified XV | 41,584.401 | 5.79 | 240,774 |
| Non-Qualified XVI | 27,610.705 | 3.83 | 105,749 |
| Non-Qualified XVIII | 3,817.512 | 3.69 | 14,087 |
| Non-Qualified XIX | 14,970.732 | 3.73 | 55,841 |
| Non-Qualified XX | 912.830 | 8.99 | 8,206 |
| Non-Qualified XXIII | 3,576.974 | 6.89 | 24,645 |
| | 1,040,091.831 | | $ 7,963,250 |
| | | | |
| **ING Opportunistic Large Cap Value Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 14,498.251 | $ 14.10 | $ 204,425 |
| Non-Qualified V (0.75) | 76,301.601 | 14.95 | 1,140,709 |
| Non-Qualified VII | 197,466.924 | 13.84 | 2,732,942 |
| Non-Qualified VIII | 31,880.161 | 14.09 | 449,191 |
| Non-Qualified IX | 655.258 | 13.69 | 8,970 |
| Non-Qualified X | 5,302.811 | 14.10 | 74,770 |
| Non-Qualified XII | 2,952.682 | 10.09 | 29,793 |
| Non-Qualified XX | 721.724 | 9.70 | 7,001 |
| Non-Qualified XXIII | 4,491.103 | 7.66 | 34,402 |
| | 334,270.515 | | $ 4,682,203 |
| | | | |
| **ING Opportunistic Large Cap Value Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 9,510.984 | $ 7.38 | $ 70,191 |
| Non-Qualified XIV | 25,063.501 | 7.31 | 183,214 |
| Non-Qualified XV | 1,840.572 | 7.27 | 13,381 |
| Non-Qualified XVI | 1,052.818 | 7.26 | 7,643 |
| Non-Qualified XVIII | 1,479.434 | 7.16 | 10,593 |
| | 38,947.309 | | $ 285,022 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 191.012 | $ 6.63 | $ 1,266 |
| Non-Qualified V (0.75) | 96,189.140 | 6.65 | 639,658 |
| | 96,380.152 | | $ 640,924 |
| **ING Russell™ Mid Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 4,932.142 | $ 5.93 | 29,248 |
| **ING Russell™ Small Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 5,072.255 | $ 6.97 | 35,354 |
| **ING VP Index Plus LargeCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 1,525,175.592 | $6.07 to $12.34 | $ 17,687,273 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 101,252.071 | 14.04 | 1,421,579 |
| Non-Qualified V (0.75) | 726,462.370 | 14.93 | 10,846,083 |
| Non-Qualified VII | 551,984.857 | 13.77 | 7,600,831 |
| Non-Qualified VIII | 193,665.602 | 13.79 | 2,670,649 |
| Non-Qualified IX | 8,127.960 | 13.64 | 110,865 |
| Non-Qualified XII | 12,887.423 | 8.68 | 111,863 |
| Non-Qualified XIII | 1,516,955.370 | 8.26 | 12,530,051 |
| Non-Qualified XIV | 1,173,295.166 | 8.00 | 9,386,361 |
| Non-Qualified XV | 578,160.836 | 7.87 | 4,550,126 |
| Non-Qualified XVI | 915,081.332 | 6.03 | 5,517,940 |
| Non-Qualified XVIII | 198,589.778 | 5.80 | 1,151,821 |
| Non-Qualified XIX | 889,354.536 | 5.88 | 5,229,405 |
| Non-Qualified XX | 88,182.176 | 9.96 | 878,294 |
| Non-Qualified XXIII | 28,883.501 | 7.47 | 215,760 |
| | 8,508,058.570 | | $ 79,908,901 |
| **ING VP Index Plus MidCap Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 54,703.634 | $ 14.32 | $ 783,356 |
| Non-Qualified V (0.75) | 444,441.250 | 15.11 | 6,715,507 |
| Non-Qualified IX | 5,733.470 | 13.94 | 79,925 |
| Non-Qualified XII | 7,636.275 | 15.69 | 119,813 |
| Non-Qualified XX | 3,346.065 | 11.25 | 37,643 |
| Non-Qualified XXII | 293.377 | 7.08 | 2,077 |
| Non-Qualified XXIII | 11,018.258 | 6.85 | 75,475 |
| | 527,172.329 | | $ 7,813,796 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 47,803.173 | $ 10.67 | $ 510,060 |
| Non-Qualified V (0.75) | 236,947.657 | 11.25 | 2,665,661 |
| Non-Qualified IX | 5,450.892 | 10.39 | 56,635 |
| Non-Qualified XII | 12,416.339 | 12.08 | 149,989 |
| Non-Qualified XX | 2,464.659 | 11.25 | 27,727 |
| Non-Qualified XXIII | 7,500.657 | 7.28 | 54,605 |
| | 312,583.377 | | $ 3,464,677 |
| | | | |
| **ING VP Small Company Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 195,787.490 | $9.69 to $19.99 | $ 3,850,010 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 16,287.896 | 19.83 | 322,989 |
| Non-Qualified V (0.75) | 122,456.890 | 21.03 | 2,575,268 |
| Non-Qualified VII | 334,611.366 | 19.47 | 6,514,883 |
| Non-Qualified VIII | 99,966.462 | 19.82 | 1,981,335 |
| Non-Qualified IX | 1,897.547 | 19.26 | 36,547 |
| Non-Qualified X | 4,067.461 | 19.83 | 80,658 |
| Non-Qualified XII | 1,079.102 | 14.48 | 15,625 |
| Non-Qualified XIII | 400,461.781 | 14.02 | 5,614,474 |
| Non-Qualified XIV | 357,244.331 | 13.58 | 4,851,378 |
| Non-Qualified XV | 82,713.775 | 13.37 | 1,105,883 |
| Non-Qualified XVI | 38,508.287 | 9.70 | 373,530 |
| Non-Qualified XVIII | 12,111.066 | 9.34 | 113,117 |
| Non-Qualified XIX | 31,448.726 | 9.46 | 297,505 |
| Non-Qualified XX | 415.697 | 12.76 | 5,304 |
| Non-Qualified XXIII | 17,942.715 | 7.27 | 130,444 |
| | 1,717,000.592 | | $ 27,868,950 |
| | | | |
| **ING VP International Value Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 41,950.634 | $ 10.38 | $ 435,448 |
| Non-Qualified V (0.75) | 274,451.176 | 10.78 | 2,958,584 |
| Non-Qualified IX | 11,587.717 | 10.19 | 118,079 |
| Non-Qualified XII | 4,520.699 | 10.74 | 48,552 |
| Non-Qualified XX | 1,944.192 | 11.71 | 22,766 |
| Non-Qualified XXIII | 3,516.715 | 6.66 | 23,421 |
| | 337,971.133 | | $ 3,606,850 |
| | | | |
| **ING VP MidCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 10,376.127 | $ 9.12 | $ 94,630 |
| Non-Qualified V (0.75) | 40,315.300 | 9.47 | 381,786 |
| Non-Qualified XII | 446.316 | 9.44 | 4,213 |
| Non-Qualified XXIII | 2,555.026 | 6.94 | 17,732 |
| | 53,692.769 | | $ 498,361 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP MidCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 116,505.872 | $ 8.26 | $ 962,339 |
| Non-Qualified XIV | 121,642.145 | 8.07 | 981,652 |
| Non-Qualified XV | 48,963.361 | 7.97 | 390,238 |
| Non-Qualified XVI | 25,073.287 | 7.94 | 199,082 |
| Non-Qualified XVIII | 2,771.934 | 7.67 | 21,261 |
| Non-Qualified XIX | 21,352.606 | 7.76 | 165,696 |
| | 336,309.205 | | $ 2,720,268 |
| | | | |
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 5,261.174 | $ 6.25 | $ 32,882 |
| Non-Qualified V (0.75) | 31,737.656 | 6.49 | 205,977 |
| Non-Qualified XII | 9,679.316 | 6.46 | 62,528 |
| Non-Qualified XX | 20,179.685 | 10.89 | 219,757 |
| Non-Qualified XXIII | 168.822 | 6.97 | 1,177 |
| | 67,026.653 | | $ 522,321 |
| | | | |
| **ING VP SmallCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 121,747.786 | $ 5.98 | $ 728,052 |
| Non-Qualified XIV | 104,013.408 | 5.84 | 607,438 |
| Non-Qualified XV | 47,905.438 | 5.77 | 276,414 |
| Non-Qualified XVI | 19,559.118 | 5.75 | 112,465 |
| Non-Qualified XVIII | 4,971.449 | 5.55 | 27,592 |
| Non-Qualified XIX | 22,059.676 | 5.61 | 123,755 |
| | 320,256.875 | | $ 1,875,716 |
| | | | |
| **ING VP Balanced Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 1,139,618.359 | $7.72 to $28.83 | $ 23,051,976 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 720,068.994 | 21.26 | 15,308,667 |
| Non-Qualified V (0.75) | 401,641.949 | 22.67 | 9,105,223 |
| Non-Qualified VI | 15,688.603 | 17.99 | 282,238 |
| Non-Qualified VII | 706,146.829 | 20.52 | 14,490,133 |
| Non-Qualified VIII | 173,274.281 | 14.74 | 2,554,063 |
| Non-Qualified IX | 9,939.904 | 20.65 | 205,259 |
| Non-Qualified X | 107,148.113 | 21.88 | 2,344,401 |
| Non-Qualified XI | 909.668 | 18.52 | 16,847 |
| Non-Qualified XII | 14,487.686 | 10.71 | 155,163 |
| Non-Qualified XIII | 577,851.093 | 10.32 | 5,963,423 |
| Non-Qualified XIV | 484,219.916 | 10.00 | 4,842,199 |
| Non-Qualified XV | 228,509.876 | 9.84 | 2,248,537 |
| Non-Qualified XVI | 31,083.813 | 8.25 | 256,441 |
| Non-Qualified XVIII | 4,275.429 | 7.94 | 33,947 |
| Non-Qualified XIX | 15,711.999 | 8.04 | 126,324 |
| Non-Qualified XXII | 4,729.846 | 8.00 | 37,839 |
| Non-Qualified XXIII | 41,357.274 | 7.99 | 330,445 |
| | 4,676,663.632 | | $ 81,353,125 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 403,370.013 | $10.21 to $75.43 | $ 8,938,607 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 532,303.838 | 18.75 | 9,980,697 |
| Non-Qualified V (0.75) | 922,893.663 | 19.99 | 18,448,644 |
| Non-Qualified VI | 5,137.266 | 17.24 | 88,566 |
| Non-Qualified VII | 731,099.841 | 18.10 | 13,232,907 |
| Non-Qualified VIII | 181,827.077 | 15.63 | 2,841,957 |
| Non-Qualified IX | 3,189.826 | 18.20 | 58,055 |
| Non-Qualified X | 110,037.357 | 19.07 | 2,098,412 |
| Non-Qualified XI | 797.529 | 17.54 | 13,989 |
| Non-Qualified XII | 708.419 | 14.27 | 10,109 |
| Non-Qualified XIII | 997,678.613 | 13.96 | 13,927,593 |
| Non-Qualified XIV | 1,064,003.690 | 13.53 | 14,395,970 |
| Non-Qualified XV | 400,492.399 | 13.31 | 5,330,554 |
| Non-Qualified XVI | 368,611.327 | 12.74 | 4,696,108 |
| Non-Qualified XVIII | 65,938.191 | 12.27 | 809,062 |
| Non-Qualified XIX | 439,899.352 | 12.43 | 5,467,949 |
| Non-Qualified XX | 4,166.489 | 11.40 | 47,498 |
| Non-Qualified XXII | 1,469.586 | 9.77 | 14,358 |
| Non-Qualified XXIII | 13,618.422 | 9.39 | 127,877 |
| | 6,247,242.898 | | $ 100,528,912 |
| | | | |
| **ING VP Money Market Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 811,240.214 | $11.16 to $12.97 | $ 10,499,684 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 471,161.382 | 15.40 | 7,255,885 |
| Non-Qualified V (0.75) | 1,593,207.999 | 16.42 | 26,160,475 |
| Non-Qualified VI | 4,082.706 | 15.12 | 61,731 |
| Non-Qualified VII | 2,583,176.255 | 15.03 | 38,825,139 |
| Non-Qualified VIII | 495,337.383 | 13.79 | 6,830,703 |
| Non-Qualified IX | 9,472.737 | 14.95 | 141,617 |
| Non-Qualified X | 81,226.625 | 15.40 | 1,250,890 |
| Non-Qualified XII | 6,519.059 | 13.27 | 86,508 |
| Non-Qualified XIII | 2,988,798.567 | 13.02 | 38,914,157 |
| Non-Qualified XIV | 3,116,885.125 | 12.61 | 39,303,921 |
| Non-Qualified XV | 1,570,347.782 | 12.41 | 19,488,016 |
| Non-Qualified XVI | 646,485.665 | 11.34 | 7,331,147 |
| Non-Qualified XVIII | 44,563.523 | 10.91 | 486,188 |
| Non-Qualified XIX | 927,619.411 | 11.05 | 10,250,194 |
| Non-Qualified XX | 19,892.270 | 11.26 | 223,987 |
| Non-Qualified XXII | 196.367 | 10.78 | 2,117 |
| Non-Qualified XXIII | 26,371.597 | 10.06 | 265,298 |
| | 15,396,584.667 | | $ 207,377,657 |
| | | | |
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 550.484 | $ 28.45 | $ 15,661 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 103.408 | $ 25.03 | 2,588 |
| | | | |
| **Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 285.110 | $ 14.67 | $ 4,183 |
| Non-Qualified IX | 96.945 | 13.36 | 1,295 |
| | 382.055 | | $ 5,478 |
| **Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 2.383 | $ 18.43 | $ 44 |
| Non-Qualified IX | 77.141 | 16.79 | 1,295 |
| | 79.524 | | $ 1,339 |
| **Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 110.680 | $ 15.86 | 1,755 |
| | | | |
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 51,763.392 | $ 8.85 | $ 458,106 |
| Non-Qualified V (0.75) | 145,109.448 | 9.19 | 1,333,556 |
| Non-Qualified IX | 12,220.328 | 8.69 | 106,195 |
| Non-Qualified XII | 841.770 | 9.15 | 7,702 |
| Non-Qualified XX | 2,703.191 | 10.69 | 28,897 |
| Non-Qualified XXIII | 9,077.559 | 7.21 | 65,449 |
| | 221,715.688 | | $ 1,999,905 |
| **Oppenheimer Global Securities/VA** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 3,020.068 | $ 15.51 | 46,841 |
| | | | |
| **Oppenheimer Main Street Fund®/VA** | | | |
| Currently payable annuity contracts: | 35,237.104 | $6.75 to $7.94 | $ 254,728 |
| | | | |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 3,575.598 | $ 7.98 | $ 28,533 |
| Non-Qualified V (0.75) | 40,403.950 | 8.12 | 328,080 |
| Non-Qualified IX | 2,137.138 | 7.90 | 16,883 |
| Non-Qualified XX | 815.072 | 8.06 | 6,569 |
| Non-Qualified XXIII | 250.453 | 6.86 | 1,718 |
| | 47,182.211 | | $ 381,783 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Oppenheimer Mid Cap Fund/VA** | | | | | |
| Currently payable annuity contracts: | 5,432.036 | $5.50 to $6.88 | | $ | 37,012 |
| | | | | | |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 59,703.582 | $ | 10.85 | $ | 647,784 |
| Non-Qualified V (0.75) | 463,819.981 | | 11.10 | | 5,148,402 |
| Non-Qualified IX | 6,951.852 | | 10.72 | | 74,524 |
| Non-Qualified XX | 33.315 | | 11.00 | | 366 |
| Non-Qualified XXIII | 1,899.399 | | 8.97 | | 17,038 |
| | 532,408.129 | | | $ | 5,888,114 |
| | | | | | |
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 44,506.507 | $ | 5.25 | $ | 233,659 |
| Non-Qualified V (0.75) | 136,805.974 | | 5.30 | | 725,072 |
| Non-Qualified IX | 58.642 | | 5.23 | | 307 |
| Non-Qualified XII | 8,685.611 | | 5.29 | | 45,947 |
| Non-Qualified XX | 3,284.939 | | 5.28 | | 17,344 |
| Non-Qualified XXII | 279.816 | | 5.28 | | 1,477 |
| Non-Qualified XXIII | 1,893.125 | | 5.06 | | 9,579 |
| | 195,514.614 | | | $ | 1,033,385 |
| | | | | | |
| **Pioneer High Yield VCT Portfolio - Class I** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 12,718.570 | $ | 7.66 | $ | 97,424 |
| Non-Qualified V (0.75) | 24,501.292 | | 7.84 | | 192,090 |
| Non-Qualified IX | 2,027.610 | | 7.57 | | 15,349 |
| Non-Qualified XXIII | 520.857 | | 6.71 | | 3,495 |
| | 39,768.329 | | | $ | 308,358 |
| | | | | | |
| **Wanger International** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 10,309.730 | $ | 5.63 | $ | 58,044 |
| Non-Qualified V (0.75) | 51,352.914 | | 5.68 | | 291,685 |
| Non-Qualified XII | 1,594.780 | | 5.67 | | 9,042 |
| Non-Qualified XX | 7,910.277 | | 5.66 | | 44,772 |
| Non-Qualified XXIII | 422.655 | | 6.29 | | 2,659 |
| | 71,590.356 | | | $ | 406,202 |
| | | | | | |
| **Wanger Select** | | | | | |
| Contracts in accumulation period: | | | | | |
| Non-Qualified V | 29,377.548 | $ | 8.00 | $ | 235,020 |
| Non-Qualified V (0.75) | 180,057.103 | | 8.19 | | 1,474,668 |
| Non-Qualified IX | 1,503.503 | | 7.90 | | 11,878 |
| Non-Qualified XX | 702.984 | | 8.11 | | 5,701 |
| Non-Qualified XXIII | 803.843 | | 5.73 | | 4,606 |
| | 212,444.981 | | | $ | 1,731,873 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger USA** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 2,754.812 | $ 8.40 | $ 23,140 |
| Non-Qualified V (0.75) | 23,345.923 | 8.60 | 200,775 |
| Non-Qualified IX | 649.234 | 8.30 | 5,389 |
| Non-Qualified XXIII | 249.770 | 6.69 | 1,671 |
| | 26,999.739 | | $ 230,975 |

*Non-Qualified 1964*

Individual Contracts issued from December 1, 1964 to March 14, 1967.

*Non-Qualified V*

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

*Non-Qualified V (0.75)*

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

*Non-Qualified VI*

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

*Non-Qualified VII*

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

*Non-Qualified VIII*

Certain individual retirement annuity Contracts issued since May 1, 1998.

*Non-Qualified IX*

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

*Non-Qualified X*

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

*Non-Qualified XI*

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

*Non-Qualified XII*

Certain individual retirement annuity contracts issued since March 1999.

*Non-Qualified XIII*

Certain individual retirement annuity Contracts issued since October 1, 1998.

*Non-Qualified XIV*

Certain individual retirement annuity Contracts issued since September 1, 1998.

*Non-Qualified XV*

Certain individual retirement annuity Contracts issued since September 1, 1998.

*Non-Qualified XVI*

Certain individual retirement annuity Contracts issued since August 2000.

*Non-Qualified XVIII*

Certain individual retirement annuity Contracts issued since September 2000.

*Non-Qualified XIX*

Certain individual retirement annuity Contracts issued since August 2000.

*Non-Qualified XX*

Certain deferred compensation Contracts issued since December 2002.

*Non-Qualified XXII*

Certain AetnaPlus Contracts issued in conjunction with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified contracts having a mortality and expense charge of 0.90%.

*Non-Qualified XXIII*

Certain contracts issued in connection with deferred compensation plans since July 2008 and having mortality and expense charge of 0.70%.

## 10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. Capital Appreciation Fund - Series I Shares** | | | | | | | | | | | | |
| 2008 | 76 | $6.38 | to | $8.13 | $523 | - | 0.70% | to | 1.50% | -43.39% | to | -42.94% |
| 2007 | 77 | $11.27 | to | $14.32 | $929 | - | 0.75% | to | 1.50% | 10.38% | to | 11.18% |
| 2006 | 99 | $10.21 | to | $12.95 | $1,077 | 0.08% | 0.75% | to | 1.50% | 4.94% | to | 5.56% |
| 2005 | 44 | $9.92 | to | $10.25 | $448 | - | 0.75% | to | 1.25% | 7.59% | to | 8.01% |
| 2004 | 1,652 | $5.69 | to | $9.99 | $15,172 | - | 0.75% | to | 1.90% | 4.60% | to | 5.80% |
| **AIM V.I. Core Equity Fund - Series I Shares** | | | | | | | | | | | | |
| 2008 | 135 | $7.16 | to | $11.44 | $1,084 | 2.41% | 0.70% | to | 1.50% | -31.15% | to | -30.63% |
| 2007 | 132 | $10.40 | to | $16.53 | $1,492 | 1.16% | 0.75% | to | 1.50% | 6.45% | to | 7.25% |
| 2006 | 154 | $9.77 | to | $13.27 | $1,623 | 0.72% | 0.75% | to | 1.50% | 15.08% | to | 15.90% |
| 2005 | 101 | $8.49 | to | $8.93 | $893 | 0.08% | 0.75% | to | 1.50% | 3.66% | to | 4.46% |
| 2004 | 2,909 | $6.71 | to | $12.80 | $31,830 | 0.91% | 0.75% | to | 2.25% | 6.85% | to | 8.23% |
| **Calvert Social Balanced Portfolio** | | | | | | | | | | | | |
| 2008 | 100 | $7.49 | to | $17.89 | $1,172 | 2.65% | 0.70% | to | 1.40% | -32.28% | to | -31.82% |
| 2007 | 103 | $13.66 | to | $26.24 | $1,766 | 2.22% | 0.75% | to | 1.40% | 1.34% | to | 1.98% |
| 2006 | 130 | $13.48 | to | $25.73 | $2,101 | 2.00% | 0.75% | to | 1.40% | 7.24% | to | 7.97% |
| 2005 | 153 | $12.57 | to | $23.83 | $2,190 | 1.77% | 0.75% | to | 1.40% | 4.14% | to | 4.84% |
| 2004 | 166 | $12.07 | to | $22.73 | $2,229 | 1.66% | 0.75% | to | 1.40% | 6.81% | to | 7.47% |
| **Federated American Leaders Fund II - Primary Shares** | | | | | | | | | | | | |
| 2008 | 500 | $12.77 | to | $17.90 | $8,770 | 1.93% | 1.25% | to | 1.40% | -34.72% | to | -34.60% |
| 2007 | 649 | $19.53 | to | $27.37 | $17,444 | 1.57% | 1.25% | to | 1.40% | -10.94% | to | -10.82% |
| 2006 | 822 | $21.90 | to | $30.69 | $24,783 | 1.52% | 1.25% | to | 1.40% | 15.20% | to | 15.38% |
| 2005 | 1,104 | $18.98 | to | $26.19 | $28,971 | 1.66% | 1.25% | to | 1.40% | 3.56% | to | 3.72% |
| 2004 | 1,665 | $18.30 | to | $25.29 | $42,192 | 1.46% | 1.25% | to | 1.40% | 8.22% | to | 8.41% |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Federated Capital Income Fund II** | | | | | | | | | | | | |
| 2008 | 112 | $11.19 | to | $13.57 | $1,491 | 6.21% | 1.25% | to | 1.40% | -21.49% | to | -21.38% |
| 2007 | 150 | $14.24 | to | $17.26 | $2,537 | 5.27% | 1.25% | to | 1.40% | 2.54% | to | 2.74% |
| 2006 | 184 | $13.86 | to | $16.80 | $3,039 | 5.95% | 1.25% | to | 1.40% | 14.09% | to | 14.21% |
| 2005 | 232 | $12.14 | to | $14.48 | $3,367 | 5.79% | 1.25% | to | 1.40% | 4.78% | to | 5.02% |
| 2004 | 373 | $11.56 | to | $13.82 | $5,170 | 4.59% | 1.25% | to | 1.40% | 8.39% | to | 8.54% |
| **Federated Equity Income Fund II** | | | | | | | | | | | | |
| 2008 | 205 | $10.10 | to | $11.72 | $2,394 | 3.90% | 1.25% | to | 1.40% | -31.42% | to | -31.34% |
| 2007 | 275 | $14.71 | to | $17.09 | $4,689 | 3.05% | 1.25% | to | 1.40% | 0.65% | to | 0.75% |
| 2006 | 366 | $14.60 | to | $16.98 | $6,196 | 2.25% | 1.25% | to | 1.40% | 21.37% | to | 21.67% |
| 2005 | 473 | | $13.99 | | $6,708 | 2.27% | | 1.40% | | | 1.89% | |
| 2004 | 654 | | $13.73 | | $9,093 | 2.05% | 1.25% | to | 1.40% | | 11.26% | |
| **Federated Fund for U.S. Government Securities II** | | | | | | | | | | | | |
| 2008 | 109 | | $17.62 | | $1,916 | 5.00% | | 1.40% | | | 2.86% | |
| 2007 | 124 | | $17.13 | | $2,125 | 4.43% | | 1.40% | | | 4.77% | |
| 2006 | 146 | | $16.35 | | $2,385 | 4.88% | | 1.40% | | | 2.70% | |
| 2005 | 259 | | $15.92 | | $4,124 | 4.54% | | 1.40% | | | 0.57% | |
| 2004 | 407 | | $15.83 | | $6,444 | 5.03% | 1.25% | to | 1.40% | | 2.19% | |
| **Federated High Income Bond Fund II - Primary Shares** | | | | | | | | | | | | |
| 2008 | 240 | $14.56 | to | $14.86 | $3,488 | 10.54% | 1.25% | to | 1.40% | -27.05% | to | -26.91% |
| 2007 | 280 | $19.96 | to | $20.33 | $5,582 | 8.28% | 1.25% | to | 1.40% | 1.99% | to | 2.11% |
| 2006 | 333 | $19.57 | to | $19.91 | $6,523 | 8.64% | 1.25% | to | 1.40% | 9.27% | to | 9.46% |
| 2005 | 413 | | $17.91 | | $7,437 | 9.23% | | 1.40% | | | 1.19% | |
| 2004 | 666 | $15.13 | to | $17.70 | $11,845 | 7.82% | 1.25% | to | 1.40% | 8.92% | to | 9.08% |
| **Federated International Equity Fund II** | | | | | | | | | | | | |
| 2008 | 120 | $10.79 | to | $11.80 | $1,384 | 0.65% | 1.25% | to | 1.40% | -46.51% | to | -46.37% |
| 2007 | 164 | $20.12 | to | $22.01 | $3,549 | 0.19% | 1.25% | to | 1.40% | 8.05% | to | 8.17% |
| 2006 | 192 | $18.60 | to | $20.35 | $3,845 | 0.21% | 1.25% | to | 1.40% | 17.23% | to | 17.43% |
| 2005 | 252 | $15.85 | to | $17.06 | $4,318 | - | 1.25% | to | 1.40% | 7.50% | to | 7.75% |
| 2004 | 367 | $14.71 | to | $15.87 | $5,865 | - | 1.25% | to | 1.40% | 12.47% | to | 12.63% |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Federated Mid Cap Growth Strategies Fund II | | | | | | | | | | | | |
| 2008 | 154 | | $16.47 | | $2,540 | - | 1.40% | | | -44.30% | | |
| 2007 | 207 | | $29.57 | | $6,114 | - | 1.40% | | | 16.37% | | |
| 2006 | 253 | | $25.41 | | $6,433 | - | 1.40% | | | 6.72% | | |
| 2005 | 358 | | $23.81 | | $8,518 | - | 1.40% | | | 11.11% | | |
| 2004 | 489 | | $21.43 | | $10,473 | - | 1.40% | | | 13.81% | | |
| Federated Prime Money Fund II | | | | | | | | | | | | |
| 2008 | 128 | | $13.66 | | $1,747 | 2.68% | 1.40% | | | 1.11% | | |
| 2007 | 142 | | $13.51 | | $1,915 | 4.73% | 1.40% | | | 3.45% | | |
| 2006 | 161 | | $13.06 | | $2,102 | 4.36% | 1.40% | | | 3.08% | | |
| 2005 | 197 | | $12.67 | | $2,500 | 2.40% | 1.40% | | | 1.28% | | |
| 2004 | 266 | | $12.51 | | $3,326 | 0.78% | 1.40% | | | -0.64% | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 5,003 | $6.88 | to | $17.76 | $61,149 | 2.21% | 0.70% | to | 1.90% | -43.73% | to | -43.06% |
| 2007 | 6,848 | $13.79 | to | $31.42 | $144,175 | 1.66% | 0.75% | to | 1.90% | -0.43% | to | 75.00% |
| 2006 | 9,118 | $13.85 | to | $31.39 | $187,746 | 3.26% | 0.75% | to | 1.90% | 17.97% | to | 19.32% |
| 2005 | 11,050 | $11.74 | to | $26.48 | $191,800 | 1.68% | 0.75% | to | 1.90% | 3.80% | to | 5.06% |
| 2004 | 12,953 | $11.31 | to | $25.37 | $218,459 | 1.49% | 0.75% | to | 1.90% | 9.49% | to | 10.71% |
| Fidelity® VIP Growth Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 627 | $6.28 | to | $13.22 | $7,951 | 0.81% | 0.70% | to | 1.50% | -47.95% | to | -47.56% |
| 2007 | 696 | $15.18 | to | $25.21 | $16,955 | 0.80% | 0.75% | to | 1.50% | 25.09% | to | 25.99% |
| 2006 | 728 | $12.05 | to | $20.01 | $14,214 | 0.65% | 0.75% | to | 1.50% | 5.24% | to | 6.10% |
| 2005 | 6,697 | $6.49 | to | $24.43 | $90,041 | 0.51% | 0.75% | to | 1.90% | 3.84% | to | 5.01% |
| 2004 | 8,483 | $6.25 | to | $23.41 | $109,798 | 0.28% | 0.75% | to | 1.90% | 1.30% | to | 2.57% |
| Fidelity® VIP High Income Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 8 | $7.93 | to | $9.16 | $69 | 9.30% | 0.80% | to | 1.25% | -25.96% | to | -25.59% |
| 2007 | 8 | $10.71 | to | $12.31 | $103 | 5.52% | 0.80% | to | 1.25% | 1.52% | | |
| 2006 | 20 | $10.55 | to | $12.08 | $223 | 0.24% | 0.80% | to | 1.25% | 9.78% | to | 10.42% |
| 2005 | 3,628 | $8.87 | to | $13.08 | $39,781 | 14.63% | 0.95% | to | 1.90% | 0.70% | to | 1.77% |
| 2004 | 4,370 | $8.76 | to | $12.92 | $47,964 | 8.75% | 0.80% | to | 2.25% | 7.54% | to | 8.54% |

171

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 334 | $6.59 | to | $14.20 | $4,584 | 2.41% | 0.70% | to | 1.50% | -44.65% | to | -44.23% |
| 2007 | 409 | $17.69 | to | $25.46 | $10,176 | 3.36% | 0.75% | to | 1.50% | 15.53% | to | 16.42% |
| 2006 | 399 | $15.20 | to | $21.87 | $8,523 | 1.26% | 0.75% | to | 1.50% | 16.34% | to | 17.20% |
| 2005 | 808 | $12.98 | to | $19.38 | $15,059 | 0.62% | 0.75% | to | 1.50% | 17.27% | to | 18.18% |
| 2004 | 986 | $10.99 | to | $16.51 | $15,669 | 1.18% | 0.75% | to | 1.50% | 11.93% | to | 12.79% |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 6,970 | $6.89 | to | $22.97 | $109,547 | 0.91% | 0.70% | to | 1.90% | -43.57% | to | -42.94% |
| 2007 | 9,132 | $12.72 | to | $40.52 | $241,923 | 0.86% | 0.75% | to | 1.90% | 15.37% | to | 16.73% |
| 2006 | 11,979 | $10.91 | to | $34.95 | $267,443 | 1.27% | 0.75% | to | 1.90% | 9.56% | to | 10.88% |
| 2005 | 14,205 | $11.82 | to | $31.73 | $286,196 | 0.28% | 0.75% | to | 1.90% | 14.76% | to | 16.07% |
| 2004 | 13,694 | $10.30 | to | $27.52 | $243,399 | 0.31% | 0.75% | to | 1.90% | 13.19% | to | 14.61% |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 1,317 | $14.27 | to | $16.88 | $21,722 | 2.06% | 1.25% | to | 1.40% | -37.87% | to | -37.77% |
| 2007 | 1,559 | $22.93 | to | $27.17 | $41,388 | 3.60% | 1.25% | to | 1.40% | 3.98% | to | 4.09% |
| 2006 | 1,948 | $22.03 | to | $26.13 | $49,643 | 1.82% | 1.25% | to | 1.40% | 14.10% | to | 14.32% |
| 2005 | 2,538 | $19.27 | to | $22.90 | $56,445 | 1.88% | 1.25% | to | 1.40% | 3.34% | to | 3.49% |
| 2004 | 3,269 | $18.62 | to | $22.16 | $70,298 | 1.34% | 1.25% | to | 1.40% | 9.11% | to | 9.21% |
| **Fidelity® VIP Investment Grade Bond Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 52 | | $16.84 | | $876 | 4.19% | | 1.40% | | | -4.64% | |
| 2007 | 61 | | $17.66 | | $1,079 | 4.37% | | 1.40% | | | 2.91% | |
| 2006 | 71 | | $17.16 | | $1,210 | 4.63% | | 1.40% | | | 2.88% | |
| 2005 | 105 | $16.40 | to | $16.68 | $1,759 | 3.82% | 1.25% | to | 1.40% | 0.79% | to | 0.92% |
| 2004 | 118 | $16.25 | to | $16.55 | $1,958 | 4.38% | 1.25% | to | 1.40% | 2.99% | to | 3.11% |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | | | | | | | | | | |
| 2008 | 230 | $7.04 | to | $12.08 | $2,729 | 1.32% | 0.70% | to | 1.50% | -34.01% | to | -33.52% |
| 2007 | 236 | $17.32 | to | $18.17 | $4,263 | 0.74% | 0.75% | to | 1.50% | -3.83% | to | -3.14% |
| 2006 | 267 | $18.01 | to | $18.76 | $4,969 | 0.65% | 0.75% | to | 1.50% | 15.30% | to | 16.09% |
| 2005 | 278 | $15.62 | to | $16.16 | $4,461 | 0.61% | 0.75% | to | 1.50% | 7.13% | to | 8.02% |
| 2004 | 294 | $14.58 | to | $14.96 | $4,384 | 0.04% | 0.75% | to | 1.50% | 22.18% | to | 22.82% |

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | | | | | | |
| 2008 | 9 | $7.19 to $7.40 | $64 | - | 0.75% to 1.50% | -47.25% to -46.76% |
| 2007 | 13 | $13.63 to $13.90 | $183 | - | 0.75% to 1.50% | 9.21% to 9.97% |
| 2006 | 46 | $12.48 to $12.64 | $577 | - | 0.75% to 1.50% | 0.24% to 1.04% |
| 2005 | 16 | $12.45 to $12.51 | $201 | (b) | 0.75% to 1.50% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING American Funds Growth Portfolio | | | | | | |
| 2008 | 1,593 | $7.67 to $7.98 | $12,540 | 0.80% | 0.95% to 1.90% | -45.33% to -44.81% |
| 2007 | 1,968 | $14.03 to $14.46 | $28,095 | 0.26% | 0.95% to 1.90% | 5.55% to 10.72% |
| 2006 | 2,461 | $12.80 to $13.33 | $31,969 | 0.17% | 0.95% to 1.90% | 7.65% to 8.56% |
| 2005 | 1,596 | $11.89 to $12.03 | $20,435 | - | 0.95% to 1.90% | 13.35% to 14.57% |
| 2004 | 169 | $10.49 to $10.50 | $1,774 | (a) | 0.95% to 1.90% | (a) |
| ING American Funds Growth-Income Portfolio | | | | | | |
| 2008 | 1,488 | $7.48 to $7.78 | $11,419 | 1.40% | 0.95% to 1.90% | -41.41% to -38.79% |
| 2007 | 1,948 | $12.33 to $12.92 | $24,551 | 0.99% | 0.95% to 1.90% | 2.49% to 3.50% |
| 2006 | 2,517 | $12.03 to $12.53 | $30,744 | 0.73% | 0.95% to 1.90% | 12.43% to 13.49% |
| 2005 | 1,896 | $10.70 to $10.82 | $22,150 | 0.42% | 0.95% to 1.90% | 3.28% to 4.34% |
| 2004 | 208 | $10.36 to $10.37 | $2,347 | (a) | 0.95% to 1.90% | (a) |
| ING American Funds International Portfolio | | | | | | |
| 2008 | 1,357 | $9.65 to $10.04 | $13,434 | 1.78% | 0.95% to 1.90% | -45.38% to -43.02% |
| 2007 | 1,687 | $17.09 to $17.87 | $29,453 | 0.89% | 0.95% to 1.90% | 17.14% to 18.33% |
| 2006 | 2,095 | $14.59 to $15.16 | $30,978 | 0.86% | 0.95% to 1.90% | 16.07% to 17.15% |
| 2005 | 2,168 | $12.57 to $12.71 | $27,749 | 0.53% | 0.95% to 1.90% | 18.70% to 19.79% |
| 2004 | 856 | $10.59 to $10.61 | $9,074 | (a) | 0.95% to 1.90% | (a) |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | | | | | | |
| 2008 | 3,602 | $5.83 to $7.15 | $21,426 | 0.20% | 0.70% to 1.90% | -40.14% to -39.43% |
| 2007 | 4,435 | $9.74 to $10.45 | $43,667 | (d) | 0.75% to 1.90% | (d) |
| 2006 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Evergreen Health Sciences Portfolio - Service Class | | | | | | |
| 2008 | 69 | $9.52 to $9.69 | $666 | 0.16% | 0.75% to 1.25% | -29.53% to -29.22% |
| 2007 | 41 | $13.51 to $13.69 | $556 | 0.18% | 0.75% to 1.25% | 7.22% to 7.71% |
| 2006 | 44 | $12.60 to $12.71 | $562 | - | 0.75% to 1.25% | 12.40% to 13.08% |
| 2005 | 45 | $11.21 to $11.24 | $505 | (b) | 0.75% to 1.25% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Evergreen Omega Portfolio - Institutional Class | | | | | | |
| 2008 | 773 | $8.40 to $9.51 | $6,965 | 0.51% | 0.95% to 1.90% | -28.73% to -28.01% |
| 2007 | 947 | $11.72 to $13.21 | $11,913 | 0.33% | 0.95% to 1.90% | 9.80% to 10.82% |
| 2006 | 1,258 | $10.62 to $11.92 | $14,399 | - | 0.95% to 1.90% | 3.90% to 4.93% |
| 2005 | 1,492 | $10.17 to $11.36 | $17,454 | (b) | 0.95% to 1.90% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | | | | | | |
| 2008 | 2,013 | $6.62 to $6.79 | $13,578 | 1.14% | 0.95% to 1.90% | -40.14% to -39.59% |
| 2007 | 2,569 | $11.06 to $11.27 | $28,743 | 0.26% | 0.95% to 1.90% | 12.63% to 13.65% |
| 2006 | 2,932 | $9.82 to $9.94 | $28,943 | (c) | 0.95% to 1.90% | (c) |
| 2005 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | | | | | | |
| 2008 | 91 | $8.80 to $9.04 | $815 | 0.77% | 0.75% to 1.50% | -40.05% to -39.61% |
| 2007 | 84 | $14.68 to $14.97 | $1,256 | 0.07% | 0.75% to 1.50% | 12.84% to 13.58% |
| 2006 | 125 | $13.01 to $13.18 | $1,644 | - | 0.75% to 1.50% | 10.58% to 11.13% |
| 2005 | 30 | $11.82 to $11.86 | $356 | (b) | 0.75% to 1.25% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Franklin Income Portfolio - Service Class | | | | | | |
| 2008 | 450 | $7.61 to $7.81 | $3,482 | 3.07% | 0.95% to 1.90% | -30.57% to -29.89% |
| 2007 | 628 | $10.96 to $11.14 | $6,948 | 1.10% | 0.95% to 1.90% | 0.64% to 1.64% |
| 2006 | 395 | $10.89 to $10.96 | $4,316 | (c) | 0.95% to 1.90% | (c) |
| 2005 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |

174

| | Units* (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Franklin Mutual Shares Portfolio - Service Class** | | | | | | | | | |
| 2008 | 258 | $7.23 | to $7.35 | $1,885 | 3.00% | 0.95% | to 1.90% | -38.99% | to -38.34% |
| 2007 | 307 | $11.85 | to $11.92 | $3,654 | (d) | 0.95% | to 1.90% | (d) | |
| 2006 | (d) | | (d) | (d) | (d) | (d) | | (d) | |
| 2005 | (d) | | (d) | (d) | (d) | (d) | | (d) | |
| 2004 | (d) | | (d) | (d) | (d) | (d) | | (d) | |
| **ING Global Real Estate Portfolio - Institutional Class** | | | | | | | | | |
| 2008 | 162 | $6.69 | to $6.71 | $1,087 | (e) | 0.75% | to 1.50% | (e) | |
| 2007 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2006 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2005 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2004 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| **ING Global Real Estate Portfolio - Service Class** | | | | | | | | | |
| 2008 | 124 | $7.11 | to $7.30 | $902 | - | 0.95% | to 1.90% | -42.43% | to -41.83% |
| 2007 | 192 | $12.35 | to $12.55 | $2,393 | 3.72% | 0.95% | to 1.90% | -9.06% | to -8.19% |
| 2006 | 148 | $13.58 | to $13.67 | $2,017 | (c) | 0.95% | to 1.90% | (c) | |
| 2005 | (c) | | (c) | (c) | (c) | (c) | | (c) | |
| 2004 | (c) | | (c) | (c) | (c) | (c) | | (c) | |
| **ING Global Resources Portfolio - Service Class** | | | | | | | | | |
| 2008 | 791 | $6.20 | to $8.25 | $6,198 | 2.14% | 0.70% | to 1.90% | -42.07% | to -41.43% |
| 2007 | 827 | $12.93 | to $14.18 | $11,102 | 0.02% | 0.75% | to 1.90% | 30.74% | to 31.93% |
| 2006 | 162 | $9.89 | to $9.96 | $1,610 | (c) | 0.95% | to 1.90% | (c) | |
| 2005 | (c) | | (c) | (c) | (c) | (c) | | (c) | |
| 2004 | (c) | | (c) | (c) | (c) | (c) | | (c) | |
| **ING Janus Contrarian Portfolio - Service Class** | | | | | | | | | |
| 2008 | 26 | $5.33 | to $5.35 | $139 | (e) | 0.75% | to 1.25% | (e) | |
| 2007 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2006 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2005 | (e) | | (e) | (e) | (e) | (e) | | (e) | |
| 2004 | (e) | | (e) | (e) | (e) | (e) | | (e) | |

175

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | | | | |
| 2008 | 378 | $7.40 to $9.76 | $3,328 | 2.42% | 0.95% to 1.90% | -52.10% to -51.59% |
| 2007 | 548 | $15.45 to $20.23 | $9,890 | 1.13% | 0.95% to 1.90% | 36.12% to 37.48% |
| 2006 | 319 | $11.35 to $14.76 | $4,487 | 0.62% | 0.95% to 1.90% | 34.28% to 34.55% |
| 2005 | 110 | $10.97 | $1,210 | (b) | 1.25% to 1.40% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | | | | |
| 2008 | 349 | $5.87 to $12.05 | $4,184 | 2.52% | 0.70% to 1.50% | -52.01% to -51.65% |
| 2007 | 415 | $24.42 to $24.92 | $10,312 | 0.96% | 0.75% to 1.50% | 36.42% to 37.45% |
| 2006 | 349 | $17.90 to $18.13 | $6,325 | 0.56% | 0.75% to 1.50% | 33.78% to 34.80% |
| 2005 | 195 | $13.38 to $13.45 | $2,620 | (b) | 0.75% to 1.50% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class** | | | | | | |
| 2008 | 215 | $8.69 to $9.00 | $1,919 | 0.72% | 0.95% to 1.90% | -30.98% to -30.34% |
| 2007 | 327 | $12.59 to $12.92 | $4,187 | 0.32% | 0.95% to 1.90% | -3.45% to -2.49% |
| 2006 | 524 | $13.04 to $13.25 | $6,901 | 0.08% | 0.95% to 1.90% | 14.79% to 15.82% |
| 2005 | 803 | $11.36 to $11.44 | $9,171 | (b) | 0.95% to 1.90% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | | | | |
| 2008 | 11 | $7.37 to $8.90 | $102 | 0.81% | 0.70% to 1.25% | -30.80% to -30.47% |
| 2007 | 11 | $12.63 to $12.80 | $145 | 0.40% | 0.75% to 1.25% | -2.92% to -2.44% |
| 2006 | 27 | $13.01 to $13.12 | $358 | - | 0.75% to 1.25% | 15.80% |
| 2005 | 1 | $11.33 | $16 | (b) | 0.75% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING JPMorgan Value Opportunities Portfolio - Institutional Class** | | | | | | |
| 2008 | 1,418 | $7.26 to $7.52 | $10,576 | 3.31% | 0.95% to 1.90% | -40.49% to -39.89% |
| 2007 | 2,233 | $12.20 to $12.51 | $27,694 | 1.55% | 0.95% to 1.90% | -2.79% to -1.96% |
| 2006 | 3,256 | $12.55 to $12.76 | $41,313 | 0.72% | 0.95% to 1.90% | 18.17% to 19.36% |
| 2005 | 4,224 | $10.62 to $10.69 | $45,057 | (b) | 0.95% to 1.90% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |

176

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMorgan Value Opportunities Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 195 | $7.32 | to | $7.36 | $1,426 | 2.96% | 1.25% | to | 1.40% | -40.34% | to | -40.26% |
| 2007 | 236 | $12.27 | to | $12.32 | $2,897 | 1.30% | 1.25% | to | 1.40% | -2.54% | to | -2.38% |
| 2006 | 281 | $12.59 | to | $12.62 | $3,543 | 0.35% | 1.25% | to | 1.40% | 18.33% | to | 18.50% |
| 2005 | 300 | $10.64 | to | $10.65 | $3,197 | (b) | 1.25% | to | 1.40% | (b) | | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |
| **ING Julius Baer Foreign Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 802 | $6.60 | to | $11.13 | $7,156 | - | 0.70% | to | 1.90% | -44.69% | to | -44.04% |
| 2007 | 1,022 | $12.33 | to | $19.89 | $15,744 | 0.09% | 0.75% | to | 1.90% | 14.27% | to | 15.57% |
| 2006 | 1,083 | $10.79 | to | $17.21 | $13,881 | - | 0.75% | to | 1.90% | 27.57% | to | 28.24% |
| 2005 | 163 | $13.31 | to | $13.42 | $2,191 | 0.08% | 0.75% | to | 1.25% | 14.51% | | |
| 2004 | 21 | | $11.72 | | $242 | (a) | | 0.75% | | (a) | | |
| **ING Legg Mason Value Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 1,409 | $4.83 | to | $5.10 | $7,015 | 0.27% | 0.95% | to | 1.90% | -56.29% | to | -53.38% |
| 2007 | 1,895 | $10.94 | to | $11.39 | $21,314 | - | 0.95% | to | 1.90% | -12.20% | to | -6.64% |
| 2006 | 2,636 | $11.95 | to | $12.46 | $31,996 | - | 0.95% | to | 1.90% | 4.73% | to | 5.81% |
| 2005 | 3,079 | $11.41 | to | $11.53 | $37,805 | - | 0.95% | to | 1.90% | 4.20% | to | 5.20% |
| 2004 | 80 | $10.95 | to | $10.96 | $882 | (a) | 0.95% | to | 1.90% | (a) | | |
| **ING Legg Mason Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 32 | $4.93 | to | $5.02 | $162 | - | 0.75% | to | 1.25% | -56.02% | to | -55.81% |
| 2007 | 38 | $11.21 | to | $11.36 | $434 | - | 0.75% | to | 1.25% | -7.20% | to | -6.73% |
| 2006 | 47 | $12.08 | to | $12.18 | $571 | - | 0.75% | to | 1.25% | 5.23% | to | 5.73% |
| 2005 | 64 | $11.46 | to | $11.52 | $731 | (b) | 0.75% | to | 1.50% | (b) | | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |
| **ING LifeStyle Aggressive Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 148 | $7.07 | to | $7.30 | $1,068 | 1.65% | 0.95% | to | 1.90% | -42.89% | to | -42.34% |
| 2007 | 175 | $12.38 | to | $12.66 | $2,201 | 0.93% | 0.95% | to | 1.90% | 1.39% | to | 2.26% |
| 2006 | 101 | $12.25 | to | $12.38 | $1,239 | 0.10% | 0.95% | to | 1.75% | 16.11% | to | 17.01% |
| 2005 | 50 | $10.55 | to | $10.58 | $532 | (b) | 0.95% | to | 1.75% | (b) | | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |

177

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING LifeStyle Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 623 | $7.49 | to | $7.74 | $4,777 | 1.60% | 0.95% | to | 1.90% | -37.84% | to | -37.23% |
| 2007 | 671 | $12.05 | to | $12.33 | $8,193 | 1.04% | 0.95% | to | 1.90% | 1.86% | to | 2.92% |
| 2006 | 738 | $11.83 | to | $11.98 | $8,785 | 0.58% | 0.95% | to | 1.90% | 13.31% | to | 14.31% |
| 2005 | 220 | $10.44 | to | $10.48 | $2,302 | (b) | 0.95% | to | 1.90% | (b) | | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |
| **ING LifeStyle Moderate Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 864 | $7.91 | to | $8.17 | $6,997 | 1.86% | 0.95% | to | 1.90% | -32.91% | to | -32.26% |
| 2007 | 1,236 | $11.79 | to | $12.06 | $14,773 | 1.29% | 0.95% | to | 1.90% | 2.70% | to | 3.70% |
| 2006 | 1,194 | $11.48 | to | $11.63 | $13,815 | 1.02% | 0.95% | to | 1.90% | 11.24% | to | 12.37% |
| 2005 | 333 | $10.32 | to | $10.35 | $3,437 | (b) | 0.95% | to | 1.90% | (b) | | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |
| **ING LifeStyle Moderate Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 856 | $8.37 | to | $8.65 | $7,314 | 1.86% | 0.95% | to | 1.90% | -27.41% | to | -26.63% |
| 2007 | 1,051 | $11.53 | to | $11.79 | $12,276 | 1.67% | 0.95% | to | 1.90% | 3.04% | to | 3.97% |
| 2006 | 924 | $11.19 | to | $11.34 | $10,417 | 1.26% | 0.95% | to | 1.90% | 9.28% | to | 10.42% |
| 2005 | 383 | $10.24 | to | $10.27 | $3,932 | (b) | 0.95% | to | 1.90% | (b) | | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |
| **ING Lord Abbett Affiliated Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 568 | $6.94 | to | $7.65 | $4,020 | 3.22% | 0.70% | to | 1.50% | -37.31% | to | -36.84% |
| 2007 | 628 | $11.07 | to | $11.21 | $7,030 | 0.06% | 0.75% | to | 1.50% | 3.06% | to | 3.51% |
| 2006 | 4 | $10.79 | to | $10.83 | $45 | (c) | 0.75% | to | 1.25% | (c) | | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **ING Lord Abbett Affiliated Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 66 | $6.86 | to | $7.01 | $458 | 2.41% | 0.95% | to | 1.75% | -37.75% | to | -37.24% |
| 2007 | 86 | $11.02 | to | $11.17 | $955 | 1.58% | 0.95% | to | 1.75% | 2.32% | to | 3.23% |
| 2006 | 99 | $10.75 | to | $10.82 | $1,071 | (c) | 0.95% | to | 1.90% | (c) | | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Marsico Growth Portfolio - Service Class | | | | | | |
| 2008 | 173 | $6.61 to $7.99 | $1,285 | 0.58% | 0.70% to 1.75% | -41.40% to -40.73% |
| 2007 | 171 | $11.25 to $13.48 | $2,142 | - | 0.75% to 1.90% | 11.94% to 13.28% |
| 2006 | 83 | $10.05 to $11.90 | $918 | - | 0.75% to 1.90% | 3.60% to 4.20% |
| 2005 | 18 | $11.39 to $11.42 | $210 | (b) | 0.75% to 1.25% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Marsico International Opportunities Portfolio - Service Class | | | | | | |
| 2008 | 627 | $6.02 to $9.21 | $5,138 | 1.03% | 0.70% to 1.90% | -50.48% to -49.86% |
| 2007 | 822 | $12.70 to $18.37 | $13,733 | 1.00% | 0.75% to 1.90% | 18.26% to 19.67% |
| 2006 | 952 | $10.69 to $15.35 | $13,618 | 0.03% | 0.75% to 1.90% | 21.75% to 23.10% |
| 2005 | 677 | $12.37 to $12.47 | $8,410 | (b) | 0.75% to 1.90% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING MFS Total Return Portfolio - Institutional Class | | | | | | |
| 2008 | 5,335 | $8.93 to $9.25 | $48,840 | 5.92% | 0.95% to 1.90% | -23.61% to -22.92% |
| 2007 | 7,812 | $11.69 to $12.00 | $92,899 | 3.07% | 0.95% to 1.90% | 2.27% to 3.27% |
| 2006 | 10,701 | $11.43 to $11.62 | $123,605 | 2.62% | 0.95% to 1.90% | 10.01% to 11.09% |
| 2005 | 13,910 | $10.39 to $10.46 | $145,082 | (b) | 0.95% to 1.90% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING MFS Total Return Portfolio - Service Class | | | | | | |
| 2008 | 103 | $8.43 to $11.28 | $1,153 | 6.12% | 0.70% to 1.50% | -23.51% to -22.90% |
| 2007 | 111 | $14.29 to $14.72 | $1,623 | 2.99% | 0.75% to 1.50% | 2.44% to 3.25% |
| 2006 | 118 | $13.92 to $14.37 | $1,658 | 2.36% | 0.75% to 1.50% | 10.28% to 11.07% |
| 2005 | 187 | $12.59 to $13.03 | $2,374 | 2.65% | 0.75% to 1.50% | 1.40% to 2.16% |
| 2004 | 154 | $12.39 to $12.85 | $1,922 | 2.76% | 0.75% to 1.50% | 9.74% to 10.24% |
| ING MFS Utilities Portfolio - Service Class | | | | | | |
| 2008 | 187 | $6.96 to $11.62 | $2,161 | 3.26% | 0.70% to 1.50% | -38.65% to -38.16% |
| 2007 | 219 | $18.42 to $18.79 | $4,096 | 0.87% | 0.75% to 1.50% | 25.48% to 26.45% |
| 2006 | 81 | $14.68 to $14.86 | $1,201 | 0.06% | 0.75% to 1.50% | 28.88% to 29.78% |
| 2005 | 41 | $11.39 to $11.45 | $469 | (b) | 0.75% to 1.50% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units* (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING Oppenheimer Main Street Portfolio® - Institutional Class** | | | | | | | | | | |
| 2008 | 187 | $6.90 | to $7.97 | $1,448 | 3.01% | 0.95% | to 2.25% | -39.95% | to | -39.11% |
| 2007 | 234 | $11.49 | to $13.09 | $3,002 | 1.21% | 0.95% | to 2.25% | 2.57% | to | 3.56% |
| 2006 | 246 | $12.19 | to $12.64 | $3,092 | 1.44% | 0.95% | to 1.90% | 13.09% | to | 14.08% |
| 2005 | 140 | $11.00 | to $11.08 | $1,589 | (b) | 0.95% | to 1.90% | | (b) | |
| 2004 | (b) | | (b) | (b) | (b) | | (b) | | (b) | |
| **ING Oppenheimer Main Street Portfolio® - Service Class** | | | | | | | | | | |
| 2008 | 14 | $7.77 | to $7.91 | $112 | 4.23% | 0.75% | to 1.25% | -39.44% | to | -39.15% |
| 2007 | 6 | $12.83 | to $13.00 | $77 | 1.63% | 0.75% | to 1.25% | | 3.42% | |
| 2006 | 13 | | $12.57 | $168 | 0.38% | | 0.75% | | 14.07% | |
| 2005 | 2 | | $11.02 | $27 | (b) | | 0.75% | | (b) | |
| 2004 | (b) | | (b) | (b) | (b) | | (b) | | (b) | |
| **ING PIMCO High Yield Portfolio - Service Class** | | | | | | | | | | |
| 2008 | 199 | $8.00 | to $8.93 | $1,748 | 8.39% | 0.70% | to 1.40% | -23.67% | to | -23.08% |
| 2007 | 248 | $10.75 | to $11.61 | $2,850 | 6.50% | 0.75% | to 1.40% | 1.42% | to | 2.11% |
| 2006 | 346 | $10.55 | to $11.37 | $3,918 | 6.45% | 0.75% | to 1.50% | 7.42% | to | 8.08% |
| 2005 | 284 | $10.48 | to $10.54 | $2,987 | (b) | 0.75% | to 1.40% | | (b) | |
| 2004 | (b) | | (b) | (b) | (b) | | (b) | | (b) | |
| **ING Pioneer Equity Income Portfolio - Institutional Class** | | | | | | | | | | |
| 2008 | 592 | $6.25 | to $7.70 | $3,765 | 2.84% | 0.70% | to 1.50% | -31.09% | to | -30.69% |
| 2007 | 686 | $9.07 | to $9.19 | $6,290 | (d) | 0.75% | to 1.50% | | (d) | |
| 2006 | (d) | | (d) | (d) | (d) | | (d) | | (d) | |
| 2005 | (d) | | (d) | (d) | (d) | | (d) | | (d) | |
| 2004 | (d) | | (d) | (d) | (d) | | (d) | | (d) | |
| **ING Pioneer Fund Portfolio - Institutional Class** | | | | | | | | | | |
| 2008 | 1,190 | $7.26 | to $8.64 | $10,140 | 3.23% | 0.75% | to 2.25% | -36.00% | to | -34.98% |
| 2007 | 1,663 | $11.18 | to $13.33 | $21,812 | 1.25% | 0.75% | to 2.25% | 2.97% | to | 4.52% |
| 2006 | 2,078 | $10.78 | to $12.77 | $26,316 | - | 0.75% | to 2.25% | 14.47% | to | 15.88% |
| 2005 | 2,096 | $10.95 | to $11.02 | $27,255 | (b) | 0.95% | to 1.90% | | (b) | |
| 2004 | (b) | | (b) | (b) | (b) | | (b) | | (b) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 328 | $7.28 | to | $7.46 | $2,428 | 2.07% | 0.70% | to | 1.50% | -33.94% | to | -33.42% |
| 2007 | 337 | $11.02 | to | $11.16 | $3,758 | 0.11% | 0.75% | to | 1.50% | | 4.99% | |
| 2006 | 3 | | $10.63 | | $36 | (c) | | 0.75% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 96 | $7.14 | to | $7.32 | $700 | 1.54% | 0.95% | to | 1.90% | -34.38% | to | -33.76% |
| 2007 | 113 | $10.88 | to | $11.05 | $1,247 | 0.88% | 0.95% | to | 1.90% | 3.61% | to | 4.44% |
| 2006 | 33 | $10.52 | to | $10.58 | $344 | (c) | 0.95% | to | 1.75% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 861 | $7.59 | to | $9.30 | $7,963 | 4.70% | 0.70% | to | 1.50% | -28.63% | to | -28.07% |
| 2007 | 700 | $12.68 | to | $12.93 | $9,010 | 1.88% | 0.75% | to | 1.50% | 2.84% | to | 3.61% |
| 2006 | 466 | $12.33 | to | $12.48 | $5,804 | 1.29% | 0.75% | to | 1.50% | 13.27% | to | 13.76% |
| 2005 | 80 | $10.93 | to | $10.97 | $878 | (b) | 0.75% | to | 1.25% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 476 | $7.02 | to | $11.30 | $4,389 | 4.20% | 0.75% | to | 1.90% | -36.93% | to | -36.15% |
| 2007 | 486 | $11.13 | to | $17.84 | $7,362 | 1.39% | 0.75% | to | 1.90% | 1.09% | to | 2.30% |
| 2006 | 419 | $11.01 | to | $17.57 | $6,350 | 1.24% | 0.75% | to | 1.90% | 17.29% | to | 18.16% |
| 2005 | 333 | $14.18 | to | $14.98 | $4,775 | 1.58% | 0.75% | to | 1.50% | 2.39% | to | 3.16% |
| 2004 | 168 | $13.81 | to | $14.63 | $2,335 | 1.25% | 0.75% | to | 1.50% | 13.48% | to | 13.99% |
| **ING Templeton Global Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 66 | $6.58 | to | $6.76 | $438 | 1.06% | 0.95% | to | 1.90% | -40.88% | to | -40.23% |
| 2007 | 113 | $11.13 | to | $11.31 | $1,268 | 1.33% | 0.95% | to | 1.90% | 0.45% | to | 1.43% |
| 2006 | 62 | $11.08 | to | $11.15 | $692 | (c) | 0.95% | to | 1.90% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

181

# VARIABLE ANNUITY ACCOUNT B OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Van Kampen Capital Growth Portfolio - Institutional Class** | | | | | | |
| 2008 | 4,392 | $5.34 to $5.53 | $23,558 | (e) | 0.75% to 1.90% | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | | | | |
| 2008 | 96 | $7.78 to $8.74 | $835 | 3.84% | 0.70% to 1.50% | -33.23% to -32.72% |
| 2007 | 92 | $12.73 to $12.99 | $1,195 | 1.42% | 0.75% to 1.50% | 1.03% to 1.80% |
| 2006 | 116 | $12.60 to $12.76 | $1,476 | 1.35% | 0.75% to 1.50% | 14.34% to 15.16% |
| 2005 | 121 | $11.02 to $11.08 | $1,341 | (b) | 0.75% to 1.50% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING Van Kampen Real Estate Portfolio - Service Class** | | | | | | |
| 2008 | 173 | $6.03 to $6.43 | $1,064 | 1.48% | 0.70% to 1.50% | -39.40% to -38.93% |
| 2007 | 149 | $9.95 to $10.07 | $1,504 | 2.63% | 0.75% to 1.50% | -18.97% to -18.40% |
| 2006 | 88 | $11.88 to $12.34 | $1,079 | (c) | 0.75% to 1.50% | (c) |
| 2005 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING VP Index Plus International Equity Portfolio - Institutional Class** | | | | | | |
| 2008 | 1,844 | $5.23 to $6.55 | $9,835 | 6.53% | 0.70% to 1.90% | -44.80% to -44.14% |
| 2007 | 2,589 | $9.41 to $9.63 | $24,842 | (d) | 0.75% to 1.90% | (d) |
| 2006 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING VP Index Plus International Equity Portfolio - Service Class** | | | | | | |
| 2008 | 92 | $6.44 to $6.56 | $600 | 5.66% | 0.70% to 1.40% | -44.63% to -44.19% |
| 2007 | 115 | $11.60 to $11.70 | $1,345 | - | 0.75% to 1.40% | 6.60% to 7.34% |
| 2006 | 887 | $10.86 to $10.94 | $9,676 | (c) | 0.75% to 1.90% | (c) |
| 2005 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Wells Fargo Small Cap Disciplined Portfolio - Service Class** | | | | | | | | | |
| 2008 | 19 | $6.51 to | $6.73 | $123 | 0.91% | 0.75% to | 1.75% | -33.98% to | -33.23% |
| 2007 | 32 | $9.86 to | $10.08 | $318 | - | 0.75% to | 1.75% | -5.37% to | -4.45% |
| 2006 | 36 | $10.42 to | $10.55 | $374 | (c) | 0.75% to | 1.75% | (c) | |
| 2005 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2004 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| **ING American Century Large Company Value Portfolio - Service Class** | | | | | | | | | |
| 2008 | 21 | $7.38 to | $8.09 | $170 | 12.33% | 0.70% to | 1.25% | -37.79% to | -37.43% |
| 2007 | 21 | $12.57 to | $12.93 | $268 | 1.76% | 0.75% to | 1.25% | -3.23% to | -2.78% |
| 2006 | 14 | $12.99 to | $13.30 | $187 | 0.28% | 0.75% to | 1.25% | 17.88% to | 18.43% |
| 2005 | 12 | $11.02 to | $13.27 | $130 | 1.16% | 0.75% to | 1.25% | 0.00% to | 0.54% |
| 2004 | 35 | $11.02 to | $13.23 | $387 | 1.06% | 0.75% to | 1.25% | 8.68% to | 9.19% |
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | | | | | | | |
| 2008 | 106 | $10.76 to | $12.82 | $1,200 | 0.69% | 0.75% to | 1.50% | -27.69% to | -27.11% |
| 2007 | 89 | $14.88 to | $17.62 | $1,399 | 0.39% | 0.75% to | 1.50% | -4.31% to | -3.60% |
| 2006 | 102 | $15.55 to | $18.32 | $1,650 | 0.01% | 0.75% to | 1.50% | 13.67% to | 14.58% |
| 2005 | 107 | $13.68 to | $16.02 | $1,511 | 0.24% | 0.75% to | 1.50% | 6.29% to | 7.08% |
| 2004 | 77 | $12.87 to | $15.00 | $1,034 | - | 0.75% to | 1.50% | 19.89% to | 20.35% |
| **ING Baron Asset Portfolio - Service Class** | | | | | | | | | |
| 2008 | 42 | $6.32 to | $6.83 | $266 | - | 0.70% to | 1.25% | -41.75% to | -41.50% |
| 2007 | 63 | $10.85 to | $10.94 | $688 | - | 0.75% to | 1.25% | 7.53% to | 8.10% |
| 2006 | 1 | $10.09 to | $10.12 | $7 | (c) | 0.75% to | 1.25% | (c) | |
| 2005 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2004 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | | | | | | | |
| 2008 | 298 | $6.03 to | $12.04 | $2,765 | - | 0.70% to | 1.90% | -42.35% to | -41.71% |
| 2007 | 329 | $10.46 to | $20.69 | $5,233 | - | 0.75% to | 1.90% | 4.08% to | 5.32% |
| 2006 | 541 | $10.05 to | $19.69 | $7,061 | - | 0.75% to | 1.90% | 13.49% to | 14.40% |
| 2005 | 248 | $15.20 to | $17.25 | $3,883 | - | 0.75% to | 1.50% | 5.78% to | 6.55% |
| 2004 | 200 | $14.37 to | $16.22 | $2,941 | - | 0.75% to | 1.50% | 26.05% to | 27.04% |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | | | | | | | |
| 2008 | 114 | $6.54 | to $6.75 | $761 | 0.08% | 0.75% | to 1.90% | -35.38% | to -34.59% |
| 2007 | 164 | $10.12 | to $10.32 | $1,676 | 0.08% | 0.75% | to 1.90% | 1.00% | to 2.18% |
| 2006 | 327 | $10.02 | to $10.10 | $3,294 | (c) | 0.75% | to 1.90% | (c) | |
| 2005 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2004 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| **ING Davis New York Venture Portfolio - Service Class** | | | | | | | | | |
| 2008 | 285 | $6.65 | to $9.91 | $2,118 | 0.76% | 0.70% | to 1.90% | -40.36% | to -39.73% |
| 2007 | 274 | $11.15 | to $13.92 | $3,386 | 0.26% | 0.75% | to 1.90% | 2.20% | to 3.42% |
| 2006 | 173 | $10.91 | to $15.96 | $2,083 | - | 0.75% | to 1.90% | 12.11% | to 13.01% |
| 2005 | 83 | $11.31 | to $14.15 | $982 | - | 0.75% | to 1.50% | 2.35% | to 3.12% |
| 2004 | 129 | $11.05 | to $13.75 | $1,485 | - | 0.75% | to 1.50% | 6.87% | to 7.64% |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | | | | | | | |
| 2008 | 129 | $7.53 | to $13.27 | $1,530 | 1.91% | 0.70% | to 1.50% | -34.07% | to -33.54% |
| 2007 | 165 | $17.23 | to $20.01 | $2,982 | 0.52% | 0.75% | to 1.50% | 0.82% | to 1.58% |
| 2006 | 156 | $17.09 | to $19.74 | $2,766 | - | 0.75% | to 1.50% | 14.78% | to 15.69% |
| 2005 | 137 | $14.89 | to $17.10 | $2,101 | 0.28% | 0.75% | to 1.50% | 6.89% | to 7.67% |
| 2004 | 154 | $13.93 | to $15.92 | $2,215 | 0.21% | 0.75% | to 1.50% | 18.76% | to 19.71% |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class** | | | | | | | | | |
| 2008 | 2,073 | $3.52 | to $10.63 | $16,298 | - | 0.70% | to 1.90% | -40.34% | to -39.64% |
| 2007 | 2,545 | $5.90 | to $17.61 | $32,332 | - | 0.75% | to 1.90% | -3.44% | to -2.34% |
| 2006 | 3,252 | $6.11 | to $18.04 | $42,509 | - | 0.75% | to 1.90% | 8.14% | to 9.47% |
| 2005 | 3,880 | $5.65 | to $16.48 | $48,357 | - | 0.75% | to 1.90% | 9.28% | to 10.60% |
| 2004 | 4,742 | $5.17 | to $14.90 | $53,255 | - | 0.75% | to 1.90% | 7.71% | to 8.92% |
| **ING Neuberger Berman Partners Portfolio - Initial Class** | | | | | | | | | |
| 2008 | 2,614 | $5.27 | to $5.44 | $14,045 | 0.25% | 0.95% | to 2.25% | -52.21% | to -51.57% |
| 2007 | 3,598 | $10.99 | to $11.28 | $40,033 | 0.28% | 0.95% | to 2.25% | 6.43% | to 7.82% |
| 2006 | 4,756 | $10.30 | to $10.49 | $49,253 | (c) | 0.95% | to 2.25% | (c) | |
| 2005 | (c) | (c) | | (c) | (c) | (c) | | (c) | |
| 2004 | (c) | (c) | | (c) | (c) | (c) | | (c) | |

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Neuberger Berman Partners Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 42 | $5.40 | to | $5.48 | $226 | - | 0.75% | to | 1.25% | -51.91% | to | -51.63% |
| 2007 | 4 | $11.23 | to | $11.33 | $47 | (d) | 0.75% | to | 1.25% | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | (d) | | | (d) | | |
| 2005 | (d) | | (d) | | (d) | (d) | (d) | | | (d) | | |
| 2004 | (d) | | (d) | | (d) | (d) | (d) | | | (d) | | |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 8,892 | $7.00 | to | $8.78 | $76,622 | 2.27% | 0.70% | to | 1.90% | -41.47% | to | -40.72% |
| 2007 | 10,904 | $12.18 | to | $14.86 | $159,447 | 1.08% | 0.75% | to | 1.90% | 4.48% | to | 5.77% |
| 2006 | 13,690 | $13.51 | to | $14.07 | $190,280 | 0.07% | 0.75% | to | 1.90% | 15.80% | to | 17.09% |
| 2005 | 15,774 | $11.62 | to | $12.04 | $193,562 | (b) | 0.75% | to | 1.90% | (b) | | |
| 2004 | (b) | | (b) | | (b) | (b) | (b) | | | (b) | | |
| **ING Oppenheimer Strategic Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 4,539 | $8.33 | to | $9.88 | $44,027 | 5.46% | 0.70% | to | 2.25% | -17.39% | to | -16.18% |
| 2007 | 5,739 | $11.33 | to | $11.79 | $66,638 | 4.56% | 0.75% | to | 2.25% | 6.29% | to | 7.95% |
| 2006 | 6,500 | $10.54 | to | $10.93 | $70,286 | 0.38% | 0.75% | to | 2.25% | 6.07% | to | 7.66% |
| 2005 | 7,202 | $9.99 | to | $10.13 | $75,516 | (b) | 0.75% | to | 1.90% | (b) | | |
| 2004 | (b) | | (b) | | (b) | (b) | (b) | | | (b) | | |
| **ING Oppenheimer Strategic Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 2 | | $9.57 | | $16 | 5.56% | | 1.25% | | | -16.85% | |
| 2007 | 2 | | $11.51 | | $20 | 9.52% | | 1.25% | | | 7.27% | |
| 2006 | - | | $10.73 | | $1 | (c) | | 1.25% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING PIMCO Total Return Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 776 | $9.96 | to | $12.94 | $9,940 | 4.66% | 0.70% | to | 1.50% | -1.68% | to | -0.92% |
| 2007 | 620 | $12.51 | to | $13.06 | $8,027 | 3.35% | 0.75% | to | 1.50% | 7.75% | to | 8.56% |
| 2006 | 563 | $11.61 | to | $12.03 | $6,721 | 1.62% | 0.75% | to | 1.50% | 2.47% | to | 3.26% |
| 2005 | 492 | $11.31 | to | $11.65 | $5,693 | 1.55% | 0.75% | to | 1.50% | 0.53% | to | 1.30% |
| 2004 | 339 | $11.18 | to | $11.50 | $3,885 | - | 0.75% | to | 1.50% | 2.73% | to | 3.60% |

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Pioneer High Yield Portfolio - Initial Class | | | | | | |
| 2008 | 1,746 | $7.22 to $7.83 | $12,668 | 7.56% | 0.75% to 1.90% | -30.23% to -29.96% |
| 2007 | 32 | $11.08 to $11.18 | $355 | 23.40% | 0.75% to 1.25% | 4.73% to 5.37% |
| 2006 | 2 | $10.58 to $10.61 | $21 | (c) | 0.75% to 1.25% | (c) |
| 2005 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Solution 2015 Portfolio - Service Class | | | | | | |
| 2008 | 280 | $7.92 to $8.88 | $2,423 | 2.37% | 0.70% to 1.50% | -27.94% to -27.39% |
| 2007 | 119 | $11.99 to $12.23 | $1,452 | 0.58% | 0.75% to 1.50% | 3.01% to 3.82% |
| 2006 | 82 | $11.64 to $11.78 | $959 | 0.27% | 0.75% to 1.50% | 9.36% to 9.89% |
| 2005 | 6 | $10.68 to $10.72 | $68 | (b) | 0.75% to 1.25% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Solution 2025 Portfolio - Service Class | | | | | | |
| 2008 | 186 | $7.43 to $8.34 | $1,467 | 1.08% | 0.70% to 1.25% | -34.64% to -34.33% |
| 2007 | 191 | $12.53 to $12.70 | $2,417 | 0.43% | 0.75% to 1.25% | 3.30% to 3.84% |
| 2006 | 70 | $12.13 to $12.23 | $853 | 0.23% | 0.75% to 1.25% | 11.18% to 11.79% |
| 2005 | 11 | $10.91 to $10.94 | $125 | (b) | 0.75% to 1.25% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Solution 2035 Portfolio - Service Class | | | | | | |
| 2008 | 157 | $7.20 to $8.22 | $1,196 | 1.34% | 0.70% to 1.25% | -37.78% to -37.49% |
| 2007 | 125 | $12.97 to $13.15 | $1,630 | 0.58% | 0.75% to 1.25% | 4.01% to 4.53% |
| 2006 | 36 | $12.47 to $12.58 | $453 | 0.11% | 0.75% to 1.25% | 12.65% |
| 2005 | - | $11.07 | $3 | (b) | 1.25% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Solution 2045 Portfolio - Service Class | | | | | | |
| 2008 | 99 | $6.95 to $8.10 | $764 | 1.03% | 0.70% to 1.25% | -40.58% to -40.27% |
| 2007 | 102 | $13.38 to $13.56 | $1,381 | 0.36% | 0.75% to 1.25% | 4.45% to 4.95% |
| 2006 | 21 | $12.81 to $12.92 | $272 | 0.05% | 0.75% to 1.25% | 13.66% |
| 2005 | - | $11.27 | $3 | (b) | 1.25% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 144 | $8.67 | to | $9.52 | $1,349 | 1.53% | 0.70% | to | 0.75% | -17.29% | | |
| 2007 | 110 | $11.35 | to | $11.51 | $1,264 | 1.20% | 0.75% | to | 1.25% | 3.94% | to | 4.45% |
| 2006 | 37 | $10.92 | to | $11.02 | $408 | 0.18% | 0.75% | to | 1.25% | 6.02% | | |
| 2005 | 13 | | $10.30 | | $138 | (b) | | 1.25% | | (b) | | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 4,178 | $6.30 | to | $8.01 | $32,650 | 0.46% | 0.70% | to | 1.90% | -44.27% | to | -43.58% |
| 2007 | 4,927 | $12.59 | to | $14.23 | $68,707 | 0.19% | 0.75% | to | 1.90% | 11.23% | to | 12.51% |
| 2006 | 6,287 | $11.90 | to | $12.67 | $78,292 | - | 0.75% | to | 1.90% | 7.04% | to | 8.35% |
| 2005 | 7,857 | $11.07 | to | $11.73 | $90,830 | (b) | 0.75% | to | 1.90% | (b) | | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 1,613 | $6.64 | to | $18.58 | $25,211 | 1.34% | 0.70% | to | 1.50% | -43.09% | to | -42.62% |
| 2007 | 1,963 | $12.35 | to | $32.60 | $53,823 | 0.49% | 0.75% | to | 1.50% | 8.25% | to | 9.05% |
| 2006 | 2,343 | $12.35 | to | $30.09 | $60,240 | 0.23% | 0.75% | to | 1.50% | 11.65% | to | 12.44% |
| 2005 | 2,307 | $13.30 | to | $26.93 | $64,310 | 0.49% | 0.75% | to | 1.50% | 4.59% | to | 5.39% |
| 2004 | 2,801 | $12.62 | to | $25.72 | $73,921 | 0.15% | 0.75% | to | 1.50% | 8.39% | to | 9.21% |
| **ING Templeton Foreign Equity Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 2,911 | $6.22 | to | $6.93 | $18,241 | (e) | 0.70% | to | 1.90% | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| **ING Thornburg Value Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 1,334 | $4.39 | to | $20.54 | $13,421 | 0.52% | 0.70% | to | 1.90% | -40.92% | to | -40.20% |
| 2007 | 1,750 | $7.43 | to | $34.35 | $27,434 | 0.48% | 0.75% | to | 1.90% | 5.24% | to | 6.45% |
| 2006 | 2,035 | $7.06 | to | $32.27 | $28,919 | 0.47% | 0.75% | to | 1.90% | 14.61% | to | 15.95% |
| 2005 | 2,322 | $6.16 | to | $27.83 | $30,602 | 0.78% | 0.75% | to | 1.90% | -0.32% | to | 0.80% |
| 2004 | 2,955 | $6.18 | to | $27.61 | $38,224 | 0.42% | 0.75% | to | 1.90% | 10.75% | to | 12.05% |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 1,676 | $4.86 | to | $11.23 | $15,297 | 2.38% | 0.70% | to | 1.90% | -40.95% | to | -40.20% |
| 2007 | 2,083 | $8.23 | to | $18.78 | $30,926 | 0.72% | 0.75% | to | 1.90% | -0.72% | to | 0.43% |
| 2006 | 2,519 | $8.29 | to | $18.70 | $36,982 | 0.79% | 0.75% | to | 1.90% | 12.33% | to | 13.68% |
| 2005 | 3,105 | $7.38 | to | $16.45 | $40,268 | 0.88% | 0.75% | to | 1.90% | 7.27% | to | 8.51% |
| 2004 | 3,631 | $6.88 | to | $15.16 | $43,678 | 0.77% | 0.75% | to | 1.90% | 12.60% | to | 13.90% |
| **ING Van Kampen Comstock Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 153 | $7.41 | to | $10.26 | $1,370 | 3.71% | 0.70% | to | 1.50% | -37.39% | to | -36.94% |
| 2007 | 180 | $13.64 | to | $16.31 | $2,568 | 1.24% | 0.75% | to | 1.50% | -3.74% | to | -3.00% |
| 2006 | 221 | $14.17 | to | $16.85 | $3,248 | 0.66% | 0.75% | to | 1.50% | 14.09% | to | 14.99% |
| 2005 | 252 | $12.42 | to | $14.68 | $3,224 | 0.60% | 0.75% | to | 1.50% | 1.97% | to | 2.74% |
| 2004 | 298 | $12.18 | to | $14.32 | $3,726 | - | 0.75% | to | 1.50% | 15.23% | to | 15.84% |
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 7,182 | $8.39 | to | $9.48 | $67,293 | 4.97% | 0.70% | to | 1.90% | -24.82% | to | -23.94% |
| 2007 | 9,133 | $12.07 | to | $12.49 | $112,954 | 2.44% | 0.75% | to | 1.90% | 1.59% | to | 2.83% |
| 2006 | 11,772 | $11.84 | to | $12.18 | $142,375 | 1.91% | 0.75% | to | 1.90% | 10.52% | to | 11.84% |
| 2005 | 13,462 | $10.66 | to | $10.91 | $146,295 | (b) | 0.75% | to | 1.90% | | | (b) |
| 2004 | (b) | | | (b) | (b) | (b) | | | (b) | | | (b) |
| **ING VP Strategic Allocation Conservative Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 600 | $8.30 | to | $15.49 | $8,278 | 4.46% | 0.70% | to | 1.50% | -24.71% | to | -24.14% |
| 2007 | 712 | $17.01 | to | $20.42 | $13,112 | 3.40% | 0.75% | to | 1.50% | 4.23% | to | 4.99% |
| 2006 | 802 | $16.28 | to | $19.45 | $14,115 | 2.69% | 0.75% | to | 1.50% | 6.77% | to | 7.58% |
| 2005 | 795 | $15.95 | to | $18.08 | $16,483 | 1.95% | 0.75% | to | 1.50% | 2.31% | to | 3.08% |
| 2004 | 926 | $15.55 | to | $17.54 | $18,730 | 1.82% | 0.75% | to | 1.50% | 6.50% | to | 7.15% |
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 711 | $6.85 | to | $14.54 | $8,438 | 2.39% | 0.70% | to | 2.25% | -37.50% | to | -36.53% |
| 2007 | 716 | $10.96 | to | $22.91 | $14,104 | 1.78% | 0.75% | to | 2.25% | 2.62% | to | 4.28% |
| 2006 | 800 | $10.68 | to | $21.97 | $15,119 | 1.35% | 0.75% | to | 2.25% | 10.67% | to | 12.32% |
| 2005 | 633 | $16.45 | to | $19.56 | $14,815 | 1.22% | 0.75% | to | 1.50% | 4.65% | to | 5.39% |
| 2004 | 771 | $15.68 | to | $18.56 | $15,631 | 1.04% | 0.75% | to | 2.25% | 10.33% | to | 11.20% |

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP Strategic Allocation Moderate Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 770 | $7.62 | to | $14.87 | $9,608 | 3.23% | 0.70% | to | 2.25% | -32.02% | to | -31.00% |
| 2007 | 893 | $11.21 | to | $21.55 | $16,300 | 2.24% | 0.75% | to | 2.25% | 3.13% | to | 4.71% |
| 2006 | 1,165 | $10.87 | to | $20.58 | $20,258 | 1.93% | 0.75% | to | 2.25% | 8.70% | to | 10.35% |
| 2005 | 953 | $12.95 | to | $18.65 | $21,319 | 1.57% | 0.75% | to | 1.50% | 3.15% | to | 3.90% |
| 2004 | 1,065 | $15.45 | to | $17.95 | $20,822 | 1.30% | 0.75% | to | 2.25% | 8.74% | to | 9.38% |
| **ING VP Growth and Income Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 11,849 | $5.16 | to | $200.72 | $186,679 | 1.48% | 0.70% | to | 2.25% | -39.08% | to | -38.10% |
| 2007 | 12,365 | $8.47 | to | $324.86 | $339,189 | 1.33% | 0.75% | to | 2.25% | 5.09% | to | 6.62% |
| 2006 | 14,714 | $8.06 | to | $305.35 | $372,591 | 1.14% | 0.75% | to | 2.25% | 11.63% | to | 13.32% |
| 2005 | 15,346 | $7.36 | to | $231.60 | $383,782 | 0.99% | 0.75% | to | 1.90% | 6.05% | to | 7.34% |
| 2004 | 18,090 | $6.94 | to | $216.86 | $423,357 | 2.31% | 0.75% | to | 2.25% | 6.28% | to | 7.59% |
| **ING GET U.S. Core Portfolio - Series 3** | | | | | | | | | | | | |
| 2008 | 1,675 | $9.75 | to | $10.23 | $16,807 | 2.16% | 1.45% | to | 2.40% | -5.71% | to | -4.93% |
| 2007 | 2,204 | $10.34 | to | $10.76 | $23,314 | 2.48% | 1.45% | to | 2.40% | 2.38% | to | 3.46% |
| 2006 | 2,752 | $10.10 | to | $10.40 | $28,242 | 2.51% | 1.45% | to | 2.40% | 3.80% | to | 4.84% |
| 2005 | 4,182 | $9.73 | to | $9.92 | $41,138 | 1.97% | 1.45% | to | 2.40% | -1.62% | to | -0.70% |
| 2004 | 5,491 | $9.89 | to | $9.99 | $54,614 | - | 1.45% | to | 2.40% | -1.00% | to | -0.10% |
| **ING GET U.S. Core Portfolio - Series 4** | | | | | | | | | | | | |
| 2008 | 247 | $10.01 | to | $10.48 | $2,543 | 2.83% | 1.45% | to | 2.40% | -8.00% | to | -7.17% |
| 2007 | 364 | $10.88 | to | $11.29 | $4,033 | 2.95% | 1.45% | to | 2.40% | 1.21% | to | 2.17% |
| 2006 | 469 | $10.75 | to | $11.05 | $5,115 | 2.72% | 1.45% | to | 2.40% | 5.29% | to | 6.35% |
| 2005 | 569 | $10.21 | to | $10.39 | $5,868 | 1.74% | 1.45% | to | 2.40% | -1.16% | to | -0.19% |
| 2004 | 788 | $10.33 | to | $10.41 | $8,173 | (a) | 1.45% | to | 2.40% | (a) | | |
| **ING GET U.S. Core Portfolio - Series 5** | | | | | | | | | | | | |
| 2008 | 159 | $10.31 | to | $10.70 | $1,685 | 1.67% | 1.45% | to | 2.25% | -9.48% | to | -8.70% |
| 2007 | 206 | $11.32 | to | $11.72 | $2,393 | 1.73% | 1.45% | to | 2.40% | -0.35% | to | 0.69% |
| 2006 | 284 | $11.36 | to | $11.64 | $3,282 | 1.93% | 1.45% | to | 2.40% | 8.60% | to | 9.60% |
| 2005 | 374 | $10.46 | to | $10.62 | $3,957 | 0.98% | 1.45% | to | 2.40% | 0.19% | to | 1.14% |
| 2004 | 422 | $10.44 | to | $10.50 | $4,428 | (a) | 1.45% | to | 2.40% | (a) | | |

189

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 6** | | | | | | | | | | | | |
| 2008 | 2,171 | $10.10 | to | $10.46 | $22,445 | 1.88% | 1.45% | to | 2.25% | -8.27% | to | -7.52% |
| 2007 | 2,779 | $10.96 | to | $11.31 | $31,137 | 2.38% | 1.45% | to | 2.40% | 0.83% | to | 1.80% |
| 2006 | 3,851 | $10.87 | to | $11.11 | $42,523 | 2.61% | 1.45% | to | 2.40% | 7.84% | to | 8.81% |
| 2005 | 6,780 | $10.08 | to | $10.21 | $68,984 | 0.38% | 1.45% | to | 2.40% | 0.20% | to | 1.19% |
| 2004 | 8,740 | $10.06 | to | $10.09 | $88,090 | (a) | 1.45% | to | 2.40% | | | (a) |
| **ING GET U.S. Core Portfolio - Series 7** | | | | | | | | | | | | |
| 2008 | 1,220 | $10.11 | to | $10.45 | $12,593 | 2.00% | 1.45% | to | 2.25% | -7.16% | to | -6.36% |
| 2007 | 1,751 | $10.84 | to | $11.16 | $19,355 | 2.47% | 1.45% | to | 2.40% | 0.84% | to | 1.73% |
| 2006 | 2,664 | $10.75 | to | $10.97 | $29,018 | 2.50% | 1.45% | to | 2.40% | 7.61% | to | 8.72% |
| 2005 | 4,298 | $9.99 | to | $10.09 | $43,222 | 0.06% | 1.45% | to | 2.40% | -0.10% | to | 0.90% |
| 2004 | 5,702 | | $10.00 | | $57,015 | (a) | 0.95% | to | 1.90% | | | (a) |
| **ING GET U.S. Core Portfolio - Series 8** | | | | | | | | | | | | |
| 2008 | 1,061 | $10.02 | to | $10.39 | $10,922 | 1.90% | 1.45% | to | 2.40% | -8.74% | to | -7.81% |
| 2007 | 1,361 | $10.98 | to | $11.27 | $15,240 | 1.97% | 1.45% | to | 2.40% | 1.10% | to | 2.08% |
| 2006 | 2,552 | $10.86 | to | $11.04 | $28,056 | 1.80% | 1.45% | to | 2.40% | 8.06% | to | 9.09% |
| 2005 | 3,197 | $10.05 | to | $10.12 | $32,287 | (b) | 1.45% | to | 2.40% | | | (b) |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | | (b) |
| **ING GET U.S. Core Portfolio - Series 9** | | | | | | | | | | | | |
| 2008 | 791 | $10.08 | to | $10.37 | $8,130 | 2.08% | 1.45% | to | 2.25% | -7.35% | to | -6.58% |
| 2007 | 1,076 | $10.88 | to | $11.10 | $11,868 | 2.53% | 1.45% | to | 2.25% | 1.59% | to | 2.49% |
| 2006 | 1,856 | $10.71 | to | $10.83 | $20,035 | 1.29% | 1.45% | to | 2.25% | 7.64% | to | 8.52% |
| 2005 | 2,337 | $9.94 | to | $10.00 | $23,302 | (b) | 1.45% | to | 2.40% | | | (b) |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | | (b) |
| **ING GET U.S. Core Portfolio - Series 10** | | | | | | | | | | | | |
| 2008 | 630 | $10.17 | to | $10.44 | $6,522 | 2.65% | 1.45% | to | 2.25% | -6.01% | to | -5.26% |
| 2007 | 909 | $10.82 | to | $11.02 | $9,950 | 2.31% | 1.45% | to | 2.25% | 1.22% | to | 2.04% |
| 2006 | 1,672 | $10.69 | to | $10.80 | $18,001 | 0.75% | 1.45% | to | 2.25% | 7.33% | to | 8.22% |
| 2005 | 2,176 | $9.96 | to | $10.00 | $21,698 | (b) | 1.45% | to | 2.40% | | | (b) |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | | (b) |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 11** | | | | | | | | | | | | |
| 2008 | 772 | $10.30 | to | $10.61 | $8,130 | 2.27% | 1.45% | to | 2.40% | -1.90% | to | -0.93% |
| 2007 | 1,072 | $10.50 | to | $10.71 | $11,430 | 3.86% | 1.45% | to | 2.40% | -0.38% | to | 0.56% |
| 2006 | 1,783 | $10.54 | to | $10.65 | $18,897 | 0.11% | 1.45% | to | 2.40% | 5.29% | to | 6.29% |
| 2005 | 2,425 | $10.01 | to | $10.02 | $24,279 | (b) | 0.95% | to | 1.90% | | | (b) |
| 2004 | (b) | | | (b) | (b) | (b) | | | (b) | | | (b) |
| **ING GET U.S. Core Portfolio - Series 12** | | | | | | | | | | | | |
| 2008 | 1,946 | $10.26 | to | $10.55 | $20,401 | 1.62% | 1.45% | to | 2.40% | -8.47% | to | -7.54% |
| 2007 | 3,718 | $11.21 | to | $11.41 | $42,061 | 1.30% | 1.45% | to | 2.40% | 0.54% | to | 1.51% |
| 2006 | 4,373 | $11.15 | to | $11.24 | $48,943 | (c) | 1.45% | to | 2.40% | (c) | | |
| 2005 | (c) | | | (c) | (c) | (c) | | | (c) | (c) | | |
| 2004 | (c) | | | (c) | (c) | (c) | | | (c) | (c) | | |
| **ING GET U.S. Core Portfolio - Series 13** | | | | | | | | | | | | |
| 2008 | 1,853 | $10.33 | to | $10.54 | $19,436 | 2.20% | 1.45% | to | 2.25% | 0.10% | to | 0.86% |
| 2007 | 3,214 | $10.30 | to | $10.45 | $33,324 | 0.61% | 1.45% | to | 2.40% | 2.39% | to | 3.36% |
| 2006 | 4,416 | $10.06 | to | $10.11 | $44,505 | (c) | 1.45% | to | 2.40% | (c) | | |
| 2005 | (c) | | | (c) | (c) | (c) | | | (c) | (c) | | |
| 2004 | (c) | | | (c) | (c) | (c) | | | (c) | (c) | | |
| **ING GET U.S. Core Portfolio - Series 14** | | | | | | | | | | | | |
| 2008 | 2,041 | $10.24 | to | $10.44 | $21,091 | 1.89% | 1.45% | to | 2.40% | 0.59% | to | 1.56% |
| 2007 | 2,501 | $10.18 | to | $10.28 | $25,572 | - | 1.45% | to | 2.40% | 2.50% | to | 2.80% |
| 2006 | 9 | | $10.00 | | $85 | (c) | 0.95% | to | 1.25% | (c) | | |
| 2005 | (c) | | | (c) | (c) | (c) | | | (c) | (c) | | |
| 2004 | (c) | | | (c) | (c) | (c) | | | (c) | (c) | | |
| **ING BlackRock Global Science and Technology Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 1,247 | $2.88 | to | $9.89 | $3,743 | - | 0.70% | to | 1.90% | -40.97% | to | -40.27% |
| 2007 | 1,830 | $4.86 | to | $16.58 | $9,192 | - | 0.75% | to | 1.90% | 16.82% | to | 18.20% |
| 2006 | 1,911 | $4.14 | to | $14.07 | $8,139 | - | 0.75% | to | 1.90% | 5.24% | to | 6.60% |
| 2005 | 2,617 | $3.92 | to | $13.24 | $10,507 | - | 0.75% | to | 1.90% | 9.56% | to | 10.87% |
| 2004 | 2,857 | $3.56 | to | $11.96 | $10,373 | - | 0.75% | to | 1.90% | -3.17% | to | -1.86% |

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING International Index Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 36 | $5.91 | to | $5.94 | $211 | (e) | 0.75% | to | 1.50% | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| **ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 9 | $10.19 | to | $10.22 | $96 | (e) | 0.75% | to | 1.25% | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| **ING Opportunistic Large Cap Growth Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 1,040 | $3.69 | to | $10.68 | $7,963 | 0.77% | 0.70% | to | 1.90% | -45.09% | to | -44.46% |
| 2007 | 1,280 | $6.72 | to | $19.23 | $17,364 | 0.17% | 0.75% | to | 1.90% | 15.66% | to | 16.97% |
| 2006 | 1,613 | $5.81 | to | $16.44 | $18,754 | 0.06% | 0.75% | to | 1.90% | 0.69% | to | 1.89% |
| 2005 | 1,858 | $5.77 | to | $16.14 | $23,711 | 0.68% | 0.75% | to | 1.90% | 7.25% | to | 8.61% |
| 2004 | 2,380 | $5.38 | to | $14.86 | $28,081 | 0.12% | 0.75% | to | 1.90% | 5.25% | to | 6.37% |
| **ING Opportunistic Large Cap Value Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 334 | $7.66 | to | $14.95 | $4,682 | 2.09% | 0.70% | to | 1.50% | -36.59% | to | -36.08% |
| 2007 | 398 | $15.20 | to | $23.39 | $8,809 | 1.74% | 0.75% | to | 1.50% | 1.50% | to | 2.23% |
| 2006 | 531 | $11.05 | to | $22.88 | $11,521 | 1.42% | 0.75% | to | 1.50% | 14.29% | to | 15.15% |
| 2005 | 684 | $12.96 | to | $19.87 | $12,906 | 1.88% | 0.75% | to | 1.50% | 5.44% | to | 6.20% |
| 2004 | 909 | $12.23 | to | $18.71 | $16,285 | 0.82% | 0.75% | to | 1.50% | 8.48% | to | 9.35% |
| **ING Opportunistic Large Cap Value Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 39 | $7.16 | to | $7.38 | $285 | 1.68% | 0.95% | to | 1.90% | -37.03% | to | -36.38% |
| 2007 | 68 | $11.37 | to | $11.60 | $784 | 1.62% | 0.95% | to | 1.90% | 0.80% | to | 1.75% |
| 2006 | 105 | $11.28 | to | $11.40 | $1,192 | 1.49% | 0.95% | to | 1.90% | 13.60% | to | 14.69% |
| 2005 | 145 | $9.93 | to | $9.94 | $1,436 | (b) | 0.95% | to | 1.90% | (b) | | |
| 2004 | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Russell™ Large Cap Index Portfolio - Class I | | | | | | |
| 2008 | 96 | $6.63 to $6.65 | $641 | (e) | 0.75% to 1.25% | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Russell™ Mid Cap Index Portfolio - Class I | | | | | | |
| 2008 | 5 | $5.93 | $29 | (e) | 0.75% | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Russell™ Small Cap Index Portfolio - Class I | | | | | | |
| | 5 | $6.97 | $35 | (e) | 0.75% | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Index Plus LargeCap Portfolio - Class I | | | | | | |
| 2008 | 8,508 | $5.80 to $14.93 | $79,909 | 2.29% | 0.70% to 2.25% | -38.56% to -37.69% |
| 2007 | 10,284 | $9.42 to $23.96 | $155,324 | 1.17% | 0.75% to 2.25% | 2.70% to 4.22% |
| 2006 | 9,664 | $9.15 to $22.99 | $152,360 | 1.09% | 0.75% to 2.25% | 11.99% to 13.70% |
| 2005 | 9,069 | $8.14 to $20.22 | $161,314 | 1.24% | 0.75% to 1.90% | 3.43% to 4.62% |
| 2004 | 10,827 | $7.87 to $19.33 | $182,362 | 1.01% | 0.75% to 2.25% | 8.40% to 9.77% |
| ING VP Index Plus MidCap Portfolio - Class I | | | | | | |
| 2008 | 527 | $6.85 to $15.69 | $7,814 | 1.43% | 0.70% to 1.50% | -38.51% to -38.02% |
| 2007 | 606 | $11.44 to $25.34 | $14,668 | 0.80% | 0.75% to 1.50% | 3.90% to 4.68% |
| 2006 | 724 | $10.94 to $24.21 | $16,714 | 0.62% | 0.75% to 1.50% | 7.81% to 8.63% |
| 2005 | 859 | $16.06 to $22.30 | $18,302 | 0.44% | 0.75% to 1.50% | 9.52% to 10.34% |
| 2004 | 944 | $14.59 to $20.23 | $18,233 | 0.40% | 0.75% to 1.50% | 14.85% to 15.72% |

193

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 313 | $7.28 | to | $12.08 | $3,465 | 0.94% | 0.70% | to | 1.50% | -34.53% | to | -34.09% |
| 2007 | 375 | $15.87 | to | $18.33 | $6,359 | 0.46% | 0.75% | to | 1.50% | -7.63% | to | -6.92% |
| 2006 | 480 | $11.11 | to | $19.70 | $8,727 | 0.41% | 0.75% | to | 1.50% | 12.07% | to | 13.00% |
| 2005 | 614 | $15.33 | to | $17.45 | $9,917 | 0.31% | 0.75% | to | 1.50% | 6.09% | to | 6.79% |
| 2004 | 592 | $14.45 | to | $16.34 | $8,963 | 0.14% | 0.75% | to | 1.50% | 20.22% | to | 21.21% |
| **ING VP Small Company Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 1,717 | $7.27 | to | $21.03 | $27,869 | 1.10% | 0.70% | to | 1.90% | -32.37% | to | -31.57% |
| 2007 | 2,343 | $13.38 | to | $30.74 | $53,080 | 0.20% | 0.75% | to | 1.90% | 3.91% | to | 5.13% |
| 2006 | 3,127 | $13.29 | to | $29.24 | $68,006 | 0.41% | 0.75% | to | 1.90% | 14.57% | to | 15.93% |
| 2005 | 3,533 | $11.60 | to | $25.23 | $72,337 | 0.14% | 0.75% | to | 1.90% | 8.21% | to | 9.46% |
| 2004 | 4,382 | $10.72 | to | $23.05 | $82,870 | 0.28% | 0.75% | to | 1.90% | 12.13% | to | 13.55% |
| **ING VP International Value Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 338 | $6.66 | to | $11.71 | $3,607 | 2.63% | 0.70% | to | 1.50% | -43.61% | to | -43.17% |
| 2007 | 345 | $18.07 | to | $20.65 | $6,503 | 1.89% | 0.75% | to | 1.50% | 11.75% | to | 12.58% |
| 2006 | 401 | $16.17 | to | $18.38 | $6,725 | 2.18% | 0.75% | to | 1.50% | 27.52% | to | 28.53% |
| 2005 | 304 | $12.68 | to | $14.33 | $3,967 | 2.79% | 0.75% | to | 1.50% | 7.82% | to | 8.62% |
| 2004 | 247 | $11.76 | to | $13.22 | $2,980 | 1.29% | 0.75% | to | 1.50% | 15.63% | to | 16.51% |
| **ING VP MidCap Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 54 | $6.94 | to | $9.47 | $498 | - | 0.70% | to | 1.25% | -38.42% | to | -38.10% |
| 2007 | 56 | $14.81 | to | $15.30 | $860 | - | 0.75% | to | 1.25% | 24.14% | to | 24.80% |
| 2006 | 34 | $11.93 | to | $12.26 | $411 | - | 0.75% | to | 1.25% | 6.42% | to | 7.00% |
| 2005 | 33 | $11.21 | to | $11.46 | $379 | - | 0.75% | to | 1.25% | 9.05% | to | 9.56% |
| 2004 | 32 | $10.28 | to | $13.84 | $340 | - | 0.75% | to | 1.25% | 10.18% | to | 10.69% |
| **ING VP MidCap Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 336 | $7.67 | to | $8.26 | $2,720 | - | 0.95% | to | 1.90% | -38.88% | to | -38.27% |
| 2007 | 533 | $12.55 | to | $13.38 | $6,959 | - | 0.95% | to | 1.90% | 23.04% | to | 24.23% |
| 2006 | 742 | $10.20 | to | $10.77 | $7,822 | - | 0.95% | to | 1.90% | 5.59% | to | 6.63% |
| 2005 | 1,074 | $9.66 | to | $10.10 | $10,674 | - | 0.95% | to | 1.90% | 8.05% | to | 9.07% |
| 2004 | 1,180 | $8.94 | to | $9.26 | $10,784 | - | 0.95% | to | 1.90% | 9.02% | to | 10.11% |

194

**VARIABLE ANNUITY ACCOUNT B OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 67 | $6.25 | to | $10.89 | $522 | - | 0.70% | to | 1.25% | -35.30% | to | -34.97% |
| 2007 | 41 | $9.66 | to | $16.79 | $410 | - | 0.75% | to | 1.25% | 8.66% | to | 9.31% |
| 2006 | 26 | $8.89 | to | $15.40 | $241 | - | 0.75% | to | 1.25% | 11.12% | to | 11.61% |
| 2005 | 11 | $8.00 | to | $13.81 | $88 | - | 0.75% | to | 1.25% | 7.82% | to | 8.34% |
| 2004 | 128 | $7.42 | to | $12.78 | $970 | - | 0.75% | to | 1.25% | 8.80% | to | 9.42% |
| **ING VP SmallCap Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 320 | $5.55 | to | $5.98 | $1,876 | - | 0.95% | to | 1.90% | -35.84% | to | -35.14% |
| 2007 | 465 | $8.65 | to | $9.22 | $4,184 | - | 0.95% | to | 1.90% | 7.72% | to | 8.73% |
| 2006 | 629 | $8.03 | to | $8.48 | $5,223 | - | 0.95% | to | 1.90% | 10.30% | to | 11.29% |
| 2005 | 810 | $7.28 | to | $7.62 | $6,065 | - | 0.95% | to | 1.90% | 6.74% | to | 7.78% |
| 2004 | 765 | $6.82 | to | $7.07 | $5,342 | - | 0.95% | to | 1.90% | 7.91% | to | 8.94% |
| **ING VP Balanced Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 4,677 | $7.72 | to | $28.83 | $81,353 | 3.74% | 0.70% | to | 2.25% | -29.69% | to | -28.64% |
| 2007 | 6,094 | $10.98 | to | $40.47 | $145,449 | 2.69% | 0.75% | to | 2.25% | 3.20% | to | 4.78% |
| 2006 | 7,358 | $10.64 | to | $38.70 | $165,989 | 2.39% | 0.75% | to | 2.25% | 7.47% | to | 9.16% |
| 2005 | 6,847 | $10.08 | to | $27.78 | $174,465 | 2.33% | 0.75% | to | 1.90% | 2.34% | to | 3.50% |
| 2004 | 7,519 | $9.85 | to | $26.84 | $189,559 | 2.00% | 0.75% | to | 2.25% | 7.30% | to | 8.58% |
| **ING VP Intermediate Bond Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 6,247 | $9.39 | to | $75.43 | $100,529 | 5.89% | 0.70% | to | 2.25% | -10.54% | to | -9.18% |
| 2007 | 5,709 | $10.77 | to | $83.34 | $105,197 | 3.54% | 0.75% | to | 2.25% | 3.67% | to | 5.26% |
| 2006 | 6,657 | $10.25 | to | $79.47 | $115,703 | 3.76% | 0.75% | to | 2.25% | 1.75% | to | 3.26% |
| 2005 | 7,208 | $11.62 | to | $20.25 | $130,583 | 3.70% | 0.75% | to | 1.90% | 1.18% | to | 2.38% |
| 2004 | 7,665 | $11.37 | to | $19.78 | $137,880 | 7.97% | 0.75% | to | 2.25% | 2.91% | to | 4.11% |
| **ING VP Money Market Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 15,397 | $10.06 | to | $16.42 | $207,378 | 5.24% | 0.70% | to | 1.90% | 0.65% | to | 1.92% |
| 2007 | 15,622 | $10.59 | to | $16.11 | $204,844 | 4.10% | 0.75% | to | 1.90% | 3.14% | to | 4.34% |
| 2006 | 18,036 | $10.17 | to | $15.44 | $224,967 | 2.87% | 0.75% | to | 2.25% | 2.49% | to | 4.11% |
| 2005 | 17,339 | $10.21 | to | $14.83 | $214,217 | 1.08% | 0.75% | to | 1.90% | 1.09% | to | 2.21% |
| 2004 | 15,367 | $10.10 | to | $14.51 | $192,781 | 1.13% | 0.75% | to | 2.25% | -0.88% | to | 0.35% |

195

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2008 | 1 | | $28.45 | | $16 | - | | 0.75% | | | -16.45% | | |
| 2007 | 1 | | $34.05 | | $23 | 4.55% | | 0.75% | | | 9.70% | | |
| 2006 | 1 | | $31.04 | | $21 | 2.16% | | 0.75% | | | 9.88% | | |
| 2005 | 1 | | $28.25 | | $19 | - | | 0.75% | | | 7.17% | | |
| 2004 | 9,164 | $9.95 | to | $27.77 | $156,790 | 2.08% | 0.75% | to | 1.90% | 6.53% | to | 7.72% |
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2008 | - | | $25.03 | | $3 | - | | 0.75% | | | 5.26% | | |
| 2007 | 1 | | $23.78 | | $12 | 8.33% | | 0.75% | | | 6.21% | | |
| 2006 | 1 | | $22.39 | | $12 | 4.88% | | 0.75% | | | 3.47% | | |
| 2005 | 1 | | $21.64 | | $11 | - | | 0.75% | | | 1.22% | | |
| 2004 | 794 | $11.46 | to | $21.38 | $15,748 | 5.17% | 0.75% | to | 1.50% | 2.40% | to | 3.19% |
| **Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2008 | - | $13.36 | to | $14.67 | $5 | - | 0.75% | to | 1.50% | -40.62% | to | -40.20% |
| 2007 | - | $22.50 | to | $24.53 | $9 | - | 0.75% | to | 1.50% | 13.35% | to | 14.25% |
| 2006 | - | $19.85 | to | $21.47 | $8 | 0.49% | 0.75% | to | 1.50% | 9.73% | to | 10.56% |
| 2005 | - | $18.09 | to | $19.42 | $7 | - | 0.75% | to | 1.50% | 2.73% | to | 3.52% |
| 2004 | 6,667 | $5.85 | to | $21.12 | $84,481 | 0.13% | 0.75% | to | 1.90% | 2.45% | to | 3.70% |
| **Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2008 | - | $16.79 | to | $18.43 | $1 | - | 0.75% | to | 1.50% | -44.55% | to | -44.15% |
| 2007 | - | $30.28 | to | $33.00 | $8 | - | 0.75% | to | 1.50% | 20.21% | to | 21.10% |
| 2006 | - | $25.19 | to | $27.25 | $7 | - | 0.75% | to | 1.50% | 11.96% | to | 12.79% |
| 2005 | - | $22.50 | to | $24.16 | $6 | - | 0.75% | to | 1.50% | 10.62% | to | 11.44% |
| 2004 | 7,231 | $4.59 | to | $21.68 | $94,264 | - | 0.75% | to | 1.90% | 18.30% | to | 19.85% |
| **Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2008 | - | | $15.86 | | $2 | - | | 0.75% | | | -45.06% | | |
| 2007 | - | | $28.87 | | $8 | - | | 0.75% | | | 8.82% | | |
| 2006 | - | | $26.53 | | $7 | 1.72% | | 0.75% | | | 17.29% | | |
| 2005 | - | | $22.62 | | $6 | - | | 0.75% | | | 5.11% | | |
| 2004 | 10,934 | $5.95 | to | $23.00 | $154,245 | 0.94% | 0.75% | to | 1.90% | 2.76% | to | 3.96% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Lord Abbett Series Fund - Mid-Cap Value** | | | | | | | | | | | | |
| **Portfolio - Class VC** | | | | | | | | | | | | |
| 2008 | 222 | $7.21 | to | $10.69 | $2,000 | 1.17% | 0.70% | to | 1.50% | -40.23% | to | -39.78% |
| 2007 | 274 | $14.54 | to | $17.79 | $4,141 | 0.43% | 0.75% | to | 1.50% | -0.95% | to | -0.20% |
| 2006 | 306 | $11.47 | to | $17.86 | $4,642 | 0.42% | 0.75% | to | 1.50% | 10.54% | to | 11.36% |
| 2005 | 434 | $13.28 | to | $16.06 | $5,924 | 0.52% | 0.75% | to | 1.50% | 6.67% | to | 7.43% |
| 2004 | 292 | $12.45 | to | $14.98 | $3,732 | 0.40% | 0.75% | to | 1.50% | 22.18% | to | 23.12% |
| **Oppenheimer Global Securities/VA** | | | | | | | | | | | | |
| 2008 | 3 | | $15.51 | | $47 | 1.53% | | 0.75% | | | -40.64% | |
| 2007 | 3 | | $26.13 | | $84 | 1.20% | | 0.75% | | | 5.53% | |
| 2006 | 3 | | $24.76 | | $83 | 0.98% | | 0.75% | | | 16.79% | |
| 2005 | 3 | | $21.20 | | $72 | 2.12% | | 0.75% | | | 13.49% | |
| 2004 | 2,073 | $15.03 | to | $23.47 | $43,720 | 1.17% | 0.75% | to | 1.50% | 17.37% | to | 18.23% |
| **Oppenheimer Main Street Fund®/VA** | | | | | | | | | | | | |
| 2008 | 35 | $6.75 | to | $7.94 | $255 | 1.74% | 0.80% | to | 1.25% | -39.24% | to | -38.97% |
| 2007 | 36 | $11.11 | to | $13.01 | $434 | 0.98% | 0.80% | to | 1.25% | | 3.06% | |
| 2006 | 32 | $10.78 | to | $12.56 | $381 | 2.21% | 0.80% | to | 1.25% | 13.59% | to | 14.08% |
| 2005 | 4,588 | $8.60 | to | $14.43 | $58,462 | 1.38% | 0.95% | to | 1.90% | 3.99% | to | 4.98% |
| 2004 | 5,694 | $8.27 | to | $13.79 | $68,396 | 0.85% | 0.80% | to | 2.25% | 7.40% | to | 8.45% |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | | | | | | | | | | |
| 2008 | 47 | $6.86 | to | $8.12 | $382 | 0.60% | 0.70% | to | 1.50% | -38.76% | to | -38.34% |
| 2007 | 47 | $12.90 | to | $13.17 | $617 | 0.30% | 0.75% | to | 1.50% | -2.71% | to | -1.94% |
| 2006 | 54 | $13.26 | to | $13.43 | $723 | 0.10% | 0.75% | to | 1.50% | 13.65% | to | 14.20% |
| 2005 | 3 | $11.72 | to | $11.76 | $41 | (b) | 0.75% | to | 1.25% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Oppenheimer Mid Cap Fund/VA** | | | | | | | | | | | | |
| 2008 | 5 | $5.50 | to | $6.88 | $37 | - | 0.80% | to | 1.25% | -49.68% | to | -49.49% |
| 2007 | 15 | $10.93 | to | $13.62 | $180 | - | 0.80% | to | 1.25% | | 5.00% | |
| 2006 | 6 | $10.41 | to | $12.91 | $74 | - | 0.80% | to | 1.25% | 1.66% | to | 2.14% |
| 2005 | 2,781 | $5.20 | to | $16.97 | $32,591 | - | 0.95% | to | 1.90% | 10.32% | to | 11.25% |
| 2004 | 3,156 | $4.71 | to | $15.29 | $32,874 | - | 0.95% | to | 1.90% | 17.46% | to | 18.63% |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | | | | | | | | |
| 2008 | 532 | $8.97 | to | $11.10 | $5,888 | 4.40% | 0.70% | to | 1.50% | -8.21% | to | -7.81% |
| 2007 | 383 | $11.82 | to | $12.04 | $4,609 | 3.17% | 0.75% | to | 1.25% | 9.14% | to | 9.75% |
| 2006 | 224 | $10.75 | to | $10.97 | $2,452 | 4.26% | 0.75% | to | 1.50% | -0.37% | to | 0.09% |
| 2005 | 139 | $10.87 | to | $10.96 | $1,526 | 3.42% | 0.75% | to | 1.25% | | 1.29% | |
| 2004 | 48 | | $10.82 | | $522 | (a) | | 0.75% | | | (a) | |
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 196 | $5.06 | to | $5.30 | $1,033 | 0.51% | 0.70% | to | 1.50% | -58.85% | to | -58.50% |
| 2007 | 225 | $12.71 | to | $12.77 | $2,870 | (d) | 0.75% | to | 1.50% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Pioneer High Yield VCT Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 40 | $6.71 | to | $7.84 | $308 | 7.95% | 0.70% | to | 1.50% | -36.33% | to | -35.90% |
| 2007 | 119 | $11.89 | to | $12.23 | $1,452 | 5.69% | 0.75% | to | 1.50% | 4.53% | to | 5.07% |
| 2006 | 42 | $11.48 | to | $11.64 | $480 | 4.35% | 0.75% | to | 1.25% | | 7.68% | |
| 2005 | 12 | | $10.81 | | $133 | 6.30% | | 0.75% | | | 1.22% | |
| 2004 | 20 | | $10.68 | | $216 | (a) | | 0.75% | | | (a) | |
| **Wanger International** | | | | | | | | | | | | |
| 2008 | 72 | $5.63 | to | $6.29 | $406 | 1.14% | 0.70% | to | 1.25% | -46.28% | to | -45.96% |
| 2007 | 112 | $10.46 | to | $10.51 | $1,172 | (d) | 0.75% | to | 1.50% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Wanger Select** | | | | | | | | | | | | |
| 2008 | 212 | $5.73 | to | $8.19 | $1,732 | - | 0.70% | to | 1.50% | -49.84% | to | -49.41% |
| 2007 | 267 | $15.75 | to | $16.19 | $4,305 | - | 0.75% | to | 1.50% | 7.73% | to | 8.58% |
| 2006 | 140 | $14.62 | to | $14.91 | $2,085 | 0.29% | 0.75% | to | 1.50% | 18.23% | to | 18.80% |
| 2005 | 44 | $12.45 | to | $12.55 | $554 | - | 0.75% | to | 1.25% | | 9.61% | |
| 2004 | 22 | | $11.45 | | $249 | (a) | | 0.75% | | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Wanger USA | | | | | | | | | | | | |
| 2008 | 27 | $6.69 | to | $8.60 | $231 | - | 0.70% | to | 1.50% | -40.59% | to | -40.11% |
| 2007 | 30 | $13.97 | to | $14.36 | $436 | - | 0.75% | to | 1.50% | 3.79% | to | 4.59% |
| 2006 | 42 | $13.46 | to | $13.73 | $569 | 0.39% | 0.75% | to | 1.50% | 6.53% | to | 7.10% |
| 2005 | 43 | $12.72 | to | $12.82 | $552 | - | 0.75% | to | 1.25% | | 10.42% | |
| 2004 | 8 | | $11.61 | | $97 | (a) | | 0.75% | | | (a) | |

(a) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.
(b) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(c) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.
(d) As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

A    The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B    The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C    Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

*    Includes units for annuity contracts in payout beginning in 2006.

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Index to Consolidated Financial Statements

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Atlanta, Georgia
March 26, 2009

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Operations
(In millions)

| | Year Ended December 31, | | |
| | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Revenue:** | | | |
| Net investment income | $ 1,083.7 | $ 1,054.7 | $ 1,029.7 |
| Fee income | 612.9 | 769.9 | 714.8 |
| Premiums | 46.9 | 46.8 | 37.5 |
| Broker-dealer commission revenue | 622.5 | 568.4 | 429.2 |
| Net realized capital (losses) gains | (653.1) | (27.6) | 3.0 |
| Other income | 21.3 | 20.3 | 15.7 |
| Total revenue | 1,734.2 | 2,432.5 | 2,229.9 |
| **Benefits and expenses:** | | | |
| Interest credited and other benefits to contractowners | 1,432.4 | 802.8 | 783.7 |
| Operating expenses | 687.5 | 652.2 | 568.3 |
| Broker-dealer commission expense | 622.5 | 568.4 | 429.2 |
| Net amortization of deferred policy acquisition cost and value of business acquired | 128.9 | 129.2 | 21.3 |
| Interest expense | 1.4 | 5.5 | 2.9 |
| Total benefits and expenses | 2,872.7 | 2,158.1 | 1,805.4 |
| (Loss) income before income taxes | (1,138.5) | 274.4 | 424.5 |
| Income tax (benefit) expense | (108.3) | 56.0 | 122.7 |
| Net (loss) income | $ (1,030.2) | $ 218.4 | $ 301.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
| --- | --- | --- |
| | 2008 | 2007 |
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value | | |
| (amortized cost of $14,632.6 at 2008 and $13,374.7 at 2007) | $ 13,252.2 | $ 13,316.3 |
| Equity securities, available-for-sale, at fair value | | |
| (cost of $247.7 at 2008 and $440.1 at 2007) | 240.3 | 446.4 |
| Short-term investments | 41.9 | 167.9 |
| Mortgage loans on real estate | 2,107.8 | 2,089.4 |
| Policy loans | 267.8 | 273.4 |
| Limited partnerships/corporations | 513.9 | 636.1 |
| Other investments | 235.2 | 34.8 |
| Securities pledged (amortized cost of $1,160.5 at 2008 and $940.2 at 2007) | 1,225.4 | 934.1 |
| Total investments | 17,884.5 | 17,898.4 |
| Cash and cash equivalents | 203.5 | 252.3 |
| Short-term investments under securities loan agreement, | | |
| including collateral delivered | 483.9 | 202.7 |
| Accrued investment income | 205.8 | 168.3 |
| Receivables for securities sold | 5.5 | 5.6 |
| Reinsurance recoverable | 2,505.6 | 2,594.4 |
| Deferred policy acquisition costs | 865.5 | 728.6 |
| Value of business acquired | 1,832.5 | 1,253.2 |
| Notes receivable from affiliate | 175.0 | 175.0 |
| Due from affiliates | 13.8 | 10.6 |
| Current income tax recoverable | 38.6 | - |
| Property and equipment | 114.7 | 147.4 |
| Other assets | 233.3 | 112.1 |
| Assets held in separate accounts | 35,927.7 | 48,091.2 |
| Total assets | $ 60,489.9 | $ 71,639.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | | As of December 31, | |
| --- | --- | --- | --- |
| | | **2008** | **2007** |
| **Liabilities and Shareholder's Equity** | | | |
| Future policy benefits and claims reserves | $ | 20,782.1 $ | 18,569.1 |
| Payables for securities purchased | | 1.6 | 0.2 |
| Payables under securities loan agreement, including collateral held | | 488.3 | 183.9 |
| Notes payable | | 17.9 | 9.9 |
| Borrowed money | | 615.3 | 738.4 |
| Due to affiliates | | 116.7 | 130.7 |
| Current income taxes | | - | 56.8 |
| Deferred income taxes | | 101.1 | 275.9 |
| Other liabilities | | 874.7 | 542.7 |
| Liabilities related to separate accounts | | 35,927.7 | 48,091.2 |
| Total liabilities | | 58,925.4 | 68,598.8 |
| | | | |
| Shareholder's equity | | | |
| Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value) | | 2.8 | 2.8 |
| Additional paid-in capital | | 4,161.3 | 4,159.3 |
| Accumulated other comprehensive loss | | (482.1) | (33.8) |
| Retained earnings (deficit) | | (2,117.5) | (1,087.3) |
| Total shareholder's equity | | 1,564.5 | 3,041.0 |
| Total liabilities and shareholder's equity | $ | 60,489.9 $ | 71,639.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Changes in Shareholder's Equity
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2005 | $ 2.8 | $ 4,549.6 | $ (5.3) | $ (1,576.4) | $ 2,970.7 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 301.8 | 301.8 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(23.4) pretax) | - | - | (10.7) | - | (10.7) |
| Pension liability and FAS No. 158 transition adjustment ($3.9 pretax) | - | - | 2.5 | - | 2.5 |
| Total comprehensive income | | | | | 293.6 |
| Cumulative effect of change in accounting principle ($(0.8) pretax) | | | (0.5) | - | (0.5) |
| Dividends paid | - | (256.0) | - | - | (256.0) |
| Employee share-based payments | - | 5.9 | - | - | 5.9 |
| Balance at December 31, 2006 | 2.8 | 4,299.5 | (14.0) | (1,274.6) | 3,013.7 |
| Cumulative effect of change in accounting principle | - | - | - | (31.1) | (31.1) |
| Balance at January 1, 2007 | 2.8 | 4,299.5 | (14.0) | (1,305.7) | 2,982.6 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 218.4 | 218.4 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4) | - | - | (24.4) | - | (24.4) |
| Pension liability ($7.1 pretax) | - | - | 4.6 | - | 4.6 |
| Total comprehensive income | | | | | 198.6 |
| Dividends paid | - | (145.0) | - | - | (145.0) |
| Employee share-based payments | - | 4.8 | - | - | 4.8 |
| Balance at December 31, 2007 | 2.8 | 4,159.3 | (33.8) | (1,087.3) | 3,041.0 |
| Comprehensive loss: | | | | | |
| Net loss | - | - | - | (1,030.2) | (1,030.2) |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(635.4) pretax), including tax valuation allowance of $6.4 | - | - | (435.3) | - | (435.3) |
| Pension liability ($18.7 pretax) | - | - | (13.0) | - | (13.0) |
| Total comprehensive loss | | | | | (1,478.5) |
| Dividends paid | - | - | - | - | - |
| Employee share-based payments | - | 2.0 | - | - | 2.0 |
| Balance at December 31, 2008 | $ 2.8 | $ 4,161.3 | $ (482.1) | $ (2,117.5) | $ 1,564.5 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2008** | | **2007** | | **2006** |
| **Cash Flows from Operating Activities:** | | | | | | |
| Net (loss) income | $ | (1,030.2) | $ | 218.4 | $ | 301.8 |
| Adjustments to reconcile net income to | | | | | | |
| net cash provided by operating activities: | | | | | | |
| Capitalization of deferred policy acquisition costs, value | | | | | | |
| of business acquired, and sales inducements | | (205.1) | | (193.4) | | (191.0) |
| Net amortization of deferred policy acquisition costs, | | | | | | |
| value of business acquired, and sales inducements | | 128.3 | | 133.9 | | 25.9 |
| Net accretion/decretion of discount/premium | | 87.1 | | 72.7 | | 83.8 |
| Future policy benefits, claims reserves, and | | | | | | |
| interest credited | | 1,296.8 | | 579.6 | | 662.5 |
| Provision for deferred income taxes | | 25.3 | | 30.4 | | 75.6 |
| Net realized capital losses (gains) | | 653.1 | | 27.6 | | (3.0) |
| Depreciation | | 56.7 | | 18.2 | | 12.6 |
| Change in: | | | | | | |
| Accrued investment income | | (37.5) | | 12.1 | | 23.2 |
| Reinsurance recoverable | | 88.8 | | 121.0 | | 81.3 |
| Other receivable and assets accruals | | (115.3) | | (37.0) | | (20.1) |
| Due to/from affiliates | | (17.2) | | 46.4 | | 20.4 |
| Other payables and accruals | | (120.3) | | 17.8 | | 86.3 |
| Other, net | | (44.0) | | (16.4) | | 5.9 |
| Net cash provided by operating activities | | 766.5 | | 1,031.3 | | 1,165.2 |
| **Cash Flows from Investing Activities:** | | | | | | |
| Proceeds from the sale, maturity, or redemption of: | | | | | | |
| Fixed maturities, available-for-sale | | 9,039.7 | | 10,235.6 | | 10,355.2 |
| Equity securities, available-for-sale | | 135.0 | | 113.8 | | 91.7 |
| Mortgage loans on real estate | | 146.5 | | 205.4 | | 197.0 |
| Acquisition of: | | | | | | |
| Fixed maturities, available-for-sale | | (11,593.4) | | (8,425.5) | | (8,802.1) |
| Equity securities, available-for-sale | | (54.8) | | (243.9) | | (149.1) |
| Mortgage loans on real estate | | (168.0) | | (415.1) | | (680.3) |
| Policy loans, net | | 5.6 | | (4.5) | | (6.5) |
| Derivatives, net | | 52.6 | | 32.2 | | 1.4 |
| Limited partnerships, net | | 81.5 | | (279.5) | | (237.6) |
| Short-term investments, net | | 126.0 | | (163.3) | | - |
| Purchases of property and equipment, net | | (24.0) | | (90.5) | | (54.5) |
| Collateral received (paid) | | 23.2 | | (18.8) | | - |
| Other investments | | 0.7 | | - | | (4.0) |
| Net cash (used in) provided by investing activities | | (2,229.4) | | 945.9 | | 711.2 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2008** | **2007** | **2006** |
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | 3,836.4 | 1,600.0 | 1,875.7 |
| Maturities and withdrawals from investment contracts | (2,312.2) | (3,451.2) | (3,420.7) |
| Short-term loans to affiliates | 13.0 | 45.0 | 86.0 |
| Short-term repayments | (123.1) | (94.8) | (107.9) |
| Notes payable | - | 9.9 | - |
| Dividends to Parent | - | (145.0) | (256.0) |
| Net cash provided by (used in) financing activities | 1,414.1 | (2,036.1) | (1,822.9) |
| Net (decrease) increase in cash and cash equivalents | (48.8) | (58.9) | 53.5 |
| Cash and cash equivalents, beginning of year | 252.3 | 311.2 | 257.7 |
| Cash and cash equivalents, end of year | $ 203.5 | $ 252.3 | $ 311.2 |
| Supplemental cash flow information: | | | |
| Income taxes (received) paid, net | $ (44.1) | $ 45.1 | $ 37.6 |
| Interest paid | $ 23.6 | $ 44.6 | $ 40.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.      **Organization and Significant Accounting Policies**

*Basis of Presentation*

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut.  ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States.  ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL").  ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING").  ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On December 1, 2006, Lion contributed to ILIAC, Directed Services, Inc. ("DSI"), a New York corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment advisor under the Investment Advisors Act of 1940, whose primary functions were the distribution of variable insurance products and investment advisory services for open-end mutual funds.  Additionally, on December 12, 2006, ILIAC organized DSL as a wholly-owned Delaware limited liability company.  On December 31, 2006, DSI merged with and into DSL and ceased to exist.  Upon merger, the operations and broker-dealer and investment advisor registrations of DSI were consolidated into DSL, the surviving company.  Effective January 1, 2007, ILIAC's investment advisory agreement with certain variable funds offered in Company products was assigned to DSL.

On May 11, 2006, ILIAC organized NWL as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property").  Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut.

On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC.  As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation.  The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

*Description of Business*

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services.  The Company's products

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

### *Recently Adopted Accounting Standards*

*Fair Value Measurements*

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value to any new circumstances.

Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

FAS 157 was adopted by the Company on January 1, 2008. As a result of implementing FAS 157, the Company recognized $1.7, before tax, as an increase to Net income on the date of adoption related to the fair value measurements of the reserves for product guarantees. The impact of implementation was included in Interest credited and other benefits to contractholders on the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

In October 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which provides clarifying guidance on the application of FAS 157 to financial assets in a market that is not active and was effective upon issuance. FSP FAS 157-3 had no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that applied by the Company upon adoption of FAS 157.

The Company recognized no other adjustments to its financial statements related to the adoption of FAS 157, and new disclosures are included in the Financial Instruments footnote.

*The Fair Value Option for Financial Assets and Financial Liabilities*

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value with unrealized gains and losses recognized in earnings at each subsequent reporting date. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, any upfront costs and fees related to the item will be recognized in earnings as incurred. Items eligible for the fair value option include:

- Certain recognized financial assets and liabilities;
- Rights and obligations under certain insurance contracts that are not financial instruments;
- Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
- Certain commitments.

FAS 159 was adopted by the Company on January 1, 2008. In implementing FAS 159, the Company elected not to take the fair value option for any eligible assets or liabilities in existence on January 1, 2008, or in existence at the date of these Consolidated Financial Statements.

*Offsetting of Amounts Related to Certain Contracts*

On April 30, 2007, the FASB issued a FSP on FASB Interpretation ("FIN") No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FSP FIN 39-1"), which permits a reporting entity to offset fair value amounts recognized for the right to reclaim or the obligation to return cash collateral against fair value amounts recognized for derivative instruments under master netting arrangements. FSP FIN 39-1 had no effect on the financial condition, results of operations, or cash flows upon adoption by the Company on January 1, 2008, as it is the Company's accounting policy not to offset such fair value amounts.

# ING Life Insurance and Annuity Company and Subsidiaries
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Accounting for Uncertainty in Income Taxes*

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements. FIN 48 prescribes a recognition threshold and measurement criteria that must be satisfied to recognize a financial statement benefit of tax positions taken, or expected to be taken, on an income tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 was adopted by the Company on January 1, 2007. As a result of implementing FIN 48, the Company recognized a cumulative effect of change in accounting principle of $2.9 as a reduction to January 1, 2007 Retained earnings (deficit).

*Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts*

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97"), as investment contracts.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 was adopted by the Company on January 1, 2007, and is effective for internal replacements occurring on or after that date. As a result of implementing SOP 05-1, the Company recognized a cumulative effect of change in accounting principle of $43.4, before tax, or $28.2, net of $15.2 of income taxes, as a reduction to January 1, 2007 Retained earnings (deficit). In addition, the Company revised its accounting policy on the amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") to include internal replacements.

*Disclosures about Credit Derivatives and Certain Guarantees*

In September 2008, the FASB issued FSP FAS No. 133-1 and FIN No. 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP FAS 133-1 and FIN 45-4"), which does the following:

- Amends FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), requiring additional disclosures by sellers of credit derivatives;
- Amends FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requiring additional disclosure about the current status of the payment/performance risk of a guarantee; and
- Clarifies the effective date of FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161").

FSP FAS 133-1 and FIN 45-4 was adopted by the Company on December 31, 2008. In implementing FSP FAS 133-1 and FIN 45-4, the Company determined that its adoption had no financial statement impact. New disclosures are included in the Financial Instruments and Commitments and Contingent Liabilities footnotes.

The clarification in the FSP of the effective date of FAS 161 is consistent with the guidance in FAS 161 and the Company's disclosure provided herein.

*Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities*

In December, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP FAS 140-4 and FIN 46(R)-8"), which requires additional disclosures regarding a transferor's continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement and an enterprise's involvement with variable interest entities ("VIEs") and qualifying special purpose entities ("QSPEs").

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

FSP FAS 140-4 and FIN 46(R)-8 was adopted by the Company on December 31, 2008. In implementing FSP FAS 140-4 and FIN 46(R)-8, the Company determined that its adoption has no financial statement impact. The Company does not have any QSPEs or continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement.

*Amendments to Impairment Guidance*

In January 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"), which amends EITF 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets" ("EITF 99-20"). FSP EITF 99-20-1 requires that an other-than-temporary impairment on investments that meet the criteria of EITF 99-20 be recognized as a realized loss through earnings when it is probable there has been an adverse change in the holder's estimated cash flow, consistent with the impairment model in FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

FSP EITF 99-20-1 was adopted by the Company on December 31, 2008, prospectively. In implementing FSP EITF 99-20-1, the Company determined there was a minimal effect on financial position, results of operations, and cash flows, as the structured securities held by the Company were highly rated at issue.

**New Accounting Pronouncements**

*Disclosures about Derivative Instruments and Hedging Activities*

In March 2008, the FASB issued FAS 161, which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and
- How derivative instruments and related hedged items affect an entity's financial statements.

The provisions of FAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of determining the impact of adoption of FAS 161 on its disclosures; however, as the pronouncement only pertains to additional disclosures, the Company has determined that the adoption of FAS 161 will have no financial statement impact. In addition, the Company's derivatives are generally

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

*Business Combinations*

In December 2007, the FASB issued FAS No. 141 (revised 2007), "Business Combinations" ("FAS 141R"), which replaces FAS No. 141, "Business Combinations," as issued in 2001. FAS 141R requires most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the statement requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

FAS 141R also amends or eliminates various other authoritative literature.

The provisions of FAS 141R are effective for fiscal years beginning on or after December 15, 2008 for all business combinations occurring on or after that date. As such, this standard will impact any Company acquisitions that occur on or after January 1, 2009.

*Equity Method Investment Accounting*

In November 2008, the EITF reached consensus on EITF 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment;

The provisions of EITF 08-6 are effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. As such, this standard will impact Company acquisitions or changes in ownership with regards to equity investments that occur on or after January 1, 2009. The Company is currently in the process of determining the impact of the other-than-temporary impairment provisions.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

### Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

### Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in experience-rated contract allocations, DAC, VOBA, and deferred income taxes.

*Other-Than-Temporary Impairments*

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of the EITF 99-20. Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been adverse change in cash flow since the last remeasurement date.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

*Experience-Rated Products*

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments were reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments were reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments for unrealized capital gains (losses), and related income taxes. During 2008, due to the current economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the Company accelerated the amortization of realized losses and recorded such amounts in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations and recorded unrealized losses in Accumulated other comprehensive income (loss) in Shareholder's equity rather than Future policy benefits and claims reserves.

*Purchases and Sales*

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

*Valuation*

The fair values for the actively traded marketable fixed maturities are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset.

The fair values for actively traded equity securities are based on quoted market prices.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value.

Derivative instruments are reported at fair value primarily using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Consolidated Balance Sheets.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

*Derivatives*

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

### *Deferred Policy Acquisition Costs and Value of Business Acquired*

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

FAS 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with SOP 05-1.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.

Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Property and Equipment*

Property and equipment are carried at cost, less accumulated depreciation.  Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

At December 31, 2008 and 2007, total accumulated depreciation and amortization was $103.0 and $120.7, respectively.  Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized.  The Company's property and equipment are depreciated using the following estimated useful lives.

|  | Estimated Useful Lives |
|---|---|
| Buildings | 40 years |
| Furniture and fixtures | 5 years |
| Leasehold improvements | 10 years, or the life of the lease, whichever is shorter |
| Equipment | 3 years |
| Software | 3 years |

*Reserves*

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest.  Credited interest rates vary by product and ranged from 1.6% to 7.8% for the years 2008, 2007, and 2006.  Certain reserves may also include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-rated contracts.  Reserves on experienced-rated contracts reflect the rights of contractowners, plan participants, and the Company.  During 2008, given the current economic environment, which resulted in significant net realized and unrealized losses, the Company did not include net unrealized and unamortized realized losses associated with experience-rated contracts in Future policy benefits and claims reserves.  The net unrealized losses are reflected in Accumulated other comprehensive (loss) income, and the amortization of the unamortized realized losses have been recorded in Interest credited and other benefits to contractholders.  Reserves for group immediate annuities without life contingent payouts are equal to the discount value of the payment at the implied break-even rate.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2008, 2007, and 2006, reserve interest rates ranged from 5.3% to 5.9%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance arrangement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Revenue Recognition*

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

*Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2008 and 2007, unrealized capital losses of $53.2 and $11.0, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Reinsurance*

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.5 billion and $2.6 billion at December 31, 2008 and 2007, respectively, is related to the reinsurance recoverable from certain subsidiaries of Lincoln arising from the disposal of the Company's individual life insurance business in 1998 (see the Reinsurance footnote). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

*Income Taxes*

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

2.    **Investments**

*Fixed Maturities and Equity Securities*

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. Treasuries | $ 1,391.4 | $ 84.5 | $ 0.9 | $ 1,475.0 |
| U.S. government agencies and authorities | 797.1 | 77.2 | 1.2 | 873.1 |
| State, municipalities, and political subdivisions | 72.9 | 0.3 | 17.7 | 55.5 |
| U.S. corporate securities: | | | | |
| Public utilities | 1,112.4 | 4.4 | 117.6 | 999.2 |
| Other corporate securities | 3,986.2 | 85.6 | 436.6 | 3,635.2 |
| Total U.S. corporate securities | 5,098.6 | 90.0 | 554.2 | 4,634.4 |
| Foreign securities[1]: | | | | |
| Government | 397.8 | 4.3 | 61.4 | 340.7 |
| Other | 2,188.5 | 27.0 | 274.0 | 1,941.5 |
| Total foreign securities | 2,586.3 | 31.3 | 335.4 | 2,282.2 |
| Residential mortgage-backed securities | 3,412.6 | 153.6 | 266.7 | 3,299.5 |
| Commercial mortgage-backed securities | 1,604.0 | 0.1 | 370.5 | 1,233.6 |
| Other asset-backed securities | 830.2 | 9.0 | 214.9 | 624.3 |
| Total fixed maturities, including securities pledged | 15,793.1 | 446.0 | 1,761.5 | 14,477.6 |
| Less: securities pledged | 1,160.5 | 72.7 | 7.8 | 1,225.4 |
| Total fixed maturities | 14,632.6 | 373.3 | 1,753.7 | 13,252.2 |
| Equity securities | 247.7 | 1.0 | 8.4 | 240.3 |
| Total investments, available-for-sale | $ 14,880.3 | $ 374.3 | $ 1,762.1 | $ 13,492.5 |

[1] Primarily U.S. dollar denominated.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2007.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. Treasuries | $ 11.2 | $ 0.7 | $ - | $ 11.9 |
| U.S. government agencies and authorities | 0.6 | - | - | 0.6 |
| State, municipalities, and political subdivisions | 66.1 | 0.1 | 2.2 | 64.0 |
| U.S. corporate securities: | | | | |
| Public utilities | 1,049.1 | 10.8 | 15.6 | 1,044.3 |
| Other corporate securities | 3,855.1 | 46.1 | 65.2 | 3,836.0 |
| Total U.S. corporate securities | 4,904.2 | 56.9 | 80.8 | 4,880.3 |
| Foreign securities[1]: | | | | |
| Government | 379.3 | 17.1 | 6.6 | 389.8 |
| Other | 1,955.8 | 29.9 | 40.3 | 1,945.4 |
| Total foreign securities | 2,335.1 | 47.0 | 46.9 | 2,335.2 |
| Residential mortgage-backed securities | 4,146.1 | 101.8 | 63.5 | 4,184.4 |
| Commercial mortgage-backed securities | 1,927.3 | 10.7 | 52.3 | 1,885.7 |
| Other asset-backed securities | 924.3 | 5.5 | 41.5 | 888.3 |
| Total fixed maturities, including securities pledged | 14,314.9 | 222.7 | 287.2 | 14,250.4 |
| Less: securities pledged | 940.2 | 8.0 | 14.1 | 934.1 |
| Total fixed maturities | 13,374.7 | 214.7 | 273.1 | 13,316.3 |
| Equity securities | 440.1 | 13.8 | 7.5 | 446.4 |
| Total investments, available-for-sale | $ 13,814.8 | $ 228.5 | $ 280.6 | $ 13,762.7 |

[1] Primarily U.S. dollar denominated.

At December 31, 2008 and 2007, net unrealized losses were $1,322.9 and $58.2, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities. During 2008, as a result of the current economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder's equity rather than Future policy benefits and claims reserves. At December 31, 2007, $16.4 of net unrealized capital gains (losses) was related to experience-rated contracts and was not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2008, are shown below by contractual maturity.  Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

|  | Amortized Cost | | Fair Value | |
|---|---|---|---|---|
| Due to mature: | | | | |
| One year or less | $ | 273.3 | $ | 271.5 |
| After one year through five years | | 3,751.8 | | 3,576.2 |
| After five years through ten years | | 3,546.6 | | 3,344.4 |
| After ten years | | 2,374.6 | | 2,128.1 |
| Mortgage-backed securities | | 5,016.6 | | 4,533.1 |
| Other asset-backed securities | | 830.2 | | 624.3 |
| Less: securities pledged | | 1,160.5 | | 1,225.4 |
| Fixed maturities, excluding securities pledged | $ | 14,632.6 | $ | 13,252.2 |

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2008 or 2007.

At December 31, 2008 and 2007, fixed maturities with fair values of $14.2 and $13.9, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults.  The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated.  At December 31, 2008 and 2007, approximately 13.0% and 11.3%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

*Transfer of Alt-A RMBS Participation Interest*

On January 26, 2009, ING  announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS").  Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State will be realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio, including book value of $775.1 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction").  As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio.  The risk transfer to the Dutch State will take place at a discount of approximately 10% of par value.  In addition, under the Back-up Facility, other fees will

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

be paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company will remain the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. Subject to documentation and regulatory approvals, the ING-Dutch State Transaction is expected to close by the end of March 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph to take effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company will enter into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company will convey to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and pay a periodic transaction fee, and will receive, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State will be obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding will be obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which has a book value of $4.2 will be sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II will sell to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp will include such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. Subject to documentation and regulatory approval, the Step 1 Cash Transfer is expected to close by the end of March 2009 contemporaneous with the closing of the ING-Dutch State Transaction.

Since the Company had the intent to sell a portion of its Alt-A RMBS through the 80% participation interest in its Designated Securities Portfolio or as part of the Step 1 Cash Transfer as of December 31, 2008, the Company recognized $253.2 in other-than-temporary impairments with respect to the 80% participation interest in its Designated Securities Portfolio that it expects to convey as part of the ING-Dutch State Transaction and the Step 1 Cash Transfer. The Company expects to recognize a gain in the estimated range of $220.0 to $240.0 upon the closing of the ING-Dutch State Transaction and the Step 1 Cash Transfer.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

*Equity Securities*

Equity securities, available-for-sale, included investments with fair values of $141.0 and $279.5 in ING proprietary funds as of December 31, 2008 and 2007, respectively.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity.  These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold.  Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral.  Cash collateral received is invested in fixed maturities, and the offsetting collateral liability is included in Borrowed money on the Consolidated Balance Sheets.  At December 31, 2008 and 2007, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and $757.6, respectively.  The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.  The repurchase obligation related to dollar rolls and repurchase agreements totaled $613.9 and $734.8 at December 31, 2008 and 2007, respectively.  The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also engages in reverse repurchase agreements.  At December 31, 2008 and 2007, the Company did not have any reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract.  The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2008 and 2007.  The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time.  Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities.  The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2008 and 2007, the fair value of loan securities was $474.8 and $176.5, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Unrealized Capital Losses*

Unrealized capital losses in fixed maturities at December 31, 2008 and 2007, were primarily related to the effects of interest rate movement or spread widening on mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged, in unrealized capital loss positions at December 31, 2008 and 2007.

| **2008** | **Less than Six Months Below Amortized Cost** | | **More than Six Months and less than Twelve Months Below Amortized Cost** | | **More than Twelve Months Below Amortized Costs** | | **Total Unrealized Capital Loss** | |
|---|---|---|---|---|---|---|---|---|
| Interest rate or spread widening | $ | 144.2 | $ | 381.7 | $ | 383.5 | $ | 909.4 |
| Mortgage and other asset-backed securities | | 65.3 | | 188.5 | | 598.3 | | 852.1 |
| Total unrealized capital losses | $ | 209.5 | $ | 570.2 | $ | 981.8 | $ | 1,761.5 |
| Fair value | $ | 2,999.6 | $ | 3,446.7 | $ | 2,964.2 | $ | 9,410.5 |

| **2007** | **Less than Six Months Below Amortized Cost** | | **More than Six Months and less than Twelve Months Below Amortized Cost** | | **More than Twelve Months Below Amortized Costs** | | **Total Unrealized Capital Loss** | |
|---|---|---|---|---|---|---|---|---|
| Interest rate or spread widening | $ | 18.8 | $ | 62.3 | $ | 48.8 | $ | 129.9 |
| Mortgage and other asset-backed securities | | 30.1 | | 69.0 | | 58.2 | | 157.3 |
| Total unrealized capital losses | $ | 48.9 | $ | 131.3 | $ | 107.0 | $ | 287.2 |
| Fair value | $ | 2,256.2 | $ | 2,217.7 | $ | 3,612.1 | $ | 8,086.0 |

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 79.2% of the average book value. In addition, this category includes 1,243 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2008. The value of the Company's fixed maturities declined $534.2, before tax and DAC, from December 31, 2008 though February 28, 2009, due to further widening of credit spreads. This decline in fair value includes $81.7 related to the Company's investments in commercial mortgage-backed securities.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Other-Than-Temporary Impairments*

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2008, 2007, and 2006.

| | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ - | - | $ - | - | $ 6.4 | 4 |
| U.S. corporate | 283.2 | 233 | 36.3 | 113 | 24.4 | 67 |
| Foreign | 108.9 | 94 | 19.1 | 54 | 4.2 | 10 |
| Residential mortgage-backed | 349.3 | 194 | 7.1 | 30 | 16.6 | 76 |
| Other asset-backed | 245.6 | 64 | 10.5 | 21 | 7.0 | 1 |
| Equity securities | 55.1 | 17 | - | - | 0.1 | 3 |
| Limited partnerships | 6.6 | 6 | 3.0 | 1 | - | - |
| Mortgage loans on real estate | 3.8 | 1 | - | - | - | - |
| Total | $ 1,052.5 | 609 | $ 76.0 | 219 | $ 58.7 | 161 |

The above schedule includes $235.8, $16.4, and $16.1 for the years ended December 31, 2008, 2007, and 2006, respectively, in other-than-temporary write-downs related to the analysis of credit-risk and the possibility of significant prepayment risk. The remaining $816.7, $59.6, and $42.6 in write-downs for the years ended December 31, 2008, 2007, and 2006, respectively, are related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value.

The following table summarizes these write-downs recognized by type for the years ended December 31, 2008, 2007, and 2006.

| | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ - | - | $ - | - | $ 6.4 | 4 |
| U.S. corporate | 204.5 | 180 | 31.6 | 102 | 24.4 | 67 |
| Foreign | 81.3 | 78 | 19.1 | 54 | 4.2 | 10 |
| Residential mortgage-backed | 291.8 | 128 | 2.6 | 2 | 0.6 | 1 |
| Other asset-backed | 239.1 | 43 | 6.3 | 16 | 7.0 | 1 |
| Total | $ 816.7 | 429 | $ 59.6 | 174 | $ 42.6 | 83 |

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2008, 2007, and 2006 was $2,136.5, $1,210.8, and $704.4, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2008, 2007, and 2006.

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ 1,020.6 | $ 895.5 | $ 969.0 |
| Equity securities, available-for-sale | (13.2) | 38.5 | 10.5 |
| Mortgage loans on real estate | 116.0 | 118.5 | 93.6 |
| Real estate | 9.0 | - | - |
| Policy loans | 14.2 | 14.1 | 13.2 |
| Short-term investments and cash equivalents | 4.5 | 2.2 | 2.4 |
| Other | 12.7 | 88.3 | 44.5 |
| Gross investment income | 1,163.8 | 1,157.1 | 1,133.2 |
| Less: investment expenses | 80.1 | 102.4 | 103.5 |
| Net investment income | $ 1,083.7 | $ 1,054.7 | $ 1,029.7 |

### Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2008, 2007, and 2006.

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ (990.8) | $ (50.3) | $ (67.0) |
| Equity securities, available-for-sale | (81.0) | 6.4 | 9.3 |
| Derivatives | (187.0) | (123.0) | (3.9) |
| Other | (18.7) | (2.6) | - |
| Less: allocation to experience-rated contracts | 624.4 | 141.9 | (64.6) |
| Net realized capital (loss) gains | $ (653.1) | $ (27.6) | $ 3.0 |
| After-tax net realized capital (loss) gains | $ (424.5) | $ (17.9) | $ 2.0 |

The increase in Net realized capital losses for the year ended December 31, 2008, was primarily due to higher credit and intent related impairments of fixed maturities driven by the widening of credit spreads. In addition, the Company experienced losses on equity securities mainly due to the poor market performance and losses on interest rate swaps due to lower LIBOR rates in 2008.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008, as a result of the current economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2008, the Company fully amortized $624.4 of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 and $164.5 at December 31, 2007 and 2006, respectively, and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, excluding those related to experience-related contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

|                   | 2008        | 2007       | 2006        |
|-------------------|-------------|------------|-------------|
| Proceeds on sales | $  12,649.0 | $  5,738.8 | $   6,481.2 |
| Gross gains       | 120.0       | 66.4       | 109.0       |
| Gross losses      | (234.4)     | (101.2)    | 110.9       |

3.     **Financial Instruments**

*Fair Value Measurements*

FAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

*Fair Value Hierarchy*

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

▪ Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪ Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

a)  Quoted prices for similar assets or liabilities in active markets;
b)  Quoted prices for identical or similar assets or liabilities in non-active markets;
c)  Inputs other than quoted market prices that are observable; and
d)  Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪  Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

| | Level 1 | Level 2 | Level 3[1] | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 1,481.7 | $ 10,704.3 | $ 2,291.6 | $ 14,477.6 |
| Equity securities, available-for-sale | 240.3 | - | - | 240.3 |
| Other investments (primarily derivatives) | - | 235.2 | - | 235.2 |
| Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement | 729.3 | - | - | 729.3 |
| Assets held in separate accounts | 30,547.6 | 5,380.1 | - | 35,927.7 |
| Total | $ 32,998.9 | $ 16,319.6 | $ 2,291.6 | $ 51,610.1 |
| | | | | |
| Liabilities: | | | | |
| Product guarantees | $ - | $ - | $ 220.0 | $ 220.0 |
| Other liabilities (primarily derivatives) | - | 470.5 | 73.6 | 544.1 |
| Total | $ - | $ 470.5 | $ 293.6 | $ 764.1 |

[1] Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

### *Valuation of Financial Assets and Liabilities*

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in FAS 157. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from the brokers are non-binding. The valuations are reviewed and validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

*Fixed maturities, available-for-sale*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime and Alt-A mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset. Due to the lack of corroborating evidence to support a higher level, these bonds are classified as Level 3 assets.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A mortgage-backed securities, has been declining during 2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A mortgage-backed securities did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A mortgage-backed securities was inactive. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. However, the Company determined that the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

classification within the valuation hierarchy should be transferred to Level 3 due to market inactivity.

At December 31, 2008, the fixed maturities valued using unadjusted broker quotes totaled $9,069.0.

*Equity securities, available-for-sale*: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

*Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement*: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are included in Level 2. The valuations obtained from brokers are non-binding. Valuations are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

*Other financial instruments reported as assets and liabilities*: The carrying amounts for these financial instruments (primarily derivatives) reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to deal only with investment grade counterparties with a credit rating of A- or better. These assets and liabilities are classified as Level 2.

*Product guarantees*: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with FAS 133. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in FAS 157. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2008, the credit ratings of ING and the Company changed in relation to prior periods, which resulted in substantial changes in the valuation of the reserves for product guarantees.

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"). FAS 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

*Policy loans*: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

*Investment contract liabilities (included in Future policy benefits and claim reserves)*:

> *With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

> *Without a fixed maturity*: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2008 and 2007.

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 14,477.6 | $ 14,477.6 | $ 14,250.4 | $ 14,250.4 |
| Equity securities, available-for-sale | 240.3 | 240.3 | 446.4 | 446.4 |
| Mortgage loans on real estate | 2,107.8 | 2,027.9 | 2,089.4 | 2,099.3 |
| Policy loans | 267.8 | 267.8 | 273.4 | 273.4 |
| Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement | 729.3 | 729.3 | 622.9 | 622.9 |
| Other investments | 749.1 | 749.1 | 670.9 | 670.9 |
| Assets held in separate accounts | 35,927.7 | 35,927.7 | 48,091.2 | 48,091.2 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| With a fixed maturity | 1,529.4 | 1,610.6 | 1,251.1 | 1,308.7 |
| Without a fixed maturity | 15,611.8 | 17,237.9 | 13,421.9 | 13,379.1 |
| Derivatives | 544.1 | 544.1 | 200.3 | 200.3 |

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

### Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by FAS 157). These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2008.

| | Fixed Maturities | Derivatives | Product Guarantees |
|---|---|---|---|
| Balance at January 1, 2008 | $ 1,737.6 | $ - | $ (76.4) |
| Capital gains (losses): | | | |
| Net realized capital gains (losses) | (72.6)[1] | (29.3) | (139.6)[3] |
| Net unrealized capital (losses) gains[2] | 71.8 | - | - |
| Total net realized and unrealized capital losses | (0.8) | (29.3) | (139.6) |
| | | | |
| Purchases, sales, issuances, and settlements, net | (171.7) | 21.5 | (4.0) |
| Transfer in (out) of Level 3 | 726.5 | (65.8) | - |
| Balance at December 31, 2008 | $ 2,291.6 | $ (73.6) | $ (220.0) |

[1] This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

[3] This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

For the year ended December 31, 2008, the value of the liability increased due to increased credit spreads, increased interest rate volatility and decreased interest rates. As of December 31, 2008, the net realized gains attributable to credit risk were $107.9. The unrealized capital losses on fixed maturities were driven by the widening of credit spreads.

During 2008, the Company determined that the classification within the valuation hierarchy related to the subprime and Alt-A mortgage-backed securities within the RMBS portfolio should be changed due to market inactivity. This change is presented as transfers into Level 3 in the table above and discussed in more detail in the previous disclosure regarding RMBS.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Derivative Financial Instruments*

| | Notional Amount | | Fair Value | |
|---|---|---|---|---|
| | **2008** | **2007** | **2008** | **2007** |
| *Interest Rate Swaps* | | | | |
| Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturities portfolio, as well as the Company's liabilities.  Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. | 7,207.2 | 7,680.0 | $ (232.0) | $ (111.6) |
| *Foreign Exchange Swaps* | | | | |
| Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets.  Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually. | 199.5 | 224.5 | (18.6) | (45.3) |
| *Credit Default Swaps* | | | | |
| Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure to certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract. | 341.1 | 335.9 | (58.9) | (8.8) |
| *Forwards* | | | | |
| Forwards are acquired to hedge the Company's inverse portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards). | 263.0 | - | 3.3 | - |

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
## Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

| | Notional Amount | | Fair Value | |
|---|---|---|---|---|
| | **2008** | **2007** | **2008** | **2007** |
| *Swaptions* | | | | |
| Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligation portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date. | 2,521.5 | 542.3 | $ 5.1 | $ 0.2 |
| | | | | |
| *Futures* | | | | |
| Futures contracts are used to hedge against a decrease in certain equity indices. Such decrease may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under FAS 133 and FAS 157 (see discussion under "Reserves" section) and the change in reserve liability is recorded in Interest credited and other benefits to contractowners. The gain or loss on futures is recorded in Net realized capital gains (losses). | 580.6 | - | (7.8) | - |
| | | | | |
| *Embedded Derivatives* | | | | |
| The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. | | | | |
| Within securities | N/A* | N/A* | 123.7 | 40.8 |
| Within annuity products | N/A* | N/A* | 180.0 | 78.1 |

* N/A - not applicable.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Credit Default Swaps*

The Company has entered into various credit default swaps to assume credit exposure to certain assets that the Company does not own. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company's collateral positions are tracked by the International Swaps and Derivatives Associations, Inc. ("ISDA"). To the extent cash collateral was received, it was included in the Collateral held, including payables under securities loan agreement on the Balance Sheets and was reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract. At December 31, 2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Other investments and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $161.0.

*Embedded Derivative in Credit-Linked Note*

The Company owns a 3-year credit-linked note arrangement, whereby the Company agrees to reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum potential future exposure to the Company under the guarantee was $30.0.

*Variable Interest Entities*

The Company holds VIEs for investment purposes in the form of private placement securities, structured securities, securitization transactions, and limited partnerships. Consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of these VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. Investments in limited partnerships are included in Limited partnerships/corporations on the Consolidated Balance Sheets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**4.      Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity within DAC was as follows for the years ended December 31, 2008, 2007, and 2006.

| | | |
|---|---:|---:|
| Balance at January 1, 2006 | $ | 511.4 |
| Deferrals of commissions and expenses | | 136.0 |
| Amortization: | | |
| Amortization | | (62.1) |
| Interest accrued at 6% to 7% | | 37.5 |
| Net amortization included in the Consolidated Statements of Operations | | (24.6) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (0.2) |
| Balance at December 31, 2006 | | 622.6 |
| Deferrals of commissions and expenses | | 147.1 |
| Amortization: | | |
| Amortization | | (80.9) |
| Interest accrued at 5% to 7% | | 44.8 |
| Net amortization included in the Consolidated Statements of Operations | | (36.1) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 1.0 |
| Implementation of SOP 05-1 | | (6.0) |
| Balance at December 31, 2007 | | 728.6 |
| Deferrals of commissions and expenses | | 168.7 |
| Amortization: | | |
| Amortization | | (112.5) |
| Interest accrued at 5% to 7% | | 50.6 |
| Net amortization included in the Consolidated Statements of Operations | | (61.9) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 30.1 |
| Balance at December 31, 2008 | $ | 865.5 |

The estimated amount of DAC to be amortized, net of interest, is $50.8, $59.0, $61.7, $59.6, and $58.5, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2008, 2007, and 2006.

| | | |
|---|---|---:|
| Balance at January 1, 2006 | $ | 1,291.7 |
| Deferrals of commissions and expenses | | 46.2 |
| Amortization: | | |
| Amortization | | (82.4) |
| Interest accrued at 5% to 7% | | 85.7 |
| Net amortization included in the Consolidated Statements of Operations | | 3.3 |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (1.0) |
| Balance at December 31, 2006 | | 1,340.2 |
| Deferrals of commissions and expenses | | 40.5 |
| Amortization: | | |
| Amortization | | (177.3) |
| Interest accrued at 5% to 7% | | 84.2 |
| Net amortization included in the Consolidated Statements of Operations | | (93.1) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 2.9 |
| Implementation of SOP 05-1 | | (37.3) |
| Balance at December 31, 2007 | | 1,253.2 |
| Deferrals of commissions and expenses | | 33.3 |
| Amortization: | | |
| Amortization | | (144.2) |
| Interest accrued at 5% to 7% | | 77.2 |
| Net amortization included in the Consolidated Statements of Operations | | (67.0) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 613.0 |
| Balance at December 31, 2008 | $ | 1,832.5 |

The estimated amount of VOBA to be amortized, net of interest, is $59.9, $69.9, $75.7, $73.7, and $71.8, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

*Analysis of DAC and VOBA*

The increase in Net amortization of DAC and VOBA for the year ended December 31, 2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits.  The increase in Net amortization of DAC and VOBA for the year ended December 31, 2007, was primarily driven by unfavorable unlocking of $131.3 attributable to an increase in actual gross profits related to higher fee income and fixed margins in 2007.

The decrease in Net amortization of DAC and VOBA in 2006 is primarily driven by favorable unlocking of $83.3, resulting from the refinements of the Company's estimates of persistency, expenses and other assumptions.  In addition, the decrease in amortization reflects lower actual gross profits, primarily due to a legal settlement incurred in 2006.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**5.       Dividend Restrictions and Shareholder's Equity**

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2008, ILIAC did not pay any dividends to its Parent.  During 2007 and 2006, ILIAC paid $145.0, and $256.0, respectively, in dividends on its common stock to its Parent.

During 2006, Lion contributed to ILIAC, DSI, which had $50.5 in equity on the date of contribution and was accounted for in a manner similar to a pooling-of-interests.  During 2008, 2007, and 2006, ILIAC did not receive any cash capital contributions from its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion.  On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States.  Statutory net (loss) income was $(428.4), $245.5, and $138.3, for the years ended December 31, 2008, 2007, and 2006, respectively.  Statutory capital and surplus was $1,524.6 and $1,388.0 as of December 31, 2008 and 2007, respectively.  As specifically permitted by statutory accounting policies, statutory surplus as of December 31, 2008 included the impact of the $365.0 capital contribution received on February 24, 2009.

During 2008, the Company received a permitted practice regarding deferred income taxes, which modified the accounting prescribed by the National Association of Insurance Commissioners by increasing the realization period for deferred tax assets from one year to three years and increasing the asset recognition limit from 10% to 15% of adjusted statutory capital and surplus. This permitted practice expires on December 15, 2009. This permitted practice increased admitted assets and statutory surplus by $58.4 for the year ended December 31, 2008.  The benefits of this permitted practice may not be considered by the Company when determining surplus available for dividends.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Department also has the ability to revise certain reserving requirements at its discretion. Due to the financial crisis and related federal government interest rate actions, the Department provided the Company and other domestic life insurers the opportunity to elect to use a formula for the discount rate for statutory reserve and reserve related calculations that resulted in the discount rate being floored at 3.25% for December 31, 2008; the formula stipulated by the Department was such that the discount rate was to equal the greater of 3.25% or 105% of the otherwise applicable spot rate; this reserve relief reduces statutory reserves and increases surplus by approximately $700.0. This reserve relief is available for the period from December 31, 2008 through September 30, 2009 and is not a permitted practice. The Company also discloses that, as in prior years, its asset adequacy analysis associated with these reserves is favorable.

## 6. Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively. As of December 31, 2007, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $7.1 billion and $80.4, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2008 and 2007, was $6.5 billion and $7.1 billion, respectively.

## 7. Income Taxes

Effective January 1, 2006, ILIAC files a consolidated federal income tax return with ING AIH and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group. Effective January 1, 2006, ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| | | 2008 | | 2007 | | 2006 |
|---|---|---|---|---|---|---|
| Current tax expense (benefit): | | | | | | |
| Federal | $ | (121.8) | $ | 28.6 | $ | 23.3 |
| State | | (18.1) | | (9.0) | | 20.0 |
| Total current tax (benefit) expense | | (139.9) | | 19.6 | | 43.3 |
| Deferred tax expense: | | | | | | |
| Federal | | 31.6 | | 36.4 | | 79.4 |
| Total deferred tax expense | | 31.6 | | 36.4 | | 79.4 |
| Total income tax (benefit) expense | $ | (108.3) | $ | 56.0 | $ | 122.7 |

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2008, 2007 and 2006:

| | | 2008 | | 2007 | | 2006 |
|---|---|---|---|---|---|---|
| (Loss) income before income taxes | $ | (1,138.5) | $ | 274.4 | $ | 424.5 |
| Tax rate | | 35.0% | | 35.0% | | 35.0% |
| Income tax (benefit) expense at federal statutory rate | | (398.5) | | 96.0 | | 148.6 |
| Tax effect of: | | | | | | |
| Dividend received deduction | | (15.5) | | (26.2) | | (36.5) |
| IRS audit settlement | | (10.1) | | - | | - |
| State audit settlement | | (12.6) | | (21.8) | | - |
| State tax expense | | 1.3 | | - | | 13.0 |
| Tax valuation allowance | | 333.0 | | - | | - |
| Other | | (5.9) | | 8.0 | | (2.4) |
| Income tax (benefit) expense | $ | (108.3) | $ | 56.0 | $ | 122.7 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2008 and 2007, are presented below.

|  | 2008 | 2007 |
|---|---|---|
| Deferred tax assets: | | |
| Insurance reserves | $ 217.2 | $ 216.6 |
| Net unrealized capital loss | 503.8 | 8.5 |
| Unrealized losses allocable to experience-rated contracts | - | 5.7 |
| Investments | 294.7 | 6.7 |
| Postemployment benefits | 67.4 | 65.5 |
| Compensation | 42.5 | 37.7 |
| Other | 3.9 | 32.9 |
| Total gross assets before valuation allowance | 1,129.5 | 373.6 |
| Less: valuation allowance | (333.0) | (6.4) |
| Assets, net of valuation allowance | 796.5 | 367.2 |
| Deferred tax liabilities: | | |
| Value of business acquired | (653.3) | (438.5) |
| Deferred policy acquisition costs | (244.3) | (204.6) |
| Total gross liabilities | (897.6) | (643.1) |
| Net deferred income tax asset (liability) | $ (101.1) | $ (275.9) |

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes. Due to changes in classification during 2008, the amount for the 2007 table above were reclassified in order to allow for more effective comparison.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2008 and 2007, the Company had a tax valuation allowance of $328.0 and $0, respectively, related to realized capital losses, which is included in Net (loss) income. The valuation allowance includes $106.7 related to impairments of securities designated in the ING-Dutch State Transaction, which has established pending uncertainties regarding the closing of the transaction. As of December 31, 2008 and 2007, the Company had a valuation allowance of $0 and $6.4, respectively, related to unrealized capital losses on investments, which is included in Accumulated Other Comprehensive Income (Loss). In 2008, the Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

### Tax Sharing Agreement

ILIAC had a receivable of $38.6 and payable $56.8 to ING AIH at December 31, 2008 and 2007, respectively, for federal income taxes under the inter-company tax sharing agreement.

See Related Party Transactions footnote for more information.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2008 and 2007 are as follows:

|  | 2008 | 2007 |
|---|---:|---:|
| Balance at January 1 | $ 47.4 | $ 68.0 |
| Additions for tax positions related to current year | 2.4 | 2.9 |
| Additions for tax positions related to prior years | 2.2 | - |
| Reductions for tax positions related to prior years | (20.7) | (23.5) |
| Reductions for settlements with taxing authorities | (9.2) | - |
| Balance at December 31 | $ 22.1 | $ 47.4 |

The Company had $23.1 and $42.6 of unrecognized tax benefits as of December 31, 2008 and 2007, respectively, that would affect the Company's effective tax rate if recognized.

### Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had accrued interest of $3.8 and $16.9 as of December 31, 2008 and 2007, respectively.  The decrease in accrued interest during the year ended December 31, 2008 primarily related to the settlement of the 2002 and 2003 IRS audit and the 1995 through 2000 New York state audit.

### Tax Regulatory Matters

The Company is under audit by the IRS for tax years 2004 through 2008, and is subject to state audit in New York for years 2001 through 2006.  It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS and New York examinations, it is reasonably possible that the unrecognized tax benefits will decrease by up to $7.6.  The timing of the payment of the remaining allowance of $14.5 can not be reliably estimated.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result

## ING Life Insurance and Annuity Company and Subsidiaries
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. Deferred income of $17.2 was accumulated in the Policyholders Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $256.0, which eliminated the $17.2 balance in the Policyholders Surplus Account and, therefore, any potential tax on the accumulated balance.

## 8. Benefit Plans

### *Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. However, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Plan. The Retirement Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $14.0, $17.2, and $23.8, for 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

### *Defined Contribution Plan*

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

acquisition of CitiStreet by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $10.3, $10.1, and $9.7, for the years ended December 31, 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

### *Non-Qualified Retirement Plans*

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

### *Obligations and Funded Status*

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008 and 2007.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

|  | 2008 | 2007 |
|---|---|---|
| Change in Projected Benefit Obligation: | | |
| Projected benefit obligation, January 1 | $ 85.6 | $ 97.7 |
| Interest cost | 5.2 | 5.4 |
| Benefits paid | (11.6) | (9.3) |
| Post service cost-unrecognized | 0.2 | - |
| Actuarial gain (loss) on obligation | 15.5 | (8.2) |
| Projected benefit obligation, December 31 | $ 94.9 | $ 85.6 |
| | | |
| Fair Value of Plan Assets: | | |
| Fair value of plan assets, December 31 | $ - | $ - |

Amounts recognized in the Consolidated Balance Sheets consist of:

|  | 2008 | 2007 |
|---|---|---|
| Accrued benefit cost | $ (94.9) | $ (85.6) |
| Intangible assets | - | - |
| Accumulated other comprehensive income | 20.0 | 4.9 |
| Net amount recognized | $ (74.9) | $ (80.7) |

At December 31, 2008 and 2007, the projected benefit obligation was $94.9 and $85.6, respectively.

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2008 and 2007 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

|  | 2008 | 2007 |
|---|---|---|
| Discount rate at end of period | 6.50% | 6.50% |
| Rate of compensation increase | 4.00% | 4.20% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of December 31, 2008, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by FAS No. 87, "Employers' Accounting for Pensions", the 6.5% discount rate will also be used to determine the Company's 2008 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| Discount rate | 6.50% | 5.90% | 6.00% |
| Rate of increase in compensation levels | 4.00% | 4.20% | 4.00% |

The weighted average assumptions used in calculating the net pension cost for 2008 were, as indicated above, a 6.0% discount rate and a 4.0% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008, 2007, and 2006, were as follows:

|  | 2008 | | 2007 | | 2006 |
|---|---|---|---|---|---|
| Interest cost | $ | 5.2 | $ | 5.4 | $ | 5.5 |
| Net actuarial loss recognized in the year | | - | | 0.7 | | 2.0 |
| Unrecognized past service cost recognized in the year | | - | | - | | 0.2 |
| The effect of any curtailment or settlement | | 0.5 | | 0.4 | | 0.4 |
| Net periodic benefit cost | $ | 5.7 | $ | 6.5 | $ | 8.1 |

*Cash Flows*

In 2009, the employer is expected to contribute $4.3 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2009 through 2013, and thereafter through 2018, are estimated to be $4.3, $4.4, $5.0, $5.1, $5.1, and $26.4, respectively.

*Other*

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

**Stock Option and Share Plans**

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The share price is in Euros and converted to U.S. dollars, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although vesting will continue to occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $4.1, $4.5, and $10.1, for the years ended December 31, 2008, 2007, and 2006 respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

For leo, the Company recognized tax benefits of $0.7, $3.2, and $0.1, in 2008, 2007, and 2006, respectively.

### *Other Benefit Plans*

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2008, 2007, and 2006, were $1.4, $0.4, and $1.4, respectively.

### 9. Related Party Transactions

### *Operating Agreements*

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $58.4, $60.5, and $62.2, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $175.3, $167.9, and $175.3, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2008, 2007, and 2006, net expenses related to the agreement were incurred in the amount of $19.6, $21.7, and $12.4, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2008, 2007, and 2006, commissions were collected in the amount of $622.5, $568.4, and $429.2. Such commissions are, in turn, paid to broker-dealers.
- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust. On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue associated with ING USA deposits into ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred under these services agreements in the amount of $156.2, $124.4, and $70.8, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $14.9, $13.1, and $8.8, respectively.

### *Investment Advisory and Other Fees*

During 2006, ILIAC served as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"). The Company Funds paid ILIAC, as investment advisor, daily fees that, on an annual basis, ranged, depending on

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC were subadvised by investment advisors, in which case ILIAC paid a subadvisory fee to the investment advisors, which included affiliates. Effective January 1, 2007, ILIAC's investment advisory agreement with the Company Funds was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $245.1, $312.7, and $289.9, (excludes fees paid to ING Investment Management Co.) in 2008, 2007, and 2006, respectively.

DSL has been retained by ING Investors Trust (the "Trust"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to the Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of the Trust. DSL earns a monthly fee based on a percentage of average daily net assets of the Trust. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to the Trust and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2008, 2007, and 2006, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $323.8, $343.8, and $233.9, respectively. At December 31, 2008 and 2007, DSL had $18.6 and $26.7, respectively, receivable from the Trust under the management agreement.

### *Financing Agreements*

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory admitted assets as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred interest expense of $0.2, $3.9, and $1.8, for the years ended December 31, 2008, 2007, and 2006, respectively, and earned interest income of $4.8, $1.7, and $3.3, for the years ended December 31, 2008, 2007, and 2006, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2008, ILIAC had $13.0 due to ING AIH under the reciprocal loan agreement and no amounts due as of December 31, 2007. At December 31, 2008 and 2007, ILIAC had no amount due from ING AIH under the reciprocal loan agreement.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and Community Development ("DECD"), loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the Company in accordance with the terms of the DECD Loan.

At December 31, 2008 and 2007, the amount of the loan outstanding was $4.9 and $9.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

*Note with Affiliate*

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2008, 2007, and 2006 was $11.1.

***Tax Sharing Agreements***

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006 and 2005, DSI, which merged with and into DSL on December 31, 2006, was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

## 10.     Financing Agreements

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC had no amounts outstanding under the revolving note facility.

ILIAC also maintains a $100.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. As of October 31, 2008, the Company had not formally renewed this line-of-credit, which subsequently expired on this date.

ILIAC also maintains $100.0 uncommitted line-of-credit agreement with Svenska Handelsbanken AB (Publ.), effective June 2, 2006. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company's borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. Effective November 19, 2008, the Company discontinued this line-of-credit.

Also see Financing Agreements in the Related Party Transactions footnote.

## 11.     Reinsurance

At December 31, 2008, the Company had reinsurance treaties with 7 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2008, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On, October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with certain subsidiaries of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.0 and $16.1 were maintained for this contract as of December 31, 2008 and 2007, respectively.

Reinsurance ceded in force for life mortality risks were $19.6 billion and $20.9 billion at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, net receivables were comprised of the following:

|  | 2008 | 2007 |
|---|---|---|
| Claims recoverable from reinsurers | $ 2,506.6 | $ 2,595.2 |
| Payable for reinsurance premiums | (0.9) | (0.9) |
| Reinsured amounts due to reinsurer | (0.4) | (5.9) |
| Reserve credits | - | 0.1 |
| Other | 0.3 | 5.9 |
| Total | $ 2,505.6 | $ 2,594.4 |

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2008, 2007, and 2006.

|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| Deposits ceded under reinsurance | $ 174.4 | $ 188.5 | $ 199.0 |
| Premiums ceded under reinsurance | 0.3 | 0.4 | 0.5 |
| Reinsurance recoveries | 309.0 | 419.7 | 359.0 |

## 12. Commitments and Contingent Liabilities

### *Leases*

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases, the longest term of which expires in 2014. However, all operating leases were terminated or consolidated by ING AIH during the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases.

For the years ended December 31, 2008, 2007, and 2006, rent expense for leases was $6.1, $17.7, and $17.8, respectively. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company. As of December 31, 2008, the Company's expenses will be paid for by an affiliate and allocated back to the Company.

For more information on the lease terminations, see the Restructuring Charges footnote.

*Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, $253.7 of which was with related parties. At December 31, 2007, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $357.8, $226.6 of which was with related parties. During 2008 and 2007, $81.3 and $87.3, respectively, was funded to related parties under off-balance sheet commitments.

*Financial Guarantees*

The Company owns a 3-year credit-linked note arrangement, whereby the Company will reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum liability to the Company under the guarantee was $30.0.

*Cash Collateral*

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2008, the Company held $4.4 of cash collateral, which was included in Collateral held, including payables under securities loan agreement. As of December 31, 2007, the Company delivered $18.8 of cash

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

collateral, which was included in Short-term investments under securities loan agreement, including collateral delivered, on the Consolidated Balance Sheets.

### *Litigation*

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

### *Other Regulatory Matters*

*Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

*Insurance and Retirement Plan Products and Other Regulatory Matters*

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Investment Product Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

## 13.   Restructuring Charges

*2008 CitiStreet Integration*

During the third quarter, integration initiatives related to the acquisition of CitiStreet by Lion, which provided significant operational and information technology efficiencies to ING's U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs.  In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations.  The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

The following table illustrates the restructuring reserves and charges for the period ended December 31, 2008.

| | | |
|---|---|---|
| Restructuring reserve at inception | $ | - |
| Restructuring charges: | | |
| Employee severance and termination benefits | | 11.2 [1] |
| Future rent on non-cancelable leases | | 1.5 [2] |
| Total restructuring charges | | 12.7 |
| Other charges | | - |
| Intercompany charges and payments | | (2.5) [3] |
| Payments applied against reserve | | (1.9) [4] |
| Restructuring reserve at December 31, 2008 | $ | 8.3 |

[1]  Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2]  Amounts represent intercompany expense allocations from ING AIH.  The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009.

[3]  Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company.  Payments were made through ING's intercompany cash settlement process.

[4]  Amounts represent payments to employees of the Company, as well as reversals of severance reserves.

The Company estimates the completion of these integration and restructuring activities by January 30, 2010.

*2009 Expense and Staff Reductions*

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 87 current and open positions in the Company.  Due to the staff reductions, curtailment of pension benefits shall occur during the first quarter of 2009, which will result in the recognition of a loss related to unrecognized prior service costs. The effect of the curtailment on the Company's earnings is anticipated to be less than $0.1. The Company anticipates that these restructuring activities in regards to its operations will be complete by February 10, 2010 with total estimated costs of $5.8.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### 14. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2008, 2007, and 2006.

|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net unrealized capital gains (losses): | | | |
| Fixed maturities, available-for-sale | $ (1,315.5) | $ (64.5) | $ (44.6) |
| Equity securities, available-for-sale | (7.4) | 6.3 | 18.1 |
| DAC/VOBA adjustment on available-for-sale securities | 650.9 | 7.8 | 3.9 |
| Sales inducements adjustment on available-for-sale securities | 2.4 | 0.2 | 0.1 |
| Premium deficiency reserve adjustment | - | - | (37.5) |
| Other investments | (0.3) | (0.7) | 0.8 |
| Less: allocation to experience-rated contracts | - | (16.4) | (52.4) |
| Unrealized capital gains (losses), before tax | (669.9) | (34.5) | (6.8) |
| Deferred income tax asset (liability) | 205.8 | 12.1 | 2.4 |
| Asset valuation allowance | - | (6.4) | - |
| Net unrealized capital gains (losses) | (464.1) | (28.8) | (4.4) |
| Pension liability, net of tax | (18.0) | (5.0) | (9.6) |
| Accumulated other comprehensive (loss) income | $ (482.1) | $ (33.8) | $ (14.0) |

During 2008, as a result of the current market conditions, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder's equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves. At December 31, 2008, there are no net unrealized losses allocated to experience-rated contracts. Net unrealized capital gains (losses) allocated to experience-rated contracts of $(16.4) at December 31, 2007, are reflected on the Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged and excluding those related to experience-rated contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

| | | 2008 | | 2007 | | 2006 |
|---|---|---|---|---|---|---|
| Fixed maturities, available-for-sale | $ | (1,251.0) | $ | (19.9) | $ | (26.6) |
| Equity securities, available-for-sale | | (13.7) | | (11.8) | | 14.9 |
| DAC/VOBA adjustment on available-for-sale securities | | 643.1 | | 3.9 | | (1.2) |
| Sales inducements adjustment on available-for-sale securities | | 2.2 | | 0.1 | | - |
| Premium deficiency reserve adjustment | | - | | 37.5 | | (13.9) |
| Other investments | | 0.4 | | (1.5) | | (0.4) |
| Less: allocation to experience-rated contracts | | 16.4 | | 36.0 | | (3.8) |
| Unrealized capital gains (losses), before tax | | (635.4) | | (27.7) | | (23.4) |
| Deferred income tax asset (liability) | | 193.7 | | 9.7 | | 12.7 |
| Net change in unrealized capital gains (losses) | $ | (441.7) | $ | (18.0) | $ | (10.7) |

| | | 2008 | | 2007 | | 2006 |
|---|---|---|---|---|---|---|
| Net unrealized capital holding gains (losses) arising during the year[1] | $ | (1,192.0) | $ | (66.9) | $ | (43.6) |
| Less: reclassification adjustment for gains (losses) and other items included in Net (loss) income[2] | | (750.3) | | (48.9) | | (32.9) |
| Net change in unrealized capital gains (losses) on securities | $ | (441.7) | $ | (18.0) | $ | (10.7) |

[1] Pretax unrealized holding gains (losses) arising during the year were $(1,714.8), $(102.9), and $(95.4), for the years ended December 31, 2008, 2007, and 2006, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net (loss) income were and $(1,079.4), $(75.2), and $(72.0), for the years ended December 31, 2008, 2007, and 2006, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

15. **Changes to Prior Years Presentation**

*Consolidated Statements of Operations Presentational Changes*

During 2008, certain changes were made to the Consolidated Statements of Operations for the year ended 2007 to more accurately reflect the correct balances, primarily related to surrenders on market value adjusted contracts. As the Company has determined these changes to be immaterial, the Consolidated Statements of Operations for the year ended December 31, 2007, has not been labeled as restated. The following table summarizes the adjustments:

| | Previously Reported | Reclassification | Adjusted |
|---|---|---|---|
| **2007** | | | |
| Fee income | $ 789.3 | $ (19.4) | $ 769.9 |
| Net realized capital gains (losses) | (8.2) | (19.4) | (27.6) |
| Other income | 0.9 | 19.4 | 20.3 |
| Total revenue | 2,451.9 | (19.4) | 2,432.5 |
| Interest credited and other benefits to contractowners | 822.2 | (19.4) | 802.8 |
| Total benefits and expenses | 2,177.5 | (19.4) | 2,158.1 |

## QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

| 2008 | First (Restated)* | | Second | | Third | | Fourth | |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 560.4 | $ | 538.4 | $ | 469.3 | $ | 166.1 |
| Income (loss) before income taxes | | (98.4) | | 25.1 | | (391.3) | | (673.9) |
| Income tax expense (benefit) | | (53.8) | | 1.9 | | (25.1) | | (31.3) |
| Net income | $ | (44.6) | $ | 23.2 | $ | (366.2) | $ | (642.6) |

| 2007 | First | | Second | | Third | | Fourth | |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 579.1 | $ | 594.9 | $ | 601.4 | $ | 657.1 |
| Income (loss) before income taxes | | 100.7 | | 115.8 | | 85.8 | | (27.9) |
| Income tax expense (benefit) | | 28.5 | | 33.6 | | 22.3 | | (28.4) |
| Net income | $ | 72.2 | $ | 82.2 | $ | 63.5 | $ | 0.5 |

*The Company has restated its previously issued unaudited interim financial statements for the three months ended March 31, 2008 due to an error in the calculation of the fair value of the reserves for product guarantees for annuity contracts containing guaranteed credited rates. The effect of the restatement on these prior period interim financial statements for the three months ended March 31, 2008 was to increase the net loss by $18.9.

**PART C - OTHER INFORMATION**

**Item 24.** **Financial Statements and Exhibits**

    **(a)** **Financial Statements:**

        (1)     Included in Part A

                  Condensed Financial Information

        (2)     Included in Part B:

                  Financial Statements of Variable Annuity Account B:

                  - Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2008
- Statements of Operations for the year ended December 31, 2008
- Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007
- Notes to Financial Statements

                Consolidated Financial Statements of ING Life Insurance and Annuity Company:

- Report of Independent Registered Public Accounting Firm
- Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006
- Consolidated Balance Sheets as of December 31, 2008 and 2007
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
- Notes to Financial Statements

    **(b)** **Exhibits**

        (1)     Resolution establishing Variable Annuity Account B ("Registrant"). (Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4, File No. 33-75986, as filed on April 22, 1996.)

        (2)     Not Applicable.

        (3.1)   Standard form of Broker-Dealer Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-81216, as filed on April 22, 1996.)

        (3.2)   Underwriting Agreement dated November 17, 2006, between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4, File No. 33-75996, as filed on December 20, 2006.)

        (3.3)   Confirmation of Underwriting Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-81216, as filed on April 11, 2006.)

        (3.4)   Federated Broker Dealer Agreement (9/2/94). (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, File No. 33-79122, as filed on August 16, 1995.)

        (3.5)   Form of Rule 22c-2 Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4, File No. 333-115515, as filed on April 12, 2007.)

        (4.1)   Variable Annuity Contract (G-CDA-97(NY)). (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-34370, as filed on December 16, 1997.)

        (4.2)   Variable Annuity Contract Certificate (GMCCC-97(NY)) to Contract G-CDA-97(NY). (Incorporated herein by reference to Post-effective Amendment 32 to Registration Statement on Form N-4, File No. 33-34370, as filed on December 16, 1997.)

        (4.3)   Variable Annuity Contract (G-MP1(5/97)). (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 33-34370, as filed on September 29, 1997.)

(4.4)  Variable Annuity Contract Certificate (MP1CERT(5/97)). (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 33-34370, as filed on September 29, 1997.)

(4.5)  Variable Annuity Contract (I-MP1(5/97)). (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 33-34370, as filed on September 29, 1997.)

(4.6)  Variable Annuity Contract (G-MP1(5/96)). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 21, 1997.)

(4.7)  Variable Annuity Contract Certificate (MP1CERT(5/96)). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 21, 1997.)

(4.8)  Variable Annuity Contract (G-CDA-96(NY)). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 21, 1997.)

(4.9)  Variable Annuity Contract (I-MP1(5/96)). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 21, 1997.)

(4.10)  Variable Annuity Contract Certificate (GMCC-96(NY)). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 21, 1997.)

(4.11)  Variable Annuity Contract (G-CDA-IC(NQ)). (Incorporated herein by reference to Post-Effective Amendment No. 35 to Registration Statement on Form N-4, File No. 33-34370, as filed on April 17, 1998.)

(4.12)  Variable Annuity Contract Certificate (GMCC-IC(NQ)). (Incorporated herein by reference to Post-Effective Amendment No. 35 to Registration Statement on Form N-4, File No. 33-34370, as filed on April 17, 1998.)

(4.13)  Variable Annuity Contract Certificate (GMCC-IC(NQ/MP)). (Incorporated herein by reference to Post-Effective Amendment No. 35 to Registration Statement on Form N-4, File No. 33-34370, as filed on April 17, 1998.)

(4.14)  Variable Annuity Contract (G-CDA-IC(IR)). (Incorporated herein by reference to Post-Effective Amendment No. 35 to Registration Statement on Form N-4, File No. 33-34370, as filed on April 17, 1998.)

(4.15)  Variable Annuity Contract Certificate (GMCC-IC(IR)). (Incorporated herein by reference to Post-Effective Amendment No. 37 to Registration Statement on Form N-4, File No. 33-34370, as filed on April 9, 1999.)

(4.16)  Variable Annuity Contract (I-CDA-IC(IR/MP)). (Incorporated herein by reference to Post-Effective Amendment No. 35 to Registration Statement on Form N-4, File No. 33-34370, as filed on April 17, 1998.)

(4.17)  Variable Annuity Contracts and Certificates (G-CDA-IC(IR/NY)), (GMCC-IC(IR/NY)), (G-CDA-IC(NQ/NY)) and (GMCC-IC(NQ/NY)). (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 33-87932), as filed on September 19, 1995.)

(4.18)  Endorsements (MP1IRA(5/97)) and (I-MP1IRA(5/97)) to Contract G-MP1(5/96) and Certificate MP1CERT(5/96). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 21, 1997.)

(4.19)  Endorsements (MP1QP(5/97)) and (I-MP1QP(5/97)) to Contract G-MP1(5/96) and Certificate MP1CERT(5/96). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 21, 1997.)

(4.20)  Endorsements (MP1TDA(5/97)) and (I-MP1TDA(5/97)) to Contract G-MP1(5/96) and Certificate MP1CERT(5/96). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 21, 1997.)

(4.21)  Endorsements (MP1DC(5/97)) and (I-MP1DC(5/97)) to Contract G-MP1(5/96) and Certificate MP1CERT(5/96). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 21, 1997.)

(4.22)  Endorsement (MP1IRA(11/96)) to Contract G-CDA-96(NY) and Certificate GMCC-96(NY). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 21, 1997.)

(4.23)  Endorsement (MP1END(9/97)) to Contract I-MP1(5/97). (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 33-34370, as filed on September 29, 1997.)

(4.24)  Endorsement (E1-MPROTH-97)) to Contract G-MP1(5/97). (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-34370, as filed on December 16, 1997.)

(4.25)  Endorsement (EI1MPROTH-97)) to Contract IMP1(5/97). (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-34370, as filed on December 16, 1997.)

(4.26)  Endorsement (MP1IRA(11/97) to Contract G-MP1(5/97)). (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-34370, as filed on December 16, 1997.)

(4.27)  Endorsement (I-MP1IRA(11/97) to Contract I-MP1(5/97)). (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-34370, as filed on December 16, 1997.)

(4.28)  Endorsement (MP1END(9/97)) to Contract G-MP1(5/97) and Certificate MP1CERT(5/97). (Incorporated herein by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 12, 1998.)

(4.29)  Endorsement (I-MP1END(9/97)) to Contract I-MP1(5/97). (Incorporated herein by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 12, 1998.)

(4.30)  Endorsement (MPNQEND(4/95) to Contract G-CDA-IC(NQ). (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 27, 1998.)

(4.31)  Endorsement (MPIREND(4/95) to Contract G-CDA-IC(IR). (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 27, 1998.)

(4.32)  Endorsement (IMPNQEND(4/95) to Contract I-CDA-IC(NQ/MP). (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 27, 1998.)

(4.33)  Endorsement (EMPGET98) to Contract G-MP1(5/97). (Incorporated herein by reference to Post-Effective Amendment No. 37 to Registration Statement on Form N-4, File No. 33-34370, as filed on September 14, 1998.)

(4.34)  Endorsement (MPNQCERTEND(4/95)) to Certificate GMCC-IC(NQ). (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 27, 1998.)

(4.35)  Endorsement (MPIRCERTEND(4/95)) to Certificate GMCC-IC(IR). (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4, File No. 33-34370, as filed on February 27, 1998.)

(4.36)  Endorsement (EGET(99) to Contracts.. (Incorporated herein by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4, File No. 333-01107, as filed on April 7, 1999.)

(4.37)  Endorsement ENMCHG(05/02) and ENMCHG1(05/02) for name change. (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 33-75962, as filed on April 8, 2002.)

(4.38)  Contract Schedule I Accumulation Period (G-MP1(11/97)-5) to Group Contract G-MP1(5/97). (Incorporated herein by reference to post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 333-34370, as filed on April 8, 2002.)

| | |
|---|---|
| (4.39) | Contract Schedule I Accumulation Period (I-MP1(11/97)-5) to Individual Contract I-MP1(5/97). (Incorporated herein by reference to post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 333-34370, as filed on April 8, 2002.) |
| (5.1) | Variable Annuity Contract Application (MPAPPNY(1/96)). (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-34370, as filed on December 16, 1997.) |
| (5.2) | Variable Annuity Contract Application (300-MAR-IB). (Incorporated herein by reference to Post-Effective Amendment No. 29 to Registration Statement on Form N-4, File No. 33-34370, as filed on August 18, 1997.) |
| (5.3) | Variable Annuity Contract Application (710.6.13). (Incorporated herein by reference to Post-Effective Amendment No. 29 to Registration Statement on Form N-4, File No. 33-34370, as filed on August 18, 1997.) |
| (6.1) | Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company). (Incorporated herein by reference to ING Life Insurance and Annuity Company Annual Report on Form 10-K, File No. 33-23376, as filed on March 31, 2008.) |
| (6.2) | Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007. (Incorporated herein by reference to the ING Life Insurance and Annuity Company annual report on form 10-K, File No. 33-23376, as filed on March 31, 2008.) |
| (7) | Not Applicable |
| (8.1) | Amended and Restated Fund Participation Agreement dated as of March 31, 1995, between Aetna Life Insurance and Annuity Company, Alger American Fund and Fred Alger Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4, File No. 33-75986, as filed on April 12, 1996.) |
| (8.2) | Fund Participation Agreement dated as of May 1, 1998, by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of it series, and Aeltus Investment Management, Inc. (Incorporated herein by reference to Initial Registration Statement on Form N-4, File No. 333-56297, as filed on June 8, 1998.) |
| (8.3) | Amendment dated November 9, 1998, to Fund Participation Agreement dated as of May 1, 1998, by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of it series, and Aeltus Investment Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 2 on Form N-4, File No. 333-56297, as filed on December 14, 1998.) |
| (8.4) | Second Amendment dated December 31, 1999, to Fund Participation Agreement dated as of May 1, 1998, and amended on November 9, 1998, by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of it series, and Aeltus Investment Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 19 on Form N-4, File No. 333-01107, as filed on February 16, 2000.) |

(8.5)     Third Amendment dated February 11, 2000, to Fund Participation Agreement dated as of May 1, 1998, and amended on November 9, 1998, and December 31, 1999, by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of it series, and Aeltus Investment Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 20 on Form N-4, File No. 333-01107, as filed on April 4, 2000.)

(8.6)     Fourth Amendment dated May 1, 2000, to Fund Participation Agreement dated as of May 1, 1998, and amended on November 9, 1998, December 31, 1999, and February 11, 2000, by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of it series, and Aeltus Investment Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 20 on Form N-4, File No. 333-01107, as filed on April 4, 2000.)

(8.7)     Fifth Amendment dated February 27, 2001, to Fund Participation Agreement dated as of May 1, 1998, and amended on November 9, 1998, December 31, 1999, February 11, 2000, and May 1, 2000, by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of it series, and Aeltus Investment Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 24 on Form N-4, File No. 333-01107, as filed on April 13, 2001.)

(8.8)     Sixth Amendment dated as of June 19, 2001, to Fund Participation Agreement dated as of May 1, 1998, and amended on November 9, 1998, December 31, 1999, February 11, 2000, May 1, 2000, and February 27, 2001, by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of it series, and Aeltus Investment Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 32 on Form N-4, File No. 33-75988, as filed on April 13, 2004.)

(8.9)     Service Agreement effective as of May 1, 1998, between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series. (Incorporated herein by reference to Initial Registration Statement on Form N-4, File No. 333-56297, as filed on June 8, 1998.)

(8.10)    Amendment dated November 4, 1998, and effective as of October 15, 1998, to Service Agreement effective as of May 1, 1998, between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series. (Incorporated herein by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4, File No. 333-56297, as filed on December 14, 1998.)

(8.11) Second Amendment dated February 11, 2000, to Service Agreement effective as of May 1, 1998, and amended on November 4, 1998, between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series. (Incorporated herein by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4, File No. 333-01107, as filed on April 4, 2000.)

(8.12) Third Amendment dated May 1, 2000, to Service Agreement effective as of May 1, 1998, and amended on November 4, 1998, and February 11, 2000, between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series. (Incorporated herein by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4, File No. 333-01107, as filed on April 4, 2000.)

(8.13) Fourth Amendment dated as of June 26, 2001, to Service Agreement effective as of May 1, 1998, and amended on November 4, 1998, February 11, 2000, and May 1, 2000, between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series. (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-75988, as filed on April 13, 2004.)

(8.14) Fund Participation Agreement dated December 1, 1997, among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4, File No. 333-01107, as filed on February 19, 1998.)

(8.15) Service Agreement dated December 1, 1997, between Calvert Asset Management Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4, File No. 333-01107, as filed on February 19, 1998.)

(8.16) Rule 22c-2 Agreement dated no later than April 16, 2007, and is effective as of October 16, 2007, between Calvert Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 60 to Registration Statement on form N-4, File No. 33-75962, as filed on June 15, 2007.)

(8.17) Fund Participation Agreement dated July 1, 1994, by and among Aetna Life Insurance and Annuity Company, Insurance Management Series and Federated Advisors. (Incorporated herein by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4, File No. 33-34370, as filed on April 16, 1997.)

(8.18) Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, and March 1, 1996, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4, File No. 33-75964, as filed on February 11, 1997.)

(8.19)   Fifth Amendment dated as of May 1, 1997, to the Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, and March 1, 1996, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 33-34370, as filed on September 29, 1997.)

(8.20)   Sixth Amendment dated as of November 6, 1997, to the Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, and May 1, 1997, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to Registration Statement on Form S-6, File No. 33-75248, as filed on February 9, 1998.)

(8.21)   Seventh Amendment dated as of May 1, 1998, to the Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, and November 6, 1997, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Initial Registration on Form N-4, File No. 333-56297, as filed on June 8, 1998.)

(8.22)   Eighth Amendment dated as of December 1, 1999, to the Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, November 6, 1997, and May 1, 1998, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4, File No. 333-01107, as filed on February 16, 2000.)

(8.23)   Ninth Amendment dated as of August 15, 2007, to the Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, November 6, 1997, May 1, 1998, and December 1, 1999, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4, File No. 333-01107, as filed on February 15, 2008.)

(8.24)   Rule 22c-2 Agreement dated no later than April 16, 2007, and is effective as of October 16, 2007, between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4, File No. 33-75962, as filed on June 15, 2007.

(8.25)   Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, and March 1, 1996, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4, File No. 33-75964, as filed on February 11, 1997.)

(8.26)   Fifth Amendment dated as of May 1, 1997, to the Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, and March 1, 1996, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 33-34370, as filed on September 29, 1997.)

| (8.27) | Sixth Amendment dated as of January 20, 1998, to the Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, and May 1, 1997, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4, File No. 33-75248, as filed on February 24, 1998.) |
|---|---|
| (8.28) | Seventh Amendment dated as of May 1, 1998, to the Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, May 1, 1997 and January 20, 1998, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Initial Registration Statement on Form N-4, File No. 33-75248, as filed on June 8, 1998.) |
| (8.29) | Eighth Amendment dated as of December 1, 1999, to the Fund Participation Agreement dated February 1, 1994, and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, May 1, 1997 January 20, 1998, and May 1, 1998, between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4, File No. 333-01107, as filed on February 16, 2000.) |
| (8.30) | Letter Agreement dated May 16, 2007, and effective July 2, 2007, between ING Life Insurance and Annuity Company, Variable Insurance Products Fund, Variable Insurance Products Fund I, Variable Insurance Products Fund II, Variable Insurance Products Fund V and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 51 to the Registration Statement on Form N-4, File No. 33-75962, a filed on July 27, 2007.) |
| (8.31) | Service Agreement effective as of June 1, 2002, by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4, File No. 33-75988, as filed on August 5, 2004.) |
| (8.32) | Service Contract effective as of June 1, 2002, by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4, File No. 33-75988, as filed on August 5, 2004.) |
| (8.33) | Fund Participation Agreement dated April 30, 2003, among ING Life Insurance and Annuity Company, The GCG Trust (renamed effective May 1, 2003, ING Investors Trust) and Directed Services, Inc. (Incorporated herein by reference to Post-effective Amendment No. 54 to Registration Statement on Form N-1A, File No. 33-23512, as filed on August 1, 2003.) |
| (8.34) | Fund Participation Agreement dated December 1, 1988, and amended February 11, 1991, between Aetna Life Insurance and Annuity Company and Lexington Management Corporation regarding Natural Resources Trust. (Incorporated herein by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4, File No. 33-75986, as filed on April 12, 1996.) |
| (8.35) | Fund Participation Agreement made and entered into as of April 30, 1996, and amended on September 3, 1996, March 14, 1997, and November 28, 1997, by and among MFS Variable Insurance Trust, Aetna Life Insurance and Annuity Company and Massachusetts Company. (Incorporated herein by reference to Initial Registration Statement on Form N-4, File No. 333-56297, as filed on June 8, 1998.) |
| (8.37) | Fourth Amendment dated May 1, 1998, to the Fund Participation Agreement dated April 30, 1996, and amended on September 3, 1996, March 14, 1997, and November 28, 1997, by and among MFS Variable Insurance Trust, Aetna Life Insurance and Annuity Company and Massachusetts Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 333-56297, as filed on August 4, 1998.) |

(8.38)    Fifth Amendment dated May 1, 1998, to the Fund Participation Agreement dated April 30, 1996, and amended on September 3, 1996, March 14, 1997, November 28, 1997, and May 1, 1998, by and among MFS Variable Insurance Trust, Aetna Life Insurance and Annuity Company and Massachusetts Company. (Incorporated herein by reference to Post--Effective Amendment No. 4 to Registration Statement on Form N-4, File No. 333-56297, as filed on February 16, 1999.)

(8.39)    Fifth Amendment dated July 1, 1999, to the Fund Participation Agreement dated April 30, 1996, and amended on September 3, 1996, March 14, 1997, November 28, 1997, and May 1, 1998, by and among MFS Variable Insurance Trust, Aetna Life Insurance and Annuity Company and Massachusetts Company. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4, File No. 333-56297, as filed on November 23, 1999.)

(8.40)    Sixth Amendment dated November 17, 2000, to the Fund Participation Agreement dated April 30, 1996, and amended on September 3, 1996, March 14, 1997, November 28, 1997, May 1, 1998, and July 1, 1999, by and among MFS Variable Insurance Trust, Aetna Life Insurance and Annuity Company and Massachusetts Company. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4, File No. 333-49176, as filed on November 30, 2000.)

(8.41)    Fund Participation Agreement dated as of November 28, 2001, among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 33-75962, as filed on April 8, 2002.)

(8.42)    Amendment dated March 5, 2002, between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) and Aetna Investment Services LLC (to be renamed ING Financial Advisers, LLC) to Fund Participation Agreement dated November 28, 2001. (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 33-75962, as filed on April 8, 2002.)

(8.43)    Amendment dated May 1, 2003, between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC to Fund Participation Agreement dated November 28, 2001, and subsequently amended on March 5, 2002. (Incorporated herein by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4, File No. 33-75988, as filed on April 10, 2003.)

(8.44)    Amendment dated November 1, 2004, to the Fund Participation Agreement between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated November 28, 2001, and subsequently amended on March 5, 2002, and May 1, 2003. (Incorporated herein by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-1A, File No. 333-32575, as filed on April 1, 2005.)

(8.45)    Amendment dated April 29, 2005, to the Fund Participation Agreement between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated November 28, 2001, and subsequently amended on March 5, 2002, May 1, 2003, and November 1, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-81216, as filed on April 11, 2006.)

(8.46)    Amendment dated August 31, 2005, to the Fund Participation Agreement between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated November 28, 2001, subsequently amended on March 5, 2002, May 1, 2003, and November 1, 2004, and April 29, 2005. (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-81216, as filed on April 11, 2006.)

(8.47)    Amendment dated December 7, 2005, to the Fund Participation Agreement between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated November 28, 2001, subsequently amended on March 5, 2002, May 1, 2003, November 1, 2004, April 29, 2005, and August 31, 2005. (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-81216, as filed on April 11, 2006.)

(8.48)    Shareholder Servicing Agreement (Service Class Shares) dated as of November 27, 2001, between Portfolio Partners, Inc. and Aetna Life Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 333-75962, as filed on April 8, 2002.)

(8.49)    Amendment dated March 5, 2002, between Portfolio Partners (to be renamed ING Partners, Inc. effective may 1, 2002) and Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) to the Shareholder Servicing Agreement dated November 27, 2001. (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4, File No. 333-75962, as filed on April 8, 2002.)

(8.50)    Amendment dated May 1, 2003, by and between ING Portfolio Partners, Inc. to the Shareholder Servicing Agreement (Service Class Shares) dated November 27, 2001, as amended on March 5, 2002. (Incorporated herein by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4, File No. 33-75988, as filed on April 1, 2003.)

(8.51)    Form of Amendment dated November 1, 2004, to the Shareholder Servicing Agreement (Service Class Shares) by and between ING Partners, Inc. and ING Life Insurance and Annuity Company dated November 27, 2001, as amended on March 5, 2002, and May 1, 2003. (Incorporated herein by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4, File No. 33-34370, as filed on April 17, 2006.)

(8.52)    Amendment dated April 29, 2005, to the Shareholder Servicing Agreement (Service Class Shares) by and between ING Partners, Inc. and ING Life Insurance and Annuity Company dated November 27, 2001, and as amended on March 5, 2002, May 1, 2003, and November 1, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4, File No. 33-81216, as filed on April 11, 2006.)

(8.53)    Form of Amendment dated December 7, 2005, to the Shareholder Servicing Agreement (Service Class Shares) by and between ING Partners, Inc. and ING Life Insurance and Annuity Company dated November 27, 2001, as amended on March 5, 2002, May 1, 2003, November 1, 2004, and April 29, 2005. (Incorporated herein by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4, File No. 33-34370, as filed on April 17, 2006.)

(8.54)    Fund Participation Agreement dated July 29, 1992, and amended December 22, 1991, and June 1, 1994, between Aetna Life Insurance and Annuity Company, Investors Research Corporation and TCI Portfolios, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4, File No. 33-75986, as filed on April 12, 1996.)

(8.55)    Rule 22c-2 Agreement dated no later than April 16, 2007, is effective October 16, 2007, between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4, File No. 33-75962, as filed on June 15, 2007.

(9)       Opinion and Consent of Counsel.

(10)      Consent of Independent Registered Public Accounting Firm.

(11)      Not Applicable

(12)      Not Applicable

(13) Authorization for Signatures. (Incorporated herein by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4, File No. 33-75986, as filed on April 2, 1996.)

(14) Powers of Attorney

## Item 25 Directors and Officers of the Depositor

| Name and Principal Business Address | Positions and Offices with Depositor |
| --- | --- |
| Richard T. Mason, 440 S. Warren Street, Suite 300/702 Syracuse, NY 13202 | President |
| Thomas J. McInerney, One Orange Way, Windsor, CT 06095-4774 | Director and Chairman |
| Catherine H. Smith, One Orange Way, Windsor, CT 06095-4774 | Director and Senior Vice President |
| David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Director, Executive Vice President and Chief Financial Officer |
| Bridget M. Healy, 230 Park Avenue, New York, NY 10169 | Director |
| Robert G. Leary, 230 Park Avenue, New York, NY 10169 | Director |
| Valerie G. Brown, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President |
| Sue A. Collins, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President and Chief Actuary |
| Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President, Tax |
| Brian D. Comer, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President |
| Daniel P. Hanlon, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President |
| Shawn P. Matthews, 10 State House Square, Hartford, CT 06103 | Senior Vice President |
| David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President and Treasurer |
| Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President and Chief Accounting Officer |
| Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380 | Senior Vice President |
| Joseph Elmy, 1475 Dunwoody Drive, West Chester, PA 19380 | Vice President, Tax |
| Lisa S. Gilarde, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| June P. Howard, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Vice President |
| William S. Jasien, 12701 Fair lakes Circle, Suite 470, Fairfax, VA 22033 | Vice President |
| David A. Kelsey, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Kenneth E. Lacy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Vice President |
| William H. Leslie, IV, One Orange Way, Windsor, CT 06095 | Vice President and Actuary |
| Linda E. Senker, 1475 Dunwoody Drive, West Chester, PA 19380-1478 | Vice President, Compliance |
| Christopher R. Welp, 909 Locust Street, Des Moines, IA 50309 | Vice President |
| Joy M. Benner, 20 Washington Avenue South, | Secretary |

Minneapolis, MN 55401

**Item 26.** **Persons Controlled by or Under Common Control with the Depositor or Registrant**
Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 26 to Registration Statement on Form N-6 for Security Life Separate Account L1 of Security Life of Denver Insurance Company (File No. 33-57244), as filed with the Securities and Exchange Commission on April 7, 2009.

**Item 27.** **Number of Contract Owners**
As of February 27, 2009, there were 59,609 individuals holding interests in variable annuity contacts funded through Variable Annuity Account B of ING Life Insurance and Annuity Company.

**Item 28.** **Indemnification**
Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(3); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, ING America Insurance Holdings, Inc. maintains a Professional Liability and fidelity bond insurance policy issued by an international insurer. The policy covers ING America Insurance Holdings, Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling financial interest of 50% or more. These policies include the principal underwriter, as well as, the depositor. Additionally, the parent company of ING America Insurance Holdings, Inc., ING Groep N.V., maintains excess umbrella coverage with limits in excess of €125,000,000. The policies provide for the following types of coverage: errors and omissions/professional liability, directors and officers, employment practices, fiduciary and fidelity.

Section 20 of the ING Financial Advisers, LLC Limited Liability Company Agreement executed as of November 28, 2000, provides that ING Financial Advisers, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of ING Financial Advisers, LLC, as long as he acted in good faith on behalf of ING.

Financial Advisers, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

**Item 29. Principal Underwriter**

(a)  In addition to serving as the principal underwriter for the Registrant, ING Financial Advisers, LLC also acts as the principal underwriter for ING Partners, Inc. (a management investment company registered under the Investment Company Act of 1940 (1940 Act)). Additionally, ING Financial Advisers, LLC acts as the principal underwriter for Variable Life Account B of ING Life Insurance and Annuity Company (ILIAC), Variable Life Account C of ILIAC, Variable Annuity Account C of ILIAC, Variable Annuity Account I of ILIAC and Variable Annuity Account G of ILIAC (separate accounts of ILIAC registered as unit investment trusts under the 1940 Act). ING Financial Advisers, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act.), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trusts under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trusts under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trusts under the 1940 Act) (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B, C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H, I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P, and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M P (a management investment company registered under the1940 Act).

(b)  The following are the directors and officers of the Principal Underwriter:

| Name and Principal Business Address | Positions and Offices with Principal Underwriter |
| --- | --- |
| Ronald R. Barhorst, 4225 Executive Square, La Jolla, CA 92037 | President and Director |
| Kristin H. Hultgren, One Orange Way, Windsor, CT 06095 | Chief Financial Officer |
| Libby J. Soong, One Orange Way, Windsor, CT 06095-4774 | Chief Compliance Officer |
| Brian D. Comer, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President and Director |
| Lewis E. Bachetti, 581 Main Street, 4th Floor, Woodbridge, NJ 07095 | Senior Vice President |
| Boyd G. Combs, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327 | Senior Vice President , Tax |
| Daniel P. Hanlon, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President |
| William S. Jasien, 12701 Fair Lakes Circle, Ste 470, Fairfax, VA 22033 | Senior Vice President |
| Pamela Mulvey Barcia, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Robert H. Barley, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| M. Bishop Bastien, 980 9th Street, Sacramento, CA 95814 | Vice President |
| Nancy B. Bocella* | Vice President |

| | |
|---|---|
| Dianne C. Bogoian, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| J. Robert Bolchoz, 420 Crown Point Road, Columbia, SC 29209 | Vice President |
| David A. Brounley, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Anthony V. Camp, Jr., One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Mary K. Carey-Reid, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Nancy D. Clifford, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| William P. Elmslie* | Vice President |
| Joseph J. Elmy, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327 | Vice President, Tax |
| Brian K. Haendiges, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Bernard P. Heffernon, 10740 Nall Avenue, Ste 120, Overland Park, KS 66211 | Vice President |
| David A. Kelsey, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Christina Lareau, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| George D. Lessner, Jr., 15455 North Dallas Parkway, Suite 1250, Addison, TX 75001 | Vice President |
| Katherine E. Lewis, 2675 N Mayfair Road, Ste 501, Milwaukee, WI 53226 | Vice President |
| David J. Linney, 2900 N. Loop W, Ste 180, Houston, TX 77092 | Vice President |
| Frederick C. Litow, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327 | Vice President |
| Mark R. Luckinbill, 2841 Plaza Place, Ste. 210, Raleigh, NC 27612 | Vice President |
| Richard T. Mason, 440 S Warren Street, Ste 702, Syracuse, NY 13202 | Vice President |
| Scott Neeb, 4600 Ulster Street, Denver, CO 80237 | Vice President |
| David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Vice President and Treasurer |
| Ethel Pippin, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| M. J. Pise, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Deborah Rubin, 12701 Fair Lakes Circle, Ste 470, Fairfax, VA 22033 | Vice President |
| Todd Smiser, 2525 Cabot Drive, Suite 100, Lisle, IL 60532 | Vice President and Assistant Secretary |
| Frank W. Snodgrass, 150 4th Avenue, N, Ste 410, Nashville, TN 37219 | Vice President |
| Christina M. Starks, 2000 21st Avenue NW Minot ND 58703 | Vice President |
| S. Bradford Vaughan, Jr., 601 Union Street, Ste 810, Seattle, WA 98101 | Vice President |
| Forrest R. Wilson, 2202 North Westshore Boulevard, Suite 350, Tampa, FL 33607 | Vice President |
| Judeen T. Wrinn, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Nancy S. Stillman, One Orange Way, One Orange Way, | Assistant Vice President |

Windsor, CT 06095-4774

| | |
|---|---|
| Joy M. Benner, 20 Washington Avenue S, Minneapolis, MN 55401 | Secretary |
| Randall K. Price, 20 Washington Avenue S, Minneapolis, MN 55401 | Assistant Secretary |
| John F. Todd, One Orange Way, Windsor, CT 06095-4774 | Assistant Secretary |
| Susan M. Vega, 20 Washington Avenue S, Minneapolis, MN 55401 | Assistant Secretary |
| Glenn A. Black, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 | Tax Officer |
| Terry L. Owens, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327 | Tax Officer |
| James H. Taylor, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327 | Tax Officer |

\* This Officer does not have a business address.

(c)     Compensation from January 1, 2008 to December 31, 2008:

| (1) | (2) | (3) | (4) | (5) |
|---|---|---|---|---|
| Name of Principal Underwriter | Net Underwriting Discounts and Commissions | Compensation on Redemption or Annuitization | Brokerage Commissions | Compensation* |
| ING Financial Advisers, LLC | | | | $2,501,353 |

\*     Reflects compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of al registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company during 2008.

**Item 30.     Location of Accounts and Records**

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by ING Life Insurance and Annuity Company at One Orange Way, Windsor, CT 06095-4774 and ING Americas at 5780 Powers Ferry Road, Atlanta, GA 30327-4390 and 1475 Dunwoody Drive, West Chester, PA a19380-1478.

**Item 31.     Management Services**

Not Applicable

**Item 32.     Undertakings**

Registrant hereby undertakes:

(i)     to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(ii)     to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

(iii)     to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents that it is relying upon and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1988 WL 1235221 *13 (S.E.C.)]

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ING Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ING Life Insurance and Annuity Company.

The Depositor and Registrant rely on SEC regulation.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B, certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 61 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Windsor, and State of Connecticut on the 29th day of April, 2009.

VARIABLE ANNUITY ACCOUNT B
*(Registrant)*

By: ING LIFE INSURANCE AND ANNUITY COMPANY
    *(Depositor)*

By: /s/ Richard T. Mason*
    Richard T. Mason
    President
    (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 61 to the Registration Statement has been signed by the following persons in the capacities indicated and on the date indicated.

| Signature | Title | |
|---|---|---|
| /s/ Richard T. Mason*<br>Richard T. Mason | President<br>(principal executive officer) | |
| /s/ Bridget M. Healy*<br>Bridget M. Healy | Director | |
| /s/ Robert G. Leary*<br>Robert G. Leary | Director | |
| /s/ Thomas J. McInerney*<br>Thomas J. McInerney | Director and Chairman | April 29, 2009 |
| /s/ Catherine H. Smith*<br>Catherine H. Smith | Director and Senior Vice President | |
| /s/ David A. Wheat*<br>David A. Wheat | Director, Executive Vice President and Chief Financial Officer (principal financial officer) | |
| /s/ Steven T. Pierson*<br>Steven T. Pierson | Senior Vice President and Chief Accounting Officer (principal accounting officer) | |

By: /s/ J. Neil McMurdie
    J. Neil McMurdie*
    *Attorney-in-Fact

**VARIABLE ANNUITY ACCOUNT B**
**EXHIBIT INDEX**

| Exhibit No. | Exhibit |
|---|---|
| 24(b)(9) | Opinion and Consent of Counsel |
| 24(b)(10) | Consent of Independent Registered Public Accounting Firm |
| 24(b)(14) | Powers of Attorney |